UNITEDHEALTH GROUP

12026078

# WORKING TOGETHER TO MAKE HEALTH CARE BETTER

2011 Annual Report to Shareholders



# Dear Shareholder:

**In 2011, the people of UnitedHealth Group, Optum and UnitedHealthcare again delivered sound operational and financial performance — distinctive in the consistency of their execution, the breadth and depth of both top line and bottom line growth, and in the diversity of their efforts across the health care landscape. The hard work and creativity of our people is steadily advancing the quality and value this enterprise delivers to those we serve and those who invest in us.**

Today, there are almost 100,000 deeply committed, talented and resourceful people who work across this enterprise to achieve this level of performance and to position us for an even more positive future. This letter is one of the few public opportunities to recognize and thank all of them for these efforts.

At this point, annual report convention dictates we launch into several pages about that strong 2011 performance and the distinctive attributes of this enterprise. Make no mistake, we grew and performed well, and our differentiating value advanced meaningfully. But, our thinking and energies have long since turned from 2011 and are fully engaged with 2012 and 2013. So what feels right to do as we strive toward higher levels of performance in 2012 is to renew with you some core commitments shared and acted on every day by the people of this enterprise that drive our performance regardless of the year.

We remain committed to our mission to society at large and to our role within the health care community. Our mission is to help people live healthier lives. Our role is to make the health care system work better for everyone.

- We are committed to **integrity** and ethical behavior in everything we do and to high standards of corporate governance.
- We are committed to **accountability in performance**. This means relentless execution on the fundamentals and in the details of everything we do, so the expectations of those we serve and those we work with across the health care system are consistently met and exceeded.
- We are committed to **innovation in everything we touch** — practical innovation that benefits customers, consumers and the health care community. Our efforts are focused on advancing and modernizing the health care system in both

**TABLE OF CONTENTS**

large and small ways, conserving its resources and helping the system serve more Americans more effectively, more consistently and at lower cost.

- We are committed to working collaboratively with all participants in the broad health care community. We are building honest, substantive and **trustworthy relationships as a foundation for collaboration** and shared efforts to create a better, more open and modern health care system than the one we all inherited.
- We are committed to serving people. The very human nature of both the social marketplace and the health care needs we address require a much higher **commitment to compassion** than what is required of other commercial endeavors. Compassion must be at the center of everything we do.
- We are committed to building businesses. That's who we are — people with proven skills, deep experience and insights who serve and advocate daily for an ever better health care system. We put private capital and talented people to work to achieve that goal in a manner that is accountable to society and our shareholders. We draw upon the creative and competitive strength of the open market to support our efforts. We use private sector capital to **grow and advance in sustainable and profitable ways**, based on the quality and consistency of the work we do, the trust we earn and the ever-improving value we deliver to those we serve, providing a distinctive return on capital to those who invest. We believe we can play an integral, enabling role in addressing some of society's greatest challenges in health care, today and in the future.

Each year, these commitments take root more deeply into the culture and character of this enterprise. Our culture is built on commonly shared beliefs and values and brought to life in the attributes, the actions and the behaviors we honor and reward.

We believe we can play an integral, enabling role in addressing some of society's greatest challenges in health care, today and in the future.

Today, we reflect less on past accomplishments and focus more on the challenges and opportunities before us. We can make a difference. We can help people live healthier lives. We can help make the health care system work better for everyone. We can grow and advance in profitable ways to provide distinctive returns on the capital entrusted to us. And in achieving these things, we can help address some of the broader social challenges of health care that have prevailed for too long.

Sincerely,

Steve Hemsley

President and Chief Executive Officer

# Performance Highlights

At UnitedHealth Group, our focus on fundamental execution and practical innovation improved value and service for customers in 2011. We are committed to further elevating our performance in 2012 as we continue to serve the growing needs of the health care system.

## $102B

**2011 REVENUE**
Revenues increased 8% from $94.2 billion in 2010

## 99K

**EMPLOYEES**
Working in all 50 states and 17 other countries worldwide

## 78M

**PEOPLE SERVED**
With innovative products and services from Optum and UnitedHealthcare

## $54B

**ELECTRONIC TRANSMISSION OF MEDICAL PAYMENTS**
Paying approximately 725 million claims annually with 99.7% accuracy

## 754K

**DIRECT RELATIONSHIPS WITH PHYSICIANS AND CARE PROVIDERS**
97% of the U.S. population resides in areas served by UnitedHealthcare's networks

## 79%

**EMPLOYEES WHO VOLUNTEER**
To support charitable causes in communities where they live and work

## $8.5B

**OP EARNINGS**
Operating earnings increased 8% compared to $7.9 billion in 2010

## $7B

**OP CASH FLOW**
Operating cash flow increased 11% compared to $6.3 billion in 2010

## 19%

**RETURN ON EQUITY**
Total shareholder return was 42%







# Working Together to Make Health Care Better

**At UnitedHealth Group, we think of health care as a system — a highly complex system of interacting, interrelated, interdependent elements that is continually changing. We see our enterprise as one of many participants in this expansive system, along with millions of health care consumers, physicians, nurses and other providers of care, hospitals and clinics, federal and state governments, employers of all sizes, pharmaceutical and medical device manufacturers and insurers.**

The health care system resides within a broad, vital social and economic environment, which is also complex and ever changing. Economically, it is a free market system, based on basic principles of supply and demand, and is among the most regulated. The health care system is also important politically because of social expectations related to health care access, quality and costs.

At its core, this system deals with the most central of human needs — the healing, preservation and quality of life.

The challenge we all face is that this system does not function systematically. It is highly fragmented, yet its separate elements are profoundly interlinked within local communities. Health care is among the most local of activities, and these local communities have real and significant differences in basic supply and demand dynamics, infrastructure, demographics, clinical care patterns and consumer preferences and behaviors.

And at its core, this system deals with the most central of human needs — the healing, preservation and quality of life. It is where we must respond to the interests of the most vulnerable in our communities.

We have endeavored to build UnitedHealth Group into that changing system, as an enterprise that is highly adaptable to the evolving health care environment and committed to taking responsible positions for enabling and driving positive change across health care.

### UnitedHealthcare and Optum

We engage the health care system through two distinct but strategically aligned business platforms, which also align to natural market boundaries. They fit the way people and institutions purchase products and services.

Our **Health Benefits** platform, **UnitedHealthcare**, tailors benefit products, clinical programs and customer service to meet the diverse needs of people across the commercial, Medicare and Medicaid markets.

**Optum**, our **Health Services** platform, for which we established a clear brand identity in 2011, develops unique end-to-end solutions to meet the diverse services needs of a broad spectrum of customers across the health care system.

UnitedHealth Group, as a consciously evolving company, is organized around core competencies, the things we strive to do distinctively well to add value in an ever-changing market environment. Our three core competencies are:

**Clinical Care Management:** Deep, practical know-how in clinical care management and coordination, in optimal clinical resource use, access and cost, integrated with skills in consumer engagement.

**Health Information:** Extensive health data and the capacity to translate that data into useful information and ultimately into intelligent action at the right time and in the right venue for better decision-making by everyone — from consumer to clinician.

**Advanced Technology:** Applying technology to execute a wide variety of complex interactions on a large scale, helping to connect and enable all the participants in health care.

Our businesses hold these competencies in common and leverage them to help make health care work better for everyone. Health care works as a true system the more integrated it becomes.

By "integrated" we mean more connected... aligned... informed and intelligent... and simpler.

### Fundamental Execution, Practical Innovation and a Distinctive Mind-Set

UnitedHealth Group is also distinguished by three qualities that we believe further differentiate us: consistent fundamental execution, a commitment to innovation and a distinctive mind-set and corporate culture.

Dependable service, accuracy and responsiveness *matter* to everyone our enterprise touches across health care. So we are focused on delivering consistently strong fundamental execution — doing things right and doing them right the first time. In 2011, we received positive feedback on our performance. We will continue the work to elevate our reputation to the levels we believe will truly distinguish our business and contribute to even more meaningful growth in the future health care consumer marketplace.

Innovation is essential to UnitedHealth Group's continuing success, enabling our businesses to adapt quickly and effectively as health care rapidly evolves.

# Highest

**IN EMPLOYER SATISFACTION**

In the J.D. Power and Associates 2011 Employer Health Insurance Plan Study℠, UnitedHealthcare ranked highest in employer satisfaction among the nation's self-insured commercial health plans.

# No. 1

**IN CLAIMS-PROCESSING ACCURACY**

The American Medical Association's 2011 National Health Insurer Report Card rated UnitedHealthcare No. 1 in claims-processing accuracy among the seven leading commercial health insurers.

We are increasingly invested in empowering people at the intersection of health and technology to take greater control of their everyday health. By giving people the tools to better understand their health and health care, we're helping them live healthier lives.

We begin by identifying the most pressing needs in health care. Then we apply a disciplined approach to ideation, experimentation and testing of ways we can better meet the needs of consumers and customers. We do not generate innovation simply for the sake of "the new." Our efforts must result in practical solutions that are meaningful to the people we serve.

We continued in 2011 to embed innovation into the DNA of our enterprise. This included visible senior level engagement, measureable processes and pipeline development, and dedicated funding. Good ideas and products are emerging from these efforts, including the Diabetes Prevention offering and consumer mobile and tablet applications, as well as products and services like the NowClinic online care system, the Health Savings Checkup and the Health Care Cost Estimator tools.

Reflecting the character of the enterprise itself, the people of UnitedHealth Group are problem solvers — business builders who are willing to take intelligent risks and manage them intensely.

In 2011, the national Product Development and Management Association named UnitedHealth Group one of two Outstanding Corporate Innovators across all industries for the year. We were ranked in *Fortune* as the most innovative in the care management and insurance category for the third consecutive year in 2012.

Reflecting the character of the enterprise itself, the people of UnitedHealth Group are problem solvers — business builders who are willing to take intelligent risks and manage those risks intensely.

We do not generate innovation simply for the sake of "the new." Our efforts must result in practical solutions that are meaningful to the people we serve.

We recognize that no one person or group can modernize health care alone. So we work collaboratively with a wide variety of partners in both the public and private sectors to achieve together what none of us might accomplish on our own. We are working closely with technology leaders like Cisco and Microsoft; our corporate customers like GE and Walmart; AARP; the Y; Project Hope; retail pharmacies and grocery chains like Rite Aid,



Walgreens, Kroger, Safeway and Albertsons; the Center for Medicare and Medicaid Services and state Medicaid agencies nationwide; major hospital systems and community clinics; the American Medical Association and specialty medical associations; and health care quality assurance groups.


Approx. 60M
77M
2011
2021

The Medicaid market is expected to grow more than 28 percent by 2021.

Integral to our innovative approach to Medicare, we have built a leading direct-to-consumer marketing platform and a broad product portfolio that we offer to seniors across a wide geographic footprint. With only 25 percent of Medicare recipients in managed care, the opportunity to serve more seniors in this growing market is substantial.

Very consciously and methodically, we are building a company culture that reinforces the socially sensitive nature of our work — a culture of integrity, compassion and trusting relationships, as well as innovation and high performance.

### UnitedHealthcare

Our Health Benefits platform, UnitedHealthcare, is a responsible industry leader with three market-facing businesses, integrated in a balanced way to respond to local market dynamics and serve the needs of people at every stage of their lives. UnitedHealthcare Employer & Individual, UnitedHealthcare Medicare & Retirement and UnitedHealthcare Community & State offer flexible, consistent and responsive service, and enormous scale and efficiency, with compelling economic value to the end consumer.

Over the next decade, the individual health benefits market is expected to double in size from 15 million to 33 million people as states implement national health care reforms. Baby boomers are expanding the senior benefits market at the rate of 10,000 individuals per day. And the Medicaid market is expected to grow more than 28 percent to 77 million people by 2021.

In Medicaid, our attraction for state governments is built on managing the needs of medically complex, underserved populations, providing community-based social support services and creating access to quality community-based care. We are well-positioned to increase our penetration in some existing markets and expand thoughtfully into new geographies and product offerings where managed care needs are great and penetration is low.

About 7 percent of Medicaid recipients require long-term care. But they account for 35 percent of Medicaid expenditures. With less than 15 percent of these individuals using managed care, there is a considerable opportunity to help states improve quality and lower cost in long-term care.

About 9 million people, often the sickest and poorest, rely on both Medicare and Medicaid. The cost of their care is estimated to be more than $300 billion annually and is the fastest-growing segment of Medicare and Medicaid.

+10,000

**INDIVIDUALS PER DAY**

**Baby boomers are expanding the senior benefits market at an unprecedented rate.**

Their care is often fragmented and unaligned. UnitedHealthcare's experience working extensively with both Medicare and Medicaid positions us well to serve these people and meet their complex clinical and behavioral needs with integrated solutions.

As more Americans, including many who are also eligible for Medicaid, enter Medicare with multiple chronic conditions, ever more effective complex care management will make an enormous difference in the quality of care we deliver.

In 2014, health exchanges are expected to open a new $60 billion market, which could triple to $200 billion by 2019. Our expertise managing diverse populations, intimate understanding of local markets, and experience selling directly to consumers as we do in Medicare and engaging with states as we do in Medicaid, will enable us to serve this new exchange marketplace with excellence and innovation.

Today, UnitedHealthcare has relationships with 250,000 employers, serves one in five Medicare recipients and manages the care of more than 3.5 million individuals in Medicaid. We know the clinical services and interventions individuals will need in every stage of their health care journey. We turn that knowledge into meaningful interactions with the people we serve and innovative ways to work more collaboratively with care providers to align incentives based on better health, higher quality outcomes and value for consumers.

UnitedHealthcare has relationships with 250,000 employers, serves one in five Medicare recipients and manages the care of more than 3.5 million individuals in Medicaid.

**Optum**

Optum, our Health Services business platform, is also exceptionally innovative, with a growing commitment to practical offerings that enable the health system to perform better — as a system.

Optum serves eight distinct markets:

- Integrated Care Delivery
- Care Management
- Consumer Engagement and Support
- Distribution of Benefits and Services
- Health Financial Services
- Operational Services and Support
- Health Care IT
- Pharmacy Management

These markets, collectively, are sized at more than $500 billion and are growing at 9 percent per year. We hold leadership positions in a number of these markets, and have participated in nearly all of them for a decade or more.


$200B
$60B

In 2014, health exchanges are expected to open a new $60 billion market, which could triple to $200 billion by 2019.

**$500B**

**TOTAL MARKET SIZE**
Optum serves eight distinct markets that, collectively, are growing at 9 percent per year.

**$1.5B**

**ASSETS UNDER MANAGEMENT**
The Optum-operated health care bank offers tools like HSAs and HRAs for consumers.

Optum serves these markets through three market-facing businesses:

- Aligning under **OptumHealth** are the markets for Integrated Care Delivery, Care Management, Consumer Engagement and Support, Distribution of Benefits and Services, and Health Financial Services.
- **OptumInsight** serves the markets for Operational Services and Support and Health Care IT.
- And Pharmacy Management, of course, aligns to **OptumRx**.

A few examples will provide a sense of the breadth and depth of our services businesses:

We work directly with physicians and clinics to provide integrated health care, as we currently do for 220,000 people through Southwest Medical Associates in Las Vegas. Our 260 physicians and other health professionals there are equipped with market-leading technologies and tools — such as Electronic Medical Records, telehealth and E-visits — to improve quality, access and clinical outcomes. By working to understand the unique needs of individuals and the complexity of their care, we deliver quality care at the right point of access, whether in clinics located in local-area retail stores or in southern Nevada's largest ambulatory surgery center.

Optum is also helping lay the groundwork for effective accountable care organizations (ACOs) in partnership with networks of care providers. This work includes our recent partnership with Monarch HealthCare in California, Orange County's largest association of physicians in private practice. Monarch was selected by the U.S. Department of Health and Human Services to participate in the Pioneer ACO Model, a CMS Innovation Center initiative designed to support organizations with experience operating as accountable care organizations to provide care that is better coordinated to beneficiaries' needs, at a lower cost to Medicare.

We are a leader in developing and implementing advanced health information technology. Our health information exchange (HIE) solutions already drive collaboration and real-time data exchange for more than 370 hospitals, 26 regional and hospital HIEs, and 11 statewide HIEs. With our hospital technology products, we are able to increase care quality, provide up-to-date patient information, and help hospitals in their two key areas of investment and cost — the ICU and the emergency room.

We provide consumers with online decision support and information in choosing health care providers by sharing information covering more than 100 diseases

UnitedHealthcare and Optum are improving the way the health care system performs for consumers and how effectively consumers use that system.

and conditions, 100 surgeries and procedures, 500 individual services and 3,000 medications. Our eHealth Portal and OptumizeMe mobile apps use the latest social media and other techniques to engage consumers in taking a more active role in their health.

In 2003, Optum introduced the first dedicated health care bank which today, with OptumHealth, offers consumers financial tools, like HSAs and HRAs, to help them save for medical costs and plan for future medical expenditures. Assets under management in health-linked savings and investment accounts are now almost $1.5 billion.

In the market for Pharmacy Management, Optum offers a full service PBM, including: claims payment, formulary administration, retail pharmacy network contracting, drug procurement, specialty pharmacy products, mail-order prescription fulfillment and the sale of over-the-counter drugs.

Optum's businesses are national in scope and more solution-oriented in their alignment to the marketplace, but like UnitedHealthcare, they are pursued and sold through local market relationships. Optum's markets are less extensively regulated. They are less mature and more emergent, with no dominant player as yet. But these markets are asking for more products and services that draw on the core competencies we have cultivated and deliver through Optum.

Today, Optum sells services to hundreds of health plans, thousands of hospitals, hundreds of thousands of physicians and their groups, a large portion of government and employee benefit sponsors, and global leaders in life sciences. We expect Optum to continue to build and expand.

**Working Together to Make Health Care Better**

While each of the businesses in our two operating platforms is a separate, market-facing entity, we believe UnitedHealthcare and Optum can provide extraordinary value to the health care system when they are working together. Here are three examples to illustrate:

UnitedHealthcare and Optum are improving the way the health care system performs for **consumers** and how effectively consumers use that system. UnitedHealthcare serves approximately 35 million people with medical health benefits and 4.9 million people in Medicare Part D stand-alone. Using personalized approaches and innovative benefit


Challenges
100%

Our eHealth Portal and OptumizeMe mobile apps use the latest social media and other techniques to engage consumers in taking a more active role in their health.

designs, we are educating and providing consumers with incentives to make better health care decisions and to change their behaviors around health and the use of health resources. Better care and improved use of resources result in lower costs.

Optum is a leader in creating consumer tools — providing better information for consumers to support their education, along with the technology that can drive the engagement and incentives for improving health, and the relevant content to help consumers make informed decisions and change their behaviors.

Together, UnitedHealthcare and Optum have the unique opportunity to be one of the most positive forces in health care, today and in the future.

Together, we are helping **health care providers** improve quality and reduce costs. We are working to enrich our vital care provider relationships by helping them adapt operationally and economically to perform well in an evolving health care landscape characterized by better information and collaboration, accountable performance, consumerism and significantly greater cost pressure.

Optum again has the critical tools to enable this process with care providers. We are helping them better understand their own costs. Optum can address misaligned processes and technologies, manage entire revenue cycles and turn clients' potential compliance challenges into competitive advantages. By improving performance and resource use, we ultimately lower costs in an appropriate, sustainable way.

We align Optum's data, technology and care delivery experience with UnitedHealthcare's innovative benefit approaches, membership and community presence to build more open, affordable and sustainable health communities in collaboration with local care delivery.

And, lastly, together we are helping **governments** address the huge challenges they face today. Government agencies are drowning in vast amounts of data, high social expectations and enormous responsibilities for health care. They are exposed to cost trends that are hard to control and cost shifting has advanced to an unsustainable point — impacting beneficiary access. They know they must change, they want to change, but they don't always know how to change and how to improve performance.

Optum has deep competencies in the science of managing data and turning it into actionable intelligence. Optum can design incentives and processes for change — offering ideas on how to efficiently modernize government programs drawn from proven commercial experience. And UnitedHealthcare, with its deep clinical experience in care coordination, its scale and local market relationships, serves as the ideal partner to help implement more modern government benefits.

As we look forward, UnitedHealthcare holds the potential to be the distinctive leader in health benefits — becoming ever simpler, more cost efficient and a trusted benefits innovator, growing organically as millions of people enter the market for benefits coverage. The rise of the consumer and the need to interact and engage with individuals, as both consumer and patient — when, where and how they wish to engage — open new markets and new channels for UnitedHealthcare benefit offerings.

Optum has the opportunity to define the health services market, claiming a role as health care's prime innovator and enabler. As we move forward in time, the care delivery market will change, with care providers getting paid based more on wellness, positive health outcomes and cost-effective approaches to high-quality care. That shift will compel new payment models, new management processes, new technologies and new service requirements. Care providers know they must change and adapt, but today many lack the tools, information and resources. Optum can help physicians, hospitals and other care providers confront all these changes.

Our goal is for Optum to excel in execution and service, and emerge as the leading source for a more modernized, integrated health care system.

Together, UnitedHealthcare and Optum have the unique opportunity to be one of the most positive forces in health care, today and in the future. And we are determined to seize that opportunity.

**Expectations for the Future**

We step forward into the future with strong confidence in our enterprise, our expansive and diversified approach to health care and the momentum created by our consistent fundamental execution. We also look to the future with profound humility in the face of our great responsibility to the people we are privileged to serve.

The people of UnitedHealth Group foresee building an enterprise that touches and engages millions more people and does so across a whole construct of services and benefits, information systems and scalable processes.

Our products and services will be distributed through retail channels, through government channels and over the Internet through computing clouds. We will reach and engage people through benefit designs, through coaching and concierge services, through integrated care organizations, inside and outside of UnitedHealthcare. We will help build out and connect modern care delivery systems at the local level.

Over the last few years, we have been improving performance, service, responsiveness and financial returns. We expect that to continue. Innovation is, and will remain, a hallmark of our company, improving our ability to understand and serve people's needs. We will continue to develop *Our* United Culture of integrity, compassion, relationships, innovation and performance to guide our decision-making and support our expanding role serving the health care needs of society. We believe we will continue to grow, delivering extraordinary value to the health care system, the people who depend upon it and to our shareholders.

We will continue to develop a culture of integrity, compassion, relationships, innovation and performance to guide our decision-making and support for our expanding role serving the health care needs of society.

# COMPANY **OVERVIEW**

In the next 10 years, millions more Americans are expected to enter a structured system of health benefit coverage — a system that includes benefits sponsored financially by private sector employers, expanding government programs and, increasingly, by consumers themselves.

The demands of this dramatic expansion of health benefits coverage will be a catalyst for major changes and an evolution of the rest of the health care system. The health system will need to become more modern and effective through basic connectivity, better at distributing and using information, more accountable for use of resources and more cost sensitive and efficient.

The businesses of UnitedHealth Group are playing key roles in these market-changing trends. Our Health Benefits platform, UnitedHealthcare, is growing by providing innovative, affordable health benefits across the entire spectrum of our customers — consumers, employers and governments. Optum, our Health Services platform, is growing by enabling and directly participating in the evolving modernization, integration and emerging consumerism of health care delivery.

Our businesses are complementary. UnitedHealthcare has the opportunity to pilot new ideas through Optum and to stimulate innovation at Optum by asking for products that fulfill emerging market needs. Optum gains tremendous scale from UnitedHealthcare, which enables it to quickly pilot, perfect and then scale up new offerings. However, Optum and UnitedHealthcare always operate with an "open systems" perspective and business philosophy.





UnitedHealth Group remains dedicated to providing the health care system and the people we serve with practical innovation, accountable performance and quality in everything we do.

# HEALTH **BENEFITS**

**UnitedHealthcare** can provide health benefits to individuals at every stage of life. As people age or experience economic shifts, we can meet the whole spectrum of their health benefit needs, offering broad access to high-value, cost-effective health care.

In the commercial benefits market, we leverage national scale deployed at the local level to deliver better value. We continue to develop a strong portfolio of senior solutions specifically geared to the growing and dynamic Medicare market. And we're expanding our Medicaid reach into new geographies, as more states seek to control costs and improve the quality of care for their most vulnerable citizens.

UnitedHealthcare is emerging as a leader in every market we serve and, as we look ahead, we see clear paths to continue strong, consistent growth. Changes in the health benefits market are creating opportunities to lead health care in a new direction, to expand market share by serving more people, helping them live healthier lives.







**UnitedHealthcare Employer & Individual** provides personalized solutions to help members live healthier lives and achieve meaningful cost savings for employers. This business offers a comprehensive array of consumer-oriented plans and services for large national employers, public sector employers, mid-sized employers, small businesses and individuals nationwide, providing nearly 26 million Americans access to quality health care.

**UnitedHealthcare Medicare & Retirement** provides health and well-being services to individuals age 50 and older, addressing their unique needs for preventive and acute health care services, as well as for services dealing with chronic disease and other specialized issues for older individuals. This business provides a wide spectrum of products and services to the growing senior market segment in all 50 states, the District of Columbia, and most U.S. territories.

**UnitedHealthcare Community & State** provides innovative Medicaid managed care solutions to states that care for the economically disadvantaged, the medically underserved, and those without the benefit of employer-funded health care coverage, in exchange for a monthly premium per member. This business offers health plans in 23 states and the District of Columbia, serving more than 3.5 million beneficiaries of acute and long-term care Medicaid plans, the Children's Health Insurance Program (CHIP), Special Needs Plans and other federal and state health care programs.



# HEALTH **SERVICES**



**Optum** creates products and services that provide consumers and clients with end-to-end solutions for a more modern and evolving health care marketplace. We are helping them improve the consistency of clinical performance and outcomes; build stronger individual consumer engagement and better health for populations of people; drive down system costs; adapt to quality-focused compliance mandates; and make the transition to new funding or payment arrangements.

Health care is evolving to become a more effective system, providing higher quality care that is more consistent and affordable for more people — a system fulfilling local health care needs by being more connected, intelligent, aligned and integrated at the community level.

We see growing opportunities to serve virtually all participants in health care — consumers, physicians and other health care professionals, hospitals, employers, government agencies, insurers and life sciences companies — to evolve with our clients, and the market, and to grow.





**OptumHealth** serves the physical, emotional and financial needs of 60 million individuals, enabling consumer health management and collaborative care delivery through programs offered by employers, payers, government entities and, increasingly, directly with the care delivery system. OptumHealth's solutions reduce costs for customers, improve workforce productivity and consumer satisfaction and optimize the overall health and well-being of populations.

**OptumInsight** is a health information, technology, services and consulting company, providing software and information products, advisory consulting services and business process outsourcing to participants in the health care industry. Hospitals, physicians, commercial health plans, government agencies, life sciences companies and others work with OptumInsight to reduce costs, meet compliance mandates, improve clinical performance and adapt to the changing health system landscape.

**OptumRx** provides pharmacy management services for more than 14 million people nationwide through its network of approximately 66,000 retail pharmacies and two mail service facilities. This business processes nearly 370 million adjusted retail, mail and specialty drug prescriptions annually. OptumRx is dedicated to helping people achieve optimal health while maximizing cost savings, improving quality and safety, increasing compliance and adherence, and reducing fraud and waste.

# Foundations

## United Health Foundation

The United Health Foundation is a not-for-profit, private foundation that provides actionable information to support decisions that lead to better health outcomes and healthier communities. Established by UnitedHealth Group in 1999, the Foundation has committed more than $193 million to improve health and health care. Following are examples of its initiatives:

The United Health Foundation's *America's Health Rankings®* is an annual state-by-state assessment of the nation's health. In collaboration with the American Public Health Association and Partnership for Prevention, for more than two decades *America's Health Rankings®* has provided communities and individuals with data that has spurred innovative thinking and action to strengthen our nation's health.

To increase access to health care for underserved communities, the Foundation's Community Health Centers of Excellence initiative supports community clinics that are part of our nation's health care safety net in New Orleans, Miami, New York City and Washington, D.C.

The Foundation's Diverse Scholars Initiative supports hundreds of low-income minority students pursuing degrees in the health field. The goal of the initiative is to increase the number of qualified, yet under-represented, college graduates entering the health workforce.

The Foundation collaborates with health research agencies, medical specialty societies and others to translate science into practice and helps make reliable medical evidence available to physicians and other care providers. Through this work, the United Health Foundation helps physicians and other health professionals achieve the best possible health outcomes for their patients.



Six-year-old Isaac and his family received a grant from the UnitedHealthcare Children's Foundation.

## UnitedHealthcare Children's Foundation

The UnitedHealthcare Children's Foundation (UHCCF) is a nonprofit Section 501(c)(3) charity that provides medical grants to help pay for medical treatments, services or equipment not covered, or not fully covered, by a family's commercial insurance plan. Qualifying families can receive up to $5,000 to help pay for medical services and equipment such as physical, occupational and speech therapy, counseling services, surgeries, prescriptions, wheelchairs, orthotics, eyeglasses and hearing aids.

UHCCF is funded by contributions from UnitedHealth Group, UnitedHealthcare and its employees, as well as the generosity of individuals and corporations. There are few places for families who have gaps in their commercial health benefit plan coverage to turn to for funding medically necessary services for their children. Children may go without necessary treatment, or they receive the care and families assume a large amount of debt. The Foundation understands these needs and is willing to help fill this void.

For more information, please visit the Foundation's website: www.uhccf.org.

# Our Mission

Our mission is to help people live healthier lives. Our role is to help make health care work better for everyone.

We seek to enhance the performance of the health system and improve the overall health and well-being of the people we serve and their communities.

We work with health care professionals and other key partners to expand access to quality health care so people get the care they need at an affordable price.

We support the physician/patient relationship and empower people with the information, guidance and tools they need to make personal health choices and decisions.

# Our Culture

The people of this company are aligned around basic values that inspire our behavior as individuals and as an institution:

**Integrity.** We are dedicated to the highest levels of personal and institutional integrity. We make honest commitments and work to consistently honor those commitments. We do not compromise ethics. We strive to deliver on our promises and we have the courage to acknowledge mistakes and do what is needed to address them.

**Compassion.** We try to walk in the shoes of the people we serve and the people we work with across the health care community. Our job is to listen with empathy and then respond appropriately and quickly with service and advocacy for each individual, each group or community and for society as a whole. We are grateful to have a role in serving people and society in an area so vitally human as their health.

**Relationships.** We build trust through cultivating relationships and working in productive collaboration with government, employers, physicians, nurses and other health care professionals, hospitals and the individual consumers of health care. Trust is earned and preserved through truthfulness, integrity, active engagement and collaboration with our colleagues and clients. We encourage the variety of thoughts and perspectives that reflect the diversity of our markets, customers and workforce.

**Innovation.** We pursue a course of continuous, positive and practical innovation, using our deep experience in health care to be thoughtful advocates of change and to use the insights we gain to invent a better future that will make the health care environment work and serve everyone more fairly, productively and consistently.

**Performance.** We are committed to deliver and demonstrate excellence in everything we do. We will be accountable and responsible for consistently delivering high-quality and superior results that make a difference in the lives of the people we touch. We continue to challenge ourselves to strive for even better outcomes in all key performance areas.

# Executive Officers, Leaders & Directors

**Executive Officers and Leaders**

Stephen J. Hemsley
President and
Chief Executive Officer

Cory Alexander
Senior Vice President,
Government Affairs

Richard N. Baer
Executive Vice President
and Chief Legal Officer

Gail K. Boudreaux
Executive Vice President,
UnitedHealth Group
and Chief Executive Officer,
UnitedHealthcare

William A. Munsell
Executive Vice President

Don Nathan
Senior Vice President and
Chief Communications Officer

John S. Penshorn
Senior Vice President,
Capital Markets Communications
and Strategy

Eric S. Rangen
Senior Vice President
and Chief Accounting Officer

Larry C. Renfro
Executive Vice President,
UnitedHealth Group and
Chief Executive Officer,
Optum

Jeannine M. Rivet
Executive Vice President

Simon Stevens
Executive Vice President
and President,
Global Health

Lori Sweere
Executive Vice President,
Human Capital

Reed V. Tuckson, M.D.
Executive Vice President
and Chief of Medical Affairs

Anthony Welters
Executive Vice President

David S. Wichmann
Executive Vice President
and Chief Financial Officer,
UnitedHealth Group
and President,
UnitedHealth Group Operations

**Board of Directors**

William C. Ballard, Jr.
Former Of Counsel,
Greenebaum Doll &
McDonald PLLC

Richard T. Burke
Non-Executive Chairman,
UnitedHealth Group

Robert J. Darretta
Retired Vice Chairman
and Chief Financial Officer,
Johnson & Johnson

Stephen J. Hemsley
President and
Chief Executive Officer,
UnitedHealth Group

Michele J. Hooper
President and
Chief Executive Officer,
The Directors' Council

Rodger A. Lawson
Retired President
and Chief Executive Officer,
Fidelity Investments —
Financial Services

Douglas W. Leatherdale
Retired Chairman
and Chief Executive Officer,
The St. Paul Companies, Inc.

Glenn M. Renwick
President and
Chief Executive Officer,
The Progressive Corporation

Kenneth I. Shine, M.D.
Executive Vice Chancellor
for Health Affairs,
The University of Texas System

Gail R. Wilensky, Ph.D.
Senior Fellow,
Project HOPE

**Audit Committee**

William C. Ballard, Jr., Chair
Robert J. Darretta
Glenn M. Renwick

**Nominating and Corporate Governance Committee**

Michele J. Hooper, Chair
William C. Ballard, Jr.
Douglas W. Leatherdale

**Compensation and Human Resources Committee**

Douglas W. Leatherdale, Chair
Robert J. Darretta
Rodger A. Lawson

**Public Policy Strategies and Responsibility Committee**

Gail R. Wilensky, Ph.D., Chair
Michele J. Hooper
Kenneth I. Shine, M.D.

UNITEDHEALTH GROUP

# Form 10-K

For the fiscal year ended December 31, 2011

## Forward-Looking Statements

This annual report may contain statements, estimates, projections, guidance or outlook that constitute "forward-looking" statements as defined under U.S. federal securities laws. Generally the words "believe," "expect," "intend," "estimate," "anticipate," "plan," "project," "should" and similar expressions identify forward-looking statements, which generally are not historical in nature. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. We caution that actual results could differ materially from those that management expects, depending on the outcome of certain factors.

A list of important factors that could cause results to differ materially from the forward-looking statements and a description of some of these risks and uncertainties can be found in UnitedHealth Group's reports filed with the Securities and Exchange Commission from time to time, including the annual report on Form 10-K included herein, quarterly reports on Form 10-Q and current reports on Form 8-K. Any or all forward-looking statements we make may turn out to be wrong. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. We do not undertake to update or revise any forward-looking statements.

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
# Washington, D.C. 20549

# Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011**

**or**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**Commission file number: 1-10864**

## UNITEDHEALTH GROUP INCORPORATED

**(Exact name of registrant as specified in its charter)**

| | |
|---|---|
| **Minnesota** | **41-1321939** |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

**UnitedHealth Group Center**
**9900 Bren Road East**
**Minnetonka, Minnesota**
(Address of principal executive offices)
**55343**
(Zip Code)
**(952) 936-1300**
(Registrant's telephone number, including area code)

**Securities registered pursuant to Section 12(b) of the Act:**

| | |
|---|---|
| **COMMON STOCK, $.01 PAR VALUE** | **NEW YORK STOCK EXCHANGE, INC.** |
| (Title of each class) | (Name of each exchange on which registered) |

**Securities registered pursuant to Section 12(g) of the Act: NONE**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No
Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No
The aggregate market value of voting stock held by non-affiliates of the registrant as of June 30, 2011 was $54,799,296,021 (based on the last reported sale price of $51.58 per share on June 30, 2011, on the New York Stock Exchange).*
As of January 31, 2012, there were 1,044,964,149 shares of the registrant's Common Stock, $.01 par value per share, issued and outstanding.
Note that in Part III of this report on Form 10-K, we incorporate by reference certain information from our Definitive Proxy Statement for the 2012 Annual Meeting of Shareholders. This document will be filed with the Securities and Exchange Commission (SEC) within the time period permitted by the SEC. The SEC allows us to disclose important information by referring to it in that manner. Please refer to such information.

* Only shares of voting stock held beneficially by directors, executive officers and subsidiaries of the Company have been excluded in determining this number.

# Financial Review

TABLE OF CONTENTS

# PART I

## ITEM 1. Business

### OVERVIEW

UnitedHealth Group is a diversified health and well-being company whose mission is to help people live healthier lives and help make health care work better (the terms "we," "our," "us," "UnitedHealth Group," or the "Company" used in this report refer to UnitedHealth Group Incorporated and our subsidiaries). Our business model has evolved and is informed by over three decades of serving the needs of the markets, and people, of health care.

Today, we are helping individuals access quality care at an affordable cost; simplifying health care administration and delivery; strengthening the physician/patient relationship; promoting evidence-based care; and empowering physicians, health care professionals, consumers, employers and other participants in the health system with actionable data to make better, more informed decisions.

Through our diversified family of businesses, we leverage core competencies in advanced, enabling technology; health care data, information and intelligence; and care management and coordination to help meet the demands of the health system. These core competencies are deployed within our two distinct, but strategically aligned, business platforms: health benefits operating under UnitedHealthcare and health services operating under Optum.

UnitedHealthcare serves the health benefits needs of individuals across life's stages through three businesses. UnitedHealthcare Employer & Individual serves individual consumers and employers. The unique health needs of seniors are served by UnitedHealthcare Medicare & Retirement. UnitedHealthcare Community & State serves the public health marketplace, offering states innovative Medicaid solutions.

Optum serves health system participants including consumers, physicians, hospitals, governments, insurers, distributors and pharmaceutical companies, through its OptumHealth, OptumInsight and OptumRx businesses. These businesses have dedicated units that drive improved access, affordability, quality and simplicity across eight markets: integrated care delivery, care management, consumer engagement and support, distribution of benefits and services, health financial services, operational services and support, health care information technology and pharmacy.

Through UnitedHealthcare and Optum, in 2011, we managed approximately $135 billion in aggregate health care spending on behalf of the constituents and consumers we served. Our revenues are derived from premiums on risk-based products; fees from management, administrative, technology and consulting services; sales of a wide variety of products and services related to the broad health and well-being industry; and investment and other income. Our two business platforms have four reportable segments:

- UnitedHealthcare, which includes UnitedHealthcare Employer & Individual, UnitedHealthcare Medicare & Retirement and UnitedHealthcare Community & State;
- OptumHealth;
- OptumInsight; and
- OptumRx.

For our financial results and the presentation of certain other financial information by segment, see Note 13 of Notes to the Consolidated Financial Statements.

### UNITEDHEALTHCARE

UnitedHealthcare is advancing strategies to improve the way health care is delivered and financed, offering consumers a simpler, more affordable health care experience. Our market position is built on:

- a national scale;
- the breadth of our product offerings, which are responsive to many distinct market segments in health care;
- strong local market relationships;
- service and advanced technology;
- competitive medical and operating cost positions;
- effective clinical engagement;
- extensive expertise in distinct market segments; and
- a commitment to innovation.

The financial results of UnitedHealthcare Employer & Individual, UnitedHealthcare Medicare & Retirement, and UnitedHealthcare Community & State have been aggregated in the UnitedHealthcare reportable segment due to their similar economic characteristics, products and services, customers, distribution methods, operational processes and regulatory environment. These businesses also share significant common assets, including our contracted networks of physicians, health care professionals, hospitals and other facilities, information technology infrastructure and other resources. UnitedHealthcare utilizes the expertise of UnitedHealth Group affiliates for capabilities in specialized areas, such as OptumRx prescription drug services, OptumHealth care solutions and behavioral health services and OptumInsight fraud and abuse prevention and detection. UnitedHealthcare arranges for discounted access to care through networks that include a total of nearly 754,000 physicians and other health care professionals and nearly 5,400 hospitals across the United States (UnitedHealthcare Network).

#### *UnitedHealthcare Employer & Individual*

UnitedHealthcare Employer & Individual works closely with employers and individuals to provide health benefit plans that provide personalized solutions to help members live healthier lives and achieve meaningful cost savings. UnitedHealthcare Employer & Individual offers a comprehensive array of consumer-oriented plans and services for large national employers, public sector employers, mid-sized employers, small businesses and individuals nationwide, providing nearly 26 million Americans access to health care as of December 31, 2011.

Through its risk-based product offerings, UnitedHealthcare Employer & Individual assumes the risk of both medical and administrative costs for its customers in return for a monthly premium, which is typically at a fixed rate per individual served for a one-year period. When providing administrative and other management services to customers that elect to self-fund the health care costs of their employees and employees' dependants, UnitedHealthcare Employer & Individual receives a fixed service fee per individual served. These customers retain the risk of financing medical benefits for their employees and employees' dependants, while UnitedHealthcare Employer & Individual provides customized services such as coordination and facilitation of medical services and related services to customers, consumers and health care professionals, transaction processing and access to a contracted network of physicians, hospitals and other health care professionals, including dental and vision. Large employer groups, such as those serviced by UnitedHealthcare Employer & Individual National Accounts, typically use self-funded arrangements. As of December 31, 2011, UnitedHealthcare Employer & Individual National Accounts served approximately 400 large employer groups under these arrangements, including 147 of the Fortune 500 companies. Smaller employer groups are more likely to purchase risk-based products because they are less willing or able to bear a greater potential liability for health care expenditures. UnitedHealthcare Employer & Individual also offers a variety of non-employer based insurance options for purchase by individuals, including students, which are designed to meet the health coverage needs of these consumers and their families.

As the commercial market becomes more consumer-oriented, individuals are assuming more personal and financial responsibility for their care, and they are demanding more affordable products, greater transparency and choice and personalized help navigating the complex system. The consolidated purchasing capacity represented by the individuals UnitedHealth Group serves makes it possible for UnitedHealthcare Employer & Individual to contract for cost-effective access to a large number of conveniently located care professionals. Individuals served by UnitedHealthcare Employer & Individual have access to 90% of the physicians and other health care professionals and 97% of the hospitals in the UnitedHealthcare Network; certain care providers are available only to those consumers served through Medicare and/or Medicaid products.

UnitedHealthcare Employer & Individual is engaging physicians and consumers and using information to promote well-informed health decisions, improved medical outcomes and greater efficiency. It offers consumers engaging and informative tools and resources that provide greater transparency around quality and cost, such as our Premium Designation program and Treatment Cost Estimator tool, affording our members more control over their health care.

UnitedHealthcare Employer & Individual's innovative clinical programs, built around an extensive clinical data set and principles of evidence-based medicine, are enabling a more integrated, proactive and personalized health system. The programs promote consumer engagement, health education, admission counseling before hospital stays, care advocacy to help avoid prolonged patients' stays in the hospital, support for individuals at risk of needing intensive treatment and coordination of care for people with chronic conditions. Disease and condition management programs help individuals address significant, complex disease states, including disease-specific benefit offerings such as the Diabetes Health Plan.

UnitedHealthcare Employer & Individual offers high-deductible consumer-driven benefit plans, which include health savings accounts (HSA) and health reimbursement accounts (HRA), enabling consumers to achieve even greater value and choice. During 2011, nearly 36,000 employer-sponsored benefit plans, including approximately 200 employers in the large group self-funded market, purchased one of these consumer-oriented products.

UnitedHealthcare Employer & Individual's comprehensive and integrated pharmaceutical management services promote lower costs by using formulary programs to drive better unit costs, encouraging consumers to use drugs that offer better value and outcomes, and through physician and consumer programs that support the appropriate use of drugs based on clinical evidence. In addition, UnitedHealthcare Employer & Individual also offers a comprehensive range of dental, vision, life, and disability product offerings delivered through an integrated approach that enhances efficiency and effectiveness and includes a network of nearly 35,000 vision professionals in private and retail settings, and more than 180,000 dental providers.

UnitedHealthcare Employer & Individual's distribution system consists primarily of producers (i.e., brokers and agents) and direct and internet sales in the individual market, producers in the small employer group market, and producers and other consultant-based or direct sales for large employer and public sector groups. UnitedHealthcare Employer & Individual's direct distribution efforts are generally limited to the individual market, portions of the large employer group and public sector markets, and cross-selling of specialty products to existing customers. UnitedHealthcare Employer & Individual offers its products through affiliates that are licensed as insurance companies, health maintenance organizations (HMOs), or third party administrators (TPAs).

***UnitedHealthcare Medicare & Retirement***

UnitedHealthcare Medicare & Retirement provides health and well-being services to individuals age 50 and older, addressing their unique needs for preventive and acute health care services as well as for services dealing with chronic disease and other specialized issues for older individuals. UnitedHealthcare Medicare & Retirement is fully dedicated to serving this growing senior market segment, providing products and services in all 50 states, the District of Columbia, and most U.S. territories.

UnitedHealthcare Medicare & Retirement offers a wide spectrum of Medicare products, including Medicare Advantage plans, Medicare Part D prescription drug coverage, and Medigap products that supplement traditional fee-for-service coverage, which may be sold to individuals or on a group basis. Premium revenues from the Centers for Medicare & Medicaid Services (CMS) represented 28% of our total consolidated revenues for the year ended December 31, 2011, most of which were generated by UnitedHealthcare Medicare & Retirement under a number of contracts.

UnitedHealthcare Medicare & Retirement has extensive distribution capabilities and experience, including direct marketing to consumers on behalf of its key clients: AARP, the nation's largest membership organization dedicated to the needs of people age 50 and over; state and U.S. government agencies; and employer groups. UnitedHealthcare Medicare & Retirement also has distinct pricing, underwriting, clinical program management and marketing capabilities dedicated to risk-based health products and services in the senior and geriatric markets.

***Medicare Advantage.*** UnitedHealthcare Medicare & Retirement provides health care coverage for seniors and other eligible Medicare beneficiaries primarily through the Medicare Advantage program administered by CMS, including Medicare Advantage HMO plans, preferred provider organization (PPO) plans, Special Needs Plans, Point-of-Service (POS) plans and Private-Fee-for-Service plans. Under the Medicare Advantage programs, UnitedHealthcare Medicare & Retirement provides health insurance coverage in exchange for a fixed monthly premium per member from CMS. Premium amounts vary based on the geographic areas in which members reside; demographic factors such as age, gender, and institutionalized status; and the health status of the individual. UnitedHealthcare Medicare & Retirement also provides complete, individualized care planning and care benefits for retirees, aging, disabled and chronically ill individuals, serving individuals enrolled in Medicare Advantage products in 30 states and in the District of Columbia in long-term care settings including nursing homes, community-based settings and private homes. In addition, UnitedHealthcare Medicare & Retirement offers innovative care management and clinical programs, integrating federal, state and personal funding through a continuum of products from Medicare Advantage and Special Needs Plans to hospice care. For high-risk patients in certain care settings and programs, UnitedHealthcare Medicare & Retirement uses proprietary, automated medical record software that enables clinical care teams to capture and track patient data and clinical encounters, creating a comprehensive set of care information that bridges across home, hospital and nursing home care settings. UnitedHealthcare Medicare & Retirement had approximately 2.2 million members enrolled in its Medicare Advantage products as of December 31, 2011. Proprietary predictive modeling tools help identify members at high risk and allow care managers to proactively outreach to members to create individualized care plans and help members obtain the right care, in the right place, at the right time.

***Prescription Drug Benefit (Part D).*** UnitedHealthcare Medicare & Retirement provides the Medicare prescription drug benefit (Part D) to beneficiaries throughout the United States and its territories. UnitedHealthcare Medicare & Retirement provides Part D drug coverage through its Medicare Advantage program and stand-alone Part D plans. As of December 31, 2011, UnitedHealthcare Medicare & Retirement had enrolled 7.1 million members in the Part D program, including 4.9 million members in the stand-alone Part D plans and 2.2 million members in its Medicare Advantage plans incorporating Part D coverage.

***Medicare Supplement.*** In association with AARP, UnitedHealthcare Medicare & Retirement provides a range of Medicare supplement and hospital indemnity insurance offerings through insurance company affiliates to 3.8 million AARP members.

Additional UnitedHealthcare Medicare & Retirement services include a nurse health line service, a lower cost Medicare supplement offering that provides consumers with a national hospital network, 24-hour access to health care information, and access to discounted health services from a network of physicians.

***UnitedHealthcare Community & State***

UnitedHealthcare Community & State is dedicated to providing innovative Medicaid managed care solutions to states that care for the economically disadvantaged, the medically underserved and those without the benefit of employer-funded health care coverage in exchange for a monthly premium per member from the applicable state. States using managed care services for Medicaid beneficiaries select health plans using either a formal bid process, or award individual contracts. As of December 31, 2011, UnitedHealthcare Community & State participates in programs in 23 states and the District of Columbia, serving approximately 3.5 million beneficiaries of acute and long-term care Medicaid plans, the Children's Health Insurance Program (CHIP), Special Needs Plans and other federal and state health care programs.

UnitedHealthcare Community & State's health plans and care programs are designed to address the complex needs of the populations they serve, including the chronically ill, those with disabilities and people with higher risk medical, behavioral and social conditions. UnitedHealthcare Community & State leverages the national capabilities of UnitedHealth Group, delivering them at the local market level to support effective care management, strong regulatory partnerships, greater administrative efficiency, improved clinical outcomes and the ability to adapt to a changing market environment. UnitedHealthcare Community & State coordinates resources among family, physicians, other health care providers, and government and community-based agencies and organizations to facilitate continuous and effective care. For example, the Personal Care Model establishes an ongoing relationship between health care professionals and individuals who have serious and chronic health conditions to help them maintain the best possible health and functional status, whether care is delivered in an acute care setting, long-term care facility or at home. Programs for families and children focus on high-prevalence and debilitating chronic illnesses such as hypertension and cardiovascular disease, asthma, sickle cell disease, diabetes, HIV/AIDS and high-risk pregnancies. Programs for the long-term care population focus on dementia, depression, coronary disease and functional-use deficiencies that impede daily living.

**OPTUM**

Optum is a technology-enabled health services business serving the broad health care marketplace, including payers, care providers, employers, government, life sciences companies and consumers. By helping connect and align health system participants and providing them actionable information at the points of decision-making, Optum helps improve overall health system performance: optimizing care quality, reducing costs and improving the consumer experience and care provider performance. Optum is organized in three segments:

- OptumHealth focuses on health management and wellness, clinical services and financial services;
- OptumInsight delivers technology, health intelligence, consulting and business outsourcing solutions; and
- OptumRx specializes in pharmacy services.

The breadth of this portfolio allows Optum to impact key activities that help enable better integrated, more sustainable health care.

**OPTUMHEALTH**

OptumHealth serves the physical, emotional and financial needs of 60 million unique individuals, enabling consumer health management and collaborative care delivery through programs offered by employers, payers, government entities and, increasingly, directly through the care delivery system. OptumHealth's products and services can be deployed individually or integrated to provide comprehensive solutions, addressing a broad base of needs within the health care system. OptumHealth's solutions reduce costs for customers, improve workforce productivity and consumer satisfaction and optimize the overall health and well-being of populations.

OptumHealth's simple, modular service designs can be easily integrated to meet varying employer, payer, government entity, care provider and consumer needs at a wide range of price points. OptumHealth offers its products, primarily, on an administrative fee basis whereby it manages or administers delivery of the product or services in exchange for a fixed fee per individual served, and on a risk basis, where OptumHealth assumes responsibility for health care costs in exchange for a fixed monthly premium per individual served. For its financial services offerings, OptumHealth charges fees and earns investment income on managed funds.

OptumHealth sells its products primarily through its direct sales force, strategic collaborations and external producers in three markets: employers (which includes the sub-markets of large, mid and small employers), payers (which includes the sub-markets of health plans, TPAs, underwriter/stop-loss carriers and individual market intermediaries) and government entities (which includes States, CMS, Department of Defense, Veterans Administration and other federal procurement). As provider reimbursement models evolve, care providers are emerging as a fourth market segment for our health management, financial services and collaborative care services.

OptumHealth is organized into five major operating groups: Care Solutions, Behavioral Solutions, Financial Services, Collaborative Care, and Logistics Health, Inc.

***Care Solutions.*** Care Solutions serves more than 41 million individuals through personalized health management (e.g., wellness, chronic and complex conditions), decision support (e.g., insurance choices, treatment and health care provider options) and access to networks of care provider specialists linked to medical conditions with high variation of quality and cost (e.g., physical health, cancer and transplants). This comprehensive solution set empowers consumers and enables their collaboration with specialty care providers that is critical to decisions that drive hospitalization and surgery.

***Behavioral Solutions.*** Behavioral Solutions serves more than 52 million individuals through global well-being solutions (e.g., employee assistance programs) and behavioral health management solutions (e.g., mental health, substance abuse) that address the emotional health needs of consumers, spanning the stress and anxiety of daily living, to depression associated with chronic illness, to clinically diagnosed mental illness. Programs combine predictive modeling, evidence-based clinical outcomes management, consumer support and peer support, with access to a leading network of behavioral health care providers. Behavioral Solutions customers have access to a national network of more than 112,000 clinicians and counselors and 3,300 facilities in approximately 6,600 locations nationwide.

***Financial Services.*** Dedicated solely to the health care market, OptumHealth Financial Services helps organizations and individuals optimize their health care finances. As a leading provider of consumer health care accounts (e.g., health savings accounts, flexible spending accounts), OptumHealth Financial Services enables people to use those tax-favored accounts to save money today and build health savings for the future. Organizations rely upon OptumHealth Financial Services to manage and improve their cash flows through turnkey electronic payment solutions (e.g., remittance advices, funds transfers) health care-related lending and credit (e.g., financing of care provider medical equipment) and financial risk protection for third party payers and self-funded employers (e.g., comprehensive stop-loss insurance coverage).

Financial Services is comprised of OptumHealth Bank, which is a member of the Federal Deposit Insurance Corporation (FDIC), a TPA and a transaction processing service for the health care industry. As of December 31, 2011, Financial Services had $1.5 billion in customer assets under management and during 2011 processed $54 billion in medical payments to physicians and other health care providers.

***Collaborative Care.*** Working closely with various health care providers in local markets and communities, Collaborative Care believes that the market is moving to a collaborative network model aligned around total population health management and outcomes-based reimbursement. In close coordination with local integrated care delivery systems, it deploys a core set of technology, risk management, analytical and clinical capabilities and tools to assist physicians in delivering high-quality care across the populations they serve. OptumHealth's coordinated post-acute care services augment primary care physicians to deliver services outside of hospitals to vulnerable, chronically ill populations. In affiliation with a broad variety of payers, Collaborative Care also delivers care to approximately 700,000 people through a spectrum of models ranging from medical clinics to contracts with individual practice association networks.

***Logistics Health, Inc.*** Acquired in 2011, Logistics Health, Inc. (LHI) focuses on mobile care delivery, logistically arranging for convenient access to care at the time and place most needed. LHI designs and implements occupational health, medical and dental readiness services, treatments and immunization programs and disability exams for the U.S. Military, Veterans Administration and Department of Health and Human Services, as well as numerous commercial companies. Services are delivered in provider clinics or through temporary on-site resources.

**OPTUMINSIGHT**

OptumInsight is a health information, technology, services and consulting company providing software and information products, advisory consulting services, and business process outsourcing to participants in the health care industry. Hospitals, physicians, commercial health plans, government agencies, life sciences companies and other organizations that comprise the health care system work with OptumInsight to reduce costs, meet compliance mandates, improve clinical performance and adapt to the changing health system landscape. As of December 31, 2011, OptumInsight's customer base included more than 6,000 hospital facilities, nearly 250,000 health care professionals or groups, nearly 300 commercial insurance companies and health plans, approximately 400 global life sciences companies, over 300 federal and state government agencies, including all 50 states, and approximately 150 United Kingdom government payers, as well as other UnitedHealth Group businesses.

OptumInsight's products and services are sold primarily through a direct sales force. OptumInsight's products are also supported and distributed through an array of alliance and business partnerships with other technology vendors, who integrate and interface its products with their applications.

OptumInsight's technology products and services solutions are offered through four integrated market groups. These market groups are Provider (e.g., physician practices and hospitals), Payer, Government and Life Sciences.

***Provider.*** The Provider market group combines a comprehensive range of technology and information products, advisory consulting, and outsourcing services focused on hospitals, integrated delivery networks, and physician practices. These solutions help providers establish efficient administrative and clinical workflows, improve patient care, and meet compliance mandates and are organized around hospital and physician practice needs for:

- Financial Performance Improvement: Provides comprehensive revenue cycle management technology, coding solutions, and full business process outsourcing for hospitals and physicians practices that drive higher net patient revenue and lower operational costs;
- Compliance: Delivers real-time medical necessity reviews and retrospective appeals management services to nearly 2,000 hospitals in all 50 states;
- Clinical Workflow and Connectivity: Provides high-acuity and ambulatory clinical workflow and electronic medical records software that makes hospital departments and physician practices more efficient, improves patient experience, and enables sharing of clinical data in integrated care settings. OptumInsight Health Information Exchange (HIE) solutions power 11 statewide HIEs and 36 regional and hospital integrated delivery network HIEs, and are used by more than 370 hospitals, more than 50,000 physicians and 165,000 health care professionals; and
- Accountable Care Solutions: Working with early adopters of Accountable Care Organization models to build the administrative, analytics, compliance, and care management infrastructure to succeed in outcomes-based payment models.

***Payer.*** OptumInsight's Payer business serves clients that offer commercial health insurance or privately administer health insurance programs on behalf of federal or state governments (e.g., Medicare Advantage or Managed Medicaid). The business offers technology, services and consulting capabilities that supplement OptumInsight's clients' existing operations, as well as fully outsourced solutions. The business addresses diverse needs for payer clients, serving four primary areas:

- Network Performance: Comprehensive offerings to enhance performance of provider networks and improve population health, including network design, management and operation services, as well as analytical tools that support care management;
- Clinical Quality: Services that align clinical quality and performance with financial outcomes for payers, such as Medicare risk adjustment services and quality improvement consulting;
- Operational Efficiency and Payment Integrity: A spectrum of offerings focused on improving the efficiency and cost-effectiveness of payer operations. Solutions assist in addressing a wide variety of operational improvement opportunities such as process

improvement and automation, fraud and abuse, claims payment accuracy and coordination of benefits; and
- Risk Optimization: Solutions help payers to grow and improve financial performance through predictive analytics and risk management services. Offerings include actuarial services, rating and underwriting products, and membership population modeling, as well as analytics and consulting.

***Government Solutions.*** OptumInsight Government Solutions helps state and federal governments improve the efficiency and quality of health and human services programs by offering a broad range of solutions including:
- Program Integrity: Improves the accuracy and efficiency of provider payments through prospective and retrospective analysis of claims transactions, driving detection of fraud and abuse and checking payment accuracy;
- Health Management and Population Analytics: Measures and identifies opportunities for improvement in cost, network performance, and care management for populations of covered members. Also includes health policy advisory services; and
- Data Warehousing and Business Intelligence: Builds and manages health care specific data model and warehouse solutions for Federal and State based programs. Applies business intelligence to analyze and drive decision making to improve cost, clinical outcomes, and member satisfaction.

***Life Sciences.*** The Life Sciences business addresses the changing global economic and regulatory competitive landscape by assisting life sciences clients in identifying, analyzing and measuring the value of their products. The Life Sciences business consults with clients by working across both research and development and brand/marketing so they can improve market access and product positioning. OptumInsight utilizes extensive real world data assets, scientifically-based research design and analytics to support the global life sciences industry and its markets through:
- Market Access and Optimization: Utilizes real-world evidence to drive increased drug revenues and decreased commercialization costs through health economics and outcomes research, pricing and reimbursements strategies, data and informatics, and late phase/Phase IV research studies;
- Strategic Regulatory Services: Focuses on design and execution of multi-national regulatory strategies to help clients speed regulatory approval and maintain compliance with dynamic regulations across geographies;
- Risk Management: Designs and executes epidemiology studies to understand detailed drug safety profiles and build integrated plans to address safety issues with regulators, providers, and patients; and
- Patient Insights: Drives collection and understanding of patient reported outcomes to inform comparative effectiveness research, patient engagement and adherence, and population health management.

Many of OptumInsight's software and information products, advisory consulting arrangements, and outsourcing contracts are performed over an extended period, often several years. OptumInsight maintains an order backlog to track unearned revenues under these long-term arrangements. The backlog consists of estimated revenue from signed contracts, other legally binding agreements and anticipated contract renewals based on historical experience that either have not started but are anticipated to begin in the near future, or are in process and have not been completed. In 2011, OptumInsight standardized backlog reporting across recent acquisitions and as a result increased the backlog by $0.4 billion. OptumInsight's aggregate backlog at December 31, 2011 was $4.0 billion, of which $2.4 billion is expected to be realized within the next 12 months. This includes $0.9 billion related to intersegment agreements, all of which are included in the current portion of the backlog. OptumInsight cannot provide any assurance that it will be able to realize all of the revenues included in backlog due to uncertainty regarding the timing and scope of services, the potential for cancellation, non-renewal, or early termination of service arrangements.

**OPTUMRX**

OptumRx provides a multitude of pharmacy benefit management (PBM) services. It serves more than 14 million people nationwide through its network of approximately 66,000 retail pharmacies and two mail service facilities, processing nearly 370 million adjusted retail, mail and specialty drug prescriptions annually. OptumRx is dedicated to helping its customers achieve optimal health while maximizing cost savings. It does this by working closely with customers to create customized solutions to improve quality and safety, increase compliance and adherence and reduce fraud and waste.

OptumRx provides PBM services and manages specialty pharmacy benefits across nearly all of UnitedHealthcare's businesses, as well as for external employer groups, union trusts, managed care organizations, Medicare-contracted plans, Medicaid plans and TPAs, including for pharmacy benefit services, mail service only, rebate services only and network services. Services include providing prescribed medications, patient support and clinical programs that ensure quality and value for consumers. OptumRx also provides claims processing, retail network contracting, rebate contracting and management and clinical programs, such as step therapy, formulary management and disease/drug therapy management programs to achieve a low-cost, high-quality pharmacy benefit. The mail order and specialty pharmacy fulfillment capabilities of OptumRx are an important strategic component in serving employers, commercial health plans, Medicaid plans and Medicare-contracted businesses, including Part D prescription drug plans. OptumRx's distribution system consists primarily of health insurance brokers and other health care consultants and direct sales.

## GOVERNMENT REGULATION

Most of our health and well-being services are regulated by federal and state regulatory agencies that generally have discretion to issue regulations and interpret and enforce laws and rules. These regulations can vary significantly from jurisdiction to jurisdiction, and the interpretation of existing laws and rules also may change periodically. In the first quarter of 2010, the Patient Protection and Affordable Care Act and a reconciliation measure, the Health Care and Education Reconciliation Act of 2010, which we refer to together as the Health Reform Legislation, were signed into law. The Health Reform Legislation, portions of which are summarized below, alters the regulatory environment in which we operate, in some cases to a significant degree. Federal and state governments continue to enact and consider various legislative and regulatory proposals that could materially impact certain aspects of the health care system. New laws, regulations and rules, or changes in the interpretation of existing laws, regulations and rules, as well as a result of changes in the political climate, could adversely affect our business.

In the event we fail to comply with, or we fail to respond quickly and appropriately to changes in, applicable laws, regulations and rules, our business, results of operations, financial position and cash flows could be materially and adversely affected. See Item 1A, "Risk Factors" for a discussion of the risks related to compliance with federal and state laws and regulations.

### HEALTH CARE REFORMS

The Health Reform Legislation expands access to coverage and modifies aspects of the commercial insurance market, as well as the Medicaid and Medicare programs, CHIP and other aspects of the health care system. Certain provisions of the Health Reform Legislation have already taken effect, and other provisions become effective at various dates over the next several years. The U.S. Department of Health and Human Services (HHS), the U.S. Department of Labor (DOL) and the U.S. Treasury Department have issued or proposed regulations on a number of aspects of Health Reform Legislation, but final rules and interim guidance on other key aspects of the legislation remain pending.

Certain aspects of the Health Reform Legislation are also being challenged in federal court, with the proponents of such challenges seeking to limit the scope of or have all or portions of the Health Reform Legislation declared unconstitutional. The United States Supreme Court is scheduled to hear oral arguments on certain aspects of these cases in March 2012, including the constitutionality of the individual mandate. Congress may also withhold the funding necessary to implement the Health Reform Legislation, or may attempt to replace the legislation with amended provisions or repeal it altogether.

The following outlines certain provisions of the Health Reform Legislation that have recently taken effect or are expected to take effect in the coming years, assuming the legislation is implemented in its current form.

***Effective 2010:*** The Health Reform Legislation mandated: the expansion of dependent coverage to include adult children until age 26; eliminated certain annual and lifetime caps on the dollar value of certain essential health benefits; eliminated pre-existing condition limits for enrollees under age 19; prohibited certain policy rescissions; prohibited plans and issuers from charging higher cost sharing (copayments or coinsurance) for emergency services that are obtained out of a plan's network; and included a requirement to provide coverage for preventive services without cost to members (for non-grandfathered plans).

The Health Reform Legislation also mandated certain changes to coverage determination and appeals processes, including: expanding the definition of "adverse benefit determination" to include rescissions; extending external review rights of adverse benefit determinations to insured and self-funded plans; and improving the clarity of and expanding the types of information in adverse benefit determination notices.

***Effective 2011:*** Commercial fully insured health plans in the large employer group, small employer group and individual markets with medical loss ratios below certain targets (85% for large employer groups, 80% for small employer groups and 80% for individuals, as calculated under the definitions in the Health Reform Legislation and regulations, subject to state specific exceptions) are required to rebate ratable portions of their premiums to their customers annually. Rebate payments for 2011 will be made in mid 2012. A state can request a waiver of the individual market medical loss ratio for up to three years if the state petitions and provides to HHS certain supporting data, and HHS determines that the requirement is disruptive to the market in that state. By the end of 2011, 17 states petitioned HHS for waivers of the mandated individual market medical loss ratio, of which six were wholly or partially granted. The Health Reform Legislation also mandated consumer discounts of 50% on brand name prescription drugs and 7% on generic prescription drugs for Part D plan participants in the coverage gap. These consumer discounts will gradually increase over the next several years, which will decrease consumer out-of-pocket drug spending within the coverage gap, shifting a portion of these costs to the plan sponsor.

In addition, as required under the Health Reform Legislation, HHS established a federal premium rate review process, which became effective in September 2011 and generally applies to proposed rate increases equal to or exceeding 10% (with state-specific thresholds to be applicable commencing September 2012). The regulations further require commercial health plans to provide to the states and HHS extensive information supporting any rate increases subject to the new federal rate review process. The regulations clarify that HHS review will not supersede existing state review and approval processes, but plans deemed to have a history of "unreasonable" rate increases may be prohibited from participating in the state-based exchanges that become active under the Health Reform Legislation in 2014. Under the regulations, the HHS rate review process would apply only to health plans in the individual and small group markets.

***Effective 2011/2012:*** CMS reduced or froze benchmarks which affect our Medicare Advantage reimbursements from CMS between 2009 and 2011, and beginning in 2012, additional cuts to Medicare Advantage benchmarks will take effect (benchmarks will ultimately range from 95% of Medicare fee-for-service rates in high cost areas to 115% in low cost areas), with changes being phased-in over two to six years, depending on the level of benchmark reduction in a county. In addition to other measures, quality bonuses may partially offset these anticipated benchmark reductions as CMS quality rating bonuses are phased in over three years beginning in 2012.

***Effective 2013:*** Effective beginning in 2013 with respect to services performed after 2009, the Health Reform Legislation limits the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code for insurance providers if at least 25% of the insurance provider's gross premium income from health business is derived from health insurance plans that meet the minimum creditable coverage requirements.

***Effective 2013/2014:*** The Health Reform Legislation provides for an increase in Medicaid fee-for-service and managed care program reimbursements for primary care services provided by primary care doctors (family medicine, general internal medicine or pediatric medicine) to 100% of the Medicare payment rates for 2013 and 2014, and provides 100% federal financing for the difference in rates based on rates applicable on July 1, 2009.

***Effective 2014:*** A number of the provisions of the Health Reform Legislation are scheduled to take effect in 2014, including: an annual insurance industry assessment ($8 billion levied on the insurance industry in 2014 with increasing annual amounts thereafter), which is not deductible for income tax purposes; expansion of Medicaid eligibility for all individuals and families with incomes up to 133% of the federal poverty level (states can early adopt the expansion without increased federal funding prior to 2014) with states receiving full federal matching in 2014 through 2016; all individual and group health plans must offer coverage on a guaranteed issue and guaranteed renewal basis during annual open enrollment and special enrollment periods and cannot apply pre-existing condition exclusions or health status rating adjustments; elimination of annual limits on essential benefits coverage on certain plans; establishment of state-based exchanges for individuals and small employers (generally, with up to 100 employees) as well as certain CHIP eligibles; introduction of plan designs based on set actuarial values to increase comparability of competing products on the exchanges; and establishment of minimum medical loss ratio of 85% for Medicare Advantage plans, as calculated under rules that have not yet been issued.

The Health Reform Legislation and the related federal and state regulations will impact how we do business and could restrict revenue and enrollment growth in certain products and market segments, restrict premium growth rates for certain products and market segments, increase our medical and administrative costs, expose us to an increased risk of liability (including increasing our liability in federal and state courts for coverage determinations and contract interpretation) or put us at risk for loss of business. In addition, our results of operations, financial position, including our ability to maintain the value of our goodwill, and cash flows could be materially and adversely affected by such changes. The Health Reform Legislation may also create new or expand existing opportunities for business growth, but due to its complexity, the impact of the Health Reform Legislation remains difficult to predict and is not yet fully known. See also Item 1A, "Risk Factors" for a discussion of the risks related to the Health Reform Legislation and related matters.

**OTHER FEDERAL LAWS AND REGULATION**

We are subject to various levels of federal regulation. For example, when we contract with the federal government, we are subject to federal laws and regulations relating to the award, administration and performance of U.S. government contracts. CMS regulates our UnitedHealthcare Medicare & Retirement and UnitedHealthcare Community & State Medicare and Medicaid businesses, as well as certain aspects of our Optum businesses. Our UnitedHealthcare Medicare & Retirement and UnitedHealthcare Community & State businesses submit information relating to the health status of enrollees to CMS (or state agencies) for purposes of determining the amount of certain payments to us. CMS also has the right to audit performance to determine compliance with CMS contracts and regulations and the quality of care given to Medicare beneficiaries. See Note 12 of Notes to the Consolidated Financial Statements and risk factors in this Form 10-K for a discussion of audits by CMS.

Our UnitedHealthcare reporting segment, through UnitedHealthcare Community & State, also has Medicaid and CHIP contracts that are subject to federal regulations regarding services to be provided to Medicaid enrollees, payment for those services and other aspects of these programs. There are many regulations surrounding Medicare and Medicaid compliance, and the regulatory environment with respect to these programs has become and will continue to become increasingly complex as a result of the Health Reform Legislation. In addition, certain of Optum's businesses hold contracts with federal agencies, including the U.S. Department of Defense, and we are subject to federal law and regulations relating to the administration of these contracts.

Certain of UnitedHealthcare's and Optum's businesses, such as UnitedHealthcare's eyeglass manufacturing activities and Optum's high clinical acuity workflow software, hearing aid products, and clinical research activities, are subject to regulation by the U.S. Food and Drug Administration, and the clinical research activities are also subject to laws and regulations outside of the United States that regulate clinical trials. Laws and regulations relating to consumer protection, anti-fraud and abuse, anti-kickbacks, false claims, prohibited referrals, inappropriately reducing or limiting health care services, anti-money laundering, securities and antitrust also affect us.

***HIPAA, GLBA and Other Privacy and Security Regulation.*** The administrative simplification provisions of the Health Insurance Portability and Accountability Act of 1996, as amended (HIPAA), apply to both the group and individual health insurance markets, including self-funded employee benefit plans. HIPAA requires guaranteed health care coverage for small employers and certain eligible individuals. It also requires guaranteed renewability for employers and individuals and limits exclusions based on pre-existing conditions. Federal regulations related to HIPAA include minimum standards for electronic transactions and code sets, and for the privacy and security of protected health information. The HIPAA privacy regulations do not preempt more stringent state laws and regulations that may also apply to us.

Federal privacy and security requirements change frequently because of legislation, regulations and judicial or administrative interpretation. For example, the U.S. Congress enacted the American Recovery and Reinvestment Act of 2009 (ARRA), which significantly amends, and adds new privacy and security provisions to HIPAA and imposes additional requirements on uses and disclosures of health information. ARRA includes new contracting requirements for HIPAA business associate agreements; extends parts of HIPAA privacy and security provisions to business associates; adds new federal data breach notification requirements for covered entities and business associates and new reporting requirements to HHS and the Federal Trade Commission (FTC) and, in some cases, to the local media; strengthens enforcement and imposes higher financial penalties for HIPAA violations and, in certain cases, imposes criminal penalties for individuals, including employees. We are awaiting final regulations on many key aspects of the ARRA amendments to HIPAA. In the conduct of our business, we may act, depending on the circumstances, as either a covered entity or a business associate. Federal consumer protection laws may also apply in some instances to privacy and security practices related to personal identifiable information. The use and disclosure of individually identifiable health data by our businesses is also regulated in some instances by other federal laws, including the Gramm-Leach-Bliley Act (GLBA) or state statutes implementing GLBA, which generally require insurers to provide customers with notice regarding how their non-public personal health and financial information is used and the opportunity to "opt out" of certain disclosures before the insurer shares such information with a third party, and which generally require safeguards for the protection of personal information. See Item 1A, "Risk Factors" for a discussion of the risks related to compliance with HIPAA, GLBA and other privacy-related regulations.

***ERISA.*** The Employee Retirement Income Security Act of 1974, as amended (ERISA), regulates how goods and services are provided to or through certain types of employer-sponsored health benefit plans. ERISA is a set of laws and regulations that is subject to periodic interpretation by the DOL as well as the federal courts. ERISA places controls on how our business units may do business with employers who sponsor employee benefit health plans, particularly those that maintain self-funded plans. Regulations established by the DOL provide additional rules for claims payment and member appeals under health care plans governed by ERISA. Additionally, some states require licensure or registration of companies providing third-party claims administration services for health care plans.

***FDIC.*** The FDIC has federal regulatory authority over OptumHealth Bank and performs annual examinations to ensure that the bank is operating in accordance with federal safety and soundness requirements. In addition to such annual examinations, the FDIC performs periodic examinations of the bank's compliance with applicable federal banking statutes, regulations and agency guidelines. In the event of unfavorable examination results, the bank could be subject to increased operational expenses and capital requirements, governmental oversight and monetary penalties.

**STATE LAWS AND REGULATION**

***Health Care Regulation.*** Our insurance and HMO subsidiaries must be licensed by the jurisdictions in which they conduct business. All of the states in which our subsidiaries offer insurance and HMO products regulate those products and operations. These states require periodic financial reports and establish minimum capital or restricted cash reserve requirements. With the amendment of the Annual Financial Reporting Model Regulation by the National Association of Insurance Commissioners (NAIC) to adopt elements substantially similar to the Sarbanes-Oxley Act of 2002, we expect that these states will continue to expand the scope of regulations relating to corporate governance and internal control activities of HMOs and insurance companies. Certain states have also adopted their own regulations for minimum medical loss ratios with which health plans must comply. In addition, a number of state legislatures have enacted or are contemplating significant reforms of their health insurance markets, either independent of or to comply with or be eligible for grants or other incentives in connection with the Health Reform Legislation. We expect the states to continue to introduce and pass similar laws in 2012, and this will affect our operations and our financial results.

Health plans and insurance companies are also regulated under state insurance holding company regulations. Such regulations generally require registration with applicable state departments of insurance and the filing of reports that describe capital structure, ownership, financial condition, certain intercompany transactions and general business operations. Some state insurance holding company laws and regulations require prior regulatory approval of acquisitions and material intercompany transfers of assets, as well as transactions between the regulated companies and their parent holding companies or affiliates. These laws may restrict the ability of our regulated subsidiaries to pay dividends to our holding companies.

In addition, some of our business and related activities may be subject to other health care-related regulations and requirements, including PPO, managed care organization (MCO), utilization review (UR) or third-party administrator-related regulations and licensure requirements. These regulations differ from state to state, and may contain network, contracting, product and rate, and financial and reporting requirements. There are laws and regulations that set specific standards for delivery of services, payment of claims, adequacy of health care professional networks, fraud prevention, the protection of consumer health information, pricing and underwriting practices and covered benefits and services. State health care anti-fraud and abuse prohibitions encompass a wide range of activities, including kickbacks for referral of members, billing unnecessary medical services and improper marketing. Certain of our businesses are subject to state general agent, broker, and sales distributions laws and regulations. Our UnitedHealthcare Community & State and UnitedHealthcare Medicare & Retirement businesses are subject to regulation by state Medicaid agencies that oversee the provision of benefits to our Medicaid and CHIP beneficiaries and to our dually-eligible Medicaid beneficiaries. We also contract with state governmental entities and are subject to state laws and regulations relating to the award, administration and performance of state government contracts.

***Guaranty Fund Assessments.*** Under state guaranty fund laws, certain insurance companies (and HMOs in some states), including those issuing health, long-term care, life and accident insurance policies, doing business in those states can be assessed (up to prescribed limits) for certain obligations to the policyholders and claimants of insolvent insurance companies that write the same line or lines of business. Assessments generally are based on a formula relating to premiums in the state compared to the premiums of other insurers and could be spread out over a period of years. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. See Note 12 of Notes to the Consolidated Financial Statements for a discussion of a matter involving Penn Treaty Network American Insurance Company and its subsidiary (Penn Treaty), which have been placed in rehabilitation.

***Pharmacy Regulation.*** OptumRx's mail order pharmacies must be licensed to do business as pharmacies in the states in which they are located. Our mail order pharmacies must also register with the U.S. Drug Enforcement Administration and individual state controlled substance authorities to dispense controlled substances. In many of the states where our mail order pharmacies deliver pharmaceuticals there are laws and regulations that require out-of-state mail order pharmacies to register with that state's board of pharmacy or similar regulatory body. These states generally permit the pharmacy to follow the laws of the state in which the mail order pharmacy is located, although some states require that we also comply with certain laws in that state. Our mail order pharmacies maintain certain Medicare and state Medicaid provider numbers as pharmacies providing services under these programs. Participation in these programs requires the pharmacies to comply with the applicable Medicare and Medicaid provider rules and regulations. Other laws and regulations affecting our mail order pharmacies include federal and state statutes and regulations governing the labeling, packaging, advertising and adulteration of prescription drugs and dispensing of controlled substances. See Item 1A, "Risk Factors" for a discussion of the risks related to our PBM businesses.

***Privacy and Security Laws.*** States have adopted regulations to implement provisions of the GLBA. Like HIPAA, GLBA allows states to adopt more stringent requirements governing privacy protection. A number of states have also adopted other laws and regulations that may affect our privacy and security practices, for example, state laws that govern the use, disclosure and protection of social security numbers and sensitive health information or that are designed to protect credit card account data. State and local authorities increasingly focus on the importance of protecting individuals from identity theft, with a significant number of states enacting laws requiring businesses to notify individuals of security breaches involving personal information. State consumer protection laws may also apply to privacy and security practices related to personally identifiable information, including information related to consumers and care providers. Additionally, different approaches to state privacy and insurance regulation and varying enforcement philosophies in the different states may materially and adversely affect our ability to standardize our products and services across state lines. See Item 1A, "Risk Factors" for a discussion of the risks related to compliance with state privacy and security-related regulations.

***UDFI.*** The Utah State Department of Financial Institutions (UDFI) has state regulatory and supervisory authority over OptumHealth Bank and in conjunction with federal regulators performs annual examinations to ensure that the bank is operating in accordance with state safety and soundness requirements. In addition to such annual examinations, the UDFI in conjunction with federal regulators performs periodic examinations of the bank's compliance with applicable state banking statutes, regulations and agency guidelines. In the event of unfavorable examination results, the bank could be subjected to increased operational expenses and capital requirements, governmental oversight and monetary penalties.

***Corporate Practice of Medicine and Fee-Splitting Laws.*** Certain of our businesses function as direct service providers to care delivery systems and, as such, are subject to additional laws and regulations. Some states have corporate practice of medicine laws that prohibit certain entities from practicing medicine or employing physicians to practice medicine. Additionally, some states prohibit certain entities from sharing in the fees or revenues of a professional practice (fee-splitting). These prohibitions may be statutory or regulatory, or may be a matter of judicial or regulatory interpretation. These laws, regulations and interpretations have, in certain states, been subject to limited judicial and regulatory interpretation and are subject to change.

***Consumer Protection Laws.*** Certain businesses participate in direct-to-consumer activities and are subject to emerging regulations applicable to on-line communications and other general consumer protection laws and regulations.

### AUDITS AND INVESTIGATIONS

We have been and are currently involved in various governmental investigations, audits and reviews. These include routine, regular and special investigations, audits and reviews by CMS, state insurance and health and welfare departments, state attorneys general, the Office of the Inspector General, the Office of Personnel Management, the Office of Civil Rights, the FTC, U.S. Congressional committees, the U.S. Department of Justice, U.S. Attorneys, the SEC, the Internal Revenue Service (IRS), the DOL, the FDIC and other governmental authorities. Such government actions can result in assessment of damages, civil or criminal fines or penalties, or other sanctions, including loss of licensure or exclusion from participation in government programs. See Note 12 of Notes to the Consolidated Financial Statements for details. In addition, disclosure of any adverse investigation, audit results or sanctions could adversely affect our reputation in various markets and make it more difficult for us to sell our products and services and retain our current business.

### INTERNATIONAL REGULATION

Most of our business is conducted in the United States. However, some of our businesses and operations are international in nature and are consequently subject to regulation in the jurisdictions in which they are organized or conduct business. These regulatory regimes encompass tax, licensing, tariffs, intellectual property, investment, management control, anti-fraud, anti-corruption and privacy and data protection regulations (including requirements for cross-border data transfers) that vary from jurisdiction to jurisdiction, among other matters. These international operations are also subject to United States laws that regulate activities of U.S.-based businesses abroad.

## COMPETITION

As a diversified health and well-being services company, we operate in highly competitive markets. Our competitors include managed health care companies, insurance companies, HMOs, TPAs and business services outsourcing companies, health care professionals that have formed networks to directly contract with employers or with CMS, specialty benefit providers, government entities, disease management companies, and various health information and consulting companies. For our UnitedHealthcare businesses, competitors include Aetna Inc., Cigna Corporation, Coventry Health Care, Inc., Health Net, Inc., Humana Inc., Kaiser Permanente, WellPoint, Inc., numerous for-profit and not-for-profit organizations operating under licenses from the Blue Cross Blue Shield Association and other enterprises that serve more limited geographic areas. For our OptumRx businesses, competitors include Medco Health Solutions, Inc., CVS Caremark Corporation and Express Scripts, Inc. Our OptumHealth and OptumInsight reportable segments also compete with a broad and diverse set of businesses. New entrants into the markets in which we compete, as well as consolidation within these markets, also contribute to a competitive environment. We believe the principal competitive factors that can impact our businesses relate to the sales, marketing and pricing of our products and services; product innovation; consumer satisfaction; the level and quality of products and services; care delivery; network capabilities; market share; product distribution systems; efficiency of administration operations; financial strength and marketplace reputation. If we fail to compete effectively to maintain or increase our market share, including maintaining or increasing enrollments in businesses providing health benefits, our results of operations, financial position and cash flows could be materially and adversely affected. See Item 1A, "Risk Factors," for additional discussion of our risks related to competition.

## EMPLOYEES

As of December 31, 2011, we employed approximately 99,000 individuals. We believe our employee relations are generally positive.

## EXECUTIVE OFFICERS OF THE REGISTRANT

The following sets forth certain information regarding our executive officers as of February 8, 2012, including the business experience of each executive officer during the past five years:

| Name | Age | Position |
|---|---|---|
| Stephen J. Hemsley | 59 | President and Chief Executive Officer |
| David S. Wichmann | 49 | Executive Vice President and Chief Financial Officer of UnitedHealth Group and President of UnitedHealth Group Operations |
| Richard N. Baer | 54 | Executive Vice President and Chief Legal Officer |
| Gail K. Boudreaux | 51 | Executive Vice President of UnitedHealth Group and Chief Executive Officer of UnitedHealthcare |
| William A. Munsell | 59 | Executive Vice President |
| Eric S. Rangen | 55 | Senior Vice President and Chief Accounting Officer |
| Larry C. Renfro | 58 | Executive Vice President of UnitedHealth Group and Chief Executive Officer of Optum |
| Lori Sweere | 53 | Executive Vice President of Human Capital |
| Reed V. Tuckson, M.D. | 60 | Executive Vice President and Chief of Medical Affairs |
| Anthony Welters | 56 | Executive Vice President |

Our Board of Directors elects executive officers annually. Our executive officers serve until their successors are duly elected and qualified.

*Mr. Hemsley* is President and Chief Executive Officer of UnitedHealth Group, has served in that capacity since January 2007, and has been a member of the Board of Directors since February 2000.

*Mr. Wichmann* is Executive Vice President and Chief Financial Officer of UnitedHealth Group and President of UnitedHealth Group Operations and has served in that capacity since January 2011. Mr. Wichmann has served as Executive Vice President and President of UnitedHealth Group Operations since April 2008. From January 2007 to April 2008, Mr. Wichmann served as Executive Vice President of UnitedHealth Group and President of the Commercial Markets Group (now UnitedHealthcare Employer & Individual).

*Mr. Baer* is Executive Vice President and Chief Legal Officer of UnitedHealth Group and has served in that capacity since May 2011. Prior to joining UnitedHealth Group, Mr. Baer served as Executive Vice President and General Counsel of Qwest Communications International Inc. from 2007 to April 2011 and Chief Administrative Officer from August 2008 to April 2011.

*Ms. Boudreaux* is Executive Vice President of UnitedHealth Group and Chief Executive Officer of UnitedHealthcare and has served in that capacity since January 2011. Ms. Boudreaux has overall responsibility for all UnitedHealthcare health benefits businesses. Ms. Boudreaux served as Executive Vice President of UnitedHealth Group and President of UnitedHealthcare from May 2008 to January 2011. Prior to joining UnitedHealth Group, Ms. Boudreaux served as Executive Vice President of Health Care Services Corporation (HCSC) from January 2007 to April 2008.

*Mr. Munsell* is Executive Vice President of UnitedHealth Group and has served in that capacity since January 2011. Mr. Munsell focuses on enterprise-wide initiatives, including emerging growth and expansion opportunities; public, regulatory and governmental affairs and representation; reputation and market image efforts, and external relationships and alliances for the enterprise. Mr. Munsell served as Executive Vice President of UnitedHealth Group and President of the Enterprise Services Group from September 2007 to January 2011. From January 2007 to August 2007, Mr. Munsell served as Executive Vice President of UnitedHealth Group.

*Mr. Rangen* is Senior Vice President and Chief Accounting Officer of UnitedHealth Group and has served in that capacity since January 2007.

*Mr. Renfro* is Executive Vice President of UnitedHealth Group and Chief Executive Officer of Optum and has served in that capacity since July 2011. From January 2011 to July 2011, Mr. Renfro served as Executive Vice President of UnitedHealth Group. From October 2009 to January 2011, Mr. Renfro served as Executive Vice President of UnitedHealth Group and Chief Executive Officer of the Public and Senior Markets Group. From January 2009 to October 2009, Mr. Renfro served as Executive Vice President of UnitedHealth Group and Chief Executive Officer of Ovations (now UnitedHealthcare Medicare & Retirement). Prior to joining UnitedHealth Group, Mr. Renfro served as President of Fidelity Developing Businesses at Fidelity Investments and as a member of the Fidelity Executive Committee from June 2008 to January 2009. From January 2007 to May 2008, Mr. Renfro held several senior positions at AARP Services Inc., including President and Chief Executive Officer of AARP Services Inc., Chief Operating Officer of AARP Services Inc., President and Chief Executive Officer of AARP Financial and President of the AARP Funds.

*Ms. Sweere* is Executive Vice President of Human Capital of UnitedHealth Group and has served in that capacity since June 2007. Prior to joining UnitedHealth Group, Ms. Sweere served as Executive Vice President of Human Resources of CNA Financial Corporation from January 2007 to May 2007.

*Dr. Tuckson* is Executive Vice President and Chief of Medical Affairs of UnitedHealth Group and has served in that capacity since January 2007.

*Mr. Welters* is Executive Vice President of UnitedHealth Group and has served in that capacity since January 2007. Mr. Welters focuses on enterprise-wide initiatives, including emerging growth and expansion opportunities; public, regulatory and governmental affairs and representation; reputation and market image efforts, and external relationships and alliances for the enterprise. Mr. Welters served as Executive Vice President of UnitedHealth Group and President of the Public and Senior Market Group from September 2007 to January 2011.

### ADDITIONAL INFORMATION

UnitedHealth Group Incorporated was incorporated in January 1977 in Minnesota. Our executive offices are located at UnitedHealth Group Center, 9900 Bren Road East, Minnetonka, Minnesota 55343; our telephone number is (952) 936-1300.

You can access our website at www.unitedhealthgroup.com to learn more about our Company. From that site, you can download and print copies of our annual reports to shareholders, annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, along with amendments to those reports. You can also download from our website our Articles of Incorporation, bylaws and corporate governance policies, including our Principles of Governance, Board of Directors Committee Charters, and Code of Conduct. We make periodic reports and amendments available, free of charge, as soon as reasonably practicable after we file or furnish these reports to the SEC. We will also provide a copy of any of our corporate governance policies published on our website free of charge, upon request. To request a copy of any of these documents, please submit your request to: UnitedHealth Group Incorporated, 9900 Bren Road East, Minnetonka, MN 55343, Attn: Corporate Secretary. Information on or linked to our website is neither part of nor incorporated by reference into this Annual Report on Form 10-K or any other SEC filings.

Our transfer agent, Wells Fargo Shareowner Services, can help you with a variety of shareholder-related services, including change of address, lost stock certificates, transfer of stock to another person and other administrative services. You can write to our transfer agent at: Wells Fargo Shareowner Services, P.O. Box 64854, St. Paul, Minnesota 55164-0854, email *stocktransfer@wellsfargo.com,* or telephone (800) 468-9716 or (651) 450-4064.

## ITEM 1A. Risk Factors

### CAUTIONARY STATEMENTS

The statements, estimates, projections, guidance or outlook contained in this Annual Report on Form 10-K include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (PSLRA). When used in this Annual Report on Form 10-K and in future filings by us with the SEC, in our news releases, presentations to securities analysts or investors, and in oral statements made by or with the approval of one of our executive officers, the words or phrases "believe," "expect," "intend," "estimate," "anticipate," "plan," project," "should" or similar expressions are intended to identify such forward-looking statements. These statements are intended to take advantage of the "safe harbor" provisions of the PSLRA. These forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the results discussed in the forward-looking statements.

The following discussion contains certain cautionary statements regarding our business that investors and others should consider. We do not undertake to address or update forward-looking statements in future filings or communications regarding our business or results of operations, and do not undertake to address how any of these factors may have caused results to differ from discussions or information contained in previous filings or communications. In addition, any of the matters discussed below may have affected past, as well as current, forward-looking statements about future results. Any or all forward-looking statements in this Form 10-K and in any other public filings or statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors discussed below will be important in determining future results. By their nature, forward-looking statements are not guarantees of future performance or results and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. Actual future results may vary materially from expectations expressed in this report or any of our prior communications.

**If we fail to effectively estimate, price for and manage our medical costs, the profitability of our risk-based products and services could decline and could materially and adversely affect our results of operations, financial position and cash flows.**

Under our risk-based benefit product arrangements, we assume the risk of both medical and administrative costs for our customers in return for monthly premiums. Premium revenues from risk-based benefits products comprise approximately 90% of our total consolidated revenues. We generally use approximately 80% to 85% of our premium revenues to pay the costs of health care services delivered to these customers. The profitability of these products depends in large part on our ability to predict, price for, and effectively manage medical costs. In this regard, the

Health Reform Legislation established minimum medical loss ratios for certain health plans, and authorized HHS to maintain an annual review process of "unreasonable" increases in premiums for commercial health plans. In addition, a number of states have enhanced (or are proposing to enhance) their premium review and approval processes. See the risk factor below relating to health care reform for further discussion of these provisions.

We manage medical costs through underwriting criteria, product design, negotiation of favorable provider contracts and care management programs. Total medical costs are affected by the number of individual services rendered and the cost of each service. Our premium revenue on commercial policies is typically at a fixed rate per individual served for a 12-month period and is generally priced one to four months before the contract commences. Our revenue on Medicare policies is based on bids submitted in June the year before the contract year. We base the premiums we charge and our Medicare bids on our estimates of future medical costs over the fixed contract period; however, medical cost inflation, regulation and other factors may cause actual costs to exceed what was estimated and reflected in premiums or bids. These factors may include increased use of services, increased cost of individual services, catastrophes, epidemics, the introduction of new or costly treatments and technology, new mandated benefits (such as the expansion of essential benefits coverage) or other regulatory changes, insured population characteristics and seasonal changes in the level of health care use. As a measure of the impact of medical costs on our financial results, relatively small differences between predicted and actual medical costs or utilization rates as a percentage of revenues can result in significant changes in our financial results. For example, if medical costs increased by 1% without a proportional change in related revenues for commercial insured products our annual net earnings for 2011 would have been reduced by approximately $215 million, excluding any offsetting impact from premium rebates.

In addition, the financial results we report for any particular period include estimates of costs that have been incurred for which claims are still outstanding. These estimates involve an extensive degree of judgment. If these estimates prove too low, our results of operations could be materially and adversely affected.

**Our business activities are highly regulated; new laws or regulations or changes in existing laws or regulations or their enforcement or application could materially and adversely affect our results of operations, financial position and cash flows.**

Our business is regulated at the federal, state, local and international levels. Our insurance and HMO subsidiaries must be licensed by and are subject to the regulations of the jurisdictions in which they conduct business. For example, states require periodic financial reports and enforce minimum capital or restricted cash reserve requirements. Health plans and insurance companies are also regulated under state insurance holding company regulations, and some of our activities may be subject to other health care-related regulations and requirements, including those relating to PPOs, MCOs, utilization review and TPA-related regulations and licensure requirements. Some of our businesses hold or provide services related to government contracts and are subject to federal and state anti-kickback and other laws and regulations governing government contractors. See Item 1, "Business - Government Regulation" for further information.

The laws and rules governing our business and interpretations of those laws and rules are subject to frequent change. For example, in the first quarter of 2010, the Health Reform Legislation was signed into law, legislating broad-based changes to the U.S. health care system. See Item 1, "Business - Government Regulation" for a discussion of the Health Reform Legislation. The broad latitude that is given to the agencies administering regulations governing our business, as well as future laws and rules, and interpretation and enforcement of those laws and rules by governmental enforcement authorities, could force us to change how we do business, restrict revenue and enrollment growth, increase our health care and administrative costs and capital requirements, and increase our liability in federal and state courts for coverage determinations, contract interpretation and other actions.

We must also obtain and maintain regulatory approvals to market many of our products, to increase prices for certain regulated products and to complete certain acquisitions and dispositions, including integration of certain acquisitions. For example, premium rates for our health insurance and/or managed care products are subject to regulatory review or approval in many states, and a number of states have enhanced (or are proposing to enhance) their rate review processes. Delays in obtaining necessary approvals or our failure to obtain or maintain adequate approvals could materially and adversely affect our revenues, results of operations, financial position and cash flows.

Under state guaranty fund laws, certain insurance companies (and HMOs in some states), including those issuing health (which includes long-term care), life and accident insurance policies, doing business in those states can be assessed (up to prescribed limits) for certain obligations to the policyholders and claimants of insolvent insurance companies that write the same line or lines of business. Changes in these laws or the interpretation thereof, or insolvency by another insurer, could have a material adverse effect on our results of operations, financial position and cash flows. See Note 12 of Notes to the Consolidated Financial Statements in this Form 10-K for a discussion of a matter involving an unaffiliated entity, Penn Treaty, which has been placed in rehabilitation.

Certain Optum businesses are also subject to regulatory and other risks and uncertainties in addition to the risks of our businesses of providing managed care and health insurance products. For example, state corporate practice of medicine doctrines and fee-splitting rules can impact our relationships with physicians, hospitals and customers. OptumHealth is subject to state telemedicine laws and regulations that apply to its telemedicine initiatives. Additionally, OptumHealth participates in the emerging private exchange markets and it is not yet known to what extent the states will issue new regulations that apply to private exchanges. These risks and uncertainties may materially and adversely affect our ability to market our products and services, or to do so at targeted margins, or increase the regulatory burdens under which we operate.

We are also involved in various governmental investigations, audits and reviews. See Note 12 of Notes to the Consolidated Financial Statements in this Form 10-K for a discussion of certain of these matters. See also the risk factor below relating to our activities as a payer in various government health care programs for a discussion of audits by CMS. Reviews and investigations of this sort can lead to government actions, which can result in the assessment of damages, civil or criminal fines or penalties, or other sanctions, including restrictions or changes in the way we conduct business, loss of licensure or exclusion from participation in government programs, and could have a material adverse effect on our results of operations, financial position and cash flows.

The health care industry is also regularly subject to negative publicity, including as a result of routine governmental investigations, the political debate surrounding the Health Reform Legislation and the political environment in general. Negative publicity may adversely affect our stock price, damage our reputation in various markets, foster an increasingly active regulatory environment or result in increased regulation and legislative review of industry practices. This may further increase our costs of doing business and the regulatory burdens under which we operate.

Some of our businesses and operations are international in nature and consequently face political, economic, legal, compliance, regulatory, operational and other risks and exposures that are unique and vary by jurisdiction. The regulatory environments and associated requirements and uncertainties regarding tax, licensing, tariffs, intellectual property, privacy, data protection, investment, management control, fraud and anti-corruption present additional challenges for us beyond those faced by U.S.-based businesses. Such requirements and uncertainties may adversely affect our ability to market our products and services, or to do so at targeted margins, or increase the regulatory burdens under which we operate.

For a discussion of various laws and regulations that impact our businesses, see Item 1, "Business - Government Regulation."

**The enactment or implementation of health care reforms could materially and adversely affect the manner in which we conduct business and our results of operations, financial position and cash flows.**

In the first quarter of 2010, the Health Reform Legislation was signed into law. The Health Reform Legislation expands access to coverage and modifies aspects of the commercial insurance market, as well as the Medicaid and Medicare programs and CHIP and other aspects of the health care system. Among other things, the Health Reform Legislation includes guaranteed coverage and expanded benefit requirements, eliminates pre-existing condition exclusions and annual and lifetime maximum limits, restricts the extent to which policies can be rescinded, establishes minimum medical loss ratios, creates a federal premium review process, imposes new requirements on the format and content of communications (such as explanations of benefits, or EOBs) between health insurers and their members, grants to members new and additional appeal rights, imposes new and significant taxes on health insurers and health care benefits, reduces the Medicare Part D coverage gap and reduces payments to private plans offering Medicare Advantage.

Certain provisions of the Health Reform Legislation have already taken effect, and other provisions become effective at various dates over the next several years. HHS, the DOL and the Treasury Department have issued or proposed regulations on a number of aspects of Health Reform Legislation, but final rules and interim guidance on other key aspects of the legislation remain pending. Due to the complexity of the Health Reform Legislation, the impact of the Health Reform Legislation remains difficult to predict and is not yet fully known.

For example, effective in 2011, the Health Reform Legislation established minimum medical loss ratios for all commercial health plans in the large employer group, small employer group and individual markets (85% for large employer groups, 80% for small employer groups and 80% for individuals, calculated under the definitions in the Health Reform Legislation and regulations). Companies with medical loss ratios below these targets are required to rebate ratable portions of their premiums to their customers annually. The potential for and size of the rebates will be measured by state, by group size and by licensed subsidiary. This disaggregation of insurance pools into much smaller pools will likely decrease the predictability of results for any given pool and could lead to variation over time in the estimates of rebates owed in total. Effective in 2014, Medicare Advantage plans will be required to maintain a minimum medical loss ratio of 85%. Depending on the results of these calculations and the manner in which we adjust our business model in light of these requirements, there could be meaningful disruptions in local health care markets, and our market share, revenues, results of operations, financial position and cash flows could be materially and adversely affected.

In addition, the Health Reform Legislation requires the establishment of state-based health insurance exchanges for individuals and small employers by 2014. The types of exchange participation requirements ultimately enacted by each state, the availability of federal premium subsidies within exchanges, the potential for differential imposition of state benefit mandates inside and outside the exchanges, the operation of reinsurance, risk corridors and risk adjustment mechanisms inside and outside the exchanges and the possibility that certain states may restrict the ability of health plans to continue to offer coverage to individuals and small employers outside of the exchanges, could result in disruptions in local health care markets and our revenues, results of operations, financial position and cash flows could be materially and adversely affected.

The Health Reform Legislation includes a "maintenance of effort" (MOE) provision that requires states to maintain their eligibility rules for people covered by Medicaid, until the Secretary of HHS determines that an insurance exchange is operational in a given state. The MOE provision is intended to prevent states from reducing eligibility standards and determination procedures as a way to remove adults above 133% of the federal poverty level from Medicaid before implementation of expanded Medicaid coverage effective in January 2014. However, states with, or projecting, a budget deficit may apply for an exception to the MOE provision. If states are successful in obtaining MOE waivers and allow certain Medicaid programs to expire, we could experience reduced Medicaid enrollment, which could materially and adversely affect our revenues, results of operations, financial position and cash flows.

Several of the provisions in the Health Reform Legislation will likely increase our medical cost trends. Examples of these provisions are the excise tax on medical devices, annual fees on prescription drug manufacturers, enhanced coverage requirements (including discounted prescription drugs for Medicare Part D participants) and the prohibition of pre-existing condition exclusions. The annual insurance industry assessment ($8 billion levied on the insurance industry in 2014 with increasing annual amounts thereafter), which is not deductible for income tax purposes, will increase our operating costs. Premium increases will be necessary to offset the impact these and other provisions will have on our medical and operating costs. These premium increases are oftentimes subject to state regulatory approval. In this regard, the Federal government is encouraging states to intensify their reviews of requests for rate increases by commercial health plans and providing funding to assist in those state-level reviews. We have begun to experience greater regulatory challenges to appropriate premium rate increases in several states, including California, New York and Rhode Island. In addition, as required under the Health Reform Legislation, HHS established a federal premium rate review process, which became effective in September 2011 and generally applies to proposed rate increases equal to or exceeding 10% (with state-specific thresholds to be applicable commencing September 2012). The regulations further require commercial health plans in the individual and small group markets to provide to the states and HHS extensive information supporting any rate increases subject to the new federal rate review process. If we are not able to secure approval for adequate premium increases to offset increases in our cost structure, our revenues, results of operations, financial position and cash flows could be materially and adversely affected. In addition, plans deemed to have a history of "unreasonable" rate increases may be prohibited from participating in the state-based exchanges that become active under the Health Reform Legislation in 2014. Under the regulations, the HHS rate review process would apply only to health plans in the individual and small group markets.

The Congressional Budget Office has estimated that up to 34 million new individuals may eventually gain insurance coverage if the Health Reform Legislation is implemented broadly in its current form. In addition, we expect that implementation of the Health Reform Legislation will increase the demand for products and capabilities offered by our Optum businesses. We have made and will continue to make strategic decisions and investments based, in part, on these assumptions, and our results of operations, financial position and cash flows could be materially and adversely affected if fewer individuals gain coverage under the Health Reform Legislation than estimated or we are unable to attract these new individuals to our UnitedHealthcare offerings, or if the demand for our Optum businesses does not increase.

Certain aspects of the Health Reform Legislation are also being challenged in federal court, with the proponents of such challenges seeking to limit the scope of or have all or portions of the Health Reform Legislation declared unconstitutional. The United States Supreme Court is scheduled to hear oral arguments on certain aspects of these cases in March 2012, including the constitutionality of the individual mandate. Congress may withhold the funding necessary to implement the Health Reform Legislation, or may attempt to replace the legislation with amended provisions or repeal it altogether. Any partial or complete repeal or amendment or implementation difficulties, or uncertainty regarding such events, could materially and adversely impact our ability to capitalize on the opportunities presented by the Health Reform Legislation or may cause us to incur additional costs of compliance. For example, if the individual mandate is declared unconstitutional or repealed without corresponding changes to other provisions of the Health Reform Legislation to protect against the risk of adverse selection (such as revisions to the guaranteed issue and renewal requirements, prohibition on pre-existing condition exclusions, and rating restrictions), our results of operations, financial position and cash flows could be materially and adversely affected.

Congress is also considering additional health care reform measures, and a number of state legislatures have enacted or are contemplating significant reforms of their health insurance markets, either independent of or to comply with or be eligible for grants or other incentives in connection with the Health Reform Legislation. The effects of the Health Reform Legislation and recently adopted state laws, and the regulations that have been and will be promulgated thereunder, are difficult to predict, and we cannot predict whether any other federal or state proposals will ultimately become law. Such laws and rules could force us to materially change how we do business, restrict revenue and enrollment growth in certain products and market segments, restrict premium growth rates for certain products and market segments, adversely change the nature of our contracted network relationships, increase our medical and administrative costs and capital requirements, expose us to an increased risk of liability (including increasing our liability in federal and state courts for coverage determinations and contract interpretation) or put us at risk for loss of business. In addition, our market share, our results of operations, our financial position, including our ability to maintain the value of our goodwill, and our cash flows could be materially and adversely affected by such changes.

For additional information regarding the Health Reform Legislation, see Item 1, "Business - Government Regulation" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Executive Overview - Regulatory Trends and Uncertainties."

**As a result of our participation in various government health care programs, both as a payer and as a service provider to payers, we are exposed to additional risks associated with program funding, enrollments, payment adjustments and audits that could materially and adversely affect our revenues, results of operations, financial position and cash flows.**

We participate in various federal, state and local government health care coverage programs, including as a payer in Medicare Advantage, Medicare Part D, various Medicaid programs and CHIP, and receive substantial revenues from these programs. We also provide services to payers through our Optum businesses. These programs generally are subject to frequent changes, including changes that may reduce the number of persons enrolled or eligible for coverage, reduce the amount of reimbursement or payment levels, reduce our participation in certain service areas or markets, or increase our administrative or medical costs under such programs. For example, CMS reduced or froze Medicare Advantage benchmarks that drive reimbursements between 2009 and 2011, and beginning in 2012, additional cuts to Medicare Advantage benchmarks will take effect, with changes being phased-in over two to six years, depending on the level of benchmark reduction in a county. Although we have adjusted members' benefits and premiums on a selective basis, terminated benefit plans in certain counties, and intensified both our medical and operating cost management in response to these benchmark reductions, there can be no assurance that we will be able to execute successfully on these or other strategies to address changes in the Medicare Advantage program.

As part of the Health Reform Legislation, CMS has developed a system whereby a plan that meets certain quality ratings will be entitled to various quality bonus payments. There can be no assurance that any of our plans will meet these quality ratings. Our revenues, results of operations, financial position and cash flows could be materially and adversely affected by funding reductions, or if our plans do not meet the requirements to receive quality bonus payments. Similarly, any reduction in Medicare Advantage payments could result in downward pressure on payments made to our Collaborative Care business in exchange for services provided to Medicare Advantage plans.

Our participation in the Medicare Advantage, Medicare Part D, and various Medicaid and CHIP programs occurs through bids that are submitted periodically. Revenues for these programs are dependent upon periodic funding from the federal government or applicable state governments and allocation of the funding through various payment mechanisms. Funding for these government programs is dependent upon many factors outside of our control, including general economic conditions and budgetary constraints at the federal or applicable state level, and general political issues and priorities. A reduction or less than expected increase, or a protracted delay, in government funding for these programs or change in allocation methodologies may materially and adversely affect our revenues, results of operations, financial position and cash flows. State Medicaid programs are also imposing other reforms, such as medical loss ratio requirements on Medicaid managed care organizations, which generally require such plans to rebate ratable portions of their premiums to their state customers if they cannot demonstrate they have met the ratio standards.

CMS uses various payment mechanisms to allocate funding for Medicare programs, including adjusting monthly capitation payments to Medicare Advantage plans and Medicare Part D plans according to the predicted health status of each beneficiary as supported by data from health care providers as well as, for Medicare Part D plans only, based on comparing costs predicted in our annual bids to actual prescription drug costs. Some state Medicaid programs utilize a similar process. For example, our UnitedHealthcare Medicare & Retirement and UnitedHealthcare Community & State businesses submit information relating to the health status of enrollees to CMS or state agencies for purposes of determining the amount of certain payments to us. In 2008, CMS announced that it will perform risk adjustment data validation (RADV) audits of selected Medicare health plans each year to validate the coding practices of and supporting documentation maintained by health care providers, and certain of our local plans have been selected for audit. These audits may result in retrospective adjustments to payments made to our health plans. In December 2010, CMS published for public comment a new proposed RADV audit and payment adjustment methodology. The proposed methodology contains provisions allowing retroactive contract level payment adjustments for the year audited using an extrapolation of the "error rate" identified in audit samples. In February 2011, CMS announced that it would be making changes to the proposed methodology based, in part, on comments submitted by industry participants. As of the date of this filing, CMS has not published the revised methodology. Depending on the methodology utilized, potential payment adjustments could have a material adverse effect on our results of operations, financial position and cash flows.

In addition, the Office of Inspector General for HHS has audited our risk adjustment data for two local plans and has initially communicated its findings, although we cannot predict the final outcome of the audit process. Any payment adjustments required as a result of the audits or otherwise could have a material adverse effect on our results of operations, financial position and cash flows. See Note 12 of Notes to the Consolidated Financial Statements in this Form 10-K for additional information regarding these audits.

CMS conducts a variety of routine, regular and special investigations, audits and reviews across the industry. For example, in the fourth quarter of 2011, CMS conducted an audit of our Medicare Advantage and Part D business. We are in the process of responding to preliminary findings. As with any CMS review, in the event we fail to comply with applicable CMS and state laws, regulations and rules, our results of operations, financial position and cash flows could be materially and adversely affected.

Under the Medicaid Managed Care program, state Medicaid agencies are periodically required by federal law to seek bids from eligible health plans to continue their participation in the acute care Medicaid health programs. If we are not successful in obtaining renewals of state Medicaid Managed Care contracts, we risk losing the members that were enrolled in those Medicaid plans. Under the Medicare Part D program, to qualify for automatic enrollment of low income members, our bids must result in an enrollee premium below a regional benchmark, which is calculated by the government after all regional bids are submitted. If the enrollee premium is not below the government benchmark, we risk losing the members who were auto-assigned to us and we will not have additional members auto-assigned to us. For example, we lost approximately 470,000 of our auto-enrolled low-income subsidy members effective January 1, 2012, because certain of our bids exceeded thresholds set by the government. In general, our bids are based upon certain assumptions regarding enrollment, utilization, medical costs, and other factors. In the event any of these assumptions are materially incorrect, either as a result of unforeseen changes to the Medicare program or other programs on which we bid, or our competitors submit bids at lower rates than our bids, our results of operations, financial position and cash flows could be materially and adversely affected.

**If we fail to comply with applicable privacy and security laws, regulations and standards, including with respect to third-party service providers that utilize sensitive personal information on our behalf, or if we fail to address emerging security threats or detect and prevent privacy and security incidents, our business, reputation, results of operations, financial position and cash flows could be materially and adversely affected.**

The collection, maintenance, protection, use, transmission, disclosure and disposal of sensitive personal information are regulated at the federal, state, international and industry levels and requirements are imposed on us by contracts with customers. These laws, rules and requirements are subject to change. Further, many of our businesses are subject to the Payment Card Industry Data Security Standards (PCI DSS), which is a multifaceted security standard that is designed to protect credit card account data as mandated by payment card industry entities. See Item 1, "Business - Government Regulation" for additional information. HIPAA also requires business associates as well as covered entities to comply with certain privacy and security requirements. Even though we provide for appropriate protections through our contracts with our third-party service providers and in certain cases assess their security controls, we still have limited oversight or control over their actions and practices.

Our facilities and systems and those of our third-party service providers may be vulnerable to privacy and security incidents; security attacks and breaches; acts of vandalism or theft; computer viruses; coordinated attacks by activist entities; emerging cybersecurity risks; misplaced or lost data; programming and/or human errors; or other similar events. Emerging and advanced security threats, including coordinated attacks, require additional layers of security which may disrupt or impact efficiency of operations.

Compliance with new laws, regulations and requirements may result in increased operating costs, and may constrain our ability to manage our business model. For example, our ability to collect, disclose and use sensitive personal information may be further restricted, and we are awaiting final HHS regulations for many key aspects of the ARRA amendments to HIPAA, such as with regard to marketing, electronic health records and access reports (which may necessitate system changes). In addition, HHS has announced a pilot audit program to assess HIPAA compliance efforts by covered entities through 2012. Although we are not aware of HHS plans to audit any of our covered entities, an audit resulting in findings or allegations of noncompliance could have a material adverse effect on our results of operations, financial position and cash flows.

Noncompliance or findings of noncompliance with applicable laws, regulations or requirements, or the occurrence of any privacy or security breach involving the misappropriation, loss or other unauthorized disclosure of sensitive personal information, whether by us or by one of our third-party service providers, could have a material adverse effect on our reputation, results of operations, financial position and cash flows, including the following consequences: mandatory disclosure of a privacy or security breach to the media; significant increases in the cost of managing and remediating privacy or security incidents; enforcement actions; material fines and penalties; an impact on our ability to process credit card transactions as well as an increase in related expenses; litigation; compensatory, special, punitive, and statutory damages; consent orders regarding our privacy and security practices; adverse actions against our licenses to do business; and injunctive relief.

**Our businesses providing PBM services face regulatory and other risks and uncertainties associated with the PBM industry that may differ from the risks of our business of providing managed care and health insurance products.**

We provide PBM services through our OptumRx and UnitedHealthcare businesses. Each business is subject to federal and state anti-kickback and other laws that govern their relationships with pharmaceutical manufacturers, customers and consumers. In addition, federal and state legislatures regularly consider new regulations for the industry that could materially and adversely affect current industry practices, including the receipt or disclosure of rebates from pharmaceutical companies, the development and use of formularies, and the use of average wholesale prices. See Item 1, "Business - Government Regulation" for a discussion of various federal and state laws and regulations governing our PBM businesses.

OptumRx also conducts business as a mail order pharmacy and specialty pharmacy, which subjects it to extensive federal, state and local laws and regulations. The failure to adhere to these laws and regulations could expose OptumRx to civil and criminal penalties.

Our PBM businesses would be materially and adversely affected by an inability to contract on favorable terms with pharmaceutical manufacturers, and could face potential claims in connection with purported errors by our mail order or specialty pharmacies, including in connection with the risks inherent in the packaging and distribution of pharmaceuticals and other health care products. Disruptions at any of our mail order or specialty pharmacies due to an accident or an event that is beyond our control could affect our ability to timely process and dispense prescriptions and could materially and adversely affect our results of operations, financial position and cash flows.

In addition, our PBM businesses provide services to sponsors of health benefit plans that are subject to ERISA. The DOL, which is the agency that enforces ERISA, could assert that the fiduciary obligations imposed by the statute apply to some or all of the services provided by our PBM businesses even where our PBM businesses are not contractually obligated to assume fiduciary obligations. In the event a court were to determine that fiduciary obligations apply to our PBM businesses in connection with services for which our PBM businesses are not contractually obligated to assume fiduciary obligations, we could be subject to claims for breaches of fiduciary obligations or entering into certain prohibited transactions.

UnitedHealthcare Employer & Individual is transitioning pharmacy benefit management for approximately 12 million of its commercial members, including pharmacy claims adjudication and customer service, from Medco Health Solutions, Inc. to OptumRx beginning in 2013. If we are unable to execute the transition effectively, UnitedHealthcare Employer & Individual could face loss of business, which could adversely impact our results of operations, financial position and cash flows.

**If we fail to compete effectively to maintain or increase our market share, including maintaining or increasing enrollments in businesses providing health benefits, our results of operations, financial position and cash flows could be materially and adversely affected.**

Our businesses compete throughout the United States and face significant competition in all of the geographic markets in which we operate. We compete with other companies on the basis of many factors, including price of benefits offered and cost and risk of alternatives, location and choice of health care providers, quality of customer service, comprehensiveness of coverage offered, reputation for quality care, financial stability and diversity of product offerings. For our UnitedHealthcare reporting segment, competitors include Aetna Inc., Cigna Corporation, Coventry Health Care, Inc., Health Net, Inc., Humana Inc., Kaiser Permanente, WellPoint, Inc., numerous for-profit and not-for-profit organizations operating under licenses from the BlueCross BlueShield Association and other enterprises that serve more limited geographic areas or market segments such as Medicare and Medicaid specialty services. For our OptumRx business, competitors include Medco Health Solutions, Inc., CVS/Caremark Corporation and Express Scripts, Inc. Our OptumHealth and OptumInsight reporting segments also compete with a broad and diverse set of businesses.

In particular markets, competitors may have greater capabilities, resources or market share; a more established reputation; superior supplier or health care professional arrangements; existing business relationships; or other factors that give such competitors a competitive advantage. In addition, significant merger and acquisition activity has occurred in the industries in which we operate, both as to our competitors and suppliers (including hospitals, physician groups and other care professionals) in these industries. Consolidation may make it more difficult for us to retain or increase customers, to improve the terms on which we do business with our suppliers, or to maintain or increase profitability. If we do not compete effectively in our markets, if we set rates too high or too low in highly competitive markets, if we do not design and price our products properly and competitively, if we are unable to innovate and deliver products and services that demonstrate value to our customers, if we do not provide a satisfactory level of services, if membership or demand for other services does not increase as we expect, if membership or demand for other services declines, or if we lose accounts with more profitable products while retaining or increasing membership in accounts with less profitable products, our business, results of operations, financial position and cash flows could be materially and adversely affected.

**If we fail to develop and maintain satisfactory relationships with physicians, hospitals, and other health care providers, our business could be materially and adversely affected.**

We contract with physicians, hospitals, pharmaceutical benefit service providers, pharmaceutical manufacturers, and other health care providers for services. Our results of operations and prospects are substantially dependent on our continued ability to contract for these services at competitive prices. Failure to develop and maintain satisfactory relationships with health care providers, whether in-network or out-of-network, could materially and adversely affect our business, results of operations, financial position and cash flows.

In any particular market, physicians and health care providers could refuse to contract, demand higher payments, or take other actions that could result in higher medical costs, less desirable products for customers or difficulty meeting regulatory or accreditation requirements. In some markets, certain health care providers, particularly hospitals, physician/hospital organizations or multi-specialty physician groups, may have significant market positions or near monopolies that could result in diminished bargaining power on our part. In addition, physician or practice management companies, which aggregate physician practices for administrative efficiency and marketing leverage, may compete directly with us. If these providers refuse to contract with us, use their market position to negotiate favorable contracts or place us at a competitive disadvantage, our ability to market products or to be profitable in those areas could be materially and adversely affected.

In addition, we have capitation arrangements with some physicians, hospitals and other health care providers. Under the typical capitation arrangement, the health care provider receives a fixed percentage of premiums to cover all or a defined portion of the medical costs provided to the capitated member. Under some capitated arrangements, the provider may also receive additional compensation from risk sharing and other incentive arrangements. Capitation arrangements limit our exposure to the risk of increasing medical costs, but expose us to risk related to the adequacy of the financial and medical care resources of the health care provider. To the extent that a capitated health care provider organization faces financial difficulties or otherwise is unable to perform its obligations under the capitation arrangement, we may be held responsible for unpaid health care claims that should have been the responsibility of the capitated health care provider and for which we have already paid the provider under the capitation arrangement. Further, payment or other disputes between a primary care provider and specialists with whom the primary care provider contracts can result in a disruption in the provision of services to our members or a reduction in the services available to our members. There can be no assurance that health care providers with whom we contract will properly manage the costs of services, maintain financial solvency or avoid disputes with other providers. Any of these events could have a material adverse effect on the provision of services to our members and our operations.

Some providers that render services to our members do not have contracts with us. In those cases, we do not have a pre-established understanding about the amount of compensation that is due to the provider for services rendered to our members. In some states, the amount of compensation due to these out-of-network providers is defined by law or regulation, but in most instances, it is either not defined or it is established by a standard that does not clearly specify dollar terms. In some instances, providers may believe that they are underpaid for their services and may either litigate or arbitrate their dispute with us or try to recover from our members the difference between what we have paid them and the amount they charged us. For example, we are involved in litigation with out-of-network providers, as described in more detail in "Litigation Matters" in Note 12 of Notes to the Consolidated Financial Statements.

Accountable care organizations (ACOs) and other organizational structures that physicians, hospitals, and other care providers choose may change the way that these providers interact with us and may change the competitive landscape. These changes may affect the way that we price our products and estimate our costs and may require us to incur costs to change our operations, and our results of operations, financial position and cash flows could be adversely affected.

The success of certain Optum businesses depends on maintaining satisfactory physician relationships. The primary care physicians that practice medicine or contract with our affiliated physician organizations could terminate their provider contracts or otherwise become unable or unwilling to continue practicing medicine or contracting with us. If we are unable to maintain satisfactory relationships with primary care physicians, or to retain enrollees following the departure of a physician, our revenues could be materially and adversely affected. In addition, our affiliated physician organizations contract with health insurance and HMO competitors of UnitedHealthcare. If our affiliated physician organizations fail to maintain relationships with these health insurance or HMO companies, our results of operations, financial position and cash flows could be materially and adversely affected.

In addition, physicians, hospitals, pharmaceutical benefit service providers, pharmaceutical manufacturers, and certain health care providers are customers of our Optum businesses. Given the importance of health care providers and other constituents to our businesses, failure to maintain satisfactory relationships with them could materially and adversely affect our results of operations, financial position and cash flows.

**Sales of our products and services are dependent on our ability to attract, retain and provide support to a network of independent producers and consultants.**

Our products are sold in part through independent producers and consultants who assist in the production and servicing of business. We typically do not have long-term contracts with our producers and consultants, who generally are not exclusive to us and who typically also recommend and/or market health care products and services of our competitors. As a result, we must compete intensely for their services and allegiance. Our sales would be materially and adversely affected if we are unable to attract or retain independent producers and consultants or if we do not adequately provide support, training and education to them regarding our product portfolio, or if our sales strategy is not appropriately aligned across distribution channels.

Because producer commissions are included as administrative expenses under the medical loss ratio requirements of the Health Reform Legislation, these expenses will be under the same cost reduction pressures as other administrative costs. Our relationships with producers could be materially and adversely impacted by changes in our business practices and the nature of our relationships to address these pressures, including potential reductions in commissions.

In addition, there have been a number of investigations regarding the marketing practices of producers selling health care products and the payments they receive. These have resulted in enforcement actions against companies in our industry and producers marketing and selling these companies' products. For example, CMS and state departments of insurance have increased their scrutiny of the marketing practices of producers who market Medicare products. These investigations and enforcement actions could result in penalties and the imposition of corrective action plans, which could materially and adversely impact our ability to market our products.

**Our relationship with AARP is important and the loss of such relationship could have an adverse effect on our business and results of operations.**

Under our agreements with AARP, we provide AARP-branded Medicare Supplement insurance, hospital indemnity insurance and other products and services to AARP members under a Supplement Health Insurance Program (the AARP Program). We also provide AARP-branded Medicare Advantage and Medicare Part D prescription drug plans to both AARP members and non-members. Our agreements with AARP extend to December 31, 2017 for the AARP Program and December 31, 2014 for the Medicare Advantage and Medicare Part D offerings. Our agreements with AARP contain commitments regarding corporate governance, corporate social responsibility, diversity and measures intended to improve and simplify the health care experience for consumers. The AARP agreements may be terminated early under certain circumstances, including, depending on the agreement, a material breach by either party, insolvency of either party, a material adverse change in our financial condition, material changes in the Medicare programs, material harm to AARP caused by us, and by mutual agreement. The success of our AARP arrangements depends, in part, on our ability to service AARP and its members, develop additional products and services, price the products and services competitively, meet our corporate governance, corporate social responsibility, and diversity commitments, and respond effectively to federal and state regulatory changes. The loss of our AARP relationship could have an adverse effect on our business and results of operations.

**Because of the nature of our business, we are routinely subject to various litigation actions, which could damage our reputation and, if resolved unfavorably, could result in substantial penalties and/or monetary damages and materially and adversely affect our results of operations, financial position and cash flows.**

Because of the nature of our business, we are routinely made party to a variety of legal actions related to, among other things, the design, management and delivery of our product and service offerings. These matters have included or could in the future include claims related to health care benefits coverage and payment (including disputes with enrollees, customers, and contracted and non-contracted physicians, hospitals and other health care professionals), tort (including claims related to the delivery of health care services), contract disputes and claims related to disclosure of certain business practices. We are also party to certain class action lawsuits brought by health care professional groups and consumers. We are largely self-insured with regard to litigation risks. Although we maintain excess liability insurance with outside insurance carriers for claims in excess of our self-insurance, certain types of damages, such as punitive damages in some circumstances, are not covered by insurance. We record liabilities for our estimates of the probable costs resulting from self-insured matters; however, it is possible that the level of actual losses will significantly exceed the liabilities recorded.

A description of significant legal actions in which we are currently involved is included in Note 12 of Notes to the Consolidated Financial Statements. We cannot predict the outcome of these actions with certainty, and we are incurring expenses in resolving these matters. The legal actions we face or may face in the future could further increase our cost of doing business and materially and adversely affect our results of operations, financial position and cash flows. In addition, certain legal actions could result in adverse publicity, which could damage our reputation and materially and adversely affect our ability to retain our current business or grow our market share in select markets and businesses.

**Unfavorable economic conditions could materially and adversely affect our revenues and our results of operations.**

Unfavorable economic conditions may continue to impact demand for certain of our products and services. For example, decreases in employment have caused and could continue to cause lower enrollment in our employer group plans, lower enrollment in our non-employer individual plans and a higher number of employees opting out of our employer group plans. Unfavorable economic conditions have also caused and could continue to cause employers to stop offering certain health care coverage as an employee benefit or elect to offer this coverage on a voluntary, employee-funded basis as a means to reduce their operating costs. In addition, unfavorable economic conditions could continue to adversely impact our employer group renewal prospects and our ability to increase premiums and could result in cancellation of products and services by our customers. All of these could lead to a decrease in our membership levels and premium and fee revenues and could materially and adversely affect our results of operations, financial position and cash flows.

During a prolonged unfavorable economic environment, state and federal budgets could be materially and adversely affected, resulting in reduced reimbursements or payments in our federal and state government health care coverage programs, including Medicare, Medicaid and CHIP. A reduction in state Medicaid reimbursement rates could be implemented retrospectively to payments already negotiated and/or received from the government and could materially and adversely affect our revenues, results of operations, financial position and cash flows. In addition, the state and federal budgetary pressures could cause the government to impose new or a higher level of taxes or assessments for our commercial programs, such as premium taxes on insurance companies and health maintenance organizations and surcharges or fees on select fee-for-service and capitated medical claims, and could materially and adversely affect our results of operations, financial position and cash flows.

In addition, a prolonged unfavorable economic environment could adversely impact the financial position of hospitals and other care providers, which could materially and adversely affect our contracted rates with these parties and increase our medical costs or materially and adversely affect their ability to purchase our service offerings. Further, unfavorable economic conditions could adversely impact the customers of our Optum businesses, including health plans, HMOs, hospitals, care providers, employers and others, which could, in turn, materially and adversely affect Optum's financial results.

**Our investment portfolio may suffer losses, which could materially and adversely affect our results of operations, financial position and cash flows.**

Market fluctuations could impair our profitability and capital position. Volatility in interest rates affects our interest income and the market value of our investments in debt securities of varying maturities, which comprise the vast majority of the fair value of our investments as of December 31, 2011. Relatively low interest rates on investments, such as those experienced during recent years, have adversely impacted our investment income, and a prolonged low interest rate environment could further adversely affect our investment income. In addition, a delay in payment of principal and/or interest by issuers, or defaults by issuers (primarily from investments in corporate and municipal bonds), could reduce our net investment income and we may be required to write down the value of our investments, which would materially and adversely affect our profitability and shareholders' equity.

We also allocate a small proportion of our portfolio to equity investments, which are subject to greater volatility than fixed income investments. General economic conditions, stock market conditions, and many other factors beyond our control can materially and adversely affect the value of our equity investments and may result in investment losses.

There can be no assurance that our investments will produce total positive returns or that we will not sell investments at prices that are less than their carrying values. Changes in the value of our investment assets, as a result of interest rate fluctuations, changes in issuer financial conditions, illiquidity or otherwise, could have an adverse effect on our shareholders' equity. In addition, if it became necessary for us to liquidate our investment portfolio on an accelerated basis, it could have a material adverse effect on our results of operations and the capital position of regulated subsidiaries.

**If the value of our intangible assets is materially impaired, our results of operations, shareholders' equity and debt ratings could be materially and adversely affected.**

Goodwill and other intangible assets were $26.8 billion as of December 31, 2011, representing 39% of our total assets. We periodically evaluate our goodwill and other intangible assets to determine whether all or a portion of their carrying values may be impaired, in which case a charge to earnings may be necessary. For example, the manner in or the extent to which the Health Reform Legislation is implemented may impact our ability to maintain the value of our goodwill and other intangible assets in our business. Similarly, the value of our goodwill may be materially and adversely impacted if businesses that we acquire perform in a manner that is inconsistent with our assumptions. In addition, from time to time we divest businesses, and any such divestiture could result in significant asset impairment and disposition charges, including those related to goodwill and other intangible assets. Any future evaluations requiring an impairment of our goodwill and other intangible assets could materially and adversely affect our results of operations and shareholders' equity in the period in which the impairment occurs. A material decrease in shareholders' equity could, in turn, adversely impact our debt ratings or potentially impact our compliance with existing debt covenants.

**Large-scale medical emergencies may result in significant medical costs and may have a material adverse effect on our results of operations, financial position and cash flows.**

Large-scale medical emergencies can take many forms and can cause widespread illness and death. Such emergencies could materially and adversely affect the U.S. economy in general and the health care industry specifically. For example, in the event of a natural disaster, bioterrorism attack, pandemic or other extreme events, we could face, among other things, significant medical costs and increased use of health care services. Any such disaster or similar event could have a material adverse effect on our results of operations, financial position and cash flows.

**If we fail to properly maintain the integrity or availability of our data or to strategically implement new or upgrade or consolidate existing information systems, or if our technology products do not operate as intended, our business could be materially and adversely affected.**

Our ability to adequately price our products and services, to provide effective service to our customers in an efficient and uninterrupted fashion, and to accurately report our results of operations depends on the integrity of the data in our information systems. As a result of technology initiatives and recently enacted regulations, changes in our system platforms and integration of new business acquisitions, we have been consolidating and integrating the number of systems we operate and have upgraded and expanded our information systems capabilities. Our information systems require an ongoing commitment of significant resources to maintain, protect and enhance existing systems and develop new systems to keep pace with continuing changes in information processing technology, evolving systems and regulatory standards, emerging cybersecurity risks and threats, and changing customer patterns. If the information we rely upon to run our businesses was found to be inaccurate or unreliable or if we fail to maintain or protect our information systems and data integrity effectively, we could lose existing customers, have difficulty attracting new customers, have problems in determining medical cost estimates and establishing appropriate pricing, have difficulty preventing, detecting and controlling fraud, have disputes with customers, physicians and other health care professionals, have regulatory sanctions or penalties imposed, have increases in operating expenses or suffer other adverse consequences. There can be no assurance that our process of consolidating the number of systems we operate, upgrading and expanding our information systems capabilities, protecting our systems against cybersecurity risks and threats, enhancing our systems and developing new systems to keep pace with continuing changes in information processing technology will be successful or that additional systems issues will not arise in the future. Failure to protect, consolidate and integrate our systems successfully could result in higher than expected costs and diversion of management's time and energy, which could materially and adversely affect our results of operations, financial position and cash flows.

Certain of our businesses sell and install hardware and software products, and these products may contain unexpected design defects or may encounter unexpected complications during installation or when used with other technologies utilized by the customer. Connectivity among competing technologies is becoming increasingly important in the health care industry. A failure of our technology products to operate as intended and in a seamless fashion with other products could materially and adversely affect our results of operations, financial position and cash flows.

In addition, an uncertain and rapidly evolving federal, state, international and industry legislative and regulatory framework related to the health information technology market may make it difficult to achieve and maintain compliance and could materially and adversely affect the configuration of our information systems and platforms, and our ability to compete in this market.

**If we are not able to protect our proprietary rights to our databases and related products, our ability to market our knowledge and information-related businesses could be hindered and our results of operations, financial position and cash flows could be materially and adversely affected.**

We rely on our agreements with customers, confidentiality agreements with employees, and our trademarks, trade secrets, copyrights and patents to protect our proprietary rights. These legal protections and precautions may not prevent misappropriation of our proprietary information. In addition, substantial litigation regarding intellectual property rights exists in the software industry, and we expect software products to be increasingly subject to third-party infringement claims as the number of products and competitors in this industry segment grows. Such litigation and misappropriation of our proprietary information could hinder our ability to market and sell products and services and our results of operations, financial position and cash flows could be materially and adversely affected.

**Our ability to obtain funds from some of our subsidiaries is restricted and if we are unable to obtain sufficient funds from our subsidiaries to fund our obligations, our results of operations and financial position could be materially and adversely affected.**

Because we operate as a holding company, we are dependent upon dividends and administrative expense reimbursements from some of our subsidiaries to fund our obligations. Many of these subsidiaries are regulated by states' departments of insurance. We are also required by law or regulation to maintain specific prescribed minimum amounts of capital in these subsidiaries. The levels of capitalization required depend primarily upon the volume of premium revenues generated by the applicable subsidiary. A significant increase in premium volume will require additional capitalization from us. In most states, we are required to seek prior approval by these state regulatory authorities before we transfer money or pay dividends from these subsidiaries that exceed specified amounts. An inability of our regulated subsidiaries to pay dividends to their parent companies in the desired amounts or at the time of our choosing could adversely affect our ability to reinvest in our business through capital expenditures or business acquisitions, as well as our ability to maintain our corporate quarterly dividend payment cycle, repurchase shares of our common stock and repay our debt. If we are unable to obtain sufficient funds from our subsidiaries to fund our obligations, our results of operations and financial position could be materially and adversely affected.

**Any failure by us to manage and complete acquisitions and other significant strategic transactions successfully could materially and adversely affect our business, prospects, results of operations, financial position and cash flows.**

As part of our business strategy, we frequently engage in discussions with third parties regarding possible investments, acquisitions, divestitures, strategic alliances, joint ventures, and outsourcing transactions and often enter into agreements relating to such transactions. If we fail to identify and complete successfully transactions that further our strategic objectives, we may be required to expend resources to develop products and technology internally, we may be at a competitive disadvantage or we may be adversely affected by negative market perceptions, any of which may have a material adverse effect on our results of operations, financial position or cash flows. For acquisitions, success is also dependent upon efficiently integrating the acquired business into our existing operations. We are required to integrate these businesses into our internal control environment, which may present challenges that are different than those presented by organic growth and that may be difficult to manage. If we are unable to successfully integrate and grow these acquisitions and to realize contemplated revenue synergies and cost savings, our business, prospects, results of operations, financial position and cash flows could be materially and adversely affected.

**Downgrades in our credit ratings, should they occur, may adversely affect our business, financial condition and results of operations.**

Claims paying ability, financial strength, and credit ratings by nationally recognized statistical rating organizations are important factors in establishing the competitive position of insurance companies. Ratings information is broadly disseminated and generally used throughout the industry. We believe our claims paying ability and financial strength ratings are important factors in marketing our products to certain of our customers. Our credit ratings impact both the cost and availability of future borrowings. Each of the credit rating agencies reviews its ratings periodically and there can be no assurance that current credit ratings will be maintained in the future. Our ratings reflect each credit rating agency's opinion of our financial strength, operating performance and ability to meet our debt obligations or obligations to policyholders. Downgrades in our credit ratings, should they occur, may adversely affect our results of operations, financial position and cash flows.

## ITEM 1B. Unresolved Staff Comments

None.

## ITEM 2. Properties

To support our business operations in the United States and other countries, as of December 31, 2011, we owned and/or leased real properties totaling approximately 16 million square feet, owning approximately 1 million aggregate square feet of space and leasing the remainder, primarily in the United States. Our leases expire at various dates through September 2028. Our various reporting segments use these facilities for their respective business purposes, and we believe these current facilities are suitable for their respective uses and are adequate for our anticipated future needs.

## ITEM 3. Legal Proceedings

See Note 12 of Notes to the Consolidated Financial Statements in this Form 10-K, which is incorporated by reference in this report.

## ITEM 4. Mine Safety Disclosures

N/A

# PART II

## ITEM 5. Market For Registrant's Common Equity, Related Stockholder Matters And Issuer Purchases Of Equity Securities

### MARKET PRICES

Our common stock is traded on the New York Stock Exchange (NYSE) under the symbol UNH. On January 31, 2012, there were 15,978 registered holders of record of our common stock. The per share high and low common stock sales prices reported by the NYSE were as follows:

| 2012 | High | Low | Cash Dividends Declared |
|---|---|---|---|
| First quarter *(through February 8, 2012)* | $54.18 | $49.82 | $0.1625 |
| **2011** | | | |
| First quarter | $45.75 | $36.37 | $0.1250 |
| Second quarter | $52.64 | $43.30 | $0.1625 |
| Third quarter | $53.50 | $41.27 | $0.1625 |
| Fourth quarter | $51.71 | $41.32 | $0.1625 |
| **2010** | | | |
| First quarter | $36.07 | $30.97 | $0.0300 |
| Second quarter | $34.00 | $27.97 | $0.1250 |
| Third quarter | $35.94 | $27.13 | $0.1250 |
| Fourth quarter | $38.06 | $33.94 | $0.1250 |

### DIVIDEND POLICY

In May 2011, our Board of Directors increased our cash dividend to shareholders to an annual dividend rate of $0.65 per share, paid quarterly. Since June 2010, we had paid a quarterly dividend of $0.125 per share. Declaration and payment of future quarterly dividends is at the discretion of the Board and may be adjusted as business needs or market conditions change.

## ISSUER PURCHASES OF EQUITY SECURITIES

**Issuer Purchases of Equity Securities [a]**
**Fourth Quarter 2011**

| For the Month Ended | Total Number of Shares Purchased *(in millions)* | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs *(in millions)* | Maximum Number of Shares That May Yet Be Purchased Under The Plans or Programs *(in millions)* |
|---|---|---|---|---|
| October 31, 2011 | — | $ — | — | 84 |
| November 30, 2011 | — | $ — | — | 84 |
| December 31, 2011 | 19[b] | $ 47 | 19 | 65 |
| Total | 19 | $ 47 | 19 | |

(a) In November 1997, our Board of Directors adopted a share repurchase program, which the Board evaluates periodically. In May 2011, the Board renewed our share repurchase program with an authorization to repurchase up to 110 million shares of our common stock in open market purchases or other types of transactions (including prepaid or structured repurchase programs). There is no established expiration date for the program. As of December 31, 2011, we had Board authorization to purchase up to an additional 65 million shares of our common stock.

(b) Shares repurchased in December were purchased under a prepaid share repurchase program based on volume weighted average share prices for the fourth quarter.

## PERFORMANCE GRAPHS

The following two performance graphs compare our total return to shareholders with the returns of indexes of other specified companies and the S&P 500 Index. The first graph compares the cumulative five-year total return to shareholders on our common stock relative to the cumulative total returns of the S&P 500 index and a customized peer group of certain *Fortune 50* companies (the "*Fortune 50* Group"), for the five-year period ended December 31, 2011. The second graph compares our cumulative total return to shareholders with the S&P 500 Index and an index of a group of peer companies selected by us for the five-year period ended December 31, 2011. We are not included in either the *Fortune 50* Group index in the first graph or the peer group index in the second graph. In calculating the cumulative total shareholder return of the indexes, the shareholder returns of the *Fortune 50* Group companies in the first graph and the peer group companies in the second graph are weighted according to the stock market capitalizations of the companies at January 1 of each year. The comparisons assume the investment of $100 on December 31, 2006 in our common stock and in each index, and that dividends were reinvested when paid.

**FORTUNE 50 GROUP**

The *Fortune 50* Group consists of the following companies: American International Group, Inc., Berkshire Hathaway Inc., Cardinal Health, Inc., Citigroup Inc., General Electric Company, International Business Machines Corporation and Johnson & Johnson. Although there are differences in terms of size and industry, like UnitedHealth Group, all of these companies are large multi-segment companies using a well-defined operating model in one or more broad sectors of the economy.

**COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN**
**Among UnitedHealth Group, the S&P 500 Index, and Fortune 50**


$140
$120
$100
$80
$60
$40
$20
$0
12/06
12/07
12/08
12/09
12/10
12/11
UnitedHealth Group
S&P 500
Fortune 50

| | 12/06 | 12/07 | 12/08 | 12/09 | 12/10 | 12/11 |
|---|---|---|---|---|---|---|
| UnitedHealth Group | $ 100.00 | $ 108.38 | $ 49.58 | $ 56.89 | $ 68.21 | $ 96.98 |
| S&P 500 | 100.00 | 105.49 | 66.46 | 84.05 | 96.71 | 98.75 |
| Fortune 50 Group | 100.00 | 93.51 | 49.24 | 55.06 | 65.06 | 65.04 |

*The stock price performance included in this graph is not necessarily indicative of future stock price performance.*

**PEER GROUP**

The companies included in our peer group are Aetna Inc., Cigna Corporation, Coventry Health Care, Inc., Humana Inc. and WellPoint, Inc. We believe that this peer group reflects publicly traded peers to our UnitedHealthcare businesses.

**COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN**
**Among UnitedHealth Group, the S&P 500 Index, and a Peer Group**


$140
$120
$100
$80
$60
$40
$20
$0
12/06
12/07
12/08
12/09
12/10
12/11
UnitedHealth Group
S&P 500
Peer Group

| | 12/06 | 12/07 | 12/08 | 12/09 | 12/10 | 12/11 |
|---|---|---|---|---|---|---|
| UnitedHealth Group | $ 100.00 | $ 108.38 | $ 49.58 | $ 56.89 | $ 68.21 | $ 96.98 |
| S&P 500 | 100.00 | 105.49 | 66.46 | 84.05 | 96.71 | 98.75 |
| Peer Group | 100.00 | 120.65 | 53.78 | 73.27 | 74.94 | 96.59 |

*The stock price performance included in this graph is not necessarily indicative of future stock price performance.*

# ITEM 6. Selected Financial Data

## FINANCIAL HIGHLIGHTS

| (In millions, except percentages and per share data) | For the Year Ended December 31, 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|
| **Consolidated operating results** | | | | | |
| Revenues | $101,862 | $ 94,155 | $ 87,138 | $ 81,186 | $ 75,431 |
| Earnings from operations | 8,464 | 7,864 | 6,359 | 5,263 | 7,849 |
| Net earnings | 5,142 | 4,634 | 3,822 | 2,977 | 4,654 |
| Return on shareholders' equity (a) | 18.9% | 18.7% | 17.3% | 14.9% | 22.4% |
| Basic net earnings per common share | $ 4.81 | $ 4.14 | $ 3.27 | $ 2.45 | $ 3.55 |
| Diluted net earnings per common share | 4.73 | 4.10 | 3.24 | 2.40 | 3.42 |
| Common stock dividends per share | 0.6125 | 0.4050 | 0.0300 | 0.0300 | 0.0300 |
| **Consolidated cash flows from (used for)** | | | | | |
| Operating activities | $ 6,968 | $ 6,273 | $ 5,625 | $ 4,238 | $ 5,877 |
| Investing activities | (4,172) | (5,339) | (976) | (5,072) | (4,147) |
| Financing activities | (2,490) | (1,611) | (2,275) | (605) | (3,185) |
| **Consolidated financial condition** | | | | | |
| *(As of December 31)* | | | | | |
| Cash and investments | $ 28,172 | $ 25,902 | $ 24,350 | $ 21,575 | $ 22,286 |
| Total assets | 67,889 | 63,063 | 59,045 | 55,815 | 50,899 |
| Total commercial paper and long-term debt | 11,638 | 11,142 | 11,173 | 12,794 | 11,009 |
| Shareholder's equity | 28,292 | 25,825 | 23,606 | 20,780 | 20,063 |
| Debt to debt-plus-equity ratio | 29.1% | 30.1% | 32.1% | 38.1% | 35.4% |

(a) Return on equity is calculated as net earnings divided by average equity. Average equity is calculated using the equity balance at the end of the preceding year and the equity balances at the end of the four quarters of the year presented.

Financial Highlights should be read with the accompanying Management's Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial Statements and Notes to the Consolidated Financial Statements.

# ITEM 7. Management's Discussion And Analysis Of Financial Condition And Results Of Operations

The following discussion should be read together with the accompanying Consolidated Financial Statements and Notes to the Consolidated Financial Statements thereto. Readers are cautioned that the statements, estimates, projections or outlook contained in this report, including discussions regarding financial prospects, economic conditions, trends and uncertainties contained in this Item 7, may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, or PSLRA. These forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the results discussed in the forward-looking statements. A description of some of the risks and uncertainties can be found in Item 1A, "Risk Factors."

## EXECUTIVE OVERVIEW

### GENERAL

UnitedHealth Group is a diversified health and well-being company, whose mission is to help people live healthier lives and help make health care work better. Through our diversified family of businesses, we leverage core competencies in advanced, enabling technology; health care data, information and intelligence; and care management and coordination to help meet the demands of the health system. These core competencies are deployed within our two distinct, but strategically aligned, business platforms: health benefits operating under UnitedHealthcare and health services operating under Optum.

UnitedHealthcare serves the health benefits needs of individuals across life's stages through three businesses. UnitedHealthcare Employer & Individual serves individual consumers and employers. The unique health needs of seniors are served by UnitedHealthcare Medicare & Retirement. UnitedHealthcare Community & State serves the public health marketplace, offering states innovative Medicaid solutions.

Optum serves health system participants including consumers, physicians, hospitals, governments, insurers, distributors and pharmaceutical companies, through its OptumHealth, OptumInsight and OptumRx businesses.

**REVENUES**

Our revenues are primarily comprised of premiums derived from risk-based health insurance arrangements in which the premium is typically at a fixed rate per individual served for a one-year period, and we assume the economic risk of funding our customers' health care benefits and related administrative costs. Effective in 2011, commercial health plans with medical loss ratios on fully insured products, as calculated under the definitions in the Health Reform Legislation and implementing regulations, that fall below certain targets (85% for large employer groups, 80% for small employer groups and 80% for individuals, subject to state-specific exceptions) are required to rebate ratable portions of their premiums annually. As a result, our quarterly premium revenue may be reduced by a pro rata estimate of our full-year premium rebate payable under the Health Reform Legislation. Any required rebate payments for the current year are made in the third quarter of the subsequent year. We also generate revenues from fee-based services performed for customers that self-insure the health care costs of their employees and employees' dependants. For both risk-based and fee-based health care benefit arrangements, we provide coordination and facilitation of medical services; transaction processing; health care professional services; and access to contracted networks of physicians, hospitals and other health care professionals. We also generate service revenues from our Optum businesses. Product revenues are mainly comprised of products sold by our pharmacy benefit management business. We derive investment income primarily from interest earned on our investments in debt securities; investment income also includes gains or losses when investment securities are sold, or other-than-temporarily impaired.

**OPERATING COSTS**

***Medical Costs.*** Our operating results depend in large part on our ability to effectively estimate, price for and manage our medical costs through underwriting criteria, product design, negotiation of favorable care provider contracts and care coordination programs. Controlling medical costs requires a comprehensive and integrated approach to organize and advance the full range of interrelationships among patients/consumers, health professionals, hospitals, pharmaceutical/technology manufacturers and other key stakeholders.

Medical costs include estimates of our obligations for medical care services rendered on behalf of insured consumers for which we have not yet received or processed claims, and our estimates for physician, hospital and other medical cost disputes. In every reporting period, our operating results include the effects of more completely developed medical costs payable estimates associated with previously reported periods.

Our medical care ratio, calculated as medical costs as a percentage of premium revenues, reflects the combination of pricing, rebates, benefit designs, consumer health care utilization and comprehensive care facilitation efforts.

***Operating Costs.*** Operating costs are primarily comprised of costs related to employee compensation and benefits, agent and broker commissions, premium taxes and assessments, professional fees, advertising and occupancy costs. We seek to improve our operating cost ratio, calculated as operating costs as a percentage of total revenues, for an equivalent mix of business. However, changes in business mix, such as increases in the size of our health services businesses may impact our operating costs and operating cost ratio.

**CASH FLOWS**

We generate cash primarily from premiums, service and product revenues and investment income, as well as proceeds from the sale or maturity of our investments. Our primary uses of cash are for payments of medical claims and operating costs, payments on debt, purchases of investments, acquisitions, dividends to shareholders and common stock repurchases. For more information on our cash flows, see "Liquidity" below.

**BUSINESS TRENDS**

Our businesses participate in the U.S. health economy, which comprises approximately 18% of U.S. gross domestic product and has grown consistently for many years. We expect overall spending on health care in the U.S. to continue to grow in the future, due to inflation, medical technology and pharmaceutical advancement, regulatory requirements, demographic trends in the U.S. population and national interest in health and well-being. The rate of market growth may be affected by a variety of factors, including macro-economic conditions and enacted health care reforms, which could also impact our results of operations.

In 2012, we expect increasing unit costs to continue to be the primary cost driver of medical cost trends and we project steadily increasing medical system utilization over the course of the year. We also expect an increase in prescription drug costs. We will continue to work to manage medical cost trends through care management programs, affordable network relationships, pay-for-performance reimbursement programs for care providers, and targeted clinical management programs and initiatives focused on improving quality and affordability. Additionally, employers are continuing to select products with benefit designs that shift more of the costs to the employee. This cost shifting continues to mitigate increases in medical cost trends.

Our businesses focus on affordability, consumer empowerment, wellness and prevention, payment innovations, and enhanced distribution to better serve our customer and consumer needs and demands. These business objectives are consistent with the goals of health care reform. We expect that the portion of our costs that is tied to incentive contracts that reward providers for outcome-based results and improved cost efficiencies will continue to increase. Care providers are facing market pressures to change from fee-for-service models to new delivery models focused on the holistic health of the consumer, integrated care across care providers and pay-for-performance payment structures. This is creating the need for health management services that can coordinate care around the primary care physician and for investment in new clinical and administrative information and management systems. The impact of such changes on our results of operations is uncertain but, we expect them to moderate the rate at which medical costs increase. This trend also provides growth opportunities for our OptumHealth and OptumInsight businesses.

We attempt to price our products consistent with anticipated underlying medical trends, while balancing growth, margins, competitive dynamics and premium rebates at the local market level. We seek to sustain a stable medical care ratio for an equivalent mix of business. However, changes in business mix, such as expanding participation in comparatively higher medical care ratio government-sponsored public sector programs and Health Reform Legislation may impact our premiums, medical costs and medical care ratio. In 2012, we continue to expect reimbursements to be under pressure through government payment rates and continued market competition in commercial products.

## REGULATORY TRENDS AND UNCERTAINTIES

In the first quarter of 2010, the Health Reform Legislation was signed into law. The Health Reform Legislation expands access to coverage and modifies aspects of the commercial insurance market, the Medicaid and Medicare programs, CHIP and other aspects of the health care system. HHS, the DOL, the IRS and the Treasury Department have issued or proposed regulations on a number of aspects of Health Reform Legislation, but final rules and interim guidance on other key aspects of the legislation, all of which have a variety of effective dates, remain pending.

The Health Reform Legislation and the related federal and state regulations will impact how we do business and could restrict growth and restrict premium rate increases in certain products and market segments, increase our medical and administrative costs, or expose us to an increased risk of liability, any or all of which could have a material adverse effect on us.

We also anticipate that the Health Reform Legislation will further increase attention on the need for health care cost containment and improvements in quality, with a focus on prevention, wellness and disease management. We believe demand for many of our service offerings, such as consulting services, data management, information technology and related infrastructure construction, disease management, and population-based health and wellness programs will continue to grow.

Following is a listing of some of the key provisions of the Health Reform Legislation and other regulatory items along with management's view of the related trends and uncertainties that may cause reported financial information to not be indicative of future operating performance or of future financial condition.

### *Premium Rebates*

Effective in 2011, commercial health plans with medical loss ratios on fully insured products that fall below certain targets are required to rebate ratable portions of their premiums annually. The potential for and size of the rebates are measured by state, by group size and by licensed subsidiary.

In the aggregate, the rebate regulations cap the level of margin that can be attained.

The disaggregation of insurance pools into smaller pools will likely decrease the predictability of results for any given pool and could lead to variation over time in the estimates of rebates owed.

Other market participants could implement changes to their business practices in response to the Health Reform Legislation, which could positively or negatively impact our growth and market share. Insurers could elect to change pricing, modify product features or benefits, adjust their mix of business or even exit segments of the market. They could also seek to adjust their operating costs by making changes to their distribution arrangements or decreasing spending on non-medical product features and services. We have made changes to reduce our product distribution costs in the individual market in response to the Health Reform Legislation, including reducing producer commissions, and are implementing changes to distribution in the large group insured market segment. These changes could impact future growth in these products.

### *Commercial Rate Increase Review*

The Health Reform Legislation also requires HHS to maintain an annual review of "unreasonable" increases in premium rates for commercial health plans. HHS established a review threshold of annual premium rate increases generally at or above 10% (with state-specific thresholds to be applicable commencing September 2012), and clarified that the HHS review will not supersede existing state review and approval processes. The regulations further require commercial health plans to provide to the states and HHS extensive information supporting any rate increase of 10% (or applicable state threshold) or more. Under the regulations, the HHS rate review process would apply only to health plans in the individual and small group markets.

The Federal government is also encouraging states to intensify their reviews of requests for rate increases by affected commercial health plans (including large group plans) and providing funding to assist in those state-level reviews. Since August 2010, HHS has allocated approximately $250 million for grants to states to enable the states to conduct more robust reviews of requests for premium increases. Many states have applied for and received grants, and state regulators have signaled their intent to more closely scrutinize premium rates.

Premium rate review legislation (ranging from new or enhanced rate filing requirements to prior approval requirements) has been introduced or passed in more than half of the states in 2011. As a result, we have begun to experience greater regulatory challenges to appropriate premium rate increases in several states, including California, New York and Rhode Island. Depending on the level of scrutiny by the states, there is a broad range of potential business impacts. For example, it may become more difficult to price our commercial risk business consistent with expected underlying cost trends, leading to the risk of operating margin compression.

***Medicare Advantage Rates***

As part of the Health Reform Legislation, Medicare Advantage risk adjusted benchmarks, which ultimately drive our CMS payments, were reduced by 1.6% in 2011 from 2010 levels. Beginning in 2012, additional cuts to Medicare Advantage benchmarks have taken effect (benchmarks will ultimately range from 95% of Medicare fee-for-service rates in high cost areas to 115% in low cost areas), with changes being phased-in over two to six years, depending on the level of benchmark reduction in a county. These changes could result in reduced enrollment or reimbursement or payment levels.

We expect the 2012 rates will be outpaced by underlying medical trends, placing continued importance on effective medical management and ongoing improvements in administrative costs. There are a number of annual adjustments we can make to our operations, which may partially offset any impact from these rate reductions. For example, we can seek to intensify our medical and operating cost management, adjust members' benefits and decide on a county-by-county basis in which geographies to participate.

Additionally, achieving high quality scores from CMS for improving upon certain clinical and operational performance standards will impact future quality bonuses that may offset these anticipated rate reductions. We also may be able to mitigate the effects of reduced funding on margins by increasing enrollment due to the increases in the number of people eligible for Medicare in coming years. Longer term, market wide decreases in the availability or relative quality of Medicare Advantage products may increase demand for other senior health benefits products such as our Medicare Part D and Medicare Supplement insurance offerings.

It is also anticipated that CMS will release the final Medicare Advantage Risk Adjustment Data Validation (RADV) audit methodology in 2012. RADV audits are intended to validate that the risk-adjusted payments Medicare Advantage plans receive are supported by medical record data. Depending upon the final RADV methodology released by CMS, recoveries from RADV audits may result in additional rate pressure.

***Budget Control Act's Medicare Sequestration***

Congress passed the Budget Control Act of 2011, which, following the failure of the Joint Select Committee on Deficit Reduction to cut the federal deficit by $1.2 trillion, triggers automatic across-the-board budget cuts (sequestration), including Medicare spending cuts averaging 2% of total program costs for nine years, starting in 2013. Medicare payments exempted from sequestration include:

- Part D low-income subsidies;
- Part D catastrophic subsidies; and
- Payments to states for coverage of Medicare cost-sharing for certain low-income Medicare beneficiaries.

The Office of Management and Budget is responsible for determining, calculating and implementing cuts. We are exploring strategies to mitigate any impact that may result from the cuts beginning in 2013.

***Insurance Industry Fee***

The Health Reform Legislation includes an annual insurance industry assessment ($8 billion levied on the insurance industry in 2014 with increasing annual amounts thereafter). The annual fee will be allocated based on the ratio of an entity's net premiums written during the preceding calendar year to the total health insurance for any U.S. health risk that is written during the preceding calendar year, subject to certain exceptions and uncertainties.

Our effective income tax rate will increase significantly in 2014 due to the non-deductibility of these fees.

Premium increases will be necessary to offset the impact of these and other provisions. Premium increases are generally subject to state regulatory approval and potentially to federal review. Other market participants could increase premiums at different levels which could impact our market share positively or negatively.

***State-based Exchanges and Coverage Expansion***

Effective in 2014, exchanges are required to be established for individuals and small employers as well as certain CHIP eligibles. The exchanges will be state-based. If a state fails to establish an exchange by the required deadline, exchanges may be administered through a federal/state partnership or by the federal government.

Among other things, the Health Reform Legislation eliminates pre-existing condition exclusions and annual and lifetime maximum limits and restricts the extent to which policies can be rescinded. The Health Reform Legislation also provides for expanded Medicaid coverage effective in January 2014. The Health Reform Legislation includes an MOE provision that requires states to maintain their eligibility rules for people covered by Medicaid, until the Secretary of HHS determines that an insurance exchange is operational in a given state. The MOE provision is intended to prevent states from reducing eligibility standards and determination procedures as a way to remove adults above 133% of the federal poverty level from Medicaid before implementation of expanded Medicaid coverage effective in January 2014. However, states with, or projecting, a budget deficit may apply for an exception to the MOE provision. Additionally, individual states may accelerate their procurement of Medicaid managed care services in 2012 and 2013 for sizeable groups of Medicaid program beneficiaries in order to even their administrative workloads in advance of Medicaid market expansion taking place in 2014.

The Congressional Budget Office has estimated that up to 34 million additional individuals may eventually gain insurance coverage if the Health Reform Legislation is implemented broadly in its current form. This represents an opportunity for us to increase membership. However, serving these individuals may generate different profit margins than our existing business due to various factors, including the health status of the newly insured individuals.

We expect existing participants in Medicare and Medicaid and new enrollees in state-based exchanges to transition between products and programs, offering us opportunities to design products and services that enable us to compete for new business across business segments on an ongoing basis. An acceleration of Medicaid managed care services could increase near-term business growth opportunities for UnitedHealthcare Community & State. However, if states are successful in obtaining MOE waivers and allow certain Medicaid programs to expire, we could experience reduced Medicaid enrollment.

***Court Proceedings***

Court proceedings related to the Health Reform Legislation continue to evolve. These court proceedings, and the potential for Congressional action to impede implementation, create additional uncertainties with respect to the law. For additional information regarding the Health Reform Legislation, see Item 1, "Business - Government Regulation" and Item 1A, "Risk Factors."

## RESULTS SUMMARY

| *(in millions, except percentages and per share data)* | 2011 | 2010 | 2009 | Change 2011 vs. 2010 | | Change 2010 vs. 2009 | |
|---|---|---|---|---|---|---|---|
| **Revenues:** | | | | | | | |
| Premiums | $ 91,983 | $ 85,405 | $ 79,315 | $ 6,578 | 8% | $ 6,090 | 8% |
| Services | 6,613 | 5,819 | 5,306 | 794 | 14 | 513 | 10 |
| Products | 2,612 | 2,322 | 1,925 | 290 | 12 | 397 | 21 |
| Investment and other income | 654 | 609 | 592 | 45 | 7 | 17 | 3 |
| Total revenues | 101,862 | 94,155 | 87,138 | 7,707 | 8 | 7,017 | 8 |
| **Operating costs:** | | | | | | | |
| Medical costs | 74,332 | 68,841 | 65,289 | 5,491 | 8 | 3,552 | 5 |
| Operating costs | 15,557 | 14,270 | 12,734 | 1,287 | 9 | 1,536 | 12 |
| Cost of products sold | 2,385 | 2,116 | 1,765 | 269 | 13 | 351 | 20 |
| Depreciation and amortization | 1,124 | 1,064 | 991 | 60 | 6 | 73 | 7 |
| Total operating costs | 93,398 | 86,291 | 80,779 | 7,107 | 8 | 5,512 | 7 |
| **Earnings from operations** | 8,464 | 7,864 | 6,359 | 600 | 8 | 1,505 | 24 |
| Interest expense | (505) | (481) | (551) | 24 | 5 | (70) | (13) |
| **Earnings before income taxes** | 7,959 | 7,383 | 5,808 | 576 | 8 | 1,575 | 27 |
| Provision for income taxes | (2,817) | (2,749) | (1,986) | 68 | 2 | 763 | 38 |
| **Net earnings** | $ 5,142 | $ 4,634 | $ 3,822 | $ 508 | 11% | $ 812 | 21% |
| **Diluted net earnings per common share** | $ 4.73 | $ 4.10 | $ 3.24 | $ 0.63 | 15% | $ 0.86 | 27% |
| Medical care ratio [(a)] | 80.8% | 80.6% | 82.3% | 0.2% | | (1.7)% | |
| Operating cost ratio [(b)] | 15.3 | 15.2 | 14.6 | 0.1 | | 0.6 | |
| Operating margin | 8.3 | 8.4 | 7.3 | (0.1) | | 1.1 | |
| Tax rate | 35.4 | 37.2 | 34.2 | (1.8) | | 3.0 | |
| Net margin | 5.0 | 4.9 | 4.4 | 0.1 | | 0.5 | |
| Return on equity [(c)] | 18.9 % | 18.7% | 17.3% | 0.2% | | 1.4% | |

(a) Medical care ratio is calculated as medical costs divided by premium revenue.

(b) Operating cost ratio is calculated as operating costs divided by total revenues.

(c) Return on equity is calculated as net earnings divided by average equity. Average equity is calculated using the equity balance at the end of the preceding year and the equity balances at the end of the four quarters of the year presented.

## SELECTED OPERATING PERFORMANCE AND FINANCIAL LIQUIDITY ITEMS

The following represents a summary of selected 2011 operating and liquidity items. These matters should not be considered by themselves; see below for further discussion and analysis.

- Consolidated total revenues of $102 billion increased 8% over 2010.
- UnitedHealthcare revenues of $95 billion rose 7% over 2010.
- Optum revenues of $29 billion increased 21% over 2010.
- UnitedHealthcare enrollment during 2011 grew by 1.6 million people in 2011.
- Consolidated medical care ratio of 80.8% increased 20 basis points over 2010.
- Net earnings of $5 billion and diluted earnings per share of $4.73 are up 11% and 15%, respectively over 2010.
- Return on Equity of 18.9% increased 20 basis points over 2010.
- Operating cash flows of $7 billion rose 11% over 2010.
- Liquidity:
    - Extended our credit agreement to December 2016 and increased capacity to $3 billion.
    - 2011 debt offerings raised new debt totaling $2.25 billion.
    - Debt to debt-plus-equity ratio decreased 100 basis points from 2010 to 29.1%.

## 2011 RESULTS OF OPERATIONS COMPARED TO 2010 RESULTS

### CONSOLIDATED FINANCIAL RESULTS

***Revenues***

The increases in revenues for the year ended December 31, 2011 were driven by strong organic growth in the number of individuals served in our UnitedHealthcare businesses, commercial premium rate increases reflecting underlying medical cost trends and revenue growth across all Optum businesses.

***Medical Costs***

Medical costs for the year ended December 31, 2011 increased due to risk-based membership growth in our commercial and public and senior markets businesses and continued increases in the cost per service paid for health system use, and a modest increase in health system utilization, mainly in outpatient and physician office settings. Unit cost increases represented the majority of the increases in our medical cost trend, with the largest contributor being price increases to hospitals.

For each period, our operating results include the effects of revisions in medical cost estimates related to prior periods. Changes in medical cost estimates related to prior periods, resulting from more complete claim information identified in the current period, are included in total medical costs reported for the current period. For 2011 and 2010 there was $720 million and $800 million, respectively, of net favorable medical cost development related to prior fiscal years. The favorable development in both periods was primarily driven by continued improvements in claims submission timeliness, which resulted in higher completion factors and lower than expected health system utilization levels. The favorable development in 2010 also benefited from a reduction in reserves needed for disputed claims from care providers; and favorable resolution of certain state-based assessments.

***Operating Costs***

The increase in our operating costs for the year ended December 31, 2011 was due to business growth, including an increased mix of Optum and UnitedHealthcare fee-based and service revenues, which have higher operating costs, and increased spending related to reform readiness and compliance. These factors were partially offset by overall operating cost management and the increase in 2010 operating costs due to the goodwill impairment and charges for a business line disposition of certain i3-branded clinical trial service businesses. See Note 6 of Notes to the Consolidated Financial Statements for further detail on the goodwill impairment.

***Income Tax Rate***

The effective income tax rate for the year ended December 31, 2011 decreased compared to the prior year due to favorable resolution of various historical tax matters in the current year as well as a higher effective income tax rate in 2010, due to the cumulative implementation of certain changes under the Health Reform Legislation.

### REPORTABLE SEGMENTS

Our two business platforms, UnitedHealthcare and Optum, are comprised of four reportable segments:

- UnitedHealthcare, which includes UnitedHealthcare Employer & Individual, UnitedHealthcare Medicare & Retirement and UnitedHealthcare Community & State;
- OptumHealth;
- OptumInsight; and
- OptumRx.

See Note 13 of Notes to the Consolidated Financial Statements for a description of the types and services from which each of our reportable segments derives its revenues.

Transactions between reportable segments principally consist of sales of pharmacy benefit products and services to UnitedHealthcare customers by OptumRx, certain product offerings and clinical services sold to UnitedHealthcare by OptumHealth, and health information and technology solutions, consulting and other services sold to UnitedHealthcare by OptumInsight. These transactions are recorded at management's estimate of fair value. Intersegment transactions are eliminated in consolidation.

On January 1, 2011, we realigned certain of our businesses to respond to changes in the markets we serve. Prior period segment financial information has been recast to conform to the 2011 presentation. See Note 2 of Notes to Consolidated Financial Statements for more information on our business realignment. The following table presents reportable segment financial information:

| (in millions, except percentages) | 2011 | 2010 | 2009 | Change 2011 vs. 2010 | | Change 2010 vs. 2009 | |
|---|---|---|---|---|---|---|---|
| **Revenues:** | | | | | | | |
| UnitedHealthcare | $ 95,336 | $ 88,730 | $ 82,730 | $ 6,606 | 7% | $ 6,000 | 7% |
| OptumHealth | 6,704 | 4,565 | 4,212 | 2,139 | 47 | 353 | 8 |
| OptumInsight | 2,671 | 2,342 | 1,823 | 329 | 14 | 519 | 28 |
| OptumRx | 19,278 | 16,724 | 14,401 | 2,554 | 15 | 2,323 | 16 |
| Total Optum | 28,653 | 23,631 | 20,436 | 5,022 | 21 | 3,195 | 16 |
| Eliminations | (22,127) | (18,206) | (16,028) | (3,921) | nm | (2,178) | nm |
| Consolidated revenues | $101,862 | $ 94,155 | $ 87,138 | $ 7,707 | 8% | $ 7,017 | 8% |
| **Earnings from operations:** | | | | | | | |
| UnitedHealthcare | $ 7,203 | $ 6,740 | $ 4,833 | $ 463 | 7% | $ 1,907 | 39% |
| OptumHealth | 423 | 511 | 599 | (88) | (17) | (88) | (15) |
| OptumInsight | 381 | 84 | 246 | 297 | 354 | (162) | (66) |
| OptumRx | 457 | 529 | 681 | (72) | (14) | (152) | (22) |
| Total Optum | 1,261 | 1,124 | 1,526 | 137 | 12 | (402) | (26) |
| Consolidated earnings from operations | $ 8,464 | $ 7,864 | $ 6,359 | $ 600 | 8% | $ 1,505 | 24% |
| **Operating margin** | | | | | | | |
| UnitedHealthcare | 7.6% | 7.6% | 5.8% | —% | | 1.8% | |
| OptumHealth | 6.3 | 11.2 | 14.2 | (4.9) | | (3.0) | |
| OptumInsight | 14.3 | 3.6 | 13.5 | 10.7 | | (9.9) | |
| OptumRx | 2.4 | 3.2 | 4.7 | (0.8) | | (1.5) | |
| Total Optum | 4.4 | 4.8 | 7.5 | (0.4) | | (2.7) | |
| Consolidated operating margin | 8.3 % | 8.4% | 7.3 % | (0.1)% | | 1.1% | |

nm = not meaningful

***UnitedHealthcare***

The following table summarizes UnitedHealthcare revenue by business:

| (in billions, except percentages) | 2011 | 2010 | 2009 | Change 2011 vs. 2010 | | Change 2010 vs. 2009 | |
|---|---|---|---|---|---|---|---|
| **Revenues:** | | | | | | | |
| UnitedHealthcare Employer & Individual | $ 45.4 | $ 42.6 | $ 42.3 | $ 2.8 | 7% | $ 0.3 | 1% |
| UnitedHealthcare Medicare & Retirement | 36.1 | 34.0 | 30.6 | 2.1 | 6 | 3.4 | 11 |
| UnitedHealthcare Community & State | 13.8 | 12.1 | 9.8 | 1.7 | 14 | 2.3 | 23 |
| Total UnitedHealthcare revenue | $ 95.3 | $ 88.7 | $ 82.7 | $ 6.6 | 7% | $ 6.0 | 7% |

The following table summarizes the number of individuals served by our UnitedHealthcare businesses, by major market segment and funding arrangement:

| (in thousands, except percentages) | 2011 | 2010 | 2009 | Change 2011 vs. 2010 | | Change 2010 vs. 2009 | |
|---|---|---|---|---|---|---|---|
| Commercial risk-based | 9,550 | 9,405 | 9,415 | 145 | 2% | (10) | —% |
| Commercial fee-based | 16,320 | 15,405 | 15,210 | 915 | 6 | 195 | 1 |
| Total commercial | 25,870 | 24,810 | 24,625 | 1,060 | 4 | 185 | 1 |
| Medicare Advantage | 2,240 | 2,070 | 1,790 | 170 | 8 | 280 | 16 |
| Medicaid | 3,525 | 3,320 | 2,900 | 205 | 6 | 420 | 14 |
| Medicare Supplement | 2,935 | 2,770 | 2,680 | 165 | 6 | 90 | 3 |
| Total public and senior | 8,700 | 8,160 | 7,370 | 540 | 7 | 790 | 11 |
| Total UnitedHealthcare - medical | 34,570 | 32,970 | 31,995 | 1,600 | 5% | 975 | 3% |
| Supplemental Data: | | | | | | | |
| Medicare Part D stand-alone | 4,855 | 4,530 | 4,300 | 325 | 7% | 230 | 5% |

UnitedHealthcare's revenue growth for the year ended December 31, 2011 was due to growth in the number of individuals served across our businesses and commercial premium rate increases reflecting expected underlying medical cost trends.

UnitedHealthcare's earnings from operations for the year ended December 31, 2011 increased compared to the prior year as revenue growth and improvements in the operating cost ratio more than offset increased compliance costs and an increase to the medical care ratio, which was primarily due to the initiation of premium rebate obligations in 2011, and lower favorable reserve development levels.

In our Medicare Part D stand-alone business, we estimate that we entered January 2012 down approximately 625,000 people, primarily as a result of the loss of approximately 470,000 of our auto-assigned low-income subsidy Medicare Part D beneficiaries in a number of regions being automatically reassigned to other plans as part of the annual bid process managed by CMS. We believe that we will grow from this level throughout the course of the year in the open retail market.

In February 2012, we added 117,000 Medicare Advantage members from the acquisition of XLHealth Corporation.

***Optum.*** Total revenue for these businesses increased in 2011 due to business growth and acquisitions at OptumHealth and OptumInsight and growth in customers served through pharmaceutical benefit management programs at OptumRx.

Optum's operating margin for the year ended December 31, 2011 was down compared to 2010. The decrease was due to changes in business mix within Optum's businesses and realignment of certain internal business arrangements.

The results by segment were as follows:

***OptumHealth***

Increased revenues at OptumHealth for the year ended December 31, 2011 were primarily due to expansions in service offerings through acquisitions in clinical services, as well as growth in consumer and population health management offerings.

Earnings from operations for the year ended December 31, 2011 and operating margin decreased compared to 2010. The decreases reflect the impact from internal business and service arrangement realignments and the mix effect of growth and expansion in newer businesses such as clinical services.

***OptumInsight***

Increased revenues at OptumInsight for the year ended December 31, 2011 were due to the impact of organic growth and the full-year impact of 2010 acquisitions, which were partially offset by the divestiture of the clinical trials services business in June 2011.

The increases in earnings from operations and operating margins for the year ended December 31, 2011 reflect an increased mix of higher margin services in 2011 as well as the effect on 2010 earnings from operations and operating margin of the goodwill impairment and charges for a business line disposition of certain i3-branded clinical trial service businesses. See Note 6 of Notes to the Consolidated Financial Statements for further detail on the goodwill impairment.

***OptumRx***

The increase in OptumRx revenues for the year ended December 31, 2011 was due to increased prescription volumes, primarily due to growth in customers served through Medicare Part D prescription drug plans by our UnitedHealthcare Medicare & Retirement business, and a favorable mix of higher revenue specialty drug prescriptions. Intersegment revenues eliminated in consolidation were $16.7 billion and $14.4 billion for the years ended December 31, 2011 and 2010, respectively.

OptumRx earnings from operations and operating margins for 2011 decreased as the mix of lower margin specialty pharmaceuticals and Medicaid business and investments to support growth initiatives including the in-sourcing of our commercial pharmacy benefit programs more than offset the earnings contribution from higher revenues and greater use of generic medications.

We will consolidate and manage the majority of our commercial pharmacy benefit programs internally when our contract with Medco Health Solutions, Inc. expires at the end of 2012. The investments in our infrastructure and to expand our capacity will likely cause a decrease in earnings from operations and operating margin as in 2012, OptumRx expects to absorb approximately $115 million of the $150 million consolidated in-sourcing related operating costs. As a result of this transition, OptumRx expects to add 12 million members on a staged basis in 2013. See Item 1A, "Risk Factors" for a discussion of certain risks associated with the transition of our commercial pharmacy benefit programs to OptumRx.

## 2010 RESULTS OF OPERATIONS COMPARED TO 2009 RESULTS

### CONSOLIDATED FINANCIAL RESULTS

***Revenues***

The increases in revenues for 2010 were primarily due to strong organic growth in risk-based benefit offerings in our public and senior markets businesses and commercial premium rate increases reflecting underlying medical cost trends. Growth in customers served by our health services businesses, particularly through pharmaceutical benefit management programs, increased revenues from public sector behavioral health programs and increased sales of health care technology software and services also contributed to our revenue growth.

***Medical Costs and Medical Care Ratio***

Medical costs for 2010 increased primarily due to growth in our public and senior markets risk-based businesses and medical cost inflation, which were partially offset by net favorable development of prior period medical costs.

For 2010 and 2009, there was $800 million and $310 million, respectively, of net favorable medical cost development related to prior fiscal years.

The medical care ratio decreased due to a moderation in overall demand for medical services, successful clinical engagement and management and the increase in prior period favorable development discussed previously.

***Operating Costs***

Operating costs for 2010 increased due to acquired and organic growth in health services businesses, which are generally more operating cost intensive than our benefits businesses, goodwill impairment and charges for a business line disposition at OptumInsight, which is discussed in more detail below, an increase in staffing and selling expenses primarily due to the change in the Medicare Advantage annual enrollment period, costs related to increased employee headcount and compensation, increased advertising costs, and the absorption of new business development and start-up costs.

***Income Tax Rate***

The increase in our effective income tax rate for 2010 as compared to 2009 resulted from a benefit in the 2009 tax rate from the resolution of various historical state income tax matters and an increase in the 2010 rate related to limitations on the future deductibility of certain compensation due to the Health Reform Legislation.

**REPORTABLE SEGMENTS**

***UnitedHealthcare***

The revenue growth in UnitedHealthcare for 2010 was primarily due to growth in the number of individuals served by our public and senior markets businesses and commercial premium rate increases reflecting underlying medical cost trends, partially offset by Medicare Advantage premium rate decreases.

UnitedHealthcare earnings from operations and operating margins for 2010 increased over the prior year due to factors that increased revenues described above, continued cost management disciplines on behalf of our commercial and governmental customers, a general moderation in year-over-year growth in demand for medical services and the effect of increased net favorable development in prior period medical costs.

***OptumHealth***

Increased revenues in OptumHealth for 2010 were primarily driven by new business development in large scale public sector programs and increased sales of benefits and services to external employer markets.

The operating margin for 2010 decreased due to growth in lower margin public sector business, new market development and startup costs and costs related to the implementation of the federal Mental Health Parity & Addiction Equity Act of 2008.

***OptumInsight***

Increased revenues in OptumInsight for 2010 were primarily due to the impact of acquisitions and growth in health information technology offerings and services focused on cost and data management and regulatory compliance.

The decrease in operating margin for 2010 was primarily due to a goodwill impairment and charges for a business line disposition of certain i3-branded clinical trial service businesses. In addition, increases in the mix of lower margin business, continued margin pressure in the pharmaceutical services business and continued investments in new growth areas also contributed to the decrease in operating margin in 2010. See Note 6 of Notes to the Consolidated Financial Statements for further detail on the goodwill impairment.

***OptumRx***

The increased OptumRx revenues for 2010 were primarily due to growth in customers served through Medicare Part D prescription drug plans by our UnitedHealthcare Medicare & Retirement business and higher prescription volumes. Intersegment revenues eliminated in consolidation were $14.4 billion and $12.5 billion for 2010 and 2009, respectively.

OptumRx operating margin for 2010 decreased due to changes in performance-based pricing contracts with Medicare Part D plan sponsors, which were partially offset by prescription volume growth, increased usage of mail service and generic drugs by consumers and effective operating cost management.

## LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES

**LIQUIDITY**

***Introduction***

We manage our liquidity and financial position in the context of our overall business strategy. We continually forecast and manage our cash, investments, working capital balances and capital structure to meet the short- and long-term obligations of our businesses while seeking to maintain liquidity and financial flexibility. Cash flows generated from operating activities are principally from earnings before non-cash expenses. The risk of decreased operating cash flow from a decline in earnings is partially mitigated by the diversity of our businesses, geographies and customers; our disciplined underwriting and pricing processes for our risk-based businesses; and continued productivity improvements that lower our operating costs.

Our regulated subsidiaries generate significant cash flows from operations. A majority of the assets held by our regulated subsidiaries are in the form of cash, cash equivalents and investments. After considering expected cash flows from operating activities, we generally invest cash of regulated subsidiaries that exceeds our expected short-term obligations in longer term, liquid, investment-grade, debt securities to improve our overall investment return. We make these investments pursuant to our Board of Directors' approved investment policy, which focuses on preservation of capital through risk tolerances around liquidity, credit quality, issuer limits, asset class diversification, income and duration. The policy emphasizes investment grade bonds with durations that are short to intermediate term in nature. The policy also generally governs return objectives, regulatory limitations and tax implications.

Our regulated subsidiaries are subject to financial regulations and standards in their respective states of domicile. Most of these regulations and standards conform to those established by the NAIC. These standards, among other things, require these subsidiaries to maintain specified levels of statutory capital, as defined by each state, and restrict the timing and amount of dividends and other distributions that may be paid to their parent companies. Except in the case of extraordinary dividends, these standards generally permit dividends to be paid from statutory unassigned surplus of the regulated subsidiary and are limited based on the regulated subsidiary's level of statutory net income and statutory capital and surplus. These dividends are referred to as "ordinary dividends" and generally can be paid without prior regulatory approval. If the dividend, together with other dividends paid within the preceding twelve months, exceeds a specified statutory limit or is paid from sources other than earned surplus, the entire dividend is generally considered an "extraordinary dividend" and must receive prior regulatory approval.

In 2011, based on the 2010 statutory net income and statutory capital and surplus levels, the maximum amount of ordinary dividends which could be paid was $3.4 billion. For the year ended December 31, 2011, our regulated subsidiaries paid their parent companies dividends of $4.5 billion, including $1.1 billion of extraordinary dividends. For the year ended December 31, 2010, our regulated subsidiaries paid their parent companies dividends of $3.2 billion, including $686 million of extraordinary dividends.

Our non-regulated businesses also generate cash flows from operations for general corporate use. Cash flows generated by these entities, combined with dividends from our regulated entities and financing through the issuance of long term debt as well as issuance of commercial paper or drawings under our committed credit facility, further strengthen our operating and financial flexibility. We use these cash flows to expand our businesses through acquisitions, reinvest in our businesses through capital expenditures, repay debt, or return capital to our shareholders through shareholder dividends and/or repurchases of our common stock, depending on market conditions.

***Summary of our Major Sources and Uses of Cash***

| | For the Year Ended December 31, | | |
|---|---|---|---|
| *(in millions)* | **2011** | **2010** | **2009** |
| **Sources of cash:** | | | |
| Cash provided by operating activities | $ 6,968 | $ 6,273 | $ 5,625 |
| Issuance of long-term debt and commercial paper, net of repayments | 346 | 94 | — |
| Interest rate swap termination | 132 | — | 513 |
| Proceeds from customer funds administered | 37 | 974 | 204 |
| Sales and maturities of investments, net of purchases | — | — | 249 |
| Other | 640 | 292 | 304 |
| Total sources of cash | 8,123 | 7,633 | 6,895 |
| **Uses of cash:** | | | |
| Common stock repurchases | (2,994) | (2,517) | (1,801) |
| Purchases of investments, net of sales and maturities | (1,695) | (2,157) | — |
| Cash paid for acquisitions, net of cash assumed and dispositions | (1,459) | (2,304) | (486) |
| Purchases of property, equipment and capitalized software, net of dispositions | (1,018) | (878) | (739) |
| Dividends paid | (651) | (449) | (36) |
| Repayments of long-term debt and commercial paper | — | — | (1,449) |
| Other | — | (5) | (10) |
| Total uses of cash | (7,817) | (8,310) | (4,521) |
| Net increase (decrease) in cash | $ 306 | $ (677) | $ 2,374 |

***2011 Cash Flows Compared to 2010 Cash Flows***

Cash flows from operating activities increased $695 million, or 11%, from 2010. The increase was primarily driven by growth in net earnings and changes in various working capital accounts, which were partially offset by a reduction in unearned revenues due to the early receipt of certain 2011 state Medicaid premium payments in 2010, which increased 2010 cash from operating activities. We anticipate lower year over year cash flows from operations in 2012, which will include payments in the third quarter for 2011 premium rebate obligations.

Cash flows used for investing activities decreased $1.2 billion, or 22%, primarily due to relatively lower investments in acquisitions in 2011 and a decrease in net purchases of investments. We anticipate an increase in cash paid for acquisitions in 2012 as compared to 2011.

Cash flows used for financing activities increased $879 million, or 55%, primarily due to increased share repurchases and cash dividends in 2011, partially offset by an increase in net borrowings.

***2010 Cash Flows Compared to 2009 Cash Flows***

Cash flows from operating activities increased $648 million, or 12%, for 2010. Factors that increased cash flows from operating activities were growth in net earnings, an acceleration of certain 2011 premium payments, and an increase in pharmacy rebate collections, which were partially offset by a mandated acceleration in the claim payment cycle associated with the Medicare Part D program and payment for the settlement of the American Medical Association class action litigation related to reimbursement for out-of-network medical services.

Cash flows used for investing activities increased $4.4 billion, primarily due to acquisitions completed in 2010, decreases in sales of investments due to a more stable market environment and the use of operating cash to purchase investments.

Cash flows used for financing activities decreased $664 million, or 29%, primarily due to proceeds from the issuance of commercial paper and long-term debt, partially offset by increases in common stock repurchases and cash dividends paid on our common stock.

**FINANCIAL CONDITION**

As of December 31, 2011, our cash, cash equivalent and available-for-sale investment balances of $28.0 billion included $9.4 billion of cash and cash equivalents (of which $1.6 billion was held by non-regulated entities), $18.0 billion of debt securities and $544 million of investments in equity securities and venture capital funds. Given the significant portion of our portfolio held in cash equivalents, we do not anticipate fluctuations in the aggregate fair value of our financial assets to have a material impact on our liquidity or capital position. The use of different market assumptions or valuation methodologies, primarily used in valuing our Level 3 securities (those securities priced using significant unobservable inputs), may have an effect on the estimated fair value amounts of our investments. Due to the subjective nature of these assumptions, the estimates may not be indicative of the actual exit price if we had sold the investment at the measurement date. We had $417 million of Level 3 securities as of December 31, 2011. Other sources of liquidity, primarily from operating cash flows and our commercial paper program, which is supported by our $3.0 billion bank credit facility, reduce the need to sell investments during adverse market conditions. See Note 4 of Notes to the Consolidated Financial Statements for further detail of our fair value measurements.

Our cash equivalent and investment portfolio has a weighted-average duration of 2.1 years and a weighted-average credit rating of "AA" as of December 31, 2011. Included in the debt securities balance are $2.4 billion of state and municipal obligations that are guaranteed by a number of third parties. Due to the high underlying credit ratings of the issuers, the weighted-average credit rating of these securities both with and without the guarantee is "AA" as of December 31, 2011. We do not have any significant exposure to any single guarantor (neither indirect through the guarantees, nor direct through investment in the guarantor). When multiple credit ratings are available for an individual security, the average of the available ratings is used to determine the weighted-average credit rating.

**CAPITAL RESOURCES AND USES OF LIQUIDITY**

In addition to cash flow from operations and cash and cash equivalent balances available for general corporate use, our capital resources and uses of liquidity are as follows:

***Commercial Paper.*** We maintain a commercial paper borrowing program, which facilitates the private placement of unsecured debt through third-party broker-dealers. The commercial paper program is supported by the $3.0 billion bank credit facility described below. As of December 31, 2011, we had no commercial paper outstanding.

***Bank Credit Facility.*** In December 2011, we amended and renewed our five-year revolving bank credit facility with 21 banks, which will mature in December 2016. The amendment included increasing the borrowing capacity to $3.0 billion. This facility supports our commercial paper program and is available for general corporate purposes. There were no amounts outstanding under this facility as of December 31, 2011. The interest rate on borrowings is variable based on term and amount and is calculated based on the LIBOR plus a credit spread based on our senior unsecured credit ratings. As of December 31, 2011, the annual interest rate on this facility, had it been drawn, would have ranged from 1.2% to 1.7%.

Our bank credit facility contains various covenants, including requiring us to maintain a debt to debt-plus-equity ratio below 50%. Our debt to debt-plus-equity ratio, calculated as the sum of debt divided by the sum of debt and shareholders' equity, was 29.1% and 30.1% as of December 31, 2011 and December 31, 2010, respectively. We were in compliance with our debt covenants as of December 31, 2011.

***Long-term debt.*** Periodically, we access capital markets and issue long-term debt for general corporate purposes and the funds may be used, for example, to meet our working capital requirements, to refinance debt, to finance acquisitions, for share repurchases or for other general corporate purposes.

In November 2011, we issued $1.5 billion in senior unsecured notes. The issuance included $400 million of 1.9% fixed-rate notes due November 2016, $500 million of 3.4% fixed-rate notes due November 2021 and $600 million of 4.6% notes due November 2041.

In February 2011, we issued $750 million in senior unsecured notes. The issuance included $400 million of 4.7% fixed-rate notes due February 2021 and $350 million of 6.0% fixed-rate notes due February 2041.

***Credit Ratings.*** Our credit ratings at December 31, 2011 were as follows:

| | Moody's | | Standard & Poor's | | Fitch | | A.M. Best | |
|---|---|---|---|---|---|---|---|---|
| | Ratings | Outlook | Ratings | Outlook | Ratings | Outlook | Ratings | Outlook |
| Senior unsecured debt | A3 | Stable | A- | Positive | A- | Stable | bbb+ | Stable |
| Commercial paper | P-2 | n/a | A-2 | n/a | F1 | n/a | AMB-2 | n/a |

The availability of financing in the form of debt or equity is influenced by many factors, including our profitability, operating cash flows, debt levels, credit ratings, debt covenants and other contractual restrictions, regulatory requirements and economic and market conditions. For example, a significant downgrade in our credit ratings or conditions in the capital markets may increase the cost of borrowing for us or limit our access to capital. We have adopted strategies and actions toward maintaining financial flexibility to mitigate the impact of such factors on our ability to raise capital.

***Share Repurchases.*** Under our Board of Directors' authorization, we maintain a common share repurchase program. Repurchases may be made from time to time in open market purchases or other types of transactions (including prepaid or structured repurchase programs), subject to certain preset parameters established by our Board. In May 2011, our Board renewed our share repurchase program with an authorization to repurchase up to 110 million shares of our common stock. During the year ended December 31, 2011, we repurchased 65 million shares at an average price of approximately $46 per share and an aggregate cost of $3.0 billion. As of December 31, 2011, we had Board authorization to purchase up to an additional 65 million shares of our common stock.

***Dividends.*** In May 2011, our Board of Directors increased our cash dividend to shareholders to an annual dividend rate of $0.65 per share, paid quarterly. Since June 2010, we had paid a quarterly dividend of $0.125 per share. Declaration and payment of future quarterly dividends is at the discretion of the Board and may be adjusted as business needs or market conditions change. On February 8, 2012, our Board of Directors approved a quarterly dividend of $0.1625 per share.

The following table provides details of our dividend payments and annual dividend rate:

| Years ended December 31, | Amount Paid per Share | Total Amount Paid | Annual Dividend Rate per Share at December 31, |
|---|---|---|---|
| | | (in millions) | |
| 2009 | $ 0.0300 | $ 36 | $ 0.03 |
| 2010 | 0.4050 | 449 | 0.50 |
| 2011 | 0.6125 | 651 | 0.65 |

## CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table summarizes future obligations due by period as of December 31, 2011, under our various contractual obligations and commitments:

| *(in millions)* | 2012 | 2013 to 2014 | 2015 to 2016 | Thereafter | Total |
|---|---|---|---|---|---|
| Debt (a) | $ 1,580 | $ 2,551 | $ 2,437 | $ 13,529 | $ 20,097 |
| Operating leases | 279 | 455 | 303 | 564 | 1,601 |
| Purchase obligations (b) | 180 | 105 | 34 | 1 | 320 |
| Future policy benefits (c) | 125 | 257 | 271 | 1,917 | 2,570 |
| Unrecognized tax benefits (d) | 9 | — | — | 108 | 117 |
| Other liabilities recorded on the Consolidated Balance Sheet (e) | 203 | 7 | — | 2,459 | 2,669 |
| Other obligations (f) | 101 | 66 | 122 | 32 | 321 |
| Total contractual obligations | $ 2,477 | $ 3,441 | $ 3,167 | $ 18,610 | $ 27,695 |

(a) Includes interest coupon payments and maturities at par or put values. Coupon payments have been calculated using stated rates from the debt agreements and assuming amounts are outstanding through their contractual term. See Note 8 of Notes to the Consolidated Financial Statements for more detail.
(b) Includes fixed or minimum commitments under existing purchase obligations for goods and services, including agreements that are cancelable with the payment of an early termination penalty. Excludes agreements that are cancelable without penalty and excludes liabilities to the extent recorded in our Consolidated Balance Sheets as of December 31, 2011.
(c) Future policy benefits represent account balances that accrue to the benefit of the policyholders, excluding surrender charges, for universal life and investment annuity products and for long-duration health policies sold to individuals for which some of the premium received in the earlier years is intended to pay benefits to be incurred in future years. See Note 2 of Notes to the Consolidated Financial Statements for more detail.
(d) As the timing of future settlements is uncertain, the long-term portion has been classified as "Thereafter."
(e) Includes obligations associated with contingent consideration and other payments related to business acquisitions, certain employee benefit programs, charitable contributions related to the PacifiCare acquisition and various other long-term liabilities. Due to uncertainty regarding payment timing, obligations for employee benefit programs, charitable contributions and other liabilities have been classified as "Thereafter."
(f) Includes remaining capital commitments for venture capital funds and other funding commitments.

We do not have other significant contractual obligations or commitments that require cash resources; however, we continually evaluate opportunities to expand our operations. This includes internal development of new products, programs and technology applications, and may include acquisitions.

## OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2011, we were not involved in off-balance sheet arrangements which have or are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

## RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-06, "Other Expenses (Topic 720): Fees Paid to the Federal Government by Health Insurers a consensus of the FASB Emerging Issues Task Force" (ASU 2011-06). This update addresses the recognition and classification of an entity's share of the annual health insurance industry assessment (the fee) mandated by Health Reform Legislation. The fee will be levied on health insurers for each calendar year beginning on or after January 1, 2014 and is not deductible for income tax purposes. The fee will be allocated to health insurers based on the ratio of an entity's net health premiums written during the preceding calendar year to the total health insurance for any U.S. health risk that is written during the preceding calendar year. In accordance with the amendments in ASU 2011-06, our liability for the fee will be estimated and recorded in full once we provide qualifying health insurance in the applicable calendar year in which the fee is payable (first applicable in 2014) with a corresponding deferred cost that will be amortized to expense using a straight-line method of allocation unless another method better allocates the fee over the calendar year that it is payable.

We have determined that there have been no other recently issued accounting standards that will have a material impact on our Consolidated Financial Statements.

## CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are those estimates that require management to make challenging, subjective or complex judgments, often because they must estimate the effects of matters that are inherently uncertain and may change in subsequent periods. Critical accounting estimates involve judgments and uncertainties that are sufficiently sensitive and may result in materially different results under different assumptions and conditions.

### *Medical Costs*

Each reporting period, we estimate our obligations for medical care services that have been rendered on behalf of insured consumers but for which claims have either not yet been received or processed and for liabilities for physician, hospital and other medical cost disputes. We develop estimates for medical care services incurred but not reported using an actuarial process that is consistently applied, centrally controlled and automated. The actuarial models consider factors such as time from date of service to claim receipt, claim processing backlogs, seasonal variances in medical care consumption, health care professional contract rate changes, medical care utilization and other medical cost trends, membership volume and demographics, benefit plan changes, and business mix changes related to products, customers and geography. Depending on the health care professional and type of service, the typical billing lag for services can be up to 90 days from the date of service. Substantially all claims related to medical care services are known and settled within nine to twelve months from the date of service. We estimate liabilities for physician, hospital and other medical cost disputes based upon an analysis of potential outcomes, assuming a combination of litigation and settlement actions.

Each period, we re-examine previously established medical costs payable estimates based on actual claim submissions and other changes in facts and circumstances. As more complete claim information becomes available, we adjust the amount of the estimates and include the changes in estimates in medical costs in the period in which the change is identified. In every reporting period, our operating results include the effects of more completely developed medical costs payable estimates associated with previously reported periods. If the revised estimate of prior period medical costs is less than the previous estimate, we will decrease reported medical costs in the current period (favorable development). If the revised estimate of prior period medical costs is more than the previous estimate, we will increase reported medical costs in the current period (unfavorable development). Medical costs in 2011, 2010 and 2009, included net favorable medical cost development related to prior periods of $720 million, $800 million and $310 million, respectively. This development represented approximately 8%, 9% and 4% of the medical claims payable balance as of December 31, 2010, 2009 and 2008, respectively.

In developing our medical costs payable estimates, we apply different estimation methods depending on the month for which incurred claims are being estimated. For example, we actuarially calculate completion factors using an analysis of claim adjudication patterns over the most recent 36-month period. A completion factor is an actuarial estimate, based upon historical experience and analysis of current trends, of the percentage of incurred claims during a given period that have been adjudicated by us at the date of estimation. For months prior to the most recent three months, we apply the completion factors to actual claims adjudicated-to-date to estimate the expected amount of ultimate incurred claims for those months. For the most recent three months, we estimate claim costs incurred primarily by applying observed medical cost trend factors to the average per member per month (PMPM) medical costs incurred in prior months for which more complete claim data is available, supplemented by a review of near-term completion factors. This approach is consistently applied from period to period.

***Completion Factors.*** Completion factors are the most significant factors we use in developing our medical costs payable estimates for older periods, generally periods prior to the most recent three months. The completion factor includes judgments in relation to claim submissions such as the time from date of service to claim receipt, claim inventory levels and claim processing backlogs as well as other factors. If actual claims submission rates from providers (which can be influenced by a number of factors including provider mix and electronic versus manual submissions) or our claim processing patterns are different than estimated, our reserves may be significantly impacted.

The following table illustrates the sensitivity of these factors and the estimated potential impact on our medical costs payable estimates for those periods as of December 31, 2011:

| Completion Factors Increase (Decrease) in Factors | Increase (Decrease) In Medical Costs Payable |
|---|---|
| | *(in millions)* |
| (0.75)% | $ 211 |
| (0.50) | 141 |
| (0.25) | 70 |
| 0.25 | (70) |
| 0.50 | (139) |
| 0.75 | (208) |

***Medical cost PMPM trend factors.*** Medical cost PMPM trend factors are the most significant factors we use in developing our medical costs payable estimates for the most recent three months. Medical cost trend factors are developed through a comprehensive analysis of claims incurred in prior months, provider contracting and expected unit costs, benefit design, and by reviewing a broad set of health care utilization indicators including, but not limited to, pharmacy utilization trends, inpatient hospital census data and incidence data from the National Centers for Disease Control. We also consider macroeconomic variables such as gross-domestic product growth, employment and disposable income. A large number of factors can cause the medical cost trend to vary from our estimates including: our ability and practices to manage medical costs, changes in level and mix of services utilized, mix of benefits offered including the impact of co-pays and deductibles, changes in medical practices, catastrophes, epidemics, the introduction of new or costly treatments and technology, new mandated benefits or other regulatory changes, insured population characteristics and seasonal changes in the level of health care use.

The following table illustrates the sensitivity of these factors and the estimated potential impact on our medical costs payable estimates for the most recent three months as of December 31, 2011:

| Medical Costs PMPM Trend Increase (Decrease) in Factors | Increase (Decrease) In Medical Costs Payable |
|---|---|
| | *(in millions)* |
| 3% | $ 415 |
| 2 | 277 |
| 1 | 138 |
| (1) | (138) |
| (2) | (277) |
| (3) | (415) |

The analyses above include outcomes that are considered reasonably likely based on our historical experience estimating liabilities for incurred but not reported benefit claims.

Our estimate of medical costs payable represents management's best estimate of our liability for unpaid medical costs as of December 31, 2011, developed using consistently applied actuarial methods. Management believes the amount of medical costs payable is reasonable and adequate to cover our liability for unpaid claims as of December 31, 2011; however, actual claim payments may differ from established estimates as discussed above. Assuming a hypothetical 1% difference between our December 31, 2011 estimates of medical costs payable and actual medical costs payable, excluding AARP Medicare Supplement Insurance and any potential offsetting impact from premium rebates, 2011 net earnings would have increased or decreased by $56 million and diluted net earnings per common share would have increased or decreased by $0.05 per share.

The current national health care cost inflation rate significantly exceeds the general inflation rate. We use various strategies to lessen the effects of health care cost inflation. These include coordinating care with physicians and other health care professionals and rate discounts from physicians and other health care professionals. Through contracts with physicians and other health care professionals, we emphasize preventive health care, appropriate use of health care services consistent with clinical performance standards, education and closing gaps in care.

We believe our strategies to mitigate the impact of health care cost inflation on our operating results have been and will continue to be successful. However, other factors including competitive pressures, new health care and pharmaceutical product introductions, demands from physicians and other health care professionals and consumers, major epidemics, and applicable regulations may affect our ability to control the impact of health care cost inflation. Because of the narrow operating margins of our risk-based products, changes in medical cost trends that were not anticipated in establishing premium rates can create significant changes in our financial results.

**REVENUES**

Revenues are principally derived from health care insurance premiums. We recognize premium revenues in the period eligible individuals are entitled to receive health care services. Customers are typically billed monthly at a contracted rate per eligible person multiplied by the total number of people eligible to receive services, as recorded in our records. Effective in 2011, premium revenue subject to the premium rebates of the Health Reform Legislation are recognized based on the estimated premium earned net of the projected rebates over the period of the contract, when that amount can be reasonably estimated. The estimated premium is revised each period to reflect current experience. The most significant factors in estimating these rebates are financial performance within each aggregation set, including medical claim experience and effective tax rates, as well as changes in business mix and regulatory requirements. We revise estimates of revenue adjustments each period and record changes in the period they become known.

Our Medicare Advantage and Part D premium revenues are subject to periodic adjustment under CMS' risk adjustment payment methodology. The CMS risk adjustment model provides higher per member payments for enrollees diagnosed with certain conditions and lower payments for enrollees who are healthier. We and other health care plans collect, capture, and submit available diagnosis data to CMS within prescribed deadlines. CMS uses submitted diagnosis codes, demographic information, and special statuses to determine the risk score for most Medicare Advantage beneficiaries. CMS also retroactively adjusts risk scores during the year based on additional data. We estimate risk adjustment revenues based upon the data submitted and expected to be submitted to CMS. As a result of the variability of factors that determine such estimations, the actual amount of CMS' retroactive payments could be materially more or less than our estimates. This may result in favorable or unfavorable adjustments to our Medicare premium revenue and, accordingly, our profitability. Medicare Advantage risk adjustment data for certain of our plans is subject to audit by regulators. See Note 12 of Notes to the Consolidated Financial Statements in this Form 10-K for additional information regarding these audits.

## GOODWILL AND INTANGIBLE ASSETS

***Goodwill.*** Goodwill represents the amount of the purchase price in excess of the fair values assigned to the underlying identifiable net assets of acquired businesses. Goodwill is not amortized, but is subject to an annual impairment test. Tests are performed more frequently if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

To determine whether goodwill is impaired, we perform a multi-step impairment test. First, we can elect to perform a qualitative assessment of each reporting unit to determine whether facts and circumstances support a determination that their fair values are greater than their carrying values. If the qualitative analysis is not conclusive, or if we elect to proceed directly with quantitative testing, we will then measure the fair values of the reporting units and compare them to their aggregate carrying values, including goodwill. If the fair value is less than the carrying value of the reporting unit, then the implied value of goodwill would be calculated and compared to the carrying amount of goodwill to determine whether goodwill is impaired.

We estimate the fair values of our reporting units using discounted cash flows, which include assumptions about a wide variety of internal and external factors. Significant assumptions used in the impairment analysis include financial projections of free cash flow (including significant assumptions about operations, capital requirements and income taxes), long-term growth rates for determining terminal value, and discount rates. For each reporting unit, comparative market multiples are used to corroborate the results of our discounted cash flow test.

Forecasts and long-term growth rates used for our reporting units are consistent with, and use inputs from, our internal long-term business plan and strategy. Key assumptions used in these forecasts include:

- *Revenue trends.* Key drivers for each reporting unit are determined and assessed. Significant factors include: membership growth, medical trends, and the impact and expectations of regulatory environments. Additional macro-economic assumptions around unemployment, GDP growth, interest rates, and inflation are also evaluated and incorporated.
- *Medical cost trends.* See further discussion of medical costs trends within Medical Costs above. Similar factors are considered in estimating our long-term medical trends at the reporting unit level.
- *Operating productivity.* We forecast expected operating cost levels based on historical levels and expectations of future operating cost productivity initiatives.
- *Capital levels.* The capital structure and requirements for each business is considered.

Although we believe that the financial projections used are reasonable and appropriate for all of our reporting units, due to the long-term nature of the forecasts there is significant uncertainty inherent in those projections. That uncertainty is increased by the impact of health care reforms as discussed in Item 1, "Business - Government Regulation". For additional discussions regarding how the enactment or implementation of health care reforms and how other factors could affect our business and the related long-term forecasts, see Item 1A, "Risk Factors" in Part I and "Regulatory Trends and Uncertainties" above.

Discount rates are determined for each reporting unit based on the implied risk inherent in their forecasts. This risk is evaluated using comparisons to market information such as peer company weighted average costs of capital and peer company stock prices in the form of revenue and earnings multiples. Beyond our selection of the most appropriate risk-free rates and equity risk premiums, our most significant estimates in the discount rate determinations involve our adjustments to the peer company weighted average costs of capital that reflect reporting unit-specific factors. Such adjustments include the addition of size premiums and company-specific risk premiums intended to compensate for apparent forecast risk. We have not made any adjustments to decrease a discount rate below the calculated peer company weighted average cost of capital for any reporting unit. Company-specific adjustments to discount rates are subjective and thus are difficult to measure with certainty.

The passage of time and the availability of additional information regarding areas of uncertainty in regards to the reporting units' operations could cause these assumptions to change in the future.

We elected to bypass the optional qualitative reporting unit fair value assessment and completed our annual quantitative tests for goodwill impairment as of January 1, 2012. All of our reporting units had fair values substantially in excess of their carrying values, thus we concluded that there was no need for any impairment of our goodwill balances as of December 31, 2011.

***Intangible assets.*** Finite-lived, separately-identifiable intangible assets are acquired in business combinations and are assets that represent future expected benefits but lack physical substance (e.g., membership lists, customer contracts, trademarks and technology). We do not have material holdings of indefinite-lived intangible assets. Our intangible assets are initially recorded at their fair values and are then amortized over their expected useful lives. Our most significant intangible assets are customer-related intangibles which represent 88% of our total intangible balance of $2.8 billion.

Customer-related intangible assets acquired in business combinations are typically valued using an income approach based on discounted future cash flows attributable to customers that exist as of the date of acquisition. The most significant assumptions used in the valuation of customer-related assets include: projected revenue and earnings growth, retention rate, perpetuity growth rate and discount rate. These initial valuations and the embedded assumptions contain uncertainty to the extent that those assumptions and estimates may ultimately differ from actual results (e.g., customer turnover may be higher or lower than the assumed retention rate suggested).

Our intangible assets are subject to impairment tests when events or circumstances indicate that a finite-lived intangible asset's (or asset group's) carrying value may exceed its estimated fair value. Consideration is given on a quarterly basis to a number of potential impairment indicators including: changes in the use of an intangible asset, changes in legal or other business factors that could affect value, experienced or expected operating cash-flow deterioration or losses, adverse changes in customer populations, adverse competitive or technological advances that could impact value, and other factors. Following the identification of any potential impairment indicators, we would calculate the estimated fair value of a finite-lived intangible asset using the undiscounted cash flows that are expected to result from the use of the asset or related group of assets. If the carrying value exceeds its estimated fair value, an impairment would be recorded.

There were no material impairments of finite-lived intangible assets during 2011.

**INVESTMENTS**

As of December 31, 2011, we had investments with a carrying value of $18.7 billion, primarily held in marketable debt securities. Our investments are principally classified as available-for-sale and are recorded at fair value. We exclude gross unrealized gains and losses on available-for-sale investments from earnings and report net unrealized gains or losses, net of income tax effects, as a separate component in shareholders' equity.

We continually monitor the difference between the cost and fair value of our investments. As of December 31, 2011, our investments had gross unrealized gains of $787 million and gross unrealized losses of $32 million. We evaluate investments for impairment considering factors including:

- our intent to sell the security or the likelihood that we will be required to sell the security before recovery of the entire amortized cost;
- the length of time and extent to which market value has been less than cost; and
- the financial condition and near-term prospects of the issuer as well as specific events or circumstances that may influence the operations of the issuer.

For debt securities, if we intend to either sell or determine that we will be more likely than not be required to sell a debt security before recovery of the entire amortized cost basis or maturity of the debt security, we recognize the entire impairment in earnings. If we do not intend to sell the debt security and we determine that we will not be more likely than not be required to sell the debt security but we do not expect to recover the entire amortized cost basis, the impairment is bifurcated into the amount attributed to the credit loss, which is recognized in earnings, and all other causes, which are recognized in other comprehensive income.

For equity securities, we recognize impairments in other comprehensive income if we expect to hold the equity security until fair value increases to at least the equity security's cost basis and we expect that increase in fair value to occur in a reasonably forecasted period. If we intend to sell the equity security or if we believe that recovery of fair value to cost will not occur in the near term, we recognize the impairment in through our income statement.

Inherently, there is uncertainty included in the impairment assessment of investments. Our analysis includes significant judgments and estimates including: the fair value of the investment, the underlying credit quality of the issuers and the credit ratings of the issuer other forms of credit enhancements, the financial condition and near term prospects of the issuer, and general industry and sector economic conditions.

***Fair values.*** We perform an analysis around the fair values of the securities held including obtaining an understanding of the pricing method and procedures over the valuation of securities. Fair values of available-for-sale debt and equity securities are based on quoted market prices, where available. We obtain one price for each security primarily from a third-party pricing service (pricing service), which generally uses quoted or other observable inputs for the determination of fair value. The pricing service normally derives the security prices through recently reported trades for identical or similar securities, making adjustments through the reporting date based upon available observable market information. For securities not actively traded, the pricing service may use quoted market prices of comparable instruments or discounted cash flow analyses, incorporating inputs that are currently observable in the markets for similar securities. Inputs that are often used in the valuation methodologies include, but are not limited to, benchmark yields, credit spreads, default rates and prepayment speeds, and non-binding broker quotes. As we are responsible for the determination of fair value, we perform quarterly analyses on the prices received from the pricing service to determine whether the prices are reasonable estimates of fair value. Specifically, we compare:

- the prices received from the pricing service to prices reported by a secondary pricing service, its custodian, its investment consultant and/or third-party investment advisors; and
- changes in the reported market values and returns to relevant market indices and our expectations to test the reasonableness of the reported prices.

Based on our internal price verification procedures and our review of the fair value methodology documentation provided by independent pricing service, we have not historically adjusted the prices obtained from the pricing service.

***Other-than-temporary impairment assessment.*** Individual securities with fair values lower than costs are reviewed for impairment considering the factors above including: the length of time of impairment, credit standing, financial condition, near term-prospects and other factors specific to the issuer. Other factors included in the assessment include the type and nature of the securities and liquidity. Given the nature of our portfolio, primarily investment grade securities, the primary causes of historical impairments were market related (e.g., interest rate fluctuations, etc) as opposed to credit related. We do not expect that trend to change in the near term. Generally, we do not assume that we will be required to sell a security because our large cash holdings reduce this risk. However, our intent to sell a security may change from period to period if facts and circumstances change.

We believe we will collect the principal and interest due on our debt securities with an amortized cost in excess of fair value. The unrealized losses at December 31, 2011 and 2010 were primarily caused by market interest rate increases and not by unfavorable changes in the credit standing. We manage our investment portfolio to limit our exposure to any one issuer or market sector, and largely limit our investments to U.S. government and agency securities; state and municipal securities; mortgage-backed securities; and corporate debt obligations, substantially all of investment-grade quality. Securities downgraded below policy minimums after purchase will be disposed of in accordance with our investment policy. Total other-than-temporary impairments during 2011, 2010 and 2009 were $12 million, $23 million and $64 million, respectively. Our cash equivalent and investment portfolio has a weighted-average duration of 2.1 years and a weighted-average credit rating of "AA" as of December 31, 2011. We have minimal securities collateralized by sub-prime or Alt-A securities, and a minimal amount of commercial mortgage loans in default.

The judgments and estimates related to fair value and other-than-temporary impairment may ultimately prove to be inaccurate due to many factors including: circumstances may change over time, industry sector and market factors may differ from expectations and estimates or we may ultimately sell a security we previously intended to hold. Our assessment of the financial condition and near-term prospects of the issuer may ultimately prove to be inaccurate as time passes and new information becomes available including current facts and circumstances changing, or as unknown or estimated unlikely trends develop.

As discussed further in Item 7A "Quantitative and Qualitative Disclosures About Market Risk" a 1% increase in market interest rates has the effect of decreasing the fair value of our investment portfolio by $622 million.

### INCOME TAXES

Our provision for income taxes, deferred tax assets and liabilities, and uncertain tax positions reflect our assessment of estimated future taxes to be paid on items in the consolidated financial statements. Deferred income taxes arise from temporary differences between financial reporting and tax reporting bases of assets and liabilities, as well as net operating loss and tax credit carryforwards for tax purposes.

We have established a valuation allowance against certain deferred tax assets based on the weight of available evidence (both positive and negative) for which it is more-likely-than-not that some portion, or all, of the deferred tax asset will not be realized. After application of the valuation allowances, we anticipate that no limitations will apply with respect to utilization of any of the other net deferred income tax assets. We believe that our estimates for the valuation allowances against deferred tax assets and tax contingency reserves are appropriate based on current facts and circumstances.

According to U.S. Generally Accepted Accounting Principles (GAAP), a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits.

We have established an estimated liability for federal, state and non-U.S. income tax exposures that arise and meet the criteria for accrual under U.S. GAAP. We prepare and file tax returns based on our interpretation of tax laws and regulations and record estimates based on these judgments and interpretations. In the normal course of business, our tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments by these taxing authorities. Inherent uncertainties exist in estimates of tax contingencies due to changes in tax law resulting from legislation, regulation and/or as concluded through the various jurisdictions' tax court systems.

The significant assumptions and estimates described above are important contributors to our ultimate effective tax rate in each year. A hypothetical increase or decrease in our effective tax rate by 1% on our 2011 earnings before income taxes would have caused the provision for income taxes to change by $80 million.

**CONTINGENT LIABILITIES**

Because of the nature of our businesses, we are routinely involved in various disputes, legal proceedings and governmental audits and investigations. We record liabilities for our estimates of the probable costs resulting from these matters where appropriate. Our estimates are developed in consultation with outside legal counsel, if appropriate, and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies and considering our insurance coverage, if any, for such matters.

Estimates of probable costs resulting from legal and regulatory matters involving us are inherently difficult to predict, particularly where the matters: involve indeterminate claims for monetary damages or may involve fines, penalties or punitive damages; present novel legal theories or represent a shift in regulatory policy; involve a large number of claimants or regulatory bodies; are in the early stages of the proceedings; or could result in a change in business practices. Accordingly, in many cases, we are unable to estimate the losses or ranges of losses for those matters where there is a reasonable possibility or it is probable that a loss may be incurred.

Given this inherent uncertainty, it is possible that future results of operations for any particular quarterly or annual period could be materially affected by changes in our estimates or assumptions. We evaluate our related disclosures each reporting period, see Note 12 of Notes to the Consolidated Financial Statements for discussion of specific legal proceedings including an assessment of whether a reasonable estimate of the losses or range of loss could be determined.

## LEGAL MATTERS

A description of our legal proceedings is included in Note 12 of Notes to the Consolidated Financial Statements and is incorporated by reference in this report.

## CONCENTRATIONS OF CREDIT RISK

Investments in financial instruments such as marketable securities and accounts receivable may subject us to concentrations of credit risk. Our investments in marketable securities are managed under an investment policy authorized by our Board of Directors. This policy limits the amounts that may be invested in any one issuer and generally limits our investments to U.S. government and agency securities, state and municipal securities and corporate debt obligations that are investment grade. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of employer groups and other customers that constitute our client base. As of December 31, 2011, we had an aggregate $1.9 billion reinsurance receivable resulting from the sale of our Golden Rule Financial Corporation life and annuity business in 2005. We regularly evaluate the financial condition of the reinsurer and only record the reinsurance receivable to the extent that the amounts are deemed probable of recovery. Currently, the reinsurer is rated by A.M. Best as "A+." As of December 31, 2011, there were no other significant concentrations of credit risk.

# ITEM 7A. Quantitative And Qualitative Disclosures About Market Risk

Our primary market risks are exposures to (a) changes in interest rates that impact our investment income and interest expense and the fair value of certain of our fixed-rate investments and debt and (b) changes in equity prices that impact the value of our equity investments.

As of December 31, 2011, $9.4 billion of our investments were classified as cash and cash equivalents on which interest rates received vary with market interest rates, which may materially impact our investment income. Also, OptumHealth Bank held $1.4 billion of deposit liabilities as of December 31, 2011 at interest rates that vary with market rates.

The fair value of certain of our fixed-rate investments and debt also varies with market interest rates. As of December 31, 2011, $18.2 billion of our investments were fixed-rate debt securities and $11.6 billion of our debt was fixed-rate term debt. An increase in market interest rates decreases the market value of fixed-rate investments and fixed-rate debt. Conversely, a decrease in market interest rates increases the market value of fixed-rate investments and fixed-rate debt.

We manage exposure to market interest rates by diversifying investments across different fixed income market sectors and debt across maturities, as well as endeavoring to match our floating-rate assets and liabilities over time, either directly or periodically through the use of interest rate swap contracts. In the second half of 2011, we terminated all of our interest rate swap fair value hedges with a $5.4 billion notional amount in order to lock-in the impact of low market floating interest rates and reduce the effective interest rate on hedged long-term debt. The gain of $132 million will be realized over the remaining life of the applicable hedged fixed-rate debt as a reduction to interest expense in the Consolidated Statements of Operations. Additional information on our interest rate swaps is included in Note 8 of Notes to the Consolidated Financial Statements. Since the interest rate swaps have been terminated, the fair value of our long-term debt is now more sensitive to hypothetical changes in interest rates as the change in the fair value of the debt is no longer offset by the swaps. Also as a result of the swaps' termination, our exposure to hypothetical changes in market rates on our interest expense is less volatile.

The following tables summarize the impact of hypothetical changes in market interest rates across the entire yield curve by 1% or 2% as of December 31, 2011 and 2010 on our investment income and interest expense per annum, and the fair value of our investments and debt (in millions):

| | December 31, 2011 | | | |
|---|---|---|---|---|
| **Increase (Decrease) in Market Interest Rate** | **Investment Income Per Annum (a)** | **Interest Expense Per Annum (a)** | **Fair Value of Investments (b)** | **Fair Value of Debt** |
| 2% | $ 199 | $ 28 | $ (1,239) | $ (1,946) |
| 1 | 99 | 14 | (622) | (1,082) |
| (1) | (12) | (4) | 586 | 1,086 |
| (2) | nm | nm | 885 | 2,343 |

| | December 31, 2011 | | | |
|---|---|---|---|---|
| **Increase (Decrease) in Market Interest Rate** | **Investment Income Per Annum (a)** | **Interest Expense Per Annum (a)** | **Fair Value of Investments** | **Fair Value of Debt** |
| 2% | $ 182 | $ 163 | $ (1,177) | $ (860) |
| 1 | 91 | 82 | (602) | (471) |
| (1) | (10) | (21) | 613 | 560 |
| (2) | nm | nm | 1,227 | 1,240 |

nm = not meaningful

(a) Given the low absolute level of short-term market rates on our floating-rate assets and liabilities as of December 31, 2011 and 2010, the assumed hypothetical change in interest rates does not reflect the full 1% point reduction in interest income or interest expense as the rate cannot fall below zero and thus the 2% point reduction is not meaningful.

(b) As of December 31, 2011, some of our investments had interest rates below 2% so the assumed hypothetical change in the fair value of investments does not reflect the full 2% point reduction.

As of December 31, 2011, we had $544 million of investments in equity securities and venture capital funds, a portion of which were invested in various public and non-public companies concentrated in the areas of health care delivery and related information technologies. Market conditions that affect the value of health care or technology stocks will impact the value of our equity investments.

# ITEM 8. Financial Statements

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of UnitedHealth Group Incorporated and Subsidiaries:

We have audited the accompanying consolidated balance sheets of UnitedHealth Group Incorporated and Subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of UnitedHealth Group Incorporated and Subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 8, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

/S/ DELOITTE & TOUCHE LLP

Minneapolis, MN
February 8, 2012

**UNITEDHEALTH GROUP**
**CONSOLIDATED BALANCE SHEETS**

| *(in millions, except per share data)* | December 31, 2011 | December 31, 2010 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 9,429 | $ 9,123 |
| Short-term investments | 2,577 | 2,072 |
| Accounts receivable, net of allowances of $196 and $241 | 2,294 | 2,061 |
| Other current receivables, net of allowances of $72 and $66 | 2,255 | 1,643 |
| Assets under management | 2,708 | 2,550 |
| Deferred income taxes | 472 | 403 |
| Prepaid expenses and other current assets | 615 | 541 |
| Total current assets | 20,350 | 18,393 |
| Long-term investments | 16,166 | 14,707 |
| Property, equipment and capitalized software, net of accumulated depreciation and amortization of $2,440 and $2,779 | 2,515 | 2,200 |
| Goodwill | 23,975 | 22,745 |
| Other intangible assets, net of accumulated amortization of $1,451 and $1,350 | 2,795 | 2,910 |
| Other assets | 2,088 | 2,108 |
| **Total assets** | $ 67,889 | $ 63,063 |
| **Liabilities and shareholders' equity** | | |
| Current liabilities: | | |
| Medical costs payable | $ 9,799 | $ 9,220 |
| Accounts payable and accrued liabilities | 6,853 | 6,488 |
| Other policy liabilities | 5,063 | 3,979 |
| Commercial paper and current maturities of long-term debt | 982 | 2,480 |
| Unearned revenues | 1,225 | 1,533 |
| Total current liabilities | 23,922 | 23,700 |
| Long-term debt, less current maturities | 10,656 | 8,662 |
| Future policy benefits | 2,445 | 2,361 |
| Deferred income taxes and other liabilities | 2,574 | 2,515 |
| Total liabilities | 39,597 | 37,238 |
| Commitments and contingencies (Note 12) | | |
| Shareholders' equity: | | |
| Preferred stock, $0.001 par value - 10 shares authorized; no shares issued or outstanding | — | — |
| Common stock, $0.01 par value - 3,000 shares authorized; 1,039 and 1,086 issued and outstanding | 10 | 11 |
| Retained earnings | 27,821 | 25,562 |
| Accumulated other comprehensive income (loss): | | |
| Net unrealized gains on investments, net of tax effects | 476 | 280 |
| Foreign currency translation losses | (15) | (28) |
| Total shareholders' equity | 28,292 | 25,825 |
| **Total liabilities and shareholders' equity** | $ 67,889 | $ 63,063 |

See Notes to the Consolidated Financial Statements

## UNITEDHEALTH GROUP
## CONSOLIDATED STATEMENTS OF OPERATIONS

| *(in millions, except per share data)* | For the Year Ended December 31, 2011 | 2010 | 2009 |
|---|---|---|---|
| **Revenues:** | | | |
| Premiums | $ 91,983 | $ 85,405 | $ 79,315 |
| Services | 6,613 | 5,819 | 5,306 |
| Products | 2,612 | 2,322 | 1,925 |
| Investment and other income | 654 | 609 | 592 |
| Total revenues | 101,862 | 94,155 | 87,138 |
| **Operating costs:** | | | |
| Medical costs | 74,332 | 68,841 | 65,289 |
| Operating costs | 15,557 | 14,270 | 12,734 |
| Cost of products sold | 2,385 | 2,116 | 1,765 |
| Depreciation and amortization | 1,124 | 1,064 | 991 |
| Total operating costs | 93,398 | 86,291 | 80,779 |
| **Earnings from operations** | 8,464 | 7,864 | 6,359 |
| Interest expense | (505) | (481) | (551) |
| **Earnings before income taxes** | 7,959 | 7,383 | 5,808 |
| Provision for income taxes | (2,817) | (2,749) | (1,986) |
| **Net earnings** | $ 5,142 | $ 4,634 | $ 3,822 |
| **Basic net earnings per common share** | $ 4.81 | $ 4.14 | $ 3.27 |
| **Diluted net earnings per common share** | $ 4.73 | $ 4.10 | $ 3.24 |
| **Basic weighted-average number of common shares outstanding** | 1,070 | 1,120 | 1,168 |
| **Dilutive effect of common stock equivalents** | 17 | 11 | 11 |
| **Diluted weighted-average number of common shares outstanding** | 1,087 | 1,131 | 1,179 |
| **Anti-dilutive shares excluded from the calculation of dilutive effect of common stock equivalents** | 47 | 94 | 107 |
| Cash dividends declared per common share | $ 0.6125 | $ 0.4050 | $ 0.0300 |

See Notes to the Consolidated Financial Statements

## UNITEDHEALTH GROUP
## CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

| | Common Stock | | Additional Paid-In | Retained | Accumulated Other Comprehensive | Total Shareholders' |
|---|---|---|---|---|---|---|
| *(in millions)* | Shares | Amount | Capital | Earnings | Income (Loss) | Equity |
| **Balance at January 1, 2009** | 1,201 | $ 12 | $ 38 | $ 20,782 | $ (52) | $ 20,780 |
| Net earnings | | | | 3,822 | | 3,822 |
| Net unrealized holding gains on investment securities during the period, net of tax expense of $187 | | | | | 314 | 314 |
| Reclassification adjustment for net realized gains included in net earnings, net of tax expense of $4 | | | | | (7) | (7) |
| Foreign currency translation loss | | | | | (2) | (2) |
| Comprehensive income | | | | | | 4,127 |
| Issuances of common stock, and related tax benefits | 20 | — | 221 | | | 221 |
| Common stock repurchases | (74) | (1) | (574) | (1,226) | | (1,801) |
| Share-based compensation, and related tax benefits | | | 315 | | | 315 |
| Common stock dividends | | | | (36) | | (36) |
| **Balance at December 31, 2009** | 1,147 | 11 | — | 23,342 | 253 | 23,606 |
| Net earnings | | | | 4,634 | | 4,634 |
| Net unrealized holding gains on investment securities during the period, net of tax expense of $26 | | | | | 48 | 48 |
| Reclassification adjustment for net realized gains included in net earnings, net of tax expense of $26 | | | | | (45) | (45) |
| Foreign currency translation loss | | | | | (4) | (4) |
| Comprehensive income | | | | | | 4,633 |
| Issuances of common stock, and related tax benefits | 15 | — | 207 | | | 207 |
| Common stock repurchases | (76) | — | (552) | (1,965) | | (2,517) |
| Share-based compensation, and related tax benefits | | | 345 | | | 345 |
| Common stock dividends | | | | (449) | | (449) |
| **Balance at December 31, 2010** | 1,086 | 11 | — | 25,562 | 252 | 25,825 |
| Net earnings | | | | 5,142 | | 5,142 |
| Net unrealized holding gains on investment securities during the period, net of tax expense of $154 | | | | | 268 | 268 |
| Reclassification adjustment for net realized gains included in net earnings, net of tax expense of $41 | | | | | (72) | (72) |
| Foreign currency translation gain | | | | | 13 | 13 |
| Comprehensive income | | | | | | 5,351 |
| Issuances of common stock, and related tax benefits | 18 | — | 308 | | | 308 |
| Common stock repurchases | (65) | (1) | (761) | (2,232) | | (2,994) |
| Share-based compensation, and related tax benefits | | | 453 | | | 453 |
| Common stock dividends | | | | (651) | | (651) |
| **Balance at December 31, 2011** | 1,039 | $ 10 | $ — | $ 27,821 | $ 461 | $ 28,292 |

See Notes to the Consolidated Financial Statements

## UNITEDHEALTH GROUP
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| (in millions) | For the Year Ended December 31, 2011 | 2010 | 2009 |
|---|---|---|---|
| **Operating activities** | | | |
| Net earnings | $ 5,142 | $ 4,634 | $ 3,822 |
| Noncash items: | | | |
| Depreciation and amortization | 1,124 | 1,064 | 991 |
| Deferred income taxes | 59 | 45 | (16) |
| Share-based compensation | 401 | 326 | 334 |
| Other, net | (67) | 203 | 23 |
| Net change in other operating items, net of effects from acquisitions and changes in AARP balances: | | | |
| Accounts receivable | (267) | (16) | 100 |
| Other assets | (121) | 84 | (250) |
| Medical costs payable | 377 | (88) | 424 |
| Accounts payable and other liabilities | 146 | (341) | 99 |
| Other policy liabilities | 482 | 10 | 104 |
| Unearned revenues | (308) | 352 | (6) |
| Cash flows from operating activities | 6,968 | 6,273 | 5,625 |
| **Investing activities** | | | |
| Purchases of investments | (9,895) | (7,855) | (6,466) |
| Sales of investments | 3,949 | 2,593 | 4,040 |
| Maturities of investments | 4,251 | 3,105 | 2,675 |
| Cash paid for acquisitions, net of cash assumed | (1,844) | (2,323) | (486) |
| Cash received from dispositions, net of cash transferred | 385 | 19 | — |
| Purchases of property, equipment and capitalized software | (1,067) | (878) | (739) |
| Proceeds from disposal of property, equipment and capitalized software | 49 | — | — |
| Cash flows used for investing activities | (4,172) | (5,339) | (976) |
| **Financing activities** | | | |
| Common stock repurchases | (2,994) | (2,517) | (1,801) |
| Proceeds from common stock issuances | 381 | 272 | 282 |
| Dividends paid | (651) | (449) | (36) |
| (Repayments of) proceeds from commercial paper, net | (933) | 930 | (99) |
| Proceeds from issuance of long-term debt | 2,234 | 747 | — |
| Repayments of long-term debt | (955) | (1,583) | (1,350) |
| Interest rate swap termination | 132 | — | 513 |
| Customer funds administered | 37 | 974 | 204 |
| Checks outstanding in excess of bank deposits | 206 | (5) | 22 |
| Other, net | 53 | 20 | (10) |
| Cash flows used for financing activities | (2,490) | (1,611) | (2,275) |
| **Increase (decrease) in cash and cash equivalents** | 306 | (677) | 2,374 |
| **Cash and cash equivalents, beginning of period** | 9,123 | 9,800 | 7,426 |
| **Cash and cash equivalents, end of period** | $ 9,429 | $ 9,123 | $ 9,800 |
| **Supplemental cash flow disclosures** | | | |
| Cash paid for interest | $ 472 | $ 509 | $ 527 |
| Cash paid for income taxes | $ 2,739 | $ 2,725 | $ 2,048 |

See Notes to the Consolidated Financial Statements

UNITEDHEALTH GROUP

# NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

## 1. DESCRIPTION OF BUSINESS

UnitedHealth Group Incorporated (also referred to as "UnitedHealth Group" and "the Company") is a diversified health and well-being company whose mission is to help people live healthier lives and make health care work better.

The Company helps individuals access quality care at an affordable cost; simplifying health care administration and delivery; strengthening the physician/patient relationship; promoting evidence-based care; and empowering physicians, health care professionals, consumers, employers and other participants in the health system with actionable data to make better, more informed decisions.

Through the Company's diversified family of businesses, it leverages core competencies in advanced, enabling technology; health care data, information and intelligence; and care management and coordination to help meet the demands of the health system.

## 2. BASIS OF PRESENTATION, USE OF ESTIMATES AND SIGNIFICANT ACCOUNTING POLICIES

### *Basis of Presentation*

The Company has prepared the Consolidated Financial Statements according to U.S. Generally Accepted Accounting Principles (GAAP) and has included the accounts of UnitedHealth Group and its subsidiaries. The Company has eliminated intercompany balances and transactions.

During the first quarter of 2011, the Company renamed its reportable segments to conform to the naming conventions of its market facing businesses. Consequently, the Health Benefits reportable segment is now UnitedHealthcare, and the health services businesses, OptumHealth, Ingenix, and Prescriptions Solutions, are now aligned under Optum as OptumHealth, OptumInsight, and OptumRx, respectively. On January 1, 2011, the Company realigned certain of its businesses to respond to changes in the markets it serves and the opportunities that are emerging as the health system evolves. For example, OptumHealth's results of operations now include the Company's clinical services assets, including Southwest Medical multi-specialty clinics in Nevada and Evercare nurse practitioners serving the frail and elderly, which had historically been reported in UnitedHealthcare Employer & Individual and UnitedHealthcare Medicare & Retirement, respectively. UnitedHealthcare Employer & Individual's results of operations now include OptumHealth Specialty Benefits, including dental, vision, life and disability. The Company's reportable segments remain the same and prior period segment financial information has been recast to conform to the 2011 presentation. See Note 13 of Notes to the Consolidated Financial Statements for segment financial information.

### *Use of Estimates*

These Consolidated Financial Statements include certain amounts based on the Company's best estimates and judgments. The Company's most significant estimates relate to medical costs payable and medical costs, premium rebates and risk-sharing provisions related to revenues, valuation and impairment analysis of goodwill and other intangible assets, other policy liabilities, other current receivables, valuation of investments, income taxes and contingent liabilities. These estimates require the application of complex assumptions and judgments, often because they involve matters that are inherently uncertain and will likely change in subsequent periods. The impact of any changes in estimates is included in earnings in the period in which the estimate is adjusted.

### *Revenues*

Premium revenues are primarily derived from risk-based health insurance arrangements in which the premium is typically at a fixed rate per individual served for a one-year period, and the Company assumes the economic risk of funding its customers' health care and related administrative costs. Effective in 2011, commercial health plans with medical loss ratios on fully insured products, as calculated under the definitions in the Patient Protection and Affordable Care Act and its related reconciliation act (Health Reform Legislation) and implementing regulations, that fall below certain targets are required to rebate ratable portions of their premiums annually. The Company classifies its estimated rebates as an offset to Premium Revenues in the Consolidated Statement of Operations. Premium revenues are recognized in the period in which eligible individuals are entitled to receive health care benefits. Health care premium payments received from its customers in advance of the service period are recorded as unearned revenues. The Company also records premium revenues from capitation arrangements at its collaborative care businesses.

The Centers for Medicare and Medicaid Services (CMS) deploys a risk adjustment model that apportions premiums paid to all health plans according to health severity and certain demographic factors. The CMS risk adjustment model pays more for members whose medical history indicates they have certain medical conditions. Under this risk adjustment methodology, CMS calculates the risk adjusted premium payment using diagnosis data from hospital inpatient, hospital outpatient and physician treatment settings. The Company and health care providers collect, capture, and submit the necessary and available diagnosis data to CMS within prescribed deadlines. The Company estimates risk adjustment revenues based upon the diagnosis data submitted and expected to be submitted to CMS. Risk adjustment data for certain of the Company's plans is subject to audit by regulators. See Note 12 of Notes to the Consolidated Financial Statements for additional information regarding these audits.

Service revenues consist primarily of fees derived from services performed for customers that self-insure the health care costs of their employees and employees' dependants.

Under service fee contracts, the Company recognizes revenue in the period the related services are performed. The customers retain the risk of financing health care costs for their employees and employees' dependants, and the Company administers the payment of customer funds to physicians and other health care professionals from customer-funded bank accounts. As the Company has neither the obligation for funding the health care costs, nor the primary responsibility for providing the medical care, the Company does not recognize premium revenue and medical costs for these contracts in its Consolidated Financial Statements.

For both risk-based and fee-based customer arrangements, the Company provides coordination and facilitation of medical services; transaction processing; customer, consumer and care professional services; and access to contracted networks of physicians, hospitals and other health care professionals. These services are performed throughout the contract period.

For the Company's OptumRx pharmacy benefits management (PBM) business, revenues are derived from products sold through a contracted network of retail pharmacies, and from administrative services, including claims processing and formulary design and management. Product revenues include ingredient costs (net of rebates), a negotiated dispensing fee and customer co-payments for drugs dispensed through the Company's mail-service pharmacy. In retail pharmacy transactions, revenues recognized always exclude the member's applicable co-payment. Product revenues are recognized when the prescriptions are dispensed through the retail network or received by consumers through the Company's mail-service pharmacy. Service revenues are recognized when the prescription claim is adjudicated. The Company has entered into retail service contracts in which it is primarily obligated to pay its network pharmacy providers for benefits provided to their customers regardless if the Company is paid. The Company is also involved in establishing the prices charged by retail pharmacies, determining which drugs will be included in formulary listings and selecting which retail pharmacies will be included in the network offered to plan sponsors' members. As a result, revenues are reported on a gross basis.

***Medical Costs and Medical Costs Payable***

Medical costs and medical costs payable include estimates of the Company's obligations for medical care services that have been rendered on behalf of insured consumers, but for which claims have either not yet been received or processed, and for liabilities for physician, hospital and other medical cost disputes. The Company develops estimates for medical costs incurred but not reported using an actuarial process that is consistently applied, centrally controlled and automated. The actuarial models consider factors such as time from date of service to claim receipt, claim processing backlogs, care provider contract rate changes, medical care consumption and other medical cost trends. The Company estimates liabilities for physician, hospital and other medical cost disputes based upon an analysis of potential outcomes, assuming a combination of litigation and settlement strategies. Each period, the Company re-examines previously established medical costs payable estimates based on actual claim submissions and other changes in facts and circumstances. As the medical costs payable estimates recorded in prior periods develop, the Company adjusts the amount of the estimates and includes the changes in estimates in medical costs in the period in which the change is identified. Medical costs also include the direct cost of patient care rendered through OptumHealth.

***Cash, Cash Equivalents and Investments***

Cash and cash equivalents are highly liquid investments that have an original maturity of three months or less. The fair value of cash and cash equivalents approximates their carrying value because of the short maturity of the instruments.

The Company had checks outstanding in excess of bank deposits at the related accounts of $1.5 billion as of December 31, 2011 and $1.3 billion as of December 31, 2010, which were classified as Accounts Payable and Accrued Liabilities in the Consolidated Balance Sheets and the change in this balance has been reflected as Checks Outstanding in Excess of Bank Deposits within financing activities in the Consolidated Statements of Cash Flows. The Company does not net checks outstanding with deposits in other accounts.

Investments with maturities of less than one year are classified as short-term. Because of regulatory requirements, certain investments are included in long-term investments regardless of their maturity date. The Company classifies these investments as held-to-maturity and reports them at amortized cost. Substantially all other investments are classified as available-for-sale and reported at fair value based on quoted market prices, where available.

The Company excludes unrealized gains and losses on investments in available-for-sale securities from earnings and reports them, net of income tax effects, as a separate component of shareholders' equity. To calculate realized gains and losses on the sale of investments, the Company uses the specific cost or amortized cost of each investment sold.

The Company evaluates an investment for impairment by considering the length of time and extent to which market value has been less than cost or amortized cost, the financial condition and near-term prospects of the issuer as well as specific events or circumstances that may influence the operations of the issuer and the Company's intent to sell the security or the likelihood that it will be required to sell the security before recovery of the entire amortized cost.

- For debt securities, if the Company intends to either sell or determines that it will be more likely than not be required to sell a security before recovery of the entire amortized cost basis or maturity of the security, the Company recognizes the entire impairment in Investment and Other Income. If the Company does not intend to sell the debt security and it determines that it will not be more likely than not be required to sell the security but it does not expect to recover the entire amortized cost basis, the impairment is bifurcated into the amount attributed to the credit loss, which is recognized in earnings, and all other causes, which are recognized in other comprehensive income.

- For equity securities, the Company recognizes impairments in other comprehensive income if it expects to hold the security until fair value increases to at least the security's cost basis and it expects that increase in fair value to occur in a reasonably forecasted period. If the Company intends to sell the equity security or if it believes that recovery of fair value to cost will not occur in a reasonably forecasted period, the Company recognizes the impairment in Investment and Other Income.

New information and the passage of time can change these judgments. The Company manages its investment portfolio to limit its exposure to any one issuer or market sector, and largely limits its investments to U.S. government and agency securities; state and municipal securities; mortgage-backed securities; and corporate debt obligations, substantially all of investment grade quality. Securities downgraded below policy minimums after purchase will be disposed of in accordance with the investment policy.

***Assets Under Management***

The Company provides health insurance products and services to members of AARP under a Supplemental Health Insurance Program (the AARP Program), and to AARP members and non-members under separate Medicare Advantage and Medicare Part D arrangements. The products and services under the AARP Program include supplemental Medicare benefits (AARP Medicare Supplement Insurance), hospital indemnity insurance, including insurance for individuals between 50 to 64 years of age, and other related products.

The Company's arrangements with AARP extend to December 31, 2017 for the AARP Program and give the Company an exclusive right to use the AARP brand on the Company's Medicare Advantage and Medicare Part D offerings until December 31, 2014, subject to certain limited exclusions.

Pursuant to the Company's agreement, AARP Program assets are managed separately from its general investment portfolio and are used to pay costs associated with the AARP Program. These assets are invested at the Company's discretion, within investment guidelines approved by AARP. The Company does not guarantee any rates of return on these investments and, upon transfer of the AARP Program contract to another entity, the Company would transfer cash equal in amount to the fair value of these investments at the date of transfer to that entity. Because the purpose of these assets is to fund the medical costs payable, the rate stabilization fund (RSF) liabilities and other related liabilities associated with this AARP contract, assets under management are classified as current assets, consistent with the classification of these liabilities. Interest earnings and realized investment gains and losses on these assets accrue to the overall benefit of the AARP policyholders through the RSF. Accordingly, they are not included in the Company's earnings. Interest income and realized gains and losses related to assets under management are recorded as an increase to the RSF and were $99 million, $107 million and $99 million in 2011, 2010 and 2009, respectively.

The effects of changes in balance sheet amounts associated with the AARP Program also accrue to the overall benefit of the AARP policyholders through the RSF balance. Accordingly, the Company excludes the effect of such changes in its Consolidated Statements of Cash Flows. For more detail on the RSF, see "Other Policy Liabilities" below.

***Other Current Receivables***

Other current receivables include amounts due from pharmaceutical manufacturers for rebates and Medicare Part D drug discounts, reinsurance and other miscellaneous amounts due to the Company.

The Company's PBM businesses contract with pharmaceutical manufacturers, some of whom provide rebates based on use of the manufacturers' products by its PBM businesses' affiliated and non-affiliated clients. The Company accrues rebates as they are earned by its clients on a monthly basis based on the terms of the applicable contracts, historical data and current estimates. The PBM businesses bill these rebates to the manufacturers on a monthly or quarterly basis depending on the contractual terms. The PBM businesses record rebates attributable to affiliated clients as a reduction to medical costs. Rebates attributable to non-affiliated clients are accrued as rebates receivable and a reduction of cost of products sold with a corresponding payable for the amounts of the rebates to be remitted to non-affiliated clients in accordance with their contracts and recorded in the Consolidated Statements of Operations as a reduction of Product Revenue. The Company generally receives rebates from two to five months after billing.

For details on the Company's Medicare Part D receivables see "Medicare Part D Pharmacy Benefits" below.

For details on the Company's reinsurance receivable see "Future Policy Benefits and Reinsurance Receivable" below.

***Medicare Part D Pharmacy Benefits***

The Company serves as a plan sponsor offering Medicare Part D prescription drug insurance coverage under contracts with CMS. Under the Medicare Part D program, there are seven separate elements of payment received by the Company during the plan year. These payment elements are as follows:

- *CMS Premium.* CMS pays a fixed monthly premium per member to the Company for the entire plan year.
- *Member Premium.* Additionally, certain members pay a fixed monthly premium to the Company for the entire plan year.
- *Low-Income Premium Subsidy.* For qualifying low-income members, CMS pays some or all of the member's monthly premiums to the Company on the member's behalf.
- *Catastrophic Reinsurance Subsidy.* CMS pays the Company a cost reimbursement estimate monthly to

fund the CMS obligation to pay approximately 80% of the costs incurred by individual members in excess of the individual annual out-of-pocket maximum. A settlement is made with CMS based on actual cost experience, after the end of the plan year.

- *Low-Income Member Cost Sharing Subsidy.* For qualifying low-income members, CMS pays on the member's behalf some or all of a member's cost sharing amounts, such as deductibles and coinsurance. The cost sharing subsidy is funded by CMS through monthly payments to the Company. The Company administers and pays the subsidized portion of the claims on behalf of CMS, and a settlement payment is made between CMS and the Company based on actual claims and premium experience, after the end of the plan year.
- *CMS Risk-Share.* Premiums from CMS are subject to risk corridor provisions that compare costs targeted in the Company's annual bids by product and region to actual prescription drug costs, limited to actual costs that would have been incurred under the standard coverage as defined by CMS. Variances of more than 5% above or below the original bid submitted by the Company may result in CMS making additional payments to the Company or require the Company to refund to CMS a portion of the premiums it received. The Company estimates and recognizes an adjustment to premium revenues related to the risk corridor payment settlement based upon pharmacy claims experience. The estimate of the settlement associated with these risk corridor provisions requires the Company to consider factors that may not be certain, including member eligibility status differences with CMS. The Company records risk-share adjustments to Premium Revenues in the Consolidated Statements of Operations and Other Policy Liabilities or Other Current Receivables in the Consolidated Balance Sheets.
- *Drug Discount.* Beginning in 2011, Health Reform Legislation mandated a consumer discount of 50% on brand name prescription drugs for Part D plan participants in the coverage gap. This discount is funded by CMS and pharmaceutical manufacturers while the Company administers the application of these funds. Amounts received are not reflected as premium revenues, but rather are accounted for as deposits. The Company records a liability when amounts are received from CMS and a receivable when the Company bills the pharmaceutical manufacturers. Related cash flows are presented as Customer Funds Administered within financing activities in the Condensed Consolidated Statements of Cash Flows.

The CMS Premium, the Member Premium, and the Low-Income Premium Subsidy represent payments for the Company's insurance risk coverage under the Medicare Part D program and therefore are recorded as Premium Revenues in the Consolidated Statements of Operations. Premium revenues are recognized ratably over the period in which eligible individuals are entitled to receive prescription drug benefits. The Company records premium payments received in advance of the applicable service period in Unearned Revenues in the Consolidated Balance Sheets.

The Catastrophic Reinsurance Subsidy and the Low-Income Member Cost Sharing Subsidy (Subsidies) represent cost reimbursements under the Medicare Part D program. Amounts received for these Subsidies are not reflected as premium revenues, but rather are accounted for as receivables and/or deposits. Related cash flows are presented as Customer Funds Administered within financing activities in the Condensed Consolidated Statements of Cash Flows.

Pharmacy benefit costs and administrative costs under the contract are expensed as incurred and are recognized in Medical Costs and Operating Costs, respectively, in the Consolidated Statements of Operations.

The final 2011 risk-share amount is expected to be settled during the second half of 2012, and is subject to the reconciliation process with CMS.

The Consolidated Balance Sheets include the following amounts associated with the Medicare Part D program:

| | December 31, 2011 | | | December 31, 2010 | |
|---|---|---|---|---|---|
| *(in millions)* | Subsidies | Drug Discount | Risk-Share | Subsidies | Risk-Share |
| Other current receivables | $ — | $ 509 | $ — | $ — | $ — |
| Other policy liabilities | 70 | 649 | 170 | 475 | 265 |

As of January 1, 2012, certain changes were made to the Medicare Part D coverage by CMS, including:

The initial coverage limit increased to $2,930 from $2,840 in 2011.

The catastrophic coverage begins at $6,658 as compared to $6,448 in 2011.

The annual out-of-pocket maximum increased to $4,700 from $4,550 in 2011.

***Property, Equipment and Capitalized Software***

Property, equipment and capitalized software are stated at cost, net of accumulated depreciation and amortization. Capitalized software consists of certain costs incurred in the development of internal-use software, including external direct costs of materials and services and payroll costs of employees devoted to specific software development. The Company reviews property, equipment and capitalized software for events or changes in circumstances that would indicate that it might not recover their carrying value. If the Company determines that an asset may not be recoverable, an impairment charge is recorded.

The Company calculates depreciation and amortization using the straight-line method over the estimated useful lives of the assets. The useful lives for property, equipment and capitalized software are:

| | |
|---|---|
| Furniture, fixtures and equipment | 3 to 7 years |
| Buildings | 35 to 40 years |
| Leasehold improvements | 7 years or length of lease term, whichever is shorter |
| Capitalized software | 3 to 5 years |

***Goodwill***

Goodwill represents the amount of the purchase price in excess of the fair values assigned to the underlying identifiable net assets of acquired businesses. Goodwill is not amortized, but is subject to an annual impairment test. Tests are performed more frequently if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

To determine whether goodwill is impaired, the Company performs a multi-step impairment test. First, the Company can elect to perform a qualitative assessment of each reporting unit to determine whether facts and circumstances support a determination that their fair values are greater than their carrying values. If the qualitative analysis is not conclusive, or if the Company elects to proceed directly with quantitative testing, it will then measure the fair values of the reporting units and compare them to their aggregate carrying values, including goodwill. If the fair value is less than the carrying value of the reporting unit, then the implied value of goodwill would be calculated and compared to the carrying amount of goodwill to determine whether goodwill is impaired.

The Company estimates the fair values of its reporting units using discounted cash flows. To determine fair values, the Company must make assumptions about a wide variety of internal and external factors. Significant assumptions used in the impairment analysis include financial projections of free cash flow (including significant assumptions about operations, capital requirements and income taxes), long-term growth rates for determining terminal value, and discount rates.

The Company elected to bypass the optional qualitative reporting-unit fair value assessment and completed its annual quantitative test for goodwill impairment as of January 1, 2012. As of December 31, 2011, no reporting unit had a fair value less than its carrying value and the Company concluded that there was no need for any impairment of its goodwill balances.

***Intangible assets***

Finite-lived, separately-identifiable intangible assets are acquired in business combinations and are assets that represent future expected benefits but lack physical substance (e.g., membership lists, customer contracts, trademarks and technology). The Company does not have material holdings of indefinite lived intangible assets. The Company's intangible assets are initially recorded at their fair values and are then amortized over their expected useful lives.

The Company's intangible assets are subject to impairment tests when events or circumstances indicate that a finite-lived intangible asset's (or asset group's) carrying value may exceed its estimated fair value. Consideration is given to a number of potential impairment indicators. Following the identification of any potential impairment indicators, to determine whether an impairment exists, the Company would calculate the estimated fair value of a finite-lived intangible asset using the undiscounted cash flows that are expected to result from the use of the asset or related group of assets. Once it is determined that an impairment exists, the amount by which the carrying value exceeds the estimated fair value is recorded as an impairment.

There were no material impairments of finite-lived intangible assets during the year ended December 31, 2011.

***Other Policy Liabilities***

Other policy liabilities include the RSF associated with the AARP Program (described below), health savings account deposits, deposits under the Medicare Part D program (see "Medicare Part D Pharmacy Benefits" above), accruals for premium rebate payments under the Health Reform Legislation, the current portion of future policy benefits and customer balances. Customer balances represent excess customer payments and deposit accounts under experience-rated contracts. At the customer's option, these balances may be refunded or used to pay future premiums or claims under eligible contracts.

Underwriting gains or losses related to the AARP Program are directly recorded as an increase or decrease to the RSF and accrue to the overall benefit of the AARP policyholders, unless cumulative net losses were to exceed the balance in the RSF. The primary components of the underwriting results are premium revenue, medical costs, investment income, administrative expenses, member service expenses, marketing expenses and premium taxes. To the extent underwriting losses exceed the balance in the RSF, losses would be borne by the Company. Deficits may be recovered by underwriting gains in future periods of the contract. To date, the Company has not been required to fund any underwriting deficits. Changes in the RSF are reported in Medical Costs in the Consolidated Statement of Operations. As of December 31, 2011 and 2010, the balance in the RSF was $1.3 billion. The Company believes the RSF balance as of December 31, 2011 is sufficient to cover potential future underwriting and other risks and liabilities associated with the contract.

### *Income Taxes*

Deferred income tax assets and liabilities are recognized for the differences between the financial and income tax reporting bases of assets and liabilities based on enacted tax rates and laws. The deferred income tax provision or benefit generally reflects the net change in deferred income tax assets and liabilities during the year, excluding any deferred income tax assets and liabilities of acquired businesses. The current income tax provision reflects the tax consequences of revenues and expenses currently taxable or deductible on various income tax returns for the year reported.

### *Future Policy Benefits and Reinsurance Receivable*

Future policy benefits represent account balances that accrue to the benefit of the policyholders, excluding surrender charges, for universal life and investment annuity products and for long-duration health policies sold to individuals for which some of the premium received in the earlier years is intended to pay benefits to be incurred in future years. As a result of the 2005 sale of the life and annuity business within the Company's Golden Rule Financial Corporation subsidiary under an indemnity reinsurance arrangement, the Company has maintained a liability associated with the reinsured contracts, as it remains primarily liable to the policyholders, and has recorded a corresponding reinsurance receivable due from the purchaser. As of December 31, 2011, the Company had an aggregate $1.9 billion reinsurance receivable, of which $125 million was recorded in Other Current Receivables and $1.8 billion was recorded in Other Assets in the Consolidated Balance Sheets. As of December 31, 2010, the Company had an aggregate $2.0 billion reinsurance receivable, of which $126 million was recorded in Other Current Receivables and $1.9 billion was recorded in Other Assets in the Consolidated Balance Sheets. The Company evaluates the financial condition of the reinsurer and only records the reinsurance receivable to the extent of probable recovery. Currently, the reinsurer is rated by A.M. Best as "A+."

### *Policy Acquisition Costs*

The Company's short duration health insurance contracts typically have a one-year term and may be cancelled by the customer with at least 30 days notice. Costs related to the acquisition and renewal of short duration customer contracts are charged to expense as incurred.

### *Net Earnings Per Common Share*

The Company computes basic net earnings per common share by dividing net earnings by the weighted-average number of common shares outstanding during the period. The Company determines diluted net earnings per common share using the weighted-average number of common shares outstanding during the period, adjusted for potentially dilutive shares associated with stock options, stock-settled stock appreciation rights (SARs) and restricted stock and restricted stock units (collectively, restricted shares), using the treasury stock method. The treasury stock method assumes exercise of stock options and vesting of restricted shares, with the assumed proceeds used to purchase common stock at the average market price for the period. The difference between the number of shares assumed issued and number of shares assumed purchased represents the dilutive shares.

### *Recent Accounting Standards*

***Recently Issued Accounting Standards.*** In July 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-06, "Other Expenses (Topic 720): Fees Paid to the Federal Government by Health Insurers a consensus of the FASB Emerging Issues Task Force" (ASU 2011-06). This update addresses the recognition and classification of an entity's share of the annual health insurance industry assessment (the fee) mandated by Health Reform Legislation. The fee will be levied on health insurers for each calendar year beginning on or after January 1, 2014 and is not deductible for income tax purposes. The fee will be allocated to health insurers based on the ratio of an entity's net health premiums written during the preceding calendar year to the total health insurance for any U.S. health risk that is written during the preceding calendar year. In accordance with the amendments in ASU 2011-06, the liability for the fee will be estimated and recorded in full once the Company provides qualifying health insurance in the applicable calendar year in which the fee is payable (first applicable in 2014) with a corresponding deferred cost that will be amortized to expense using a straight-line method of allocation unless another method better allocates the fee over the calendar year that it is payable.

***Recently Adopted Accounting Standards.*** In September 2011, the FASB issued ASU No. 2011-08, "Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment" (ASU 2011-08). This update intends to simplify how entities test goodwill for impairment by including an option for entities to first assess qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test on the subject reporting unit. The Company adopted the amendments in ASU 2011-08 for its annual goodwill impairment test as of January 1, 2012. The adoption of ASU 2011-08 did not have a material impact on the Company's Consolidated Financial Statements.

The Company has determined that there have been no other recently issued or adopted accounting standards that will have or had a material impact on its Consolidated Financial Statements.

## 3. INVESTMENTS

A summary of short-term and long-term investments is as follows:

| (in millions) | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| **December 31, 2011** | | | | |
| Debt securities - available-for-sale: | | | | |
| U.S. government and agency obligations | $ 2,319 | $ 54 | $ — | $ 2,373 |
| State and municipal obligations | 6,363 | 403 | (1) | 6,765 |
| Corporate obligations | 5,825 | 205 | (23) | 6,007 |
| U.S. agency mortgage-backed securities | 2,279 | 74 | — | 2,353 |
| Non-U.S. agency mortgage-backed securities | 476 | 28 | — | 504 |
| Total debt securities - available-for-sale | 17,262 | 764 | (24) | 18,002 |
| Equity securities - available-for-sale | 529 | 23 | (8) | 544 |
| Debt securities - held-to-maturity: | | | | |
| U.S. government and agency obligations | 166 | 7 | — | 173 |
| State and municipal obligations | 13 | — | — | 13 |
| Corporate obligations | 18 | — | — | 18 |
| Total debt securities - held-to-maturity | 197 | 7 | — | 204 |
| Total investments | $ 17,988 | $ 794 | $ (32) | $ 18,750 |
| **December 31, 2010** | | | | |
| Debt securities - available-for-sale: | | | | |
| U.S. government and agency obligations | $ 2,214 | $ 28 | $ (8) | $ 2,234 |
| State and municipal obligations | 6,007 | 183 | (42) | 6,148 |
| Corporate obligations | 5,111 | 210 | (11) | 5,310 |
| U.S. agency mortgage-backed securities | 1,851 | 58 | (6) | 1,903 |
| Non-U.S. agency mortgage-backed securities | 439 | 26 | — | 465 |
| Total debt securities - available-for-sale | 15,622 | 505 | (67) | 16,060 |
| Equity securities - available-for-sale | 508 | 22 | (14) | 516 |
| Debt securities - held-to-maturity: | | | | |
| U.S. government and agency obligations | 167 | 5 | — | 172 |
| State and municipal obligations | 15 | — | — | 15 |
| Corporate obligations | 21 | — | — | 21 |
| Total debt securities - held-to-maturity | 203 | 5 | — | 208 |
| Total investments | $ 16,333 | $ 532 | $ (81) | $ 16,784 |

Included in the Company's investment portfolio were securities collateralized by sub-prime home equity lines of credit with fair values of $2 million and $6 million as of December 31, 2011 and December 31, 2010, respectively. Also included were Alt-A securities with fair values of $9 million and $15 million as of December 31, 2011 and December 31, 2010, respectively.

The fair values of the Company's mortgage-backed securities by credit rating (when multiple credit ratings are available for an individual security, the average of the available ratings is used) and origination as of December 31, 2011 were as follows:

| (in millions) | AAA | AA | A | Non-Investment Grade | Total Fair Value |
|---|---|---|---|---|---|
| 2011 | $ 26 | $ — | $ — | $ — | $ 26 |
| 2010 | — | 3 | — | — | 3 |
| 2007 | 93 | — | — | 3 | 96 |
| 2006 | 167 | — | — | 10 | 177 |
| 2005 | 136 | — | — | 3 | 139 |
| Pre - 2005 | 60 | — | 3 | — | 63 |
| U.S. agency mortgage-backed securities | 2,353 | — | — | — | 2,353 |
| Total | $ 2,835 | $ 3 | $ 3 | $ 16 | $ 2,857 |

The amortized cost and fair value of available-for-sale debt securities as of December 31, 2011, by contractual maturity, were as follows:

| (in millions) | Amortized Cost | Fair Value |
|---|---|---|
| Due in one year or less | $ 2,629 | $ 2,641 |
| Due after one year through five years | 5,631 | 5,808 |
| Due after five years through ten years | 4,439 | 4,763 |
| Due after ten years | 1,808 | 1,933 |
| U.S. agency mortgage-backed securities | 2,279 | 2,353 |
| Non-U.S. agency mortgage-backed securities | 476 | 504 |
| Total debt securities - available-for-sale | $ 17,262 | $18,002 |

The amortized cost and fair value of held-to-maturity debt securities as of December 31, 2011, by contractual maturity, were as follows:

| (in millions) | Amortized Cost | Fair Value |
|---|---|---|
| Due in one year or less | $ 43 | $ 43 |
| Due after one year through five years | 124 | 127 |
| Due after five years through ten years | 21 | 22 |
| Due after ten years | 9 | 12 |
| Total debt securities - held-to-maturity | $ 197 | $ 204 |

The fair value of available-for-sale investments with gross unrealized losses by investment type and length of time that individual securities have been in a continuous unrealized loss position were as follows:

| | Less Than 12 Months | | 12 Months or Greater | | Total | |
|---|---|---|---|---|---|---|
| *(in millions)* | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses |
| **December 31, 2011** | | | | | | |
| Debt securities - available-for-sale: | | | | | | |
| State and municipal obligations | $ 85 | $ (1) | $ 21 | $ — | $ 106 | $ (1) |
| Corporate obligations | 1,496 | (22) | 28 | (1) | 1,524 | (23) |
| Total debt securities - available-for-sale | $ 1,581 | $ (23) | $ 49 | $ (1) | $ 1,630 | $ (24) |
| Equity securities - available-for-sale | $ 24 | $ (7) | $ 3 | $ (1) | $ 27 | $ (8) |
| **December 31, 2010** | | | | | | |
| Debt securities - available-for-sale: | | | | | | |
| U.S. government and agency obligations | $ 548 | $ (8) | $ — | $ — | $ 548 | $ (8) |
| State and municipal obligations | 1,383 | (40) | 18 | (2) | 1,401 | (42) |
| Corporate obligations | 949 | (11) | 14 | — | 963 | (11) |
| U.S. agency mortgage-backed securities | 355 | (6) | — | — | 355 | (6) |
| Total debt securities - available-for-sale | $ 3,235 | $ (65) | $ 32 | $ (2) | $ 3,267 | $ (67) |
| Equity securities - available-for-sale | $ 206 | $ (14) | $ 11 | $ — | $ 217 | $ (14) |

The unrealized losses from all securities as of December 31, 2011 were generated from 2,100 positions out of a total of 15,300 positions. The Company believes that it will collect the principal and interest due on its investments that have an amortized cost in excess of fair value. The unrealized losses on investments in state and municipal obligations and corporate obligations as of December 31, 2011 were primarily caused by interest rate increases and not by unfavorable changes in the credit ratings associated with these securities. At each reporting period, the Company evaluates securities for impairment when the fair value of the investment is less than its amortized cost. The Company evaluated the underlying credit quality of the issuers and the credit ratings of the state and municipal obligations and the corporate obligations, noting neither a significant deterioration since purchase nor other factors leading to an other-than-temporary impairment (OTTI). As of December 31, 2011, the Company did not have the intent to sell any of the securities in an unrealized loss position.

As of December 31, 2011, the Company's holdings of non-U.S. agency mortgage-backed securities included $7 million of commercial mortgage loans in default. They represented less than 1% of the Company's total mortgage-backed security holdings as of December 31, 2011.

A portion of the Company's investments in equity securities and venture capital funds consists of investments held in various public and nonpublic companies concentrated in the areas of health care services and related information technologies. Market conditions that affect the value of health care and related technology stocks will likewise impact the value of the Company's equity portfolio. The equity securities and venture capital funds were evaluated for severity and duration of unrealized loss, overall market volatility and other market factors.

Net realized gains included in Investment and Other Income on the Consolidated Statements of Operations were from the following sources:

| | For the Year Ended December 31, | | |
|---|---|---|---|
| *(in millions)* | 2011 | 2010 | 2009 |
| Total OTTI | $ (12) | $ (23) | $ (64) |
| Portion of loss recognized in other comprehensive income | — | — | — |
| Net OTTI recognized in earnings | (12) | (23) | (64) |
| Gross realized losses from sales | (11) | (6) | (41) |
| Gross realized gains from sales | 136 | 100 | 116 |
| Net realized gains | $ 113 | $ 71 | $ 11 |

For the years ended December 31, 2011, 2010 and 2009, all of the recorded OTTI charges resulted from the Company's intent to sell certain impaired securities.

**4. FAIR VALUE**

Certain assets and liabilities are measured at fair value in the financial statements. These assets and liabilities are classified into one of three levels of a hierarchy defined by U.S. GAAP. In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability.

The fair value hierarchy is summarized as follows:

*Level 1* — Quoted (unadjusted) prices for identical assets/liabilities in active markets.

*Level 2* — Other observable inputs, either directly or indirectly, including:

- Quoted prices for similar assets/liabilities in active markets;
- Quoted prices for identical or similar assets in non-active markets (e.g., few transactions, limited information, non-current prices, high variability over time);
- Inputs other than quoted prices that are observable for the asset/liability (e.g., interest rates, yield curves, volatilities, default rates); and
- Inputs that are derived principally from or corroborated by other observable market data.

*Level 3* — Unobservable inputs that cannot be corroborated by observable market data.

The following table presents a summary of fair value measurements by level for assets and liabilities measured at fair value on a recurring basis, excluding AARP related assets and liabilities:

| *(in millions)* | Quoted Prices in Active Markets (Level 1) | Other Observable Inputs (Level 2) | Unobservable Inputs (Level 3) | Total Fair Value |
|---|---|---|---|---|
| **December 31, 2011** | | | | |
| Cash and cash equivalents | $ 8,569 | $ 860 | $ — | $ 9,429 |
| Debt securities - available-for-sale: | | | | |
| U.S. government and agency obligations | 1,551 | 822 | — | 2,373 |
| State and municipal obligations | — | 6,750 | 15 | 6,765 |
| Corporate obligations | 16 | 5,805 | 186 | 6,007 |
| U.S. agency mortgage-backed securities | — | 2,353 | — | 2,353 |
| Non-U.S. agency mortgage-backed securities | — | 497 | 7 | 504 |
| Total debt securities - available-for-sale | 1,567 | 16,227 | 208 | 18,002 |
| Equity securities - available-for-sale | 333 | 2 | 209 | 544 |
| Total assets at fair value | $ 10,469 | $ 17,089 | $ 417 | $ 27,975 |
| Percentage of total assets at fair value | 37% | 61% | 2% | 100% |
| **December 31, 2010** | | | | |
| Cash and cash equivalents | $ 8,069 | $ 1,054 | $ — | $ 9,123 |
| Debt securities - available-for-sale: | | | | |
| U.S. government and agency obligations | 1,515 | 719 | — | 2,234 |
| State and municipal obligations | — | 6,148 | — | 6,148 |
| Corporate obligations | 31 | 5,146 | 133 | 5,310 |
| U.S. agency mortgage-backed securities | — | 1,903 | — | 1,903 |
| Non-U.S. agency mortgage-backed securities | — | 457 | 8 | 465 |
| Total debt securities - available-for-sale | 1,546 | 14,373 | 141 | 16,060 |
| Equity securities - available-for-sale | 306 | 2 | 208 | 516 |
| Total cash, cash equivalents and investments at fair value | 9,921 | 15,429 | 349 | 25,699 |
| Interest rate swap assets | — | 46 | — | 46 |
| Total assets at fair value | $ 9,921 | $ 15,475 | $ 349 | $ 25,745 |
| Percentage of total assets at fair value | 39% | 60% | 1% | 100% |
| Interest rate swap liabilities | $ — | $ 104 | $ — | $ 104 |

There were no transfers between Levels 1 and 2 during the years ended December 31, 2011 and 2010.5

The Company elected to measure the entirety of the AARP Assets Under Management at fair value. The following table presents fair value information about the AARP Program-related financial assets and liabilities:

| (in millions) | Quoted Prices in Active Markets (Level 1) | Other Observable Inputs (Level 2) | Unobservable Inputs (Level 3) | Total Fair Value |
|---|---|---|---|---|
| **December 31, 2011** | | | | |
| Cash and cash equivalents | $ 257 | $ 10 | $ — | $ 267 |
| Debt securities: | | | | |
| U.S. government and agency obligations | 566 | 214 | — | 780 |
| State and municipal obligations | — | 25 | — | 25 |
| Corporate obligations | — | 1,048 | — | 1,048 |
| U.S. agency mortgage-backed securities | — | 436 | — | 436 |
| Non-U.S. agency mortgage-backed securities | — | 150 | — | 150 |
| Total debt securities | 566 | 1,873 | — | 2,439 |
| Equity securities - available-for-sale | — | 2 | — | 2 |
| Total assets at fair value | $ 823 | $ 1,885 | $ — | $ 2,708 |
| Other liabilities | $ 27 | $ 49 | $ — | $ 76 |
| Total liabilities at fair value | $ 27 | $ 49 | $ — | $ 76 |
| **December 31, 2010** | | | | |
| Cash and cash equivalents | $ 115 | $ — | $ — | $ 115 |
| Debt securities: | | | | |
| U.S. government and agency obligations | 515 | 244 | — | 759 |
| State and municipal obligations | — | 15 | — | 15 |
| Corporate obligations | — | 1,129 | — | 1,129 |
| U.S. agency mortgage-backed securities | — | 393 | — | 393 |
| Non-U.S. agency mortgage-backed securities | — | 137 | — | 137 |
| Total debt securities | 515 | 1,918 | — | 2,433 |
| Equity securities - available-for-sale | — | 2 | — | 2 |
| Total assets at fair value | $ 630 | $ 1,920 | $ — | $ 2,550 |
| Other liabilities | $ — | $ — | $ 59 | $ 59 |
| Total liabilities at fair value | $ — | $ — | $ 59 | $ 59 |

There were no transfers between Levels 1 and 2 during the years ended December 31, 2011 and 2010.

The table below includes fair values for certain financial instruments for which it is practicable to estimate fair value. The carrying values and fair values of these financial instruments were as follows:

| | December 31, 2011 | | December 31, 2010 | |
|---|---|---|---|---|
| (in millions) | Carrying Value | Fair Value | Carrying Value | Fair Value |
| **Assets** | | | | |
| Debt securities - available-for-sale | $ 18,002 | $ 18,002 | $ 16,060 | $ 16,060 |
| Equity securities - available-for-sale | 544 | 544 | 516 | 516 |
| Debt securities - held-to-maturity | 197 | 204 | 203 | 208 |
| AARP Program-related investments | 2,441 | 2,441 | 2,435 | 2,435 |
| Interest rate swap assets | — | — | 46 | 46 |
| **Liabilities** | | | | |
| Senior unsecured notes | 11,638 | 13,149 | 10,212 | 10,903 |
| Interest rate swap liabilities | — | — | 104 | 104 |
| AARP Program-related other liabilities | 76 | 76 | 59 | 59 |

The carrying amounts reported in the Consolidated Balance Sheets for cash and cash equivalents, accounts and other current receivables, unearned revenues, commercial paper, accounts payable and accrued liabilities approximate fair value because of their short-term nature. These assets and liabilities are not listed in the table above.

The following methods and assumptions were used to estimate the fair value and determine the fair value hierarchy classification of each class of financial instrument:

***Cash and Cash Equivalents.*** The carrying value of cash and cash equivalents approximates fair value as maturities are less than three months. Fair values of cash equivalent instruments that do not trade on a regular basis in active markets are classified as Level 2.

***Debt and Equity Securities.*** Fair values of available-for-sale debt and equity securities are based on quoted market prices, where available. The Company obtains one price for each security primarily from a third-party pricing service (pricing service), which generally uses quoted or other observable inputs for the determination of fair value. The pricing service normally derives the security prices through recently reported trades for identical or similar securities, making adjustments through the reporting date based upon available observable market information. For securities not actively traded, the pricing service may use quoted market prices of comparable instruments or discounted cash flow analyses, incorporating inputs that are currently observable in the markets for similar securities. Inputs that are often used in the valuation methodologies include, but are not limited to, benchmark yields, credit spreads, default rates, prepayment speeds and non-binding broker quotes. As the Company is responsible for the determination of fair value, it performs quarterly analyses on the prices received from the pricing service to determine whether the prices are reasonable estimates of fair value. Specifically, the Company compares the prices received from the pricing service to a secondary pricing source, prices reported by its custodian, its investment consultant and third-party investment advisors. Additionally, the Company compares changes in the reported market values and returns to relevant market indices to test the reasonableness of the reported prices. The Company's internal price verification procedures and review of fair value methodology documentation provided by independent pricing services has not historically resulted in adjustment in the prices obtained from the pricing service.

Fair values of debt securities that do not trade on a regular basis in active markets but are priced using other observable inputs are classified as Level 2. The Company's Level 3 debt securities consist mainly of low income housing investments that are unique and non-transferable.

Fair value estimates for Level 1 and Level 2 publicly traded equity securities are based on quoted market prices and/or other market data for the same or comparable instruments and transactions in establishing the prices. The fair values of Level 3 investments in venture capital portfolios are estimated using market modeling approaches that rely heavily on management assumptions and qualitative observations. These investments totaled $168 million and $166 million as of December 31, 2011 and 2010, respectively. The fair values of the Company's various venture capital investments are computed using limited quantitative and qualitative observations of activity for similar companies in the current market. The key inputs utilized in the Company's market modeling include, as applicable, transactions for comparable companies in similar industries and having similar revenue and growth characteristics; similar preferences in the capital structure; discounted cash flows; liquidation values and milestones established at initial funding; and the assumption that the values of the Company's venture capital investments can be inferred from these inputs. The Company's remaining Level 3 equity securities holdings of $41 million and $42 million as of December 31, 2011 and 2010, respectively, consist of preferred stock and other items for which there are no active markets.

Throughout the procedures discussed above in relation to the Company's processes for validating third party pricing information, the Company validates the understanding of assumptions and inputs used in security pricing and determines the proper classification in the hierarchy based on that understanding.

***Interest Rate Swaps.*** Fair values of the Company's interest rate swaps were estimated using the terms of the swaps and publicly available market yield curves. Because the swaps were unique and not actively traded, the fair values were classified as Level 2.

***AARP Program-related Investments.*** AARP Program-related investments consist of debt and equity securities held to fund costs associated with the AARP Program and are priced and classified using the same methodologies as the Company's other securities.

***Senior Unsecured Notes.*** The fair values of the senior unsecured notes are estimated based on third-party quoted market prices for the same or similar issues.

***AARP Program-related Other Liabilities.*** AARP Program-related other liabilities consist of liabilities that represent the amount of net investment gains and losses related to AARP Program-related investments that accrue to the benefit of the AARP policyholders.

A reconciliation of the beginning and ending balances of assets measured at fair value on a recurring basis using Level 3 inputs is as follows:

| | December 31, 2011 | | | December 31, 2010 | | | December 31, 2009 | | |
|---|---|---|---|---|---|---|---|---|---|
| *(in millions)* | Debt Securities | Equity Securities | Total | Debt Securities | Equity Securities | Total | Debt Securities | Equity Securities | Total |
| Balance at beginning of period | $ 141 | $ 208 | $ 349 | $ 120 | $ 312 | $ 432 | $ 62 | $ 304 | $ 366 |
| Purchases | 92 | 35 | 127 | 43 | 45 | 88 | 76 | 25 | 101 |
| Sales | — | (17) | (17) | (4) | (167) | (171) | — | (3) | (3) |
| Settlements | (25) | (7) | (32) | (20) | — | (20) | (12) | — | (12) |
| Net unrealized (losses) gains in accumulated other comprehensive income | — | (4) | (4) | — | 9 | 9 | — | 7 | 7 |
| Net realized (losses) gains in investment and other income | — | (6) | (6) | 2 | 9 | 11 | (6) | (21) | (27) |
| Balance at end of period | $ 208 | $ 209 | $ 417 | $ 141 | $ 208 | $ 349 | $ 120 | $ 312 | $ 432 |

Non-financial assets and liabilities or financial assets and liabilities that are measured at fair value on a nonrecurring basis are subject to fair value adjustments only in certain circumstances, such as when the Company records an impairment. There were no significant fair value adjustments for these assets and liabilities recorded during the years ended December 31, 2011, 2010 and 2009.

## 5. PROPERTY, EQUIPMENT AND CAPITALIZED SOFTWARE

A summary of property, equipment and capitalized software is as follows:

| *(in millions)* | December 31, 2011 | December 31, 2010 |
|---|---|---|
| Land and improvements | $ 45 | $ 38 |
| Buildings and improvements | 1,052 | 764 |
| Computer equipment | 1,345 | 1,418 |
| Furniture and fixtures | 274 | 224 |
| Less accumulated depreciation | (1,424) | (1,417) |
| Property and equipment, net | 1,292 | 1,027 |
| Capitalized software | 2,239 | 2,535 |
| Less accumulated amortization | (1,016) | (1,362) |
| Capitalized software, net | 1,223 | 1,173 |
| Total property, equipment and capitalized software, net | $ 2,515 | $ 2,200 |

Depreciation expense for property and equipment for 2011, 2010 and 2009 was $386 million, $398 million and $436 million, respectively. Amortization expense for capitalized software for 2011, 2010 and 2009 was $377 million, $349 million and $314 million, respectively.

## 6. GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in the carrying amount of goodwill, by reportable segment, were as follows:

| *(in millions)* | UnitedHealthcare | OptumHealth | OptumInsight | OptumRx | Consolidated |
|---|---|---|---|---|---|
| Balance at January 1, 2010 (a) | $ 17,851 | $ 573 | $ 1,463 | $ 840 | $ 20,727 |
| Acquisitions | — | 187 | 2,022 | — | 2,209 |
| Impairments | — | — | (172) | — | (172) |
| Adjustments, net | (14) | — | (5) | — | (19) |
| Balance at December 31, 2010 | 17,837 | 760 | 3,308 | 840 | 22,745 |
| Acquisitions | 101 | 1,353 | — | — | 1,454 |
| Dispositions | (2) | — | (214) | — | (216) |
| Adjustments, net | (4) | — | (4) | — | (8) |
| Balance at December 31, 2011 | $ 17,932 | $ 2,113 | $ 3,090 | $ 840 | $ 23,975 |

(a)Prior period reportable segment financial information has been recast to conform to the 2011 presentation as discussed in Note 2 of Notes to the Consolidated Financial Statements.

In 2010, there was a decline in the economic environment and competitive landscape for the clinical trial support businesses within one of the OptumInsight reporting units. These businesses experienced unexpected declines in new business authorizations from historical levels including continued delays in and lengthening of the selling cycle. During this time the Company began evaluating strategic options with respect to the clinical trial support businesses. In December 2010, as part of the annual goodwill impairment analysis, the Company considered the aforementioned market conditions and operating results as well as indications of interest the Company began to receive on the clinical trial support businesses as the fair value of the reporting unit was evaluated. As a result of that analysis, the Company determined that the implied fair value of the reporting unit was less than its carrying value and an impairment charge of $172 million was recorded. The implied fair value of the reporting unit was determined by a combination of valuation techniques, including discounting future expected cash flows and expected sale proceeds. The Company sold a significant portion of this reporting unit in 2011 resulting in a reduction of goodwill upon disposal.

The gross carrying value, accumulated amortization and net carrying value of other intangible assets were as follows:

| | December 31, 2011 | | | December 31, 2010 | | |
|---|---|---|---|---|---|---|
| *(in millions)* | Gross Carrying Value | Accumulated Amortization | Net Carrying Value | Gross Carrying Value | Accumulated Amortization | Net Carrying Value |
| Customer-related | $ 3,766 | $ (1,310) | $ 2,456 | $ 3,623 | $ (1,038) | $ 2,585 |
| Trademarks and technology | 368 | (98) | 270 | 505 | (246) | 259 |
| Other | 112 | (43) | 69 | 132 | (66) | 66 |
| Total | $ 4,246 | $ (1,451) | $ 2,795 | $ 4,260 | $ (1,350) | $ 2,910 |

The acquisition date fair values and weighted-average useful lives assigned to finite-lived intangible assets acquired in business combinations consisted of the following by year of acquisition:

| | 2011 | | 2010 | |
|---|---|---|---|---|
| *(in millions, except years)* | Fair Value | Weighted-Average Useful Life | Fair Value | Weighted-Average Useful Life |
| Customer-related | $ 187 | 9 years | $ 786 | 14 years |
| Trademarks and technology | 49 | 5 years | 94 | 8 years |
| Other | 5 | 15 years | 14 | 9 years |
| Total acquired finite-lived intangible assets | $ 241 | 9 years | $ 894 | 13 years |

Estimated full year amortization expense relating to intangible assets for each of the next five years is as follows:

| *(in millions)* | Estimated Amortization Expense |
|---|---|
| 2012 | $ 361 |
| 2013 | 328 |
| 2014 | 316 |
| 2015 | 299 |
| 2016 | 277 |

Amortization expense relating to intangible assets for 2011, 2010 and 2009 was $361 million, $317 million and $241 million, respectively.

## 7. MEDICAL COSTS AND MEDICAL COSTS PAYABLE

For the year ended December 31, 2011, there was $720 million of net favorable medical cost development related to prior fiscal years. The favorable development in 2011 was primarily driven by continued improvements in claims submission timeliness, which results in higher completion factors, and lower than expected health system utilization levels.

For the year ended December 31, 2010, there was $800 million of net favorable medical cost development related to prior fiscal years. The favorable development in 2010 was primarily driven by lower than expected health system utilization levels; more efficient claims handling and processing, which results in higher completion factors; a reduction in reserves needed for disputed claims from care providers; and favorable resolution of certain state-based assessments.

No factor (e.g., medical trends/utilization, completion factors) was individually material to the $310 million of net favorable medical cost development for the year ended December 31, 2009.

The following table shows the components of the change in medical costs payable for the years ended December 31:

| *(in millions)* | 2011 | 2010 | 2009 |
|---|---|---|---|
| Medical costs payable, beginning of period | $ 9,220 | $ 9,362 | $ 8,664 |
| Acquisitions | 155 | — | 252 |
| Reported medical costs: | | | |
| Current year | 75,052 | 69,641 | 65,599 |
| Prior years | (720) | (800) | (310) |
| Total reported medical costs | 74,332 | 68,841 | 65,289 |
| Claim payments: | | | |
| Payments for current year | (65,763) | (60,949) | (57,109) |
| Payments for prior year | (8,145) | (8,034) | (7,734) |
| Total claim payments | (73,908) | (68,983) | (64,843) |
| Medical costs payable, end of period | $ 9,799 | $ 9,220 | $ 9,362 |

## 8. COMMERCIAL PAPER AND LONG-TERM DEBT

Commercial paper and long-term debt consisted of the following:

| | December 31, 2011 | | | December 31, 2010 | | |
|---|---|---|---|---|---|---|
| *(in millions)* | Par Value | Carrying Value | Fair Value | Par Value | Carrying Value | Fair Value |
| Commercial paper | $ — | $ — | $ — | $ 930 | $ 930 | $ 930 |
| Senior unsecured floating-rate notes due February 2011 | — | — | — | 250 | 250 | 250 |
| 5.3% senior unsecured notes due March 2011 | — | — | — | 705 | 712 | 711 |
| 5.5% senior unsecured notes due November 2012 | 352 | 363 | 366 | 352 | 372 | 377 |
| 4.9% senior unsecured notes due February 2013 | 534 | 540 | 556 | 534 | 541 | 568 |
| 4.9% senior unsecured notes due April 2013 | 409 | 421 | 427 | 409 | 425 | 437 |
| 4.8% senior unsecured notes due February 2014 | 172 | 184 | 185 | 172 | 186 | 184 |
| 5.0% senior unsecured notes due August 2014 | 389 | 423 | 424 | 389 | 425 | 423 |
| 4.9% senior unsecured notes due March 2015 | 416 | 458 | 460 | 416 | 456 | 444 |
| 5.4% senior unsecured notes due March 2016 | 601 | 678 | 689 | 601 | 666 | 661 |
| 1.9% senior unsecured notes due November 2016 | 400 | 397 | 400 | — | — | — |
| 5.4% senior unsecured notes due November 2016 | 95 | 95 | 110 | 95 | 95 | 105 |
| 6.0% senior unsecured notes due June 2017 | 441 | 499 | 518 | 441 | 484 | 491 |
| 6.0% senior unsecured notes due November 2017 | 156 | 173 | 183 | 156 | 167 | 174 |
| 6.0% senior unsecured notes due February 2018 | 1,100 | 1,123 | 1,308 | 1,100 | 1,065 | 1,249 |
| 3.9% senior unsecured notes due October 2020 | 450 | 442 | 478 | 450 | 413 | 429 |
| 4.7% senior unsecured notes due February 2021 | 400 | 419 | 450 | — | — | — |
| 3.4% senior unsecured notes due November 2021 | 500 | 497 | 517 | — | — | — |
| Zero coupon senior unsecured notes due November 2022 | 1,095 | 619 | 696 | 1,095 | 588 | 677 |
| 5.8% senior unsecured notes due March 2036 | 850 | 844 | 1,017 | 850 | 844 | 862 |
| 6.5% senior unsecured notes due June 2037 | 500 | 495 | 636 | 500 | 495 | 552 |
| 6.6% senior unsecured notes due November 2037 | 650 | 645 | 834 | 650 | 645 | 729 |
| 6.9% senior unsecured notes due February 2038 | 1,100 | 1,084 | 1,475 | 1,100 | 1,085 | 1,281 |
| 5.7% senior unsecured notes due October 2040 | 300 | 298 | 359 | 300 | 298 | 299 |
| 6.0% senior unsecured notes due February 2041 | 350 | 348 | 430 | — | — | — |
| 4.6% senior unsecured notes due November 2041 | 600 | 593 | 631 | — | — | — |
| Total commercial paper and long-term debt | $11,860 | $11,638 | $13,149 | $ 11,495 | $11,142 | $ 11,833 |

Maturities of long-term debt for the years ending December 31 are as follows:

| *(in millions)* | Maturities of Long-Term Debt |
|---|---|
| 2012 (a) | $ 982 |
| 2013 | 961 |
| 2014 | 607 |
| 2015 | 458 |
| 2016 | 1,170 |
| Thereafter | 7,460 |

(a) The $1,095 million par, zero coupon senior unsecured notes due November 2022 have been included in current maturities of long-term debt in the Consolidated Balance Sheets as of December 31, 2011 and 2010 due to a current note holder option to "put" the note to the Company which began on November 15, 2010, and recurs each November 15 thereafter until 2022 (except 2014), at accreted value.

***Commercial Paper and Bank Credit Facility***

Commercial paper consists of short-duration, senior unsecured debt privately placed on a discount basis through broker-dealers.

In December 2011, the Company amended and renewed its five-year revolving bank credit facility with 21 banks, which will mature in December 2016. The amendment included increasing the capacity to $3.0 billion. This facility supports the Company's commercial paper program and is available for general corporate purposes. There were no amounts outstanding under this facility as of December 31, 2011. The interest rate on borrowings is variable based on term and amount and is calculated based on the London Interbank Offered Rate (LIBOR) plus a credit spread based on the Company's senior unsecured credit ratings. As of December 31, 2011, the annual interest rate on this facility, had it been drawn, would have ranged from 1.2% to 1.7%.

***Debt Covenants***

The Company's bank credit facility contains various covenants including requiring the Company to maintain a debt-to-total-capital ratio, calculated as debt divided by the sum of debt and shareholders' equity, below 50%. The Company was in compliance with its debt covenants as of December 31, 2011.

***Interest Rate Swap Contracts***

During 2010, the Company entered into interest rate swap contracts to convert a portion of its interest rate exposure from fixed to floating rates. The interest rate swap contracts were benchmarked to LIBOR and were utilized to more closely align interest expense with interest income received on the Company's cash equivalent and investment balances. The swaps were designated as fair value hedges on fixed-rate debt issues maturing between November 2012 through March 2016 and June 2017 through October 2020. Since the specific terms and notional amounts of the swaps matched those of the debt being hedged, they were assumed to be highly effective hedges and all changes in fair value of the swaps were recorded on the Consolidated Balance Sheets with no net impact recorded in the Consolidated Statements of Operations.

The following table provides a summary of the effect of changes in fair value of fair value hedges, prior to their termination, on the Company's Consolidated Statements of Operations:

| | December 31, | |
|---|---|---|
| *(in millions)* | 2011 | 2010 |
| Hedge gain recognized in interest expense | $ 190 | $ (58) |
| Hedged item loss recognized in interest expense | (190) | 58 |
| Net impact on the Company's Consolidated Statements of Operations | $ — | $ — |

In the second half of 2011, the Company terminated all of its interest rate swap fair value hedges ($5.4 billion notional amount). As of the swap contracts' termination dates, the aggregate favorable adjustments to the carrying value of the Company's debt of $132 million is being amortized as a reduction to interest expense over the remaining lives of the underlying debt obligations, which had in total a weighted-average life of 4.1 years. For the year ended December 31, 2011, the net impact of the gain amortization was not material. The purpose of the interest rate swap terminations was to lock-in the impact of low market floating interest rates and reduce the effective interest rate on hedged long-term debt.

## 9. INCOME TAXES

The components of the provision for income taxes for the years ended December 31 are as follows:

| *(in millions)* | 2011 | 2010 | 2009 |
|---|---|---|---|
| Current Provision: | | | |
| Federal | $ 2,608 | $ 2,524 | $ 1,924 |
| State and local | 150 | 180 | 78 |
| Total current provision | 2,758 | 2,704 | 2,002 |
| Deferred provision | 59 | 45 | (16) |
| Total provision for income taxes | $ 2,817 | $ 2,749 | $ 1,986 |

The reconciliation of the tax provision at the U.S. Federal Statutory Rate to the provision for income taxes for the years ended December 31 is as follows:

| *(in millions, except percentages)* | 2011 | | 2010 | | 2009 | |
|---|---|---|---|---|---|---|
| Tax provision at the U.S. federal statutory rate | $ 2,785 | 35.0% | $ 2,584 | 35.0% | $ 2,033 | 35.0% |
| State income taxes, net of federal benefit | 136 | 1.7 | 129 | 1.7 | 66 | 1.1 |
| Settlement of state exams, net of federal benefit | (29) | (0.4) | (3) | — | (40) | (0.7) |
| Tax-exempt investment income | (63) | (0.8) | (65) | (0.9) | (70) | (1.2) |
| Non-deductible compensation | 10 | 0.1 | 64 | 0.9 | — | — |
| Other, net | (22) | (0.2) | 40 | 0.5 | (3) | — |
| Provision for income taxes | $ 2,817 | 35.4% | $ 2,749 | 37.2% | $ 1,986 | 34.2% |

The lower effective income tax rates for 2011 and 2009 as compared to 2010 resulted from the favorable resolution of various tax matters as well as higher effective income tax rates in 2010. The 2010 effective income tax rates were at higher levels due to the cumulative implementation of changes under the Health Reform Legislation.

The components of deferred income tax assets and liabilities as of December 31 are as follows:

| *(in millions)* | 2011 | 2010 |
|---|---|---|
| Deferred income tax assets: | | |
| Share-based compensation | $ 417 | $ 385 |
| Accrued expenses and allowances | 259 | 233 |
| Net operating loss carryforwards | 247 | 285 |
| Medical costs payable and other policy liabilities | 166 | 102 |
| Long term liabilities | 155 | 147 |
| Unearned revenues | 56 | 78 |
| Unrecognized tax benefits | 44 | 62 |
| Other | 192 | 215 |
| Subtotal | 1,536 | 1,507 |
| Less: valuation allowances | (184) | (247) |
| Total deferred income tax assets | 1,352 | 1,260 |
| Deferred income tax liabilities: | | |
| Intangible assets | (1,148) | (1,104) |
| Capitalized software development | (465) | (450) |
| Net unrealized gains on investments | (275) | (161) |
| Depreciation and amortization | (256) | (140) |
| Prepaid expenses | (86) | (92) |
| Total deferred income tax liabilities | (2,230) | (1,947) |
| Net deferred income tax liabilities | $ (878) | $ (687) |

Valuation allowances are provided when it is considered more likely than not that deferred tax assets will not be realized. The valuation allowances primarily relate to future tax benefits on certain federal and state net operating loss carryforwards. Federal net operating loss carryforwards of $151 million expire beginning in 2019 through 2031, and state net operating loss carryforwards expire beginning in 2012 through 2031.

A reconciliation of the beginning and ending amount of unrecognized tax benefits as of December 31 is as follows:

| *(in millions)* | 2011 | 2010 | 2009 |
|---|---|---|---|
| Gross unrecognized tax benefits, beginning of period | $ 220 | $ 220 | $ 340 |
| Gross increases: | | | |
| Current year tax positions | 11 | 13 | 10 |
| Prior year tax positions | 10 | 30 | 11 |
| Gross decreases: | | | |
| Prior year tax positions | (34) | — | (62) |
| Settlements | (25) | — | (61) |
| Statute of limitations lapses | (53) | (43) | (18) |
| Gross unrecognized tax benefits, end of period | $ 129 | $ 220 | $ 220 |

The Company classifies interest and penalties associated with uncertain income tax positions as income taxes within its Consolidated Financial Statements. During the year ended December 31, 2011, the Company recognized a tax benefit of $12 million generated from the net reduction in interest and penalties accrued. During the year ended December 31, 2010, the Company recognized $15 million of interest expense and penalties. During the year ended December 31, 2009, the Company recognized a tax benefit of $7 million generated from the net reduction in interest accrued. The Company had $41 million and $63 million of accrued interest and penalties for uncertain tax positions as of December 31, 2011 and 2010, respectively. These amounts are not included in the reconciliation above. As of December 31, 2011, the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate, was $90 million.

The Company currently files income tax returns in the U.S. federal jurisdiction, various states and foreign jurisdictions. The U.S. Internal Revenue Service (IRS) has completed exams on the consolidated income tax returns for fiscal years 2010 and prior. The Company's 2011 tax year is under advance review by the IRS under its Compliance Assurance Program. With the exception of a few states, the Company is no longer subject to income tax examinations prior to 2004. The Company does not believe any adjustments that may result from these examinations will be significant.

The Company believes it is reasonably possible that its liability for unrecognized tax benefits will decrease in the next twelve months by $73 million as a result of audit settlements and the expiration of statutes of limitations in certain major jurisdictions.

## 10. SHAREHOLDERS' EQUITY

***Regulatory Capital and Dividend Restrictions***

The Company's regulated subsidiaries are subject to regulations and standards in their respective states of domicile. Most of these regulations and standards conform to those established by the National Association of Insurance Commissioners. These standards, among other things, require these subsidiaries to maintain specified levels of statutory capital, as defined by each state, and restrict the timing and amount of dividends and other distributions that may be paid to their parent companies. Except in the case of extraordinary dividends, these standards generally permit dividends to be paid from statutory unassigned surplus of the regulated subsidiary and are limited based on the regulated subsidiary's level of statutory net income and statutory capital and surplus. These dividends are referred to as "ordinary dividends" and generally can be paid without prior regulatory approval. If the dividend, together with other dividends paid within the preceding twelve months, exceeds a specified statutory limit or is paid from sources other than earned surplus, it is generally considered an "extraordinary dividend" and must receive prior regulatory approval.

In 2011, based on the 2010 statutory net income and statutory capital and surplus levels, the maximum amount of ordinary dividends which could be paid was $3.4 billion. For the year ended December 31, 2011, the Company's regulated subsidiaries paid their parent companies dividends of $4.5 billion, including $1.1 billion of extraordinary dividends. For the year ended December 31, 2010, the Company's regulated subsidiaries paid their parent companies dividends of $3.2 billion, including $686 million of extraordinary dividends. As of December 31, 2011, $1.6 billion of the Company's $9.4 billion of cash and cash equivalents was held by non-regulated entities.

The Company's regulated subsidiaries had estimated aggregate statutory capital and surplus of approximately $12 billion as of December 31, 2011; regulated entity statutory capital exceeded state minimum capital requirements.

OptumHealth Bank must meet minimum requirements for Tier 1 leverage capital, Tier 1 risk-based capital, and Total risk-based capital of the Federal Deposit Insurance Corporation (FDIC) to be considered "Well Capitalized" under the capital adequacy rules to which it is subject. At December 31, 2011, the Company believes that OptumHealth Bank met the FDIC requirements to be considered "Well Capitalized".

***Share Repurchase Program***

Under its Board of Directors' authorization, the Company maintains a share repurchase program. The objectives of the share repurchase program are to optimize the Company's capital structure and cost of capital, thereby improving returns to shareholders, as well as to offset the dilutive impact of share-based awards. Repurchases may be made from time to time in open market purchases or other types of transactions (including prepaid or structured share repurchase programs), subject to certain Board restrictions. In May 2011, the Board renewed the Company's share repurchase program with an authorization to repurchase up to 110 million shares of its common stock. During 2011, the Company repurchased 65 million shares at an average price of approximately $46 per share and an aggregate cost of $3.0 billion. As of December 31, 2011, the Company had Board authorization to purchase up to an additional 65 million shares of its common stock.

***Dividends***

In May 2011, the Company's Board of Directors increased the Company's cash dividend to shareholders to an annual dividend rate of $0.65 per share, paid quarterly. Since June 2010, the Company had paid a quarterly dividend of $0.125 per share. Declaration and payment of future quarterly dividends is at the discretion of the Board and may be adjusted as business needs or market conditions change. On February 8, 2012, the Company's Board of Directors approved a quarterly dividend of $0.1625 per share.

The following table provides details of the Company's dividend payments:

| Payment Date | Amount per Share | Total Amount Paid *(in millions)* |
|---|---|---|
| 2009 | $ 0.0300 | $ 36 |
| 2010 | 0.4050 | 449 |
| 2011 | 0.6125 | 651 |

## 11. SHARE-BASED COMPENSATION

In May 2011, the Company's shareholders approved the 2011 Stock Incentive Plan (Plan). The Plan is intended to attract and retain employees and non-employee directors, offer them incentives to put forth maximum efforts for the success of the Company's business and afford them an opportunity to acquire a proprietary interest in the Company. The Plan allows the Company to grant stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards or other stock-based awards to eligible employees and non-employee directors. The Plan incorporates the following plans adopted by the Company: 2002 Stock and Incentive Plan, 1991 Stock and Incentive Plan, 1998 Broad-Based Stock Incentive Plan and Non-employee Director Stock Option Plan. All outstanding stock options, restricted stock and other awards issued under the prior plans will remain subject to the terms and conditions of the plans under which they were issued.

As of December 31, 2011, the Company had 50 million shares available for future grants of share-based awards under its share-based compensation plan, including, but not limited to, incentive or non-qualified stock options, SARs and up to 23 million of awards in restricted shares. The Company's outstanding share-based awards consist mainly of non-qualified stock options, SARs and restricted shares.

### *Stock Options and SARs*

Stock options and SARs vest ratably over four to six years and may be exercised up to 10 years from the date of grant. Stock option and SAR activity for the year ended December 31, 2011 is summarized in the table below:

| | Shares | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Life | Aggregate Intrinsic Value |
|---|---|---|---|---|
| | *(in millions)* | | *(in years)* | *(in millions)* |
| Outstanding at beginning of period | 112 | $ 40 | | |
| Granted | 1 | 44 | | |
| Exercised | (18) | 29 | | |
| Forfeited | (4) | 44 | | |
| Outstanding at end of period | 91 | 42 | 4.7 | $ 916 |
| Exercisable at end of period | 74 | 44 | 4.1 | 610 |
| Vested and expected to vest end of period | 91 | 42 | 4.7 | 905 |

To determine compensation expense related to the Company's stock options and SARs, the fair value of each award is estimated on the date of grant using a binomial option-pricing model. The principal assumptions the Company used in

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Risk free interest rate | 0.9% - 2.3% | 1.0% - 2.1% | 1.7% - 2.4% |
| Expected volatility | 44.3% - 45.1% | 45.4% - 46.2% | 41.3% - 46.8% |
| Expected dividend yield | 1.0% - 1.4% | 0.1% - 1.7% | 0.1% |
| Forfeiture rate | 5.0% | 5.0% | 5.0% |
| Expected life in years | 4.9 - 5.0 | 4.6 - 5.1 | 4.4 - 5.1 |

Risk-free interest rates are based on U.S. Treasury yields in effect at the time of grant. Expected volatilities are based on the historical volatility of the Company's common stock and the implied volatility from exchange-traded options on the Company's common stock. Expected dividend yields are based on the per share dividend declared by the Company's Board of Directors. The Company uses historical data to estimate option and SAR exercises and forfeitures within the valuation model. The expected lives of options and SARs granted represents the period of time that the awards granted are expected to be outstanding based on historical exercise patterns.

The weighted-average grant date fair value of stock options and SARs granted for 2011, 2010 and 2009 was approximately $15 per share, $13 per share and $10 per share, respectively. The total intrinsic value of stock options and SARs exercised during 2011, 2010 and 2009 was $327 million, $164 million and $282 million, respectively.

***Restricted Shares***
Restricted shares vest ratably over three to four years. Compensation expense related to restricted shares is based on the share price on date of grant. Restricted share activity for the year ended December 31, 2011 is summarized in the table below:

| *(shares in millions)* | **Shares** | **Weighted-Average Grant Date Fair Value per Share** |
|---|---|---|
| Nonvested at beginning of period | 13 | $ 31 |
| Granted | 8 | 42 |
| Vested | (3) | 32 |
| Forfeitures | (1) | 35 |
| Nonvested at end of period | 17 | 36 |

The weighted-average grant date fair value of restricted shares granted during 2011, 2010 and 2009 was approximately $42 per share, $32 per share and $29 per share, respectively. The total fair value of restricted shares vested during 2011, 2010 and 2009 was $113 million, $99 million and $56 million, respectively.

***Employee Stock Purchase Plan***
The Company's Employee Stock Purchase Plan (ESPP) is intended to enhance employee commitment to the goals of the Company, by providing a means of achieving stock ownership at advantageous terms to eligible employees of the Company. Eligible employees are allowed to purchase the Company's stock at a discounted price, which is 85% of the lower market price of the Company's common stock at the beginning or at the end of the six-month purchase period. During 2011, 2010 and 2009, 3 million shares, 4 million shares and 4 million shares of common stock, respectively, were purchased under the ESPP. The compensation expense is included in the compensation expense amounts recognized and discussed below. As of December 31, 2011, there were 22 million shares of common stock available for issuance under the ESPP.

***Share-Based Compensation Recognition***
The Company recognizes compensation expense for share-based awards, including stock options, SARs and restricted shares, on a straight-line basis over the related service period (generally the vesting period) of the award, or to an employee's eligible retirement date under the award agreement, if earlier. For 2011, 2010 and 2009 the Company recognized compensation expense related to its share-based compensation plans of $401 million ($260 million net of tax effects), $326 million ($278 million net of tax effects) and $334 million ($220 million net of tax effects), respectively. Share-based compensation expense is recognized in Operating Costs in the Company's Consolidated Statements of Operations. As of December 31, 2011, there was $387 million of total unrecognized compensation cost related to share awards that is expected to be recognized over a weighted-average period of 1.0 year. For 2011, 2010 and 2009 the income tax benefit realized from share-based award exercises was $170 million, $78 million and $94 million, respectively.

***Other Employee Benefit Plans***
The Company also offers a 401(k) plan for all employees. Compensation expense related to this plan was not material for the years 2011, 2010 and 2009.

In addition, the Company maintains non-qualified, unfunded deferred compensation plans, which allow certain members of senior management and executives to defer portions of their salary or bonus and receive certain Company contributions on such deferrals, subject to plan limitations. The deferrals are recorded within Long-Term Investments with an approximately equal amount in Other Liabilities in the Consolidated Balance Sheets. The total deferrals are distributable based upon termination of employment or other periods, as elected under each plan and were $281 million and $258 million as of December 31, 2011 and 2010, respectively.

**12. COMMITMENTS AND CONTINGENCIES**
The Company leases facilities and equipment under long-term operating leases that are non-cancelable and expire on various dates through 2028. Rent expense under all operating leases for 2011, 2010 and 2009 was $295 million, $297 million and $303 million, respectively.

As of December 31, 2011, future minimum annual lease payments, net of sublease income, under all non-cancelable operating leases were as follows:

| *(in millions)* | **Future Minimum Lease Payments** |
|---|---|
| 2012 | $ 279 |
| 2013 | 243 |
| 2014 | 212 |
| 2015 | 174 |
| 2016 | 129 |
| Thereafter | 564 |

The Company provides guarantees related to its performance under certain contracts. If standards are not met, the Company may be financially at risk up to a stated percentage of the contracted fee or a stated dollar amount. Amounts accrued for performance guarantees were not material as of December 31, 2011 and 2010.

As of December 31, 2011, the Company has outstanding, undrawn letters of credit with financial institutions of $72 million and surety bonds outstanding with insurance companies of $316 million, primarily to bond contractual performance.

**LEGAL MATTERS**
Because of the nature of its businesses, the Company is frequently made party to a variety of legal actions and regulatory inquiries, including class actions and suits brought by members, providers, customers and regulators, relating to the Company's management and administration of health benefit plans. These matters include medical malpractice, employment, intellectual property, antitrust, privacy and contract claims, and claims related to health care benefits coverage and other business practices.

The Company records liabilities for its estimates of probable costs resulting from these matters where appropriate. Estimates of probable costs resulting from legal and regulatory matters involving the Company are inherently difficult to predict, particularly where the matters: involve indeterminate claims for monetary damages or may involve fines, penalties or punitive damages; present novel legal theories or represent a shift in regulatory policy; involve a large number of claimants or regulatory bodies; are in the early stages of the proceedings; or could result in a change in business practices. Accordingly, the Company is often unable to estimate the losses or ranges of losses for those matters where there is a reasonable possibility or it is probable that a loss may be incurred.

***Litigation Matters***

***Out-of-Network Reimbursement Litigation.*** In 2000, a group of plaintiffs including the American Medical Association filed a lawsuit against the Company asserting a variety of claims challenging the Company's determination of reimbursement amounts for non-network health care services based on the Company's use of a database previously maintained by Ingenix, Inc. (now known as OptumInsight). The parties entered into a settlement agreement in 2009 and this class action lawsuit, along with a related industry-wide investigation by the New York Attorney General, is now resolved. The Company remains a party to a number of other lawsuits challenging the determination of out of network reimbursement amounts based on use of the same database, including putative class actions and multidistrict litigation brought on behalf of members of Aetna and WellPoint. The Company was dismissed as a party from a similar lawsuit involving Cigna and its members. These suits allege, among other things, that the database licensed to these companies by Ingenix was flawed and that Ingenix conspired with these companies to underpay their members' claims and seek unspecified damages and treble damages, injunctive and declaratory relief, interest, costs and attorneys fees. The Company is vigorously defending these suits. The Company cannot reasonably estimate the range of loss, if any, that may result from these matters due to the procedural status of the cases, motions to dismiss that are pending in several of the cases, the absence of class certification in any of the cases, the lack of a formal demand on the Company by the plaintiffs, and the involvement of other insurance companies as defendants.

***California Claims Processing Matter.*** In 2007, the California Department of Insurance (CDI) examined the Company's PacifiCare health insurance plan in California. The examination findings related to the timeliness and accuracy of claims processing, interest payments, provider contract implementation, provider dispute resolution and other related matters. On January 25, 2008, the CDI issued an Order to Show Cause to PacifiCare Life and Health Insurance Company, a subsidiary of the Company, alleging violations of certain insurance statutes and regulations in connection with the CDI's examination findings. On June 3, 2009, the Company filed a Notice of Defense to the Order to Show Cause denying all material allegations and asserting certain defenses. The matter has been the subject of an administrative hearing before a California administrative law judge since December 2009. CDI amended its Order to Show Cause three times in 2010 to allege a total of 992,936 violations, the large majority of which relate to an alleged failure to include certain language in standard claims correspondence during a four month period in 2007. Although we believe that CDI has never issued an aggregate penalty in excess of $8 million, CDI has previously alleged in press reports and releases that the Company could theoretically be subject to penalties of up to $10,000 per violation. In October 2011, CDI stated that it is seeking an average penalty of approximately $326 per alleged violation. CDI has since reduced the number of alleged violations to 919,574 but has indicated that it is still seeking an aggregate penalty of approximately $325 million. The Company is vigorously defending against the claims in this matter and believes that the penalty requested by CDI is excessive and without merit. After the administrative law judge issues a ruling at the conclusion of the administrative proceeding, expected sometime in 2012, the California Insurance Commissioner may accept, reject or modify the administrative law judge's ruling, issue his own decision, and impose a fine or penalty. The Commissioner's decision is subject to challenge in court. The Company cannot reasonably estimate the range of loss, if any, that may result from this matter given the procedural status of the dispute, the novel legal issues presented (including the legal basis for the majority of the alleged violations), the inherent difficulty in predicting regulatory fines and penalties, and the various remedies and levels of judicial review available to the Company in the event a fine or penalty is assessed.

***Government Regulation***

The Company's business is regulated at federal, state, local and international levels. The laws and rules governing the Company's business and interpretations of those laws and rules are subject to frequent change. Broad latitude is given to the agencies administering those regulations. Further, the Company must obtain and maintain regulatory approvals to market and sell many of its products.

The Company has been and is currently involved in various governmental investigations, audits and reviews. These include routine, regular and special investigations, audits and reviews by CMS, state insurance and health and welfare departments, state attorneys general, the Office of Inspector General (OIG), the Office of Personnel Management, the Office of Civil Rights, the Federal Trade Commission, U.S. Congressional committees, the U.S. Department of Justice, U.S. Attorneys, the SEC, the IRS, the U.S. Department of Labor, the Federal Deposit Insurance Corporation and other governmental authorities. For example, in the fourth quarter of 2011, CMS conducted an audit of the Company's Medicare Advantage and Part D business. The Company is in the process of responding to preliminary findings. Other examples of audits include the risk adjustment data validation (RADV) audits discussed below and a review by the U.S. Department of Labor of the Company's administration of applicable customer employee benefit plans with respect to the Employee Retirement Income Security Act of 1974, as amended (ERISA) compliance.

Government actions can result in assessment of damages, civil or criminal fines or penalties, or other sanctions, including loss of licensure or exclusion from participation in government programs and could have a material adverse effect on the Company's results of operations, financial position and cash flows.

***Risk Adjustment Data Validation Audits.*** CMS adjusts capitation payments to Medicare Advantage plans and Medicare Part D plans according to the predicted health status of each beneficiary as supported by data from health care providers as well as, for Medicare Part D plans only, based on comparing costs predicted in the Company's annual bids to actual prescription drug costs. The Company collects claim and encounter data from providers, who the Company generally relies on to appropriately code their claim submissions and document their medical records. CMS then determines the risk score and payment amount for each enrolled member based on the health care data submitted and member demographic information.

In 2008, CMS announced that it would perform RADV audits of selected Medicare Advantage health plans each year to validate the coding practices of and supporting documentation maintained by health care providers. These audits involve a review of medical records maintained by providers and may result in retrospective adjustments to payments made to health plans. Certain of the Company's health plans have been selected for audit. These audits are focused on medical records supporting risk adjustment data for 2006 that were used to determine 2007 payment amounts. Although these audits are ongoing, the Company does not believe they will have a material impact on the Company's results of operations, financial position or cash flows.

In December 2010, CMS published for public comment a new proposed RADV audit and payment adjustment methodology. The proposed methodology contains provisions allowing retroactive contract level payment adjustments for the year audited using an extrapolation of the "error rate" identified in audit samples. The Company has submitted comments to CMS regarding concerns the Company has with CMS' proposed methodology. These concerns include, among others, the fact that the proposed methodology does not take into account the "error rate" in the original Medicare fee-for-service data that was used to develop the risk adjustment system. Additionally, payments received from CMS, as well as benefits offered and premiums charged to members, are based on actuarially certified bids that did not include any assumption of retroactive audit payment adjustments. The Company believes that applying retroactive audit and payment adjustments after CMS acceptance of bids undermines the actuarial soundness of the bids. On February 3, 2011, CMS notified the Company that CMS was evaluating all comments received on the proposed methodology and that it anticipated making changes to the draft, based on input CMS had received. As of the date of this filing, CMS has not published the revised methodology. Depending on the methodology utilized, potential payment adjustments could have a material adverse effect on the Company's results of operations, financial position and cash flows.

The Office of Inspector General for HHS has audited our risk adjustment data for two local plans and has initially communicated its findings. While the Company does not believe OIG has governing authority to directly impose payment adjustments for risk adjustment audits of Medicare health plans operated under the regulatory authority of CMS, the OIG can recommend to CMS a proposed payment adjustment, and the Company is unable to predict the outcome of this audit process.

***Guaranty Fund Assessments.*** Under state guaranty assessment laws, certain insurance companies (and health maintenance organizations in some states), including those issuing health (which includes long-term care), life and accident insurance policies, doing business in those states can be assessed (up to prescribed limits) for certain obligations to the policyholders and claimants of insolvent insurance companies that write the same line or lines of business. Assessments are generally based on premiums in the state compared to the premiums of other insurers, and could be spread out over a period of years. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets.

The Pennsylvania Insurance Commissioner has placed Penn Treaty Network America Insurance Company and its subsidiary (Penn Treaty), neither of which is affiliated with the Company, in rehabilitation, an intermediate action before insolvency, and has petitioned a state court for liquidation. If Penn Treaty is liquidated, the Company's insurance entities and other insurers may be required to pay a portion of Penn Treaty's policyholder claims through guaranty association assessments in future periods. The Company has estimated a potential assessment of $250 million to $350 million related to this matter, and the Company would accrue the assessment in operating costs if and when the state court renders such a decision. The timing, actual amount and impact, if any, of any guaranty fund assessments will depend on several factors, including if and when the court declares Penn Treaty insolvent, the amount of the insolvency, the availability and amount of any potential offsets, such as an offset of any premium taxes otherwise payable by the Company, and the impact of any such assessments on potential premium rebate payments under the Health Reform Legislation.

**13. SEGMENT FINANCIAL INFORMATION**

Factors used in determining the Company's reportable segments include the nature of operating activities, economic characteristics, existence of separate senior management teams and the type of information presented to the Company's chief operating decision-maker to evaluate its results of operations. Reportable segments with similar economic characteristics are combined.

The following is a description of the types of products and services from which each of the Company's reportable segments derives its revenues:

- *UnitedHealthcare* includes the combined results of operations of UnitedHealthcare Employer & Individual, UnitedHealthcare Medicare & Retirement and UnitedHealthcare Community & State because they have similar economic characteristics, products and services, customers, distribution methods and operational processes and operate in a similar regulatory environment. These businesses also share significant common assets, including a contracted network of physicians, health care professionals, hospitals and other facilities, information technology infrastructure and other resources. UnitedHealthcare Employer & Individual offers a comprehensive array of consumer-oriented health benefit plans and services for large national employers, public sector employers, mid-sized employers, small businesses and individuals nationwide. UnitedHealthcare Medicare & Retirement provides health and well-being services to individuals age 50 and older, addressing their unique needs for preventive and acute health care services as well as services dealing with chronic disease and other specialized issues for older individuals. UnitedHealthcare Community & State provides health plans and care programs to beneficiaries of acute and long-term care Medicaid plans, the Children's Health Insurance Program (CHIP), Special Needs Plans and other federal and state health care programs.
- *OptumHealth* serves the physical, emotional and financial needs of individuals, enabling consumer health management and collaborative care delivery through programs offered by employers, payers, government entities and directly with the care delivery system. OptumHealth offers personalized health management services, decision support services, access to networks of care provider specialists, well-being solutions, behavioral health management solutions, financial services and clinical services.
- *OptumInsight* is a health information, technology, services and consulting company providing software and information products, advisory consulting services, and business process outsourcing to participants in the health care industry. Hospitals, physicians, commercial health plans, government agencies, life sciences companies and other organizations that comprise the health care system work with OptumInsight to reduce costs, meet compliance mandates, improve clinical performance and adapt to the changing health system landscape.
- *OptumRx* offers a multitude of pharmacy benefit management services including providing prescribed medications, patient support and clinical programs. OptumRx also provides claims processing, retail network contracting, rebate contracting and management and clinical programs, such as step therapy, formulary management and disease/drug therapy management programs to achieve a low-cost, high-quality pharmacy benefit.

The Company's accounting policies for reportable segment operations are consistent with those described in the Summary of Significant Accounting Policies (see Note 2 of Notes to the Consolidated Financial Statements). Transactions between reportable segments principally consist of sales of pharmacy benefit products and services to UnitedHealthcare customers by OptumRx, certain product offerings sold to UnitedHealthcare customers by OptumHealth, and medical benefits cost, quality and utilization data and predictive modeling sold to UnitedHealthcare by OptumInsight. These transactions are recorded at management's estimate of fair value. Intersegment transactions are eliminated in consolidation. Assets and liabilities that are jointly used are assigned to each reportable segment using estimates of pro-rata usage. Cash and investments are assigned such that each reportable segment has at least minimum specified levels of regulatory capital or working capital for non-regulated businesses. Substantially all of the Company's assets are held and operations are conducted in the United States.

As a percentage of the Company's total consolidated revenues, premium revenues from CMS were 28% for the year ended December 31, 2011 and 27% for both the years ended December 31, 2010 and 2009, most of which were generated by UnitedHealthcare Medicare & Retirement and included in the UnitedHealthcare segment.

Prior period reportable segment financial information has been recast to conform to the 2011 presentation as discussed in Note 2 of Notes to the Consolidated Financial Statements. Corporate and intersegment eliminations are presented to reconcile the reportable segment results to the consolidated results. The following table presents reportable segment financial information:

| (in millions) | UnitedHealthcare | Optum: OptumHealth | Optum: OptumInsight | Optum: OptumRx | Optum: Total Optum | Corporate and Intersegment Eliminations | Consolidated |
|---|---|---|---|---|---|---|---|
| **2011** | | | | | | | |
| Revenues - external customers: | | | | | | | |
| Premiums | $ 90,487 | $ 1,496 | $ — | $ — | $ 1,496 | $ — | $ 91,983 |
| Services | 4,291 | 628 | 1,616 | 78 | 2,322 | — | 6,613 |
| Products | — | 24 | 96 | 2,492 | 2,612 | — | 2,612 |
| Total revenues - external customers | 94,778 | 2,148 | 1,712 | 2,570 | 6,430 | — | 101,208 |
| Total revenues - intersegment | — | 4,461 | 958 | 16,708 | 22,127 | (22,127) | — |
| Investment and other income | 558 | 95 | 1 | — | 96 | — | 654 |
| Total revenues | $ 95,336 | $ 6,704 | $ 2,671 | $ 19,278 | $ 28,653 | $ (22,127) | $101,862 |
| Earnings from operations | $ 7,203 | $ 423 | $ 381 | $ 457 | $ 1,261 | $ — | $ 8,464 |
| Interest expense | — | — | — | — | — | (505) | (505) |
| Earnings before income taxes | $ 7,203 | $ 423 | $ 381 | $ 457 | $ 1,261 | $ (505) | $ 7,959 |
| Total Assets | $ 52,618 | $ 6,756 | $ 5,308 | $ 3,503 | $ 15,567 | $ (296) | $ 67,889 |
| Purchases of property, equipment and capitalized software | $ 635 | $ 168 | $ 175 | $ 89 | $ 432 | $ — | $ 1,067 |
| Depreciation and amortization | $ 680 | $ 154 | $ 195 | $ 95 | $ 444 | $ — | $ 1,124 |
| **2010** | | | | | | | |
| Revenues - external customers: | | | | | | | |
| Premiums | $ 84,158 | $ 1,247 | $ — | $ — | $ 1,247 | $ — | $ 85,405 |
| Services | 4,021 | 331 | 1,403 | 64 | 1,798 | — | 5,819 |
| Products | — | 19 | 93 | 2,210 | 2,322 | — | 2,322 |
| Total revenues - external customers | 88,179 | 1,597 | 1,496 | 2,274 | 5,367 | — | 93,546 |
| Total revenues - intersegment | — | 2,912 | 845 | 14,449 | 18,206 | (18,206) | — |
| Investment and other income | 551 | 56 | 1 | 1 | 58 | — | 609 |
| Total revenues | $ 88,730 | $ 4,565 | $ 2,342 | $ 16,724 | $ 23,631 | $ (18,206) | $ 94,155 |
| Earnings from operations | $ 6,740 | $ 511 | $ 84 | $ 529 | $ 1,124 | $ — | $ 7,864 |
| Interest expense | — | — | — | — | — | (481) | (481) |
| Earnings before income taxes | $ 6,740 | $ 511 | $ 84 | $ 529 | $ 1,124 | $ (481) | $ 7,383 |
| Total Assets | $ 50,913 | $ 3,897 | $ 5,435 | $ 3,087 | $ 12,419 | $ (269) | $ 63,063 |
| Purchases of property, equipment and capitalized software | $ 525 | $ 117 | $ 156 | $ 80 | $ 353 | $ — | $ 878 |
| Depreciation and amortization | $ 725 | $ 100 | $ 159 | $ 80 | $ 339 | $ — | $ 1,064 |
| Goodwill impairment | $ — | $ — | $ 172 | $ — | $ 172 | $ — | $ 172 |
| **2009** | | | | | | | |
| Revenues - external customers: | | | | | | | |
| Premiums | $ 78,251 | $ 1,064 | $ — | $ — | $ 1,064 | $ — | $ 79,315 |
| Services | 3,941 | 274 | 1,042 | 49 | 1,365 | — | 5,306 |
| Products | — | 16 | 90 | 1,819 | 1,925 | — | 1,925 |
| Total revenues - external customers | 82,192 | 1,354 | 1,132 | 1,868 | 4,354 | — | 86,546 |
| Total revenues - intersegment | — | 2,805 | 691 | 12,532 | 16,028 | (16,028) | — |
| Investment and other income | 538 | 53 | — | 1 | 54 | — | 592 |
| Total revenues | $ 82,730 | $ 4,212 | $ 1,823 | $ 14,401 | $ 20,436 | $ (16,028) | $ 87,138 |
| Earnings from operations | $ 4,833 | $ 599 | $ 246 | $ 681 | $ 1,526 | $ — | $ 6,359 |
| Interest expense | — | — | — | — | — | (551) | (551) |
| Earnings before income taxes | $ 4,833 | $ 599 | $ 246 | $ 681 | $ 1,526 | $ (551) | $ 5,808 |
| Total Assets | $ 49,920 | $ 3,190 | $ 2,775 | $ 3,092 | $ 9,057 | $ 68 | $ 59,045 |
| Purchases of property, equipment and capitalized software | $ 482 | $ 71 | $ 129 | $ 57 | $ 257 | $ — | $ 739 |
| Depreciation and amortization | $ 679 | $ 105 | $ 128 | $ 79 | $ 312 | $ — | $ 991 |

**14. QUARTERLY FINANCIAL DATA (UNAUDITED)**

Selected quarterly financial information for all quarters of 2011 and 2010 is as follows:

| *(in millions, except per share data)* | For the Quarter Ended | | | |
|---|---|---|---|---|
| | March 31 | June 30 | September 30 | December 31 |
| **2011** | | | | |
| Revenues | $ 25,432 | $ 25,234 | $ 25,280 | $ 25,916 |
| Operating costs | 23,211 | 23,135 | 23,210 | 23,842 |
| Earnings from operations | 2,221 | 2,099 | 2,070 | 2,074 |
| Net earnings | 1,346 | 1,267 | 1,271 | 1,258 |
| Basic net earnings per common share | 1.24 | 1.18 | 1.19 | 1.19 |
| Diluted net earnings per common share | 1.22 | 1.16 | 1.17 | 1.17 |
| **2010** | | | | |
| Revenues | $ 23,193 | $ 23,264 | $ 23,668 | $ 24,030 |
| Operating costs | 21,177 | 21,363 | 21,523 | 22,228 |
| Earnings from operations | 2,016 | 1,901 | 2,145 | 1,802 |
| Net earnings | 1,191 | 1,123 | 1,277 | 1,043 |
| Basic net earnings per common share | 1.04 | 1.00 | 1.15 | 0.95 |
| Diluted net earnings per common share | 1.03 | 0.99 | 1.14 | 0.94 |

## ITEM 9. Changes In And Disagreements With Accountants On Accounting And Financial Disclosure

None.

## ITEM 9A. Controls And Procedures

**EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES**

We maintain disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (Exchange Act) that are designed to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms; and (ii) accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

In connection with the filing of this Form 10-K, management evaluated, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2011. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2011.

**CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING**

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

**REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING AS OF DECEMBER 31, 2011**

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control system is designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on our assessment and those criteria, we believe that, as of December 31, 2011, the Company maintained effective internal control over financial reporting.

The Company's independent registered public accounting firm has audited the Company's internal control over financial reporting as of December 31, 2011, as stated in the Report of Independent Registered Public Accounting Firm, appearing under Item 9A, which expresses an unqualified opinion on the effectiveness of the Company's internal controls over financial reporting as of December 31, 2011.

/s/ STEPHEN J. HEMSLEY

Stephen J. Hemsley
President and Chief Executive Officer

/s/ DAVID S. WICHMANN

David S. Wichmann
Executive Vice President and
Chief Financial Officer of UnitedHealth Group and President of UnitedHealth Group Operations

/s/ ERIC S. RANGEN

Eric S. Rangen
Senior Vice President and Chief Accounting Officer

February 8, 2012

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of UnitedHealth Group Incorporated and Subsidiaries:

We have audited the internal control over financial reporting of UnitedHealth Group Incorporated and Subsidiaries (the "Company") as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting as of December 31, 2011. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our reports dated February 8, 2012 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, MN
February 8, 2012

## ITEM 9B. Other Information

None.

# PART III

## ITEM 10. Directors, Executive Officers And Corporate Governance

Pursuant to General Instruction G(3) to Form 10-K and Instruction 3 to Item 401(b) of Regulation S-K, information regarding our executive officers is provided in Item 1 of Part I of this Annual Report on Form 10-K under the caption "Executive Officers of the Registrant."

The remaining information required by Items 401, 405, 406 and 407(c)(3), (d)(4) and (d)(5) of Regulation S-K will be included under the headings "Corporate Governance," "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive proxy statement for our 2012 Annual Meeting of Shareholders, and such required information is incorporated herein by reference.

## ITEM 11. Executive Compensation

The information required by Items 402, 407(e)(4) and (e)(5) of Regulation S-K will be included under the headings "Executive Compensation" and "Compensation Committee Interlocks and Insider Participation" in our definitive proxy statement for our 2012 Annual Meeting of Shareholders, and such required information is incorporated herein by reference.

## ITEM 12. Security Ownership Of Certain Beneficial Owners And Management And Related Stockholder Matters

**EQUITY COMPENSATION PLAN INFORMATION**

The following table sets forth certain information, as of December 31, 2011, concerning shares of common stock authorized for issuance under all of our equity compensation plans:

| Plan Category | (a) Number of securities to be issued upon exercise of outstanding options, warrants and rights [3] *(in millions)* | (b) Weighted-average excercise price of outstanding options, warrants and rights [3] | (c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) *(in millions)* |
|---|---|---|---|
| Equity compensation plans approved by shareholders [1] | 77 | $ 39 | 72 [4] |
| Equity compensation plans not approved by shareholders [2] | — | — | — |
| Total [2] | 77 | $ 39 | 72 |

(1) Consists of the UnitedHealth Group Incorporated 2011 Stock Incentive Plan, as amended, and the UnitedHealth Group 1993 Employee Stock Purchase Plan, as amended. Includes 0.4 million options to acquire shares of common stock that were originally issued under the United HealthCare Corporation 1998 Broad-Based Stock Incentive Plan, as amended, which was not approved by the Company's shareholders, but the shares issuable under the 1998 Broad-Based Stock Incentive Plan were subsequently included in the number of shares approved by the Company's shareholders when approving the 2011 Stock Incentive Plan.

(2) Excludes 0.3 million shares underlying stock options assumed by us in connection with our acquisition of the companies under whose plans the options originally were granted. These options have a weighted-average exercise price of $30 and an average remaining term of approximately 2.7 years. The options are administered pursuant to the terms of the plan under which the option originally was granted. No future awards will be granted under these acquired plans.

(3) Excludes stock appreciation rights (SARs) to acquire 14 million shares of common stock of the Company with exercise prices above $50.68, the closing price of a share of our common stock as reported on the NYSE on December 31, 2011.

(4) Includes 22 million shares of common stock available for future issuance under the Employee Stock Purchase Plan as of December 31, 2011, and 50 million shares available under the 2011 Stock Incentive Plan as of December 31, 2011. Shares available under the 2011 Stock Incentive Plan may become the subject of future awards in the form of stock options, SARs, restricted stock, restricted stock units, performance awards and other stock-based awards, except that only 23 million of these shares are available for future grants of awards other than stock options or SARs.

The information required by Item 403 of Regulation S-K will be included under the heading "Security Ownership of Certain Beneficial Owners and Management" in our definitive proxy statement for our 2012 Annual Meeting of Shareholders, and such required information is incorporated herein by reference.

## ITEM 13. Certain Relationships And Related Transactions, And Director Independence

The information required by Items 404 and 407(a) of Regulation S-K will be included under the headings "Certain Relationships and Transactions" and "Corporate Governance" in our definitive proxy statement for our 2012 Annual Meeting of Shareholders, and such required information is incorporated herein by reference.

## ITEM 14. Principal Accountant Fees And Services

The information required by Item 9(e) of Schedule 14A will be included under the heading "Independent Registered Public Accounting Firm" in our definitive proxy statement for our 2012 Annual Meeting of Shareholders, and such required information is incorporated herein by reference.

# PART IV

## ITEM 15. Exhibits And Financial Statement Schedules

**(A) 1. FINANCIAL STATEMENTS**

The financial statements are included under Item 8 of this report:

- Reports of Independent Registered Public Accounting Firm.
- Consolidated Balance Sheets as of December 31, 2011 and 2010.
- Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009.
- Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2011, 2010 and 2009.
- Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009.
- Notes to the Consolidated Financial Statements.

**2. FINANCIAL STATEMENT SCHEDULES**

The following financial statement schedule of the Company is included in Item 15(c):

- Schedule I - Condensed Financial Information of Registrant (Parent Company Only).

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions, are inapplicable, or the required information is included in the consolidated financial statements, and therefore have been omitted.

(b) The following exhibits are filed in response to Item 601 of Regulation S-K.

### EXHIBIT INDEX**

3.1 Third Restated Articles of Incorporation of UnitedHealth Group Incorporated (incorporated by reference to Exhibit 3.1 to UnitedHealth Group Incorporated's Current Report on Form 8-K dated May 29, 2007)

3.2 Fourth Amended and Restated Bylaws of UnitedHealth Group Incorporated (incorporated by reference to Exhibit 3.1 to UnitedHealth Group Incorporated's Current Report on Form 8-K dated October 23, 2009)

4.1 Senior Indenture, dated as of November 15, 1998, between United HealthCare Corporation and The Bank of New York (incorporated by reference to Exhibit 4.1 to UnitedHealth Group Incorporated's Registration Statement on Form S-3/A, SEC File Number 333-66013, filed on January 11, 1999)

4.2 Amendment, dated as of November 6, 2000, to Senior Indenture, dated as of November 15, 1998, between the UnitedHealth Group Incorporated and The Bank of New York (incorporated by reference to Exhibit 4.1 to UnitedHealth Group Incorporated's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001)

4.3 Instrument of Resignation, Appointment and Acceptance of Trustee, dated January 8, 2007, pursuant to the Senior Indenture, dated November 15, 1988, amended November 6, 2000, among UnitedHealth Group Incorporated, The Bank of New York and Wilmington Trust Company (incorporated by reference to Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007)

4.4 Indenture, dated as of February 4, 2008, between UnitedHealth Group Incorporated and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to UnitedHealth Group Incorporated's Registration Statement on Form S-3, SEC File Number 333-149031, filed on February 4, 2008)

*10.1 UnitedHealth Group Incorporated 2011 Stock Incentive Plan, effective May 23, 2011 (incorporated by reference to Exhibit A to UnitedHealth Group Incorporated's Definitive Proxy Statement dated April 13, 2011)

*10.2 Form of Agreement for Non-Qualified Stock Option Award to Executives under UnitedHealth Group Incorporated's 2011 Stock Incentive Plan, effective as of May 24, 2011 (incorporated by reference to Exhibit 10.2 to UnitedHealth Group Incorporated's Current Report on Form 8-K dated May 24, 2011)

*10.3 Form of Agreement for Restricted Stock Award to Executives under UnitedHealth Group Incorporated's 2011 Stock Incentive Plan, effective as of May 24, 2011 (incorporated by reference to Exhibit 10.5 to UnitedHealth Group Incorporated's Current Report on Form 8-K dated May 24, 2011)

*10.4 Form of Agreement for Restricted Stock Unit Award to Executives under UnitedHealth Group Incorporated's 2011 Stock Incentive Plan, effective as of May 24, 2011 (incorporated by reference to Exhibit 10.1 to UnitedHealth Group Incorporated's

Current Report on Form 8-K dated May 24, 2011)

*10.5 Form of Agreement for Stock Appreciation Rights Award to Executives under UnitedHealth Group Incorporated's 2011 Stock Incentive Plan, effective as of May 24, 2011 (incorporated by reference to Exhibit 10.4 to UnitedHealth Group Incorporated's Current Report on Form 8-K dated May 24, 2011)

*10.6 Form of Agreement for Performance-based Restricted Stock Unit Award to Executives under UnitedHealth Group Incorporated's 2011 Stock Incentive Plan, effective as of May 24, 2011 (incorporated by reference to Exhibit 10.3 to UnitedHealth Group Incorporated's Current Report on Form 8-K dated May 24, 2011)

*10.7 Form of Agreement for Initial Deferred Stock Unit Award to Non-Employee Directors under UnitedHealth Group Incorporated's 2011 Stock Incentive Plan, effective as of May 24, 2011 (incorporated by reference to Exhibit 10.7 to UnitedHealth Group Incorporated's Current Report on Form 8-K dated May 24, 2011)

*10.8 Form of Agreement for Deferred Stock Unit Award to Non-Employee Directors under UnitedHealth Group Incorporated's 2011 Stock Incentive Plan, effective as of May 24, 2011 (incorporated by reference to Exhibit 10.6 to UnitedHealth Group Incorporated's Current Report on Form 8-K dated May 24, 2011)

*10.9 Amended and Restated UnitedHealth Group Incorporated Executive Incentive Plan (2009 Statement), effective as of December 31, 2008 (incorporated by reference to Exhibit 10.12 to UnitedHealth Group Incorporated's Annual Report on Form 10-K for the year ended December 31, 2008)

*10.10 Amended and Restated UnitedHealth Group Incorporated 2008 Executive Incentive Plan, effective as of December 31, 2008 (incorporated by reference to Exhibit 10.13 to UnitedHealth Group Incorporated's Annual Report on Form 10-K for the year ended December 31, 2008)

*10.11 UnitedHealth Group Executive Savings Plan (2004 Statement) (incorporated by reference to Exhibit 10(e) of UnitedHealth Group Incorporated's Annual Report on Form 10-K for the year ended December 31, 2003)

*10.12 First Amendment to UnitedHealth Group Executive Savings Plan (2004 Statement) (incorporated by reference to Exhibit 10.3 to UnitedHealth Group Incorporated's Current Report on Form 8-K dated October 31, 2006)

*10.13 Second Amendment to UnitedHealth Group Executive Savings Plan (2004 Statement) (incorporated by reference to Exhibit 10.13 to UnitedHealth Group Incorporated's Annual Report on Form 10-K for the year ended December 31, 2007)

*10.14 Third Amendment to UnitedHealth Group Executive Savings Plan (2004 Statement) (incorporated by reference to Exhibit 10.17 to UnitedHealth Group Incorporated's Annual Report on Form 10-K for the year ended December 31, 2008)

*10.15 Fourth Amendment to UnitedHealth Group Executive Savings Plan (2004 Statement) (incorporated by reference to Exhibit 10.1 of UnitedHealth Group Incorporated's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010)

*10.16 Summary of Non-Management Director Compensation, effective as of July 1, 2009 (incorporated by reference to Exhibit 10.1 to UnitedHealth Group Incorporated's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009)

*10.17 UnitedHealth Group Directors' Compensation Deferral Plan (2009 Statement) (incorporated by reference to Exhibit 10.18 to UnitedHealth Group Incorporated's Annual Report on Form 10-K for the year ended December 31, 2008)

*10.18 Amendment to the UnitedHealth Group Directors' Compensation Deferral Plan, effective as of January 1, 2010 (incorporated by reference to Exhibit 10.20 to UnitedHealth Group Incorporated's Annual Report on Form 10K for the year ended December 31, 2009)

*10.19 First Amendment to UnitedHealth Group Directors' Compensation Deferral Plan (incorporated by reference to Exhibit 10.2 to UnitedHealth Group Incorporated's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010)

*10.20 Employment Agreement, dated as of November 7, 2006, between UnitedHealth Group Incorporated and Stephen J. Hemsley (incorporated by reference to Exhibit 10.1 to UnitedHealth Group Incorporated's Current Report on Form 8-K dated November 7, 2006)

*10.21 Agreement for Supplemental Executive Retirement Pay, effective April 1, 2004, between UnitedHealth Group Incorporated and Stephen J. Hemsley (incorporated by reference to Exhibit 10(b) to UnitedHealth Group Incorporated's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004)

*10.22 Amendment to Agreement for Supplemental Executive Retirement Pay, dated as of November 7, 2006, between UnitedHealth Group Incorporated and Stephen J. Hemsley (incorporated by reference to Exhibit A to Exhibit 10.1 to UnitedHealth Group Incorporated's Current Report on Form 8-K dated November 7, 2006)

*10.23 Amendment to Employment Agreement and Agreement for Supplemental Executive Retirement Pay, effective as of December 31, 2008, between United HealthCare Services, Inc. and Stephen J. Hemsley (incorporated by reference to Exhibit 10.22 to UnitedHealth Group Incorporated's Annual Report on Form 10-K for the year ended December 31, 2008)

*10.24 Letter Agreement, effective as of February 19, 2008, by and between UnitedHealth Group Incorporated and Stephen J. Hemsley (incorporated by reference to Exhibit 10.22 to UnitedHealth Group Incorporated's Annual Report on Form 10-K for the year ended December 31, 2007)

*10.25 Amendment to Employment Agreement, dated as of December 14, 2010, between UnitedHealth Group Incorporated and Stephen J. Hemsley (incorporated by reference to Exhibit 10.1 to UnitedHealth Group Incorporated's Current Report on Form 8-K dated December 15, 2010)

*10.26 Amended and Restated Employment Agreement, dated as of August 8, 2011, between United HealthCare Services, Inc. and Gail K. Boudreaux (incorporated by reference to Exhibit 10.1 to UnitedHealth Group Incorporated's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011)

*10.27 Employment Agreement, effective as of April 12, 2007, between United HealthCare Services, Inc. and Anthony Welters (incorporated by reference to Exhibit 10.28 to UnitedHealth Group Incorporated's Annual Report on Form 10-K for the year ended December 31, 2007)

*10.28 Amendment to Employment Agreement, effective as of December 31, 2008, between United HealthCare Services, Inc. and Anthony Welters (incorporated by reference to Exhibit 10.35 to UnitedHealth Group Incorporated's Annual Report on Form 10-K for the year ended December 31, 2008)

*10.29 Amended and Restated Employment Agreement, dated as of October 25, 2011, between United HealthCare Services, Inc. and Larry C. Renfro (incorporated by reference to Exhibit 10.2 to UnitedHealth Group Incorporated's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011)

*10.30 Employment Agreement, effective as of December 1, 2006, between United HealthCare Services, Inc. and David S. Wichmann (incorporated by reference to Exhibit 10.2 to UnitedHealth Group Incorporated's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008)

*10.31 Amendment to Employment Agreement, effective as of December 31, 2008, between United HealthCare Services, Inc. and David S. Wichmann (incorporated by reference to Exhibit 10.37 to UnitedHealth Group Incorporated's Annual Report on Form 10-K for the year ended December 31, 2008)

*10.32 Separation and Release Agreement, effective as of July 5, 2011, between United HealthCare Services, Inc. and George L. Mikan III (incorporated by reference to Exhibit 10.3 to UnitedHealth Group Incorporated's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011)

11.1 Statement regarding computation of per share earnings (incorporated by reference to the information contained under the heading "Net Earnings Per Common Share" in Note 2 to the Notes to Consolidated Financial Statements included under Item 8)

12.1 Ratio of Earnings to Fixed Charges

21.1 Subsidiaries of UnitedHealth Group Incorporated

23.1 Consent of Independent Registered Public Accounting Firm

24.1 Power of Attorney

31.1 Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1 Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101 The following materials from UnitedHealth Group Incorporated's Annual Report on Form 10-K for the year ended December 31, 2010, filed on February 8, 2012, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Changes in Shareholders' Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to the Consolidated Financial Statements.

* Denotes management contracts and compensation plans in which certain directors and named executive officers participate and which are being filed pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

** Pursuant to Item 601(b)(4)(iii) of Regulation S-K, copies of instruments defining the rights of certain holders of long-term debt are not filed. The Company will furnish copies thereof to the SEC upon request.

**(C) FINANCIAL STATEMENT SCHEDULE**

Schedule I - Condensed Financial Information of Registrant (Parent Company Only).

# SCHEDULE I

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Shareholders of UnitedHealth Group Incorporated and Subsidiaries:

We have audited the consolidated financial statements of UnitedHealth Group Incorporated and Subsidiaries (the "Company") as of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011, and the Company's internal control over financial reporting as of December 31, 2011, and have issued our reports thereon dated February 8, 2012; such consolidated financial statements and reports are included elsewhere in this Form 10-K. Our audits also included the consolidated financial statement schedule of the Company listed in Item 15. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, MN
February 8, 2012

# SCHEDULE I

**CONDENSED FINANCIAL INFORMATION OF REGISTRANT**
**(PARENT COMPANY ONLY)**
**UNITEDHEALTH GROUP**
**CONDENSED BALANCE SHEETS**

| *(in millions, except per share data)* | December 31, 2011 | December 31, 2010 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 1,506 | $ 916 |
| Deferred income taxes | 82 | 57 |
| Prepaid expenses and other current assets | 97 | 207 |
| Total current assets | 1,685 | 1,180 |
| Equity in net assets of subsidiaries | 38,688 | 36,246 |
| Other assets | 77 | 110 |
| **Total assets** | $ 40,450 | $ 37,536 |
| **Liabilities and shareholders' equity** | | |
| Current liabilities: | | |
| Accounts payable and accrued liabilities | $ 351 | $ 301 |
| Note payable to subsidiary | 145 | 130 |
| Commercial paper and current maturities of long-term debt | 982 | 2,480 |
| Total current liabilities | 1,478 | 2,911 |
| Long-term debt, less current maturities | 10,656 | 8,662 |
| Deferred income taxes and other liabilities | 24 | 138 |
| Total liabilities | 12,158 | 11,711 |
| Commitments and contingencies (Note 4) | | |
| Shareholders' equity: | | |
| Preferred stock, $0.001 par value -10 shares authorized; no shares issued or outstanding | — | — |
| Common stock, $0.01 par value - 3,000 shares authorized; 1,039 and 1,086 issued and outstanding | 10 | 11 |
| Retained earnings | 27,821 | 25,562 |
| Accumulated other comprehensive income (loss): | | |
| Net unrealized gains on investments, net of tax effects | 476 | 280 |
| Foreign currency translation loss | (15) | (28) |
| Total shareholders' equity | 28,292 | 25,825 |
| **Total liabilities and shareholders' equity** | $ 40,450 | $ 37,536 |

See Notes to the Condensed Financial Statements of Registrant

# SCHEDULE I

**CONDENSED FINANCIAL INFORMATION OF REGISTRANT**
**(PARENT COMPANY ONLY)**
**UNITEDHEALTH GROUP**
**CONDENSED STATEMENTS OF OPERATIONS**

| | Year Ended December 31, | | |
|---|---|---|---|
| *(in millions)* | **2011** | **2010** | **2009** |
| **Revenues:** | | | |
| Investment and other income | $ 3 | $ 2 | $ 10 |
| Total revenues | 3 | 2 | 10 |
| **Operating costs:** | | | |
| Operating costs | 25 | 54 | 5 |
| Interest expense | 451 | 433 | 509 |
| Total operating costs | 476 | 487 | 514 |
| **Loss before income taxes** | (473) | (485) | (504) |
| Benefit for income taxes | 167 | 180 | 172 |
| **Loss of parent company** | (306) | (305) | (332) |
| Equity in undistributed income of subsidiaries | 5,448 | 4,939 | 4,154 |
| **Net earnings** | $ 5,142 | $ 4,634 | $ 3,822 |

See Notes to the Condensed Financial Statements of Registrant

# SCHEDULE I

**CONDENSED FINANCIAL INFORMATION OF REGISTRANT**
**(PARENT COMPANY ONLY)**
**UNITEDHEALTH GROUP**
**CONDENSED STATEMENTS OF CASH FLOWS**

| | Year Ended December 31, | | |
|---|---|---|---|
| *(in millions)* | **2011** | **2010** | **2009** |
| **Operating activities** | | | |
| Cash flows from operating activities | $ 5,560 | $ 3,731 | $ 5,065 |
| **Investing activities** | | | |
| Capital contributions to subsidiaries | (171) | (104) | (90) |
| Cash paid for acquisitions | (2,081) | (2,470) | (1,045) |
| Cash flows used for investing activities | (2,252) | (2,574) | (1,135) |
| **Financing activities** | | | |
| Common stock repurchases | (2,994) | (2,517) | (1,801) |
| Proceeds from common stock issuance | 381 | 272 | 282 |
| Dividends paid | (651) | (449) | (36) |
| (Repayments of) proceeds from commercial paper, net | (933) | 930 | (99) |
| Proceeds from issuance of long term debt | 2,234 | 747 | — |
| Repayments of long-term debt | (955) | (1,583) | (1,350) |
| Interest rate swap termination | 132 | — | 513 |
| Proceeds from issuance of note to subsidiary | 15 | 30 | — |
| Other | 53 | 20 | (10) |
| Cash flows used for financing activities | (2,718) | (2,550) | (2,501) |
| **Increase (decrease) in cash and cash equivalents** | 590 | (1,393) | 1,429 |
| **Cash and cash equivalents, beginning of period** | 916 | 2,309 | 880 |
| **Cash and cash equivalents, end of period** | $ 1,506 | $ 916 | $ 2,309 |
| | | | |
| **Supplemental cash flow disclosures** | | | |
| Cash paid for interest | $ 418 | $ 459 | $ 485 |
| Cash paid for income taxes | $ 2,739 | $ 2,725 | $ 2,048 |

See Notes to the Condensed Financial Statements of Registrant.

# SCHEDULE I

## CONDENSED FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY ONLY) UNITEDHEALTH GROUP NOTES TO CONDENSED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

### 1. BASIS OF PRESENTATION

UnitedHealth Group's parent company financial information has been derived from its consolidated financial statements and should be read in conjunction with the consolidated financial statements included in this Form 10-K. The accounting policies for the registrant are the same as those described in the Summary of Significant Accounting Policies in Note 2 of Notes to the Consolidated Financial Statements.

### 2. SUBSIDIARY TRANSACTIONS

***Investment in Subsidiaries***. UnitedHealth Group's investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries.

***Dividends.*** Cash dividends received from subsidiaries and included in Cash Flows from Operating Activities in the Condensed Statements of Cash Flows were $5.6 billion, $4.3 billion and $5.4 billion in 2011, 2010 and 2009, respectively.

### 3. COMMERCIAL PAPER AND LONG-TERM DEBT

Further discussion of maturities of commercial paper and long-term debt can be found in Note 8 of Notes to the Consolidated Financial Statements.

### 4. COMMITMENTS AND CONTINGENCIES

For a summary of commitments and contingencies, see Note 12 of Notes to the Consolidated Financial Statements.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 8, 2012

**UNITEDHEALTH GROUP INCORPORATED**

By /s/ STEPHEN J. HEMSLEY

**Stephen J. Hemsley**
**President and Chief Executive Officer**

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ STEPHEN J. HEMSLEY<br>Stephen J. Hemsley | Director, President and Chief Executive Officer (principal executive officer) | February 8, 2012 |
| /s/ DAVID S. WICHMANN<br>David S. Wichmann | Executive Vice President and Chief Financial Officer of UnitedHealth Group and President of UnitedHealth Group Operations (principal financial officer) | February 8, 2012 |
| /s/ ERIC S. RANGEN<br>Eric S. Rangen | Senior Vice President and Chief Accounting Officer (principal accounting officer) | February 8, 2012 |
| William C. Ballard, Jr.* | Director | February 8, 2012 |
| Richard T. Burke* | Director | February 8, 2012 |
| Robert J. Darretta* | Director | February 8, 2012 |
| Michele J. Hooper* | Director | February 8, 2012 |
| Rodger A. Lawson* | Director | February 8, 2012 |
| Douglas W. Leatherdale* | Director | February 8, 2012 |
| Glenn M. Renwick* | Director | February 8, 2012 |
| Kenneth I. Shine | Director | |
| Gail R. Wilensky* | Director | February 8, 2012 |

*By /s/ RICHARD N. BAER

Richard N. Baer,
As Attorney-in-Fact

## EXHIBIT INDEX**

3.1 Third Restated Articles of Incorporation of UnitedHealth Group Incorporated (incorporated by reference to Exhibit 3.1 to UnitedHealth Group Incorporated's Current Report on Form 8-K dated May 29, 2007)

3.2 Fourth Amended and Restated Bylaws of UnitedHealth Group Incorporated (incorporated by reference to Exhibit 3.1 to UnitedHealth Group Incorporated's Current Report on Form 8-K dated October 23, 2009)

4.1 Senior Indenture, dated as of November 15, 1998, between United HealthCare Corporation and The Bank of New York (incorporated by reference to Exhibit 4.1 to UnitedHealth Group Incorporated's Registration Statement on Form S-3/A, SEC File Number 333-66013, filed on January 11, 1999)

4.2 Amendment, dated as of November 6, 2000, to Senior Indenture, dated as of November 15, 1998, between the UnitedHealth Group Incorporated and The Bank of New York (incorporated by reference to Exhibit 4.1 to UnitedHealth Group Incorporated's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001)

4.3 Instrument of Resignation, Appointment and Acceptance of Trustee, dated January 8, 2007, pursuant to the Senior Indenture, dated November 15, 1988, amended November 6, 2000, among UnitedHealth Group Incorporated, The Bank of New York and Wilmington Trust Company (incorporated by reference to Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007)

4.4 Indenture, dated as of February 4, 2008, between UnitedHealth Group Incorporated and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to UnitedHealth Group Incorporated's Registration Statement on Form S-3, SEC File Number 333-149031, filed on February 4, 2008)

*10.1 UnitedHealth Group Incorporated 2011 Stock Incentive Plan, effective May 23, 2011 (incorporated by reference to Exhibit A to UnitedHealth Group Incorporated's Definitive Proxy Statement dated April 13, 2011)

*10.2 Form of Agreement for Non-Qualified Stock Option Award to Executives under UnitedHealth Group Incorporated's 2011 Stock Incentive Plan, effective as of May 24, 2011 (incorporated by reference to Exhibit 10.2 to UnitedHealth Group Incorporated's Current Report on Form 8-K dated May 24, 2011)

*10.3 Form of Agreement for Restricted Stock Award to Executives under UnitedHealth Group Incorporated's 2011 Stock Incentive Plan, effective as of May 24, 2011 (incorporated by reference to Exhibit 10.5 to UnitedHealth Group Incorporated's Current Report on Form 8-K dated May 24, 2011)

*10.4 Form of Agreement for Restricted Stock Unit Award to Executives under UnitedHealth Group Incorporated's 2011 Stock Incentive Plan, effective as of May 24, 2011 (incorporated by reference to Exhibit 10.1 to UnitedHealth Group Incorporated's Current Report on Form 8-K dated May 24, 2011)

*10.5 Form of Agreement for Stock Appreciation Rights Award to Executives under UnitedHealth Group Incorporated's 2011 Stock Incentive Plan, effective as of May 24, 2011 (incorporated by reference to Exhibit 10.4 to UnitedHealth Group Incorporated's Current Report on Form 8-K dated May 24, 2011)

*10.6 Form of Agreement for Performance-based Restricted Stock Unit Award to Executives under UnitedHealth Group Incorporated's 2011 Stock Incentive Plan, effective as of May 24, 2011 (incorporated by reference to Exhibit 10.3 to UnitedHealth Group Incorporated's Current Report on Form 8-K dated May 24, 2011)

*10.7 Form of Agreement for Initial Deferred Stock Unit Award to Non-Employee Directors under UnitedHealth Group Incorporated's 2011 Stock Incentive Plan, effective as of May 24, 2011 (incorporated by reference to Exhibit 10.7 to UnitedHealth Group Incorporated's Current Report on Form 8-K dated May 24, 2011)

*10.8 Form of Agreement for Deferred Stock Unit Award to Non-Employee Directors under UnitedHealth Group Incorporated's 2011 Stock Incentive Plan, effective as of May 24, 2011 (incorporated by reference to Exhibit 10.6 to UnitedHealth Group Incorporated's Current Report on Form 8-K dated May 24, 2011)

*10.9 Amended and Restated UnitedHealth Group Incorporated Executive Incentive Plan (2009 Statement), effective as of December 31, 2008 (incorporated by reference to Exhibit 10.12 to UnitedHealth Group Incorporated's Annual Report on Form 10-K for the year ended December 31, 2008)

*10.10 Amended and Restated UnitedHealth Group Incorporated 2008 Executive Incentive Plan, effective as of December 31, 2008 (incorporated by reference to Exhibit 10.13 to UnitedHealth Group Incorporated's Annual Report on Form 10-K for the year ended December 31, 2008)

*10.11 UnitedHealth Group Executive Savings Plan (2004 Statement) (incorporated by reference to Exhibit 10(e) of UnitedHealth Group Incorporated's Annual Report on Form 10-K for the year ended December 31, 2003)

*10.12 First Amendment to UnitedHealth Group Executive Savings Plan (2004 Statement) (incorporated by reference to Exhibit 10.3 to UnitedHealth Group Incorporated's Current Report on Form 8-K dated October 31, 2006)

*10.13 Second Amendment to UnitedHealth Group Executive Savings Plan (2004 Statement) (incorporated by reference to Exhibit 10.13 to

UnitedHealth Group Incorporated's Annual Report on Form 10-K for the year ended December 31, 2007)

*10.14 Third Amendment to UnitedHealth Group Executive Savings Plan (2004 Statement) (incorporated by reference to Exhibit 10.17 to UnitedHealth Group Incorporated's Annual Report on Form 10-K for the year ended December 31, 2008)

*10.15 Fourth Amendment to UnitedHealth Group Executive Savings Plan (2004 Statement) (incorporated by reference to Exhibit 10.1 of UnitedHealth Group Incorporated's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010)

*10.16 Summary of Non-Management Director Compensation, effective as of July 1, 2009 (incorporated by reference to Exhibit 10.1 to UnitedHealth Group Incorporated's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009)

*10.17 UnitedHealth Group Directors' Compensation Deferral Plan (2009 Statement) (incorporated by reference to Exhibit 10.18 to UnitedHealth Group Incorporated's Annual Report on Form 10-K for the year ended December 31, 2008)

*10.18 Amendment to the UnitedHealth Group Directors' Compensation Deferral Plan, effective as of January 1, 2010 (incorporated by reference to Exhibit 10.20 to UnitedHealth Group Incorporated's Annual Report on Form 10K for the year ended December 31, 2009)

*10.19 First Amendment to UnitedHealth Group Directors' Compensation Deferral Plan (incorporated by reference to Exhibit 10.2 to UnitedHealth Group Incorporated's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010)

*10.20 Employment Agreement, dated as of November 7, 2006, between UnitedHealth Group Incorporated and Stephen J. Hemsley (incorporated by reference to Exhibit 10.1 to UnitedHealth Group Incorporated's Current Report on Form 8-K dated November 7, 2006)

*10.21 Agreement for Supplemental Executive Retirement Pay, effective April 1, 2004, between UnitedHealth Group Incorporated and Stephen J. Hemsley (incorporated by reference to Exhibit 10(b) to UnitedHealth Group Incorporated's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004)

*10.22 Amendment to Agreement for Supplemental Executive Retirement Pay, dated as of November 7, 2006, between UnitedHealth Group Incorporated and Stephen J. Hemsley (incorporated by reference to Exhibit A to Exhibit 10.1 to UnitedHealth Group Incorporated's Current Report on Form 8-K dated November 7, 2006)

*10.23 Amendment to Employment Agreement and Agreement for Supplemental Executive Retirement Pay, effective as of December 31, 2008, between United HealthCare Services, Inc. and Stephen J. Hemsley (incorporated by reference to Exhibit 10.22 to UnitedHealth Group Incorporated's Annual Report on Form 10-K for the year ended December 31, 2008)

*10.24 Letter Agreement, effective as of February 19, 2008, by and between UnitedHealth Group Incorporated and Stephen J. Hemsley (incorporated by reference to Exhibit 10.22 to UnitedHealth Group Incorporated's Annual Report on Form 10-K for the year ended December 31, 2007)

*10.25 Amendment to Employment Agreement, dated as of December 14, 2010, between UnitedHealth Group Incorporated and Stephen J. Hemsley (incorporated by reference to Exhibit 10.1 to UnitedHealth Group Incorporated's Current Report on Form 8-K dated December 15, 2010)

*10.26 Amended and Restated Employment Agreement, dated as of August 8, 2011, between United HealthCare Services, Inc. and Gail K. Boudreaux (incorporated by reference to Exhibit 10.1 to UnitedHealth Group Incorporated's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011)

*10.27 Employment Agreement, effective as of April 12, 2007, between United HealthCare Services, Inc. and Anthony Welters (incorporated by reference to Exhibit 10.28 to UnitedHealth Group Incorporated's Annual Report on Form 10-K for the year ended December 31, 2007)

*10.28 Amendment to Employment Agreement, effective as of December 31, 2008, between United HealthCare Services, Inc. and Anthony Welters (incorporated by reference to Exhibit 10.35 to UnitedHealth Group Incorporated's Annual Report on Form 10-K for the year ended December 31, 2008)

*10.29 Amended and Restated Employment Agreement, dated as of October 25, 2011, between United HealthCare Services, Inc. and Larry C. Renfro (incorporated by reference to Exhibit 10.2 to UnitedHealth Group Incorporated's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011)

*10.30 Employment Agreement, effective as of December 1, 2006, between United HealthCare Services, Inc. and David S. Wichmann (incorporated by reference to Exhibit 10.2 to UnitedHealth Group Incorporated's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008)

*10.31 Amendment to Employment Agreement, effective as of December 31, 2008, between United HealthCare Services, Inc. and David S. Wichmann (incorporated by reference to Exhibit 10.37 to UnitedHealth Group Incorporated's Annual Report on Form 10-K for the year ended December 31, 2008)

*10.32 Separation and Release Agreement, effective as of July 5, 2011, between United HealthCare Services, Inc. and George L. Mikan III (incorporated by reference to Exhibit 10.3 to UnitedHealth Group Incorporated's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011)

11.1 Statement regarding computation of per share earnings (incorporated by reference to the information contained under the heading "Net Earnings Per Common Share" in Note 2 to the Notes to Consolidated Financial Statements included under Item 8)

12.1 Ratio of Earnings to Fixed Charges

21.1 Subsidiaries of UnitedHealth Group Incorporated

23.1 Consent of Independent Registered Public Accounting Firm

24.1 Power of Attorney

31.1 Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1 Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101 The following materials from UnitedHealth Group Incorporated's Annual Report on Form 10-K for the year ended December 31, 2010, filed on February 8, 2012, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Changes in Shareholders' Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to the Consolidated Financial Statements.

* Denotes management contracts and compensation plans in which certain directors and named executive officers participate and which are being filed pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

** Pursuant to Item 601(b)(4)(iii) of Regulation S-K, copies of instruments defining the rights of certain holders of long-term debt are not filed. The Company will furnish copies thereof to the SEC upon request.

THIS PAGE INTENTIONALLY LEFT BLANK.

# Investor Information

## Market price of common stock

The following table shows the range of high and low sales prices for the company's common stock as reported by the New York Stock Exchange, where it trades under the symbol UNH. These prices do not include commissions or fees associated with purchasing or selling this security.

| 2012 | high | low |
|---|---|---|
| First Quarter | $59.43 | $49.82 |
| **2011** | | |
| First Quarter | $45.75 | $36.37 |
| Second Quarter | $52.64 | $43.30 |
| Third Quarter | $53.50 | $41.27 |
| Fourth Quarter | $51.71 | $41.32 |
| **2010** | | |
| First Quarter | $36.07 | $30.97 |
| Second Quarter | $34.00 | $27.97 |
| Third Quarter | $35.94 | $27.13 |
| Fourth Quarter | $38.06 | $33.94 |

As of January 31, 2012, the company had 15,978 shareholders of record.

## Shareholder account questions

Our transfer agent, Wells Fargo Shareowner Services, can help you with a variety of shareholder-related services, including:

- Change of address
- Lost stock certificates
- Transfer of stock to another person
- Additional administrative services

You can write to them at:
Wells Fargo Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164-0854

Or you can call our transfer agent toll free at (800) 468-9716 or locally at (651) 450-4064.

You can email our transfer agent at:
stocktransfer@wellsfargo.com

## Investor relations

You can contact UnitedHealth Group Investor Relations to order, without charge, financial documents such as the Annual Report on Form 10-K and the Annual Report to Shareholders.

You can write to us at:
Investor Relations, MN008-T930
UnitedHealth Group
P.O. Box 1459
Minneapolis, Minnesota 55440-1459

You can also obtain information about UnitedHealth Group and its businesses, including financial documents, online at www.unitedhealthgroup.com.

## Annual meeting

We invite UnitedHealth Group shareholders to attend our annual meeting, which will be held at 10 a.m. local time on June 4, 2012, at the following location:

Anthony Marlon Auditorium
UnitedHealthcare, a UnitedHealth Group company
2700 North Tenaya Way
Las Vegas, Nevada

You will need to bring appropriate proof of UnitedHealth Group share ownership and a photo ID with you to the annual meeting in order to be admitted.

## Common stock dividends

In May 2011, our Board of Directors increased our quarterly cash dividend to shareholders to $0.1625 per share. Declaration and payment of future quarterly dividends is at the discretion of the Board and may be adjusted as business needs or market conditions change. Since June 2010, our policy had been to pay a quarterly dividend of $0.125 per share.

MIX From responsible sources FSC® C022483 · 10% · PRINTED WITH SOY INK™

This annual report is printed on recycled papers certified by Bureau Veritas per FSC® (Forest Stewardship Council™) standards for Chain of Custody ensuring environmentally responsible, socially beneficial and economically viable forest management, and also uses reduced VOC (Volatile Organic Compounds) vegetable-based inks.

UNITEDHEALTH GROUP

**www.unitedhealthgroup.com**

UnitedHealth Group Center
9900 Bren Road East, Minnetonka, Minnesota 55343

ADMISSION CARD

# UNITEDHEALTH GROUP



**2012 Annual Meeting of Shareholders**
**Monday, June 4, 2012**
**10:00 AM Pacific Time**
**Anthony Marlon Auditorium**
**UnitedHealthcare, a UnitedHealth Group company**
**2700 North Tenaya Way**
**Las Vegas, Nevada 89128**

**PLEASE ADMIT** **NON-TRANSFERABLE**

*If you plan to attend the 2012 Annual Meeting of Shareholders, please write your name and address in the space provided below and present this admission card and photo identification at the registration desk.*

Name: ______________________________

Address: ______________________________

**You may vote your proxy at any time over the Internet at www.proxyvote.com or by telephone at 1-800-690-6903. Please see the reverse side of this proxy card for complete instructions on how to vote your proxy.**

**Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting:**
The Notice and Proxy Statement and Annual Report are available at www.unitedhealthgroup.com/proxymaterials.
For driving directions to the 2012 Annual Meeting, please see the information posted at www.unitedhealthgroup.com/annualmeeting.

M46837-P20921

## UNITEDHEALTH GROUP INCORPORATED
## Annual Meeting of Shareholders
## June 4, 2012 10:00 AM Pacific Time
## This proxy is solicited by the Board of Directors

By signing the proxy, you revoke all prior proxies and appoint each of Richard N. Baer and Dannette L. Smith, each individually, and with full power of substitution, to vote all shares you are entitled to vote on the matters shown on the reverse side and any other matters which may properly come before the 2012 Annual Meeting of Shareholders and all adjournments or postponements thereof. These shares of stock will be voted as you specify on the reverse side. **If no choice is specified, this proxy will be voted FOR Proposals 1, 2 and 3, and AGAINST Proposal 4, and in the discretion of the named proxies on all other matters that may properly come before the meeting. Please note: Phone and Internet voting cut-off is at 11:59 p.m. Eastern time on June 3, 2012. Proxy cards sent by mail must be received no later than May 30, 2012.**

**Cut-off date for UnitedHealth Group 401(k) Plan Participants is May 30, 2012 at 11:59 PM Eastern time to allow time for the 401(k) plan administrators to vote on your behalf.**

If you are a current or former employee of UnitedHealth Group and own shares of common stock through the UnitedHealth Group 401(k) Savings Plan, your completion and execution of this proxy card or your submission of an Internet or telephone vote will provide voting instructions to the trustee of the plan. If no direction is made, if your proxy card is not signed, or if your vote by proxy card, Internet or telephone is not received by **11:59 p.m. Eastern time on May 30, 2012,** the plan shares credited to this 401(k) account will be voted by the plan trustee in the same proportions as the proxy votes which were timely and properly submitted by other plan participants.

**Address Changes/Comments:** ______________________________

______________________________

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

**Continued and to be signed on reverse side**

UNITEDHEALTH GROUP

*9900 BREN ROAD EAST*
*MINNETONKA, MN 55343*

**VOTE BY INTERNET - www.proxyvote.com**
Use the Internet to transmit your voting instructions and for electronic delivery of information. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. Please see the reverse side of this card for specific voting cutoff information.

**VOTE BY PHONE - 1-800-690-6903**
Use any touch-tone telephone to transmit your voting instructions. Have your proxy card in hand when you call and follow the instructions. Please see the reverse side of this card for specific voting cutoff information.

**VOTE BY MAIL**
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided, or send it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

**VOTE CONFIRMATION**
You may confirm that your instructions were received and included in the final tabulation to be issued at the Annual Meeting on June 4, 2012 via the ProxyVote Confirmation link at *www.proxyvote.com* by using the information printed in the box marked by the arrow → XXXX XXXX XXXX. Vote Confirmation is available 24 hours after your vote is received beginning May 21, 2012, with the final vote tabulation remaining available through August 4, 2012.

**ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS**
If you would like to reduce the costs incurred by UnitedHealth Group in mailing proxy materials, you can consent to receive all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M46836-P20921 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

**THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.**

**UNITEDHEALTH GROUP INCORPORATED**

**The Board of Directors recommends you vote FOR the following proposals:**

1. Election of Directors

**Nominees:**

| | | For | Against | Abstain |
|---|---|---|---|---|
| 1a. | William C. Ballard, Jr. | ☐ | ☐ | ☐ |
| 1b. | Richard T. Burke | ☐ | ☐ | ☐ |
| 1c. | Robert J. Darretta | ☐ | ☐ | ☐ |
| 1d. | Stephen J. Hemsley | ☐ | ☐ | ☐ |
| 1e. | Michele J. Hooper | ☐ | ☐ | ☐ |
| 1f. | Rodger A. Lawson | ☐ | ☐ | ☐ |
| 1g. | Douglas W. Leatherdale | ☐ | ☐ | ☐ |
| 1h. | Glenn M. Renwick | ☐ | ☐ | ☐ |
| 1i. | Kenneth I. Shine, M.D. | ☐ | ☐ | ☐ |
| 1j. | Gail R. Wilensky, Ph.D. | ☐ | ☐ | ☐ |

| | | For | Against | Abstain |
|---|---|---|---|---|
| 2. | Advisory approval of the Company's executive compensation. | ☐ | ☐ | ☐ |
| 3. | Ratification of the appointment of Deloitte & Touche LLP as the independent registered public accounting firm for the Company for the year ending December 31, 2012. | ☐ | ☐ | ☐ |

**The Board of Directors recommends you vote AGAINST the following proposal:**

| | | For | Against | Abstain |
|---|---|---|---|---|
| 4. | Consideration of the shareholder proposal set forth in the proxy statement, if properly presented at the 2012 Annual Meeting of Shareholders. | ☐ | ☐ | ☐ |

**NOTE:** Such other business as may properly come before the meeting or any adjournment or postponement thereof.

For address changes and/or comments, please check this box and write them on the back where indicated. ☐

Please indicate if you plan to attend this meeting. ☐ **Yes** ☐ **No**

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

# *** Exercise Your *Right* to Vote ***

## Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on June 4, 2012.

**UNITEDHEALTH GROUP INCORPORATED**

UNITEDHEALTH GROUP®


*UNITEDHEALTH GROUP INCORPORATED*
*9900 BREN ROAD EAST*
*MINNETONKA, MN 55343*


M46838-P20921

**Meeting Information**

**Meeting Type:** Annual Meeting
**For holders as of:** April 5, 2012
**Date:** June 4, 2012 **Time:** 10:00 a.m. Pacific Time
**Location:** Anthony Marlon Auditorium
UnitedHealthcare, a UnitedHealth Group company
2700 North Tenaya Way
Las Vegas, Nevada 89128

You are receiving this communication because you hold shares in UnitedHealth Group.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at *www.proxyvote.com* or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.


**See the reverse side of this notice to obtain proxy materials and voting instructions.**

# — Before You Vote —

How to Access the Proxy Materials

**Proxy Materials Available to VIEW or RECEIVE:**

NOTICE AND PROXY STATEMENT    ANNUAL REPORT

**How to View Online:**

Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX (located on the following page) and visit: *www.proxyvote.com.*

**How to Request and Receive a PAPER or E-MAIL Copy:**

If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

1) *BY INTERNET:* www.proxyvote.com
2) *BY TELEPHONE:* 1-800-579-1639
3) *BY E-MAIL*:* sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow → XXXX XXXX XXXX (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before May 21, 2012 to facilitate timely delivery.

# — How To Vote —

Please Choose One of the Following Voting Methods

**Vote In Person:** Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

**Vote By Internet:** To vote now by Internet, go to *www.proxyvote.com.* Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX available and follow the instructions.

**Vote By Mail:** You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

**Vote Confirmation:** You may confirm that your instructions were received and included in the final tabulation to be issued at the Annual Meeting on June 4, 2012 via the ProxyVote Confirmation link at *www.proxyvote.com* by using the information that is printed in the box marked by the arrow → XXXX XXXX XXXX. Vote Confirmation is available 24 hours after your vote is received beginning May 21, 2012, with the final vote tabulation remaining available through August 4, 2012.

M46839-P20921

## Voting Items

**The Board of Directors recommends you vote FOR the following proposals:**

1. Election of Directors

**Nominees:**

1a. William C. Ballard, Jr.

1b. Richard T. Burke

1c. Robert J. Darretta

1d. Stephen J. Hemsley

1e. Michele J. Hooper

1f. Rodger A. Lawson

1g. Douglas W. Leatherdale

1h. Glenn M. Renwick

1i. Kenneth I. Shine, M.D.

1j. Gail R. Wilensky, Ph.D.

2. Advisory approval of the Company's executive compensation.

3. Ratification of the appointment of Deloitte & Touche LLP as the independent registered public accounting firm for the Company for the year ending December 31, 2012.

**The Board of Directors recommends you vote AGAINST the following proposal:**

4. Consideration of the shareholder proposal set forth in the proxy statement, if properly presented at the 2012 Annual Meeting of Shareholders.

**NOTE:** Such other business as may properly come before the meeting or any adjournment or postponement thereof.

M46840-P20921

UNITEDHEALTH GROUP®

9900 Bren Road East, Minnetonka, Minnesota 55343

April 25, 2012

Dear Shareholder:

We cordially invite you to attend our 2012 Annual Meeting of Shareholders. We will hold our meeting on Monday, June 4, 2012 at 10:00 a.m. Pacific Time at Anthony Marlon Auditorium, 2700 North Tenaya Way, Las Vegas, Nevada 89128. This is the operating site of our UnitedHealthcare plan servicing Nevada.

As a shareholder of UnitedHealth Group, you play an important role in our company by considering and taking action on the matters set forth in the attached proxy statement. We appreciate the time and attention you invest in making thoughtful decisions.

Attached you will find a notice of meeting and proxy statement that contain further information about the items upon which you will be asked to vote and the meeting itself, including:

- How to obtain admission to the meeting if you plan to attend; and
- Different methods you can use to vote your proxy, including by Internet, telephone and mail.

Every shareholder vote is important, and we encourage you to vote as promptly as possible. If you cannot attend the meeting in person, you may listen to the meeting via webcast. Instructions on how to access the live webcast are included in the proxy statement.

Sincerely,

Stephen J. Hemsley
President and Chief Executive Officer

Richard T. Burke
Chairman of the Board

# UNITEDHEALTH GROUP®

## NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS OF UNITEDHEALTH GROUP INCORPORATED:

UnitedHealth Group Incorporated (the "Company") will hold its Annual Meeting of Shareholders on Monday, June 4, 2012 at 10:00 a.m. Pacific Time at Anthony Marlon Auditorium, 2700 North Tenaya Way, Las Vegas, Nevada 89128. The purposes of the meeting are:

1. To elect the ten nominees that are set forth in the attached proxy statement to the Company's Board of Directors.
2. To cast an advisory vote to approve the Company's executive compensation.
3. To ratify the appointment of Deloitte & Touche LLP as the independent registered public accounting firm for the Company for the year ending December 31, 2012.
4. To consider the shareholder proposal set forth in this proxy statement, if properly presented at the Annual Meeting.
5. To transact other business that properly may come before the Annual Meeting or any adjournments or postponements of the meeting.

Only shareholders of record of the Company's common stock at the close of business on April 5, 2012 are entitled to receive notice of and to vote at the meeting and any adjournments or postponements of the meeting.

BY ORDER OF THE BOARD OF DIRECTORS,

Dannette L. Smith

Dannette L. Smith
Secretary to the Board of Directors

April 25, 2012

We cordially invite you to attend our Annual Meeting. We encourage you to vote by Internet or telephone, or complete, sign and return your proxy prior to the meeting even if you plan to attend the Annual Meeting. If you later choose to revoke your proxy, you may do so at any time before it is exercised at the Annual Meeting by following the procedures described under Question 13 of the "Questions and Answers about the Annual Meeting and Voting" section in the attached proxy statement.

**IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 4, 2012:**

**The Notice of Internet Availability of Proxy Materials, Notice of Annual Meeting, Proxy Statement and Annual Report are available at www.unitedhealthgroup.com/proxymaterials.**

## TABLE OF CONTENTS

## SUMMARY

This summary highlights information contained elsewhere in this proxy statement. We encourage you to review the entire proxy statement. This proxy statement and our Annual Report for the year ended December 31, 2011 are first being mailed to the Company's shareholders and made available on the Internet at *www.unitedhealthgroup.com/proxymaterials* on or about April 25, 2012.

### UnitedHealth Group

We are a diversified health and well-being company whose mission is to help people live healthier lives and enhance the performance of the health care system. We achieved strong business results in 2011, including:

- Revenues increased 8% to $101.9 billion from $94.2 billion in 2010;
- Net earnings increased 11% to $5.1 billion from $4.6 billion in 2010;
- Cash flow increased 11% to $7.0 billion as compared to $6.3 billion in 2010;
- Earnings per share increased 15% to $4.73 per share from $4.10 per share in 2010; and
- Total shareholder return was 42% compared to 2.1% for the S&P 500 generally.

Achievement of this strong financial performance was driven by our success on a broad range of initiatives that were intended to position the Company for future growth.

### Corporate Governance

UnitedHealth Group is committed to meeting high standards of ethical behavior, corporate governance and business conduct in everything we do, every day. This commitment has led us to implement the following practices:

- *Board Structure and Composition* — Our directors are elected annually by a majority vote of our shareholders. We have independent Board leadership, and all directors, other than our Chief Executive Officer ("CEO"), are independent.
- *CEO Succession Planning* — Our succession plan, which is reviewed annually, addresses both an unexpected loss of our CEO and longer-term succession.
- *Stock Ownership Guidelines* — Each of our executive officers satisfied our stock ownership guidelines as of December 31, 2011. Mr. Hemsley, our CEO, owned shares equal to 118 times his base salary as of March 1, 2012.
- *Stock Retention Policy* — We require executive officers to hold, for at least one year, 1/3 of the net shares acquired upon vesting or exercise of any equity award granted after October 2009.
- *Clawback Policy* — We may recover cash incentive compensation and equity awards from senior executives, including all of our named executive officers, in the event of fraud or misconduct resulting in a restatement of the Company's financial statements.
- *Independent Compensation Consultant* — Our Compensation and Human Resources Committee (the "Compensation Committee") uses an independent compensation consultant, which performs no consulting or other services for the Company.

- *Political Contributions Policy* — We disclose our political contributions, and the contributions of our federal and state political action committees, semi-annually and as required by law.
- *Environmental Policy* — We seek to minimize our environmental impact, and to heighten our employees' awareness of the importance of the environment.
- *Transactions in Company Securities* — Our insider trading policy prohibits short sales of shares of our common stock by all directors and employees, and discourages hedging transactions.

See the "Corporate Governance" portion of this proxy statement for further information on our governance practices.

**Enterprise-Wide Risk Oversight**

Our Board of Directors, assisted by its committees, oversees management's enterprise-wide risk management activities. Risk management activities include assessing and taking actions necessary to manage risk incurred in connection with the long-term strategic direction and operation of our business.

**Executive Compensation**

Our executive compensation program utilizes a mix of base salary, annual and long-term cash incentives, equity awards and standard benefits to attract and retain highly qualified executives and maintain a strong relationship between executive pay and Company performance. As evidenced by the results of our "say-on-pay" vote at our 2011 Annual Meeting of Shareholders, we believe that shareholders have indicated strong support for our executive compensation program.

- *Our Overall Compensation Program Principles*
  - *Pay-for-performance* — Total compensation of executive officers is generally based on achievement of enterprise-wide goals that impact shareholder value.
  - *Enhance the value of the business* — Incentive compensation is designed to favor the longer-term value of the Company and avoid excessive risk-taking in the short-term.
  - *Reward long-term growth and focus management on sustained success and shareholder value creation* — Compensation of our executive officers is weighted toward long-term awards that encourage sustained performance and positive shareholder returns.
  - *Modest benefits and limited perquisites* — We provide standard employee benefits and limited perquisites to our named executive officers.
- *Summary of Compensation Paid to Stephen Hemsley, our CEO, in 2011*
  - *Base salary* — $1.3 million, which has been at this level since 2006.
  - *Cash incentive awards* — Annual cash incentive award of $3.6 million and long-term cash incentive award of $1.3 million, which reflect the Company's strong performance against pre-set targets.
  - *Equity awards* — Performance shares with a targeted grant date value of $3.5 million and restricted stock units with a grant date fair value of $3.5 million.
  - *Company matching contributions* — $152,025 under our 401(k) and executive savings plans.

Mr. Hemsley's total compensation is well below the CEO median in the Company's peer group. Information regarding compensation paid to each of our named executive officers in 2011 is described in the "Compensation Discussion and Analysis" below.

- *Strong Governance Standards in Oversight of Executive Compensation Policies*

We endeavor to maintain strong governance standards in the oversight of our executive compensation policies and practices, including:

- No ongoing pension obligations for any of our named executive officers.
- No excise tax gross-ups and limited perks.
- Performance-based compensation arrangements that use a variety of performance measures, including performance-based equity awards.
- Double-trigger change-in-control arrangements for equity granted after 2010.
- Our 2011 Stock Incentive Plan prohibits the repricing of stock options or stock appreciation rights without shareholder approval.
- Annual advisory shareholder vote to approve the Company's executive compensation.

**Proposal 1 — Election of Directors (see pages 4-8)**

The Board has nominated ten candidates for election to our Board of Directors. Each of these candidates was elected to the Board by the vast majority of the shares voted at the 2011 Annual Meeting. **The Board recommends that shareholders vote FOR the election of each nominee.**

**Proposal 2 — Advisory Vote to Approve the Company's Executive Compensation (see pages 53-54)**

The Board is seeking an advisory vote to approve the Company's executive compensation. Before considering this proposal, please read our Compensation Discussion and Analysis, which explains the Compensation Committee's compensation decisions and how our executive compensation program aligns the interests of our executive officers with those of our shareholders. Although the vote is advisory and is not binding on the Board, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation decisions. At the 2011 Annual Meeting, more than 97% of the votes cast on this proposal were in favor of our executive compensation. **The Board recommends that shareholders vote FOR the approval of the Company's executive compensation.**

**Proposal 3 — Ratification of Independent Registered Public Accounting Firm (see page 62)**

The Audit Committee has appointed Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2012. The Board is seeking shareholder ratification of this appointment. **The Board recommends that shareholders vote FOR ratification of the selection of Deloitte & Touche LLP.**

**Proposal 4 — Shareholder Proposal (see pages 62-64)**

We have been informed that a group of shareholders intends to introduce a resolution requesting that the Board authorize the preparation of a report addressing lobbying expenditures and oversight. The Board has concluded that the proposal is not in the best interests of the Company and its shareholders. **The Board recommends that shareholders vote AGAINST the shareholder proposal.**

## PROPOSAL 1 — ELECTION OF DIRECTORS

***Director Nomination Process***

**Criteria for Nomination to the Board**

The Nominating Committee Charter, which is available on our website, provides that the Nominating and Corporate Governance Committee (the "Nominating Committee") analyzes, on an annual basis, Board member skills and attributes, and recommends to the Board of Directors appropriate individuals for nomination as Board members.

Based on the Company's strategic plan, the Nominating Committee developed a skills matrix to assist it in considering the appropriate balance of experience, skills and attributes required of a director and to be represented on the Board as a whole. The skills matrix is periodically reviewed and updated by the Nominating Committee. The Nominating Committee evaluates potential Board candidates against the skills matrix.

The skills matrix has two sections – a list of core criteria that every member of the Board should meet and a list of skills and attributes desired to be represented collectively on the Board. The skills matrix reflects the following core director criteria that should be satisfied by each director or nominee:

- Independence under the Company's Standards for Director Independence and New York Stock Exchange ("NYSE") listing requirements, subject to waiver based on the Nominating Committee's business judgment;
- Service on no more than three other public company boards;
- High integrity and ethical standards;
- Standing and reputation in the individual's field;
- Risk oversight ability with respect to the particular skills of the individual director;
- Understanding of and experience with complex public companies or like organizations; and
- Ability to work collegially and collaboratively with other directors and management.

The skills matrix reflects the following skills and attributes desired to be represented collectively on the Board as a whole:

- Corporate governance expertise;
- Financial expertise;
- Health care industry expertise;
- Direct consumer marketing expertise;
- Brand marketing/public relations expertise;
- Diversity;
- Legal expertise;
- Capital markets expertise;
- Political/health care policy expertise;
- Clinical practice; and
- Technology/business process expertise.

Our Nominating Committee strives to maintain a balance of tenure on the Board. Long-serving directors bring valuable experience with our company and familiarity with the challenges it has faced over the years, while newer directors bring fresh perspective and new ideas.

**Diversity**

UnitedHealth Group embraces and encourages a culture of diversity and inclusion. We believe that valuing diversity makes good business sense and helps to ensure our future success. Diversity is included as one of the collective attributes in our directors' skills matrix. Our Board has not adopted a formal definition of diversity.

Our Board assesses its overall effectiveness through an annual evaluation process. This evaluation includes, among other things, an assessment of the overall composition of the Board, including the diversity of its members.

**Nominating Advisory Committee**

The Board of Directors formed the Nominating Advisory Committee in 2006 to provide its Nominating Committee with additional input from shareholders and others regarding desirable characteristics of director candidates and the composition of the Board of Directors. The Nominating Committee considers, but is not bound by, input provided by the Nominating Advisory Committee. The Nominating Advisory Committee currently includes four individuals affiliated with long-term shareholders of the Company and one individual who is a member of the medical community. Members of the Nominating Advisory Committee do not receive any compensation from the Company for serving on the Nominating Advisory Committee. The Nominating Advisory Committee held one meeting in 2011. A description of the Nominating Advisory Committee can be found on the Company's website at *www.unitedhealthgroup.com*. We have included website addresses here and throughout this proxy statement for reference only. The information contained on our website is not incorporated by reference into this proxy statement.

**Process for Identifying and Evaluating Nominees**

In the case of incumbent directors, in addition to the factors listed above under "Criteria for Nomination to the Board," the Nominating Committee reviews the directors' overall performance on the Board of Directors and other relevant factors.

In considering potential candidates to the Board who are not incumbent directors, the Nominating Committee, with input from the full Board of Directors, assesses the potential candidate's qualifications and how these qualifications fit with the desired composition of the Board of Directors as a whole. The Nominating Committee considers views expressed by members of the Nominating Advisory Committee and other shareholders regarding skill sets that would be valuable for a new director to possess.

**Shareholder Recommendations for Nominees**

The Nominating Committee will consider candidates recommended by shareholders upon timely written notice to the Secretary to the Board of Directors. For the 2013 Annual Meeting, this notice must be received at our principal executive offices, directed to the Secretary to the Board of Directors, on or before December 26, 2012. The notice must include the information set forth in the Bylaws about each proposed nominee, including: (i) the name, age, business address, residence address and principal occupation or employment, (ii) the number of shares of the Company's common stock which are beneficially owned, and (iii) other information concerning the nominee as would be required in soliciting proxies for the election of that nominee. The notice must also include the information set forth in the Bylaws about the shareholder making the nomination and any associated person, including information about the direct and indirect ownership of or derivative positions in the Company's common stock and arrangements and understandings related to the proposed nomination or the voting of the Company's common stock. The notice must also include a signed consent of each nominee to serve as a director of the Company, if elected. If we do not receive a notice and the required information regarding the shareholder and any associated person by the deadline described above, the proposed nominee may be excluded from consideration by the Nominating Committee. The Nominating Committee will only evaluate shareholder-recommended candidates if those recommendations meet the requirements described in this proxy statement and our Bylaws.

### 2012 Director Nominees

Under our Articles of Incorporation and Bylaws, each member of our Board of Directors is elected annually. The Board of Directors has nominated the ten directors set forth below for election by the shareholders at the 2012 Annual Meeting. All of the nominees were elected by our shareholders at the 2011 Annual Meeting and have informed the Board that they are willing to serve as directors if elected. If any nominee should decline or become unable to serve as a director for any reason, the persons named as proxies will elect a replacement.

***The Board of Directors recommends that you vote FOR the election of each of the nominees. Proxies will be voted FOR the election of each nominee unless you specify otherwise.***

| Name | Age | Director Since |
|---|---|---|
| William C. Ballard, Jr. | 71 | 1993 |
| Richard T. Burke | 68 | 1977 |
| Robert J. Darretta | 65 | 2007 |
| Stephen J. Hemsley | 59 | 2000 |
| Michele J. Hooper | 60 | 2007 |
| Rodger A. Lawson | 65 | 2011 |
| Douglas W. Leatherdale | 75 | 1983 |
| Glenn M. Renwick | 56 | 2008 |
| Kenneth I. Shine, M.D. | 77 | 2009 |
| Gail R. Wilensky, Ph.D. | 68 | 1993 |

The director nominees, if elected, will serve until the 2013 Annual Meeting or until their successors are elected and qualified. The following is a brief biographical description of each director nominee, which includes a discussion of the skills and attributes held by each director that are reflected in the skills matrix, as described above, and that, in part, led the Board to conclude that each respective director should continue to serve as a member of the Board.

*Mr. Ballard* served as Of Counsel to Greenebaum Doll & McDonald PLLC, a law firm in Louisville, Kentucky, from June 1992 until July 2008. In 1992, Mr. Ballard retired from Humana, Inc., a company operating managed health care facilities, after serving with Humana in various roles for 22 years, including as the Chief Financial Officer and a director. Mr. Ballard has satisfied all the core director criteria set forth in the skills matrix. As a result of his past experiences, Mr. Ballard also has health care industry, legal and financial/capital markets expertise and qualifies as a financial expert under applicable Securities and Exchange Commission ("SEC") regulations. Mr. Ballard currently serves as a director of Health Care REIT, Inc.

*Mr. Burke* is Chair of the Board of UnitedHealth Group, has been a member of our Board of Directors since inception, and was Chief Executive Officer of UnitedHealthcare, Inc., our predecessor corporation, until February 1988. From 1995 until February 2001, Mr. Burke was the owner, Chief Executive Officer and Governor of the Phoenix Coyotes, a National Hockey League team. Mr. Burke has satisfied all the core director criteria set forth in the skills matrix. As a result of his past experiences, Mr. Burke also has health care industry expertise and qualifies as a financial expert under applicable SEC regulations. Mr. Burke currently serves as a director of Meritage Homes Corporation. In the past five years, he has also served as a director of First Cash Financial Services, Inc.

*Mr. Darretta* is the retired Vice Chair, Board of Directors, Chief Financial Officer and member of the Executive Committee of Johnson & Johnson, a health care products company. Mr. Darretta served as Chief Financial Officer and a member of the Executive Committee of Johnson & Johnson from 1997 to March 2007. Mr. Darretta joined Johnson & Johnson in 1968. Mr. Darretta has satisfied all the core director criteria set forth in the skills matrix. As a result of his past experiences, Mr. Darretta has corporate governance, health care industry, direct consumer markets, technology/business process and financial/capital markets expertise and qualifies as a financial expert under applicable SEC regulations. Mr. Darretta currently serves as a trustee for certain Putnam mutual funds. In the past five years, he also served as a director of Johnson & Johnson.

*Mr. Hemsley* is President and Chief Executive Officer of UnitedHealth Group and has served in that capacity since November 2006. He has been a member of the Board of Directors since February 2000. Mr. Hemsley joined the Company in 1997 as Senior Executive Vice President. He became Chief Operating Officer in 1998, was named President in 1999, and served as President and Chief Operating Officer from 1999 to November 2006. Mr. Hemsley has satisfied all the core director criteria set forth in the skills matrix except that he is not an independent director because he is our Chief Executive Officer. As a result of his past experiences, Mr. Hemsley has health care industry, financial and technology/business process expertise.

*Ms. Hooper* is President and Chief Executive Officer of The Directors' Council, a private company which she co-founded in 2003, that works with corporate boards to increase their independence, effectiveness and diversity. She was President and Chief Executive Officer of Voyager Expanded Learning, a developer and provider of learning programs and teacher training for public schools, from 1999 until 2000. Prior to that, she was President and Chief Executive Officer of Stadtlander Drug Company, Inc., a provider of disease-specific pharmaceutical care, from 1998 until Stadtlander was acquired in 1999. Ms. Hooper has satisfied all the core director criteria set forth in the skills matrix and is a nationally recognized corporate governance expert. As a result of her past experience, she also has health care industry expertise and qualifies as a financial expert under applicable SEC regulations. She currently serves as a director of AstraZeneca plc. and PPG Industries, Inc. In the past five years, she also served as a director of Warner Music Group Corp.

*Mr. Lawson* is the former President of Fidelity, the world's largest mutual fund company. Mr. Lawson served in that capacity from August 2007 to March 2010. Prior to joining Fidelity, Mr. Lawson was Vice Chairman of Prudential Financial from 2002 to 2007 where he was responsible for the International Operating Division and for Global Marketing Communications. Mr. Lawson served as Executive Vice President of Prudential from 1996 to 2002. Prior to joining Prudential, Mr. Lawson was President and Chief Executive Officer of VanEck Global from June 1994 to June 1996. Mr. Lawson was Managing Director and Partner in charge of Private Global Banking and Mutual Funds at Bankers Trust from January 1992 to April 1994. Mr. Lawson was a Managing Director and Chief Executive Officer at Fidelity Investments — Retail from May 1985 to May 1991, and President and Chief Executive Officer at Dreyfus Service Corporation and an officer of the company from May 1982 to May 1985. Mr. Lawson has satisfied all the core director criteria set forth in the skills matrix. As a result of his past experiences, Mr. Lawson has corporate governance, direct consumer marketing, brand marketing/public relations, financial/capital markets and technology/business process expertise and qualifies as a financial expert under applicable SEC regulations. We also believe that Mr. Lawson's past experience as an executive at a major institutional investor is of significant value to the Board. Mr. Lawson currently serves as a director of E*TRADE Financial Corporation.

*Mr. Leatherdale* served as the Chair and Chief Executive Officer of The St. Paul Companies, Inc. (currently known as Travelers Companies, Inc.), a property casualty insurance company, from 1990 until he retired in October 2001. Mr. Leatherdale has satisfied all the core director criteria set forth in the skills matrix. As a result of his past experiences, Mr. Leatherdale has corporate governance and financial/capital markets expertise and qualifies as a financial expert under applicable SEC regulations. In the past five years Mr. Leatherdale has also served as a director of Xcel Energy Inc.

*Mr. Renwick* is President and Chief Executive Officer of The Progressive Corporation, an auto insurance holding company. Before being named Chief Executive Officer in 2001, Mr. Renwick served as Chief Executive Officer-Insurance Operations and Business Technology Process Leader from 1998 through 2000. Prior to that, he led Progressive's Consumer Marketing group and served as President of various divisions within Progressive. Mr. Renwick joined Progressive in 1986 as Auto Product Manager for Florida. Mr. Renwick has satisfied all the core director criteria set forth in the skills matrix. As a result of his past experience, Mr. Renwick has corporate governance, health care industry, direct consumer markets, brand marketing/public relations, financial/capital markets and technology/business process expertise and qualifies as a financial expert under applicable SEC regulations. Mr. Renwick currently serves as a director of The Progressive Corporation and Fiserv, Inc.

*Dr. Shine* has served as the Executive Vice Chancellor for Health Affairs of the University of Texas System (the "UT System"), which consists of nine academic campuses and six health institutions, since November 2003. Dr. Shine also served as the interim Chancellor of the University of Texas System from May 2008 until February 2009. Prior to July 2002, Dr. Shine served as President of the Institute of Medicine at the National Academy of Sciences from 1992 until 2002. From 1993 until 2003, Dr. Shine served as a Clinical Professor of Medicine at the Georgetown University School of Medicine. From 1971 until 1992, Dr. Shine served in several positions at the University of California School of Medicine, with his final position being Dean and Provost, Medical Sciences, and he continues to hold the position of Professor of Medicine Emeritus. Dr. Shine has also served as Chair of the Council of Deans of the Association of American Medical Colleges from 1991 until 1992 and as President of the American Heart Association from 1985 until 1986. Dr. Shine has satisfied all the core director criteria set forth in the skills matrix. He also is a nationally recognized cardiologist and has health care policy and clinical practice expertise.

*Dr. Wilensky* has been a senior fellow at Project HOPE, an international health foundation, since 1993. From 2008 to 2009, Dr. Wilensky was President of the Department of Defense Health Board and chaired its sub-committee on health care delivery. From December 2006 to December 2007, Dr. Wilensky co-chaired the Department of Defense Task Force on the Future of Military Health Care. During 2007 she also served as a commissioner on the President's Commission on Care for America's Returning Wounded Warriors. From May 2001 to May 2003, she was the Co-Chair of the President's Task Force to Improve Health Care for our Nation's Veterans. From 1997 to 2001, she was also Chair of the Medicare Payment Advisory Commission. From 1992 to 1993, Dr. Wilensky served as the Deputy Assistant to President George H. W. Bush for policy development, and from 1990 to 1992, she was the Administrator of the Health Care Financing Administration (now known as the Centers for Medicare and Medicaid Services) directing the Medicaid and Medicare programs for the United States. Dr. Wilensky has satisfied all the core director criteria set forth in the skills matrix. She also is a nationally recognized health care economist and has health care policy expertise. Dr. Wilensky currently serves as a director of Quest Diagnostics Incorporated. In the past five years, she has also served as a director of Cephalon, Inc., Gentiva Health Services, Manor Care, Inc. and SRA International Inc.

## CORPORATE GOVERNANCE

### *Overview*

UnitedHealth Group is committed to high standards of corporate governance and ethical business conduct. Important documents that are reflective of this commitment include our Articles of Incorporation, Bylaws, Principles of Governance, Board of Directors Committee Charters, Standards for Director Independence, Code of Conduct: Our Principles of Ethics & Integrity, Related-Person Transactions Approval Policy, Board of Directors Communication Policy, Political Contributions Policy and Corporate Environmental Policy. You can access these documents at *www.unitedhealthgroup.com* to learn more about our corporate governance practices.

### *Corporate Governance Practices*

Some of our key corporate governance practices include:

**Board Structure and Shareholder Rights**

- All members of our Board of Directors are elected annually by our shareholders.
- Our Articles of Incorporation provide that each director must be elected by a majority vote in an uncontested election.
- We have no supermajority shareholder approval provisions.
- We have a non-executive independent Chair of the Board. If the Chair of the Board is not independent, then a Lead Independent Director will be appointed by a majority vote of the independent directors.

**Board and Board Committees Composition and Performance**

- A Nominating Advisory Committee comprised of representatives from the shareholder and medical communities provides input into the composition of our Board of Directors.
- All members of our Audit Committee are required to be financial experts as defined by the SEC.
- A non-management director may not serve on more than four public company boards of directors (including the Company).
- Our CEO may not serve on more than two public company boards of directors (including the Company).
- Our directors are required to offer their resignations upon a change in their primary careers.
- Our Board of Directors and each Board committee regularly conduct executive sessions of non-management directors. Our Chair of the Board presides over each executive session of non-management directors. Committee Chairs preside over executive sessions of their respective committees.
- Our Board of Directors and Board committees have the authority to retain independent advisors.
- Our Board of Directors and Board committees conduct performance reviews annually.
- All directors are required to complete a minimum level of director training.

### Guidelines and Board Policies

- Our Board of Directors developed our CEO succession plan with input from our CEO, and it reviews the plan annually. The CEO succession plan has two components: a succession plan that addresses emergency or unanticipated loss of our CEO and longer-term succession. Material features of this plan include identification of Board members to lead the succession process, identification and development of internal candidates and identification of external resources necessary to ensure a successful transition.
- We maintain stock ownership and retention guidelines for directors and executive officers. See "Compensation Discussion and Analysis — Elements of Our Compensation Program — Other Compensation Practices — Executive Stock Ownership Guidelines," "Director Compensation — Equity-Based Compensation" and "Director Compensation — Stock Ownership Guidelines" for further information.
- We have a related-person transactions approval policy regarding the review, approval and ratification by our Audit Committee of all related-person transactions with consideration in excess of $1. See "Certain Relationships and Transactions."
- We have a clawback policy that allows the Company to recover cash incentive compensation and equity awards from senior executives in the event of fraud or misconduct resulting in a restatement of the Company's financial statements or in the event of a senior executive's violation of a restrictive covenant. See "Compensation Discussion and Analysis — Elements of Our Compensation Program — Other Compensation Practices — Potential Impact on Compensation from Executive Misconduct/Compensation Clawbacks" below.
- We have an independent compensation consultant policy that requires the consultant engaged by the Compensation Committee to be independent of the Company or the Company will disclose the fees paid to the consultant in the Company's proxy statement.
- Our Board of Directors believes that effective Board-shareholder communication strengthens the Board of Directors' role as an active, informed and engaged fiduciary, so we have a communication policy that outlines how shareholders and other interested parties may communicate with the Board of Directors. See "Corporate Governance — Communication with the Board of Directors."
- We have a political contributions policy that is overseen by our Public Policy Strategies and Responsibility Committee (the "Public Policy Committee") and pursuant to which the political contributions of the Company and its federal and state political action committees are disclosed semi-annually.
- We have an environmental policy that outlines our focus on minimizing our impact on the environment and creating a Company culture that heightens our employees' awareness of the importance of preserving the environment and conserving energy and natural resources.

### Independent Auditors

- Our shareholders annually ratify the selection of our independent registered public accounting firm.
- The 2011 non-audit and non-audit-related fees paid to our independent registered public accounting firm were less than 10% of total fees paid to that firm by the Company in 2011.

### *Principles of Governance*

Our Articles of Incorporation and Bylaws, together with Minnesota law and NYSE and SEC rules, govern the Company. Our Principles of Governance set forth many of the practices, policies and procedures that provide the foundation of our commitment to strong corporate governance. The policies and practices covered in our Principles of Governance include shareholder rights and proxy voting; structure, composition and performance of the Board of Directors; use of an independent compensation consultant; stock ownership and retention requirements; Board of Directors operation; individual director responsibilities; and Board committees. Our Principles of Governance are reviewed at least annually by our Nominating Committee and are revised as necessary.

***Code of Conduct: Our Principles of Ethics & Integrity***

The Code of Conduct: Our Principles of Ethics & Integrity is published on the Company's website and covers our principles and policies related to business conduct, conflicts of interest, public disclosure, legal compliance, reporting and accountability, corporate opportunities, confidentiality, fair dealing and protection and proper use of Company assets. Any waiver of the Code of Conduct for the Company's executive officers, senior financial officers or directors may be made only by the Board of Directors or a committee of the Board. We will publish any amendments to the Code of Conduct and waivers of the Code of Conduct for an executive officer or director on the Company's website.

***Compliance & Ethics***

We strongly encourage employees to raise ethics and compliance concerns, including concerns about accounting, internal controls or auditing matters. We offer several channels for employees and third parties to report ethics and compliance concerns or incidents, including by phone or online, and individuals may choose to remain anonymous in jurisdictions where anonymous reporting is permissible. We prohibit retaliatory action against any individual who in good faith raises concerns or questions regarding ethics and compliance matters or reports suspected violations. We train all employees and periodically advise them regarding the means by which they may report possible ethics or compliance issues and their affirmative responsibility to report any possible issues. In our latest employee survey, 97% of employees said they knew what to do if unethical behavior or misconduct occurred in their work area.

***Director Independence***

Our Board of Directors has adopted the Company's Standards for Director Independence, which are available on the Company's website at *www.unitedhealthgroup.com.* The Standards for Director Independence requirements exceed the independence standards set by the SEC and the NYSE.

Our Board of Directors has determined that each of William C. Ballard, Jr., Richard T. Burke, Robert J. Darretta, Michele J. Hooper, Rodger A. Lawson, Douglas W. Leatherdale, Glenn M. Renwick, Kenneth I. Shine, M.D. and Gail R. Wilensky, Ph.D. is "independent" under the NYSE rules and the Company's Standards for Director Independence and that these directors have no material relationships with the Company that would prevent the directors from being considered independent. The Company's President and CEO, Stephen J. Hemsley, is not an independent director.

In determining independence, the Board of Directors considered, among other factors, all of the business relationships between the Company and our directors and nominees, their immediate family members (as defined by the NYSE) or their affiliated companies. The Board of Directors considered whether any director or any nominee was a director, partner, significant shareholder or executive officer of an organization that has a relationship with the Company, and charitable contributions that the Company or its affiliates made to organizations with which such directors or nominees are or have been associated. In particular, the Board of Directors evaluated the following relationships and determined that such relationships were in the normal course of business and did not impair the directors' exercise of independent judgment:

- Mr. Burke is an owner of Rainy Partners, LLC. Rainy Partners, LLC is a customer of the Company and paid the Company premiums for health insurance of approximately $122,000 in 2011. These premiums were determined on the same terms and conditions as premiums for our other customers.
- Dr. Shine is the Executive Vice Chancellor for Health Affairs of the UT System, which includes six health institutions. The health institutions are part of the Company's broad national network of hospitals and physicians and other care providers. In 2011, we paid the UT System approximately $115 million for medical expenses on behalf of consumers who obtain health insurance from us and approximately $560,000 for funded clinical trials, marketing and meeting expenses and tuition payments for employees, which in the aggregate amounts to approximately 1.2% of the 2011 operating revenues of the UT System. Some of our self-funded customers also paid approximately $244 million to the UT System for health care services on behalf of their employees and health plan participants. Dr. Shine is neither directly nor indirectly involved in the relationship between the UT System and the Company and the customers of the Company. Dr. Shine has no direct responsibilities for any contractual or other relationships with the Company or its competitors. The UT System has established a process pursuant to which Dr. Shine will not have access to any information that is maintained by the UT System that could be used to benefit or provide an advantage to the Company.
- Dr. Wilensky is a senior fellow of Project HOPE. In 2011, the Company made charitable contributions of approximately $700,000 to Project HOPE in support of its mission of providing lasting solutions to health problems. In addition, the Company paid Project HOPE approximately $1.3 million in fees, or less than 1% of Project HOPE's total revenues, related to a project to provide greater access to health care to underserved populations via a mobile telemedicine clinic. These fees were for services Project HOPE provides in the ordinary course of its business. The Company believes Project HOPE is uniquely qualified to support the mobile telemedicine clinic because of its success in providing similar health care services in underserved areas throughout the world. Dr. Wilensky is neither directly nor indirectly involved in this relationship.
- Relationships between the Company and organizations on which our outside directors or their immediate family members serve only as directors.

***Independent Board Leadership***

Our Board of Directors believes that having independent Board leadership is an important component of our governance structure. As such, our Bylaws require the Company to have either an independent Chair of the Board or a Lead Independent Director. The Company believes the current leadership structure delineates the separate roles of managers and directors. Whereas our CEO sets the strategic direction for the Company, working with the Board, and provides day-to-day leadership, our independent Chair of the Board leads the Board in the performance of its duties and serves as the principal liaison between the independent directors and the CEO. In recognition of these distinct differences in duties, our Principles of Governance outline the specific duties of the Chair of the Board or a Lead Independent Director, including:

- Chairing all meetings of the Board at which the Chair is present (Chair of the Board duty only);
- Working with the CEO on the scheduling of Board meetings and the preparation of agendas and materials for Board meetings;
- Coordinating the preparation of agendas and materials for executive sessions of the Board's non-management directors;
- Scheduling and leading the executive sessions of the Board's non-management directors;

- Defining the scope, quality, quantity and timeliness of the flow of information between Company management and the Board that is necessary to effectively and responsibly perform their duties;
- Leading the Board process for hiring, terminating and evaluating the performance of the Company's CEO and working with the Chair of the Compensation Committee on the process for compensating and evaluating the CEO;
- Recommending outside advisors and consultants, as necessary, who report directly to the Board on Board-related issues;
- Serving as an ex-officio member of each committee and working with the Board Committee Chairs on the performance of their designated roles and responsibilities;
- Interviewing, along with the Chair of the Nominating Committee, all Board candidates and making director candidate recommendations to the Nominating Committee;
- Assisting the Board and the Company in assuring compliance with and implementation of the Company's Principles of Governance;
- Coordinating the performance evaluations of the Board and the Board committees in conjunction with the Committee Chairs and the Nominating Committee;
- Working with the Nominating Committee on the membership of Board committees; and
- Being available for communications with shareholders, as needed.

***Risk Oversight***

**Enterprise-Wide Risk Oversight**

Our Board of Directors oversees management's enterprise-wide risk management activities. Risk management activities include assessing and taking actions necessary to manage risk incurred in connection with the long-term strategic direction and operation of our business. Each director on our Board is required to have risk oversight ability for each skill and attribute the director possesses that is reflected in the collective skills section of our director skills matrix set forth in "Election of Directors — Director Nomination Process — Criteria of Nomination to the Board" above. Collectively, our Board of Directors uses its committees to assist in its risk oversight function as follows:

- Audit Committee oversees our controls and compliance activities. The Audit Committee also oversees management's processes to identify and quantify material risks facing the Company. The enterprise risk management function, which reports to the Chief Accounting Officer, assists the Company in identifying and assessing the Company's material risks. The Company's General Auditor, who reports to the Audit Committee, assists the Company in evaluating risk management controls and methodologies. The Chief Accounting Officer and General Auditor provide periodic reports to the Audit Committee. In connection with its risk oversight role, the Audit Committee regularly meets privately with representatives from the Company's independent registered public accounting firm and the Company's Chief Financial Officer, General Auditor and Chief Legal Officer;
- Compensation Committee oversees risk associated with our compensation practices and plans;
- Nominating Committee oversees Board processes and corporate governance-related risk; and
- Public Policy Committee oversees risk associated with the Company's activities in the public policy arena, including health care reform and modernization activities, political contributions, government relations, community and charitable activities and corporate social responsibility.

Our Board of Directors maintains overall responsibility for oversight of the work of its various committees by receiving regular reports from the Committee Chairs regarding the work performed by the various committees. In addition, discussions about the Company's strategic plan, consolidated business results, capital structure, merger and acquisition related activities and other business discussed with the Board of Directors include a discussion of the risks associated with the particular item under consideration.

**Enterprise-wide Incentive Compensation Risk Assessment**

Our Compensation Committee requested that management conduct a risk-assessment of the Company's enterprise-wide compensation programs. The risk assessment reviewed both cash incentive compensation plans and individual cash incentive awards paid in 2011 for the presence of potential design elements that could incent employees to incur excessive risk, the ratio and level of incentive to fixed compensation, the amount of manager discretion, the percentage of compensation expense as compared to the business units' revenues, and the presence of other design features that serve to mitigate excessive risk taking, such as the Company's clawback policy, stock ownership guidelines, multiple performance metrics, caps on individual or aggregate payments and similar features. The Compensation Committee also receives an annual report on the Company's compliance with its equity award program controls.

After considering the results of the risk assessment, management concluded that the level of risk associated with the Company's enterprise-wide compensation programs is not reasonably likely to have a material adverse effect on the Company. The results of the risk assessment were reviewed with the Compensation Committee at its February 2012 meeting. Please see "Compensation Discussion and Analysis" for a discussion of design elements intended to mitigate excessive risk taking by our executive officers.

***Board Meetings and Annual Meeting Attendance***

Directors are expected to attend Board meetings, meetings of committees on which they serve and the Annual Meeting of Shareholders. All of our incumbent directors attended the 2011 Annual Meeting. During the year ended December 31, 2011, the Board of Directors held twelve meetings. All incumbent directors who were members of the Board of Directors in 2011 attended at least 75% of the meetings of the Board and any Board committees of which they were members.

### *Board Committees*

The Board of Directors has established four standing committees: the Audit Committee, the Compensation Committee, the Nominating Committee and the Public Policy Committee. These committees help the Board of Directors fulfill its responsibilities and assist the Board of Directors in making informed decisions. Each committee operates under a written charter, and evaluates its charter and conducts a committee performance evaluation annually.

| Director | Audit | Compensation and Human Resources | Nominating and Corporate Governance | Public Policy Strategies and Responsibility |
|---|---|---|---|---|
| William C. Ballard, Jr. | Chair | | X | |
| Richard T. Burke* | | | | |
| Robert J. Darretta | X | X | | |
| Stephen J. Hemsley | | | | |
| Michele J. Hooper | | | Chair | X |
| Rodger A. Lawson | | X | | |
| Douglas W. Leatherdale | | Chair | X | |
| Glenn M. Renwick | X | | | |
| Kenneth I. Shine, M.D. | | | | X |
| Gail R. Wilensky, Ph.D. | | | | Chair |

* Mr. Burke is the Chair of the Board and ex-officio member of each Board committee. As an ex-officio member, Mr. Burke has a standing invitation to attend each Board committee meeting, but does not count for quorum purposes or vote on committee matters.

#### Audit Committee

The Audit Committee consists of Messrs. Ballard (Chair), Darretta and Renwick, each of whom is an independent director under the NYSE listing standards and the SEC rules. The Board of Directors has determined that Messrs. Ballard, Darretta and Renwick are "audit committee financial experts" as defined by the SEC rules. The Audit Committee has responsibility for the selection and retention of the independent registered public accounting firm, and assists the Board of Directors by overseeing financial reporting and internal controls, public disclosure and compliance activities. The Audit Committee also oversees management's processes to identify and quantify material risks facing the Company. The Audit Committee operates as a direct line of communication between the Board of Directors and our independent registered public accounting firm, as well as our internal audit, compliance and legal personnel. The Audit Committee held ten meetings in 2011.

#### Compensation and Human Resources Committee

The Compensation Committee consists of Messrs. Leatherdale (Chair), Darretta and Lawson, each of whom is an independent director under the NYSE listing standards, a non-employee director under the SEC rules and an outside director under the Internal Revenue Code of 1986 (the "Internal Revenue Code"). The Compensation Committee is responsible for overseeing our policies and practices related to total compensation for executive officers, the administration of our incentive and equity-based plans and the risk associated with our compensation practices and plans. The Compensation Committee also establishes our employment arrangements with our CEO and other executive officers, conducts an annual performance review of the CEO, and reviews and monitors director compensation programs and the Company's stock ownership guidelines. The Compensation Committee held five meetings in 2011.

#### Nominating and Corporate Governance Committee

The Nominating Committee consists of Ms. Hooper (Chair) and Messrs. Ballard and Leatherdale, each of whom is an independent director under the NYSE rules. The Nominating Committee's duties include identifying and nominating individuals to be proposed as nominees for election as directors at each Annual Meeting or to fill board vacancies, conducting the Board evaluation process, evaluating the categorical standards which the Board of Directors uses to determine director independence, and monitoring and evaluating corporate governance. The Nominating Committee also oversees Board processes and corporate governance-related risk. The Nominating Committee held four meetings in 2011.

**Public Policy Strategies and Responsibility Committee**

The Public Policy Committee consists of Dr. Wilensky (Chair), Ms. Hooper and Dr. Shine. The Public Policy Committee is responsible for assisting the Board of Directors in fulfilling its responsibilities relating to the Company's public policy, health care reform and modernization activities, political contributions, government relations, community and charitable activities and corporate social responsibility. The Public Policy Committee is also responsible for overseeing the risks associated with these activities. The Public Policy Committee held four meetings in 2011.

***Communication with the Board of Directors***

The Board of Directors values the input and insights of our shareholders and other interested parties and believes that effective communication strengthens the Board of Directors' role as an active, informed and engaged fiduciary. The Board of Directors has adopted a Board of Directors Communication Policy to facilitate communication between shareholders and the Board. Under this policy, the Board of Directors has designated the Company's Secretary to the Board of Directors as its agent to receive and review communications.

The Company will not forward to the directors communications received which are of a personal nature or not related to the duties and responsibilities of the Board of Directors, including, without limitation, junk mail, mass mailings, business solicitations, routine customer service complaints, new product or service suggestions, and opinion survey polls. The Secretary to the Board of Directors will forward such complaints and suggestions received to the appropriate members of the Company's management.

Appropriate Board communications include matters relating to:

- Board succession planning process;
- CEO succession planning process;
- Executive compensation;
- Use of capital;
- Corporate governance; and
- General Board oversight, including accounting, internal controls, auditing and other related matters.

The policy, including information on how to contact the Board of Directors, may be found in the corporate governance section of the Company's website, *www.unitedhealthgroup.com.*

## EXECUTIVE COMPENSATION

***Executive Summary***

UnitedHealth Group's compensation program is designed to attract and retain highly qualified executives and to maintain a strong link between pay and the achievement of enterprise-wide goals. We emphasize and reward teamwork and collaboration among executive officers, which we believe produces Company growth and performance, optimizes the use of enterprise-wide capabilities, drives efficiencies and integrates products and services for the benefit of our customers and other stakeholders.

In January 2011, UnitedHealth Group announced the next phase in the continuing alignment of the Company's UnitedHealthcare and Optum business platforms and the resulting change in roles for a number of the Company's senior executives. These changes were designed to further position the Company as it continues to grow in the evolving health care landscape. In determining 2011 executive compensation, the Compensation Committee considered the changes in executive responsibilities resulting from this realignment and the Company's strong growth, operating performance and financial results, all of which were achieved in a challenging economic environment. Some of our key business results for 2011 were:

- Revenues increased 8% to $101.9 billion from $94.2 billion in 2010;
- Net earnings increased 11% to $5.1 billion from $4.6 billion in 2010;
- Cash flow increased 11% to $7.0 billion as compared to $6.3 billion in 2010;
- Earnings per share increased 15% to $4.73 per share from $4.10 per share in 2010; and
- Total shareholder return was 42% compared to 2.1% for the S&P 500 generally.

Achievement of this strong financial performance was driven by our success on a broad range of initiatives that were intended to position the Company for future growth.

The Compensation Committee believes that total compensation for our named executive officers, which includes our Chief Executive Officer, our current and former Chief Financial Officer and each of our three other most highly compensated executive officers, should be heavily weighted toward long-term performance-based compensation, and this was the case for 2011. The elements of compensation for our named executive officers were unchanged from 2010, and in 2011, long-term compensation represented between 65% and 80% of the total mix of compensation granted to our named executive officers.

As discussed in detail below and reflected in the summary compensation table, in 2011, the Compensation Committee determined that our CEO, Mr. Hemsley, should receive the following compensation:

- Base salary of $1.3 million, which has been at this level since 2006;
- Annual cash incentive award of $3.6 million, which represents 160% of his target opportunity and reflects the Company's performance against pre-set annual incentive plan performance targets;
- Long-term cash incentive award of $1.3 million for the 2009 — 2011 performance period, which represents maximum performance and reflects the Company's performance against pre-set 2009 — 2011 long term incentive plan performance targets;

- A performance-based restricted stock unit opportunity ("performance shares") with a targeted grant date value of $3.5 million, and restricted stock units ("RSUs") with a grant date fair value of $3.5 million; and
- Company matching contributions of $152,025 made under the Company's 401(k) and Executive Savings Plan.

The Compensation Committee believed this compensation was appropriate to recognize Mr. Hemsley's overall leadership in positioning the Company for long-term success during a period of significant change and modernization in the health care marketplace; in particular, the Committee recognized the CEO's leadership in enhancing the Company's reputation, ethical culture and tone at the top, and strategic leadership of the Company. Although Mr. Hemsley's total compensation is below the CEO median in the Company's peer group, the Compensation Committee and Mr. Hemsley agree that the total compensation awarded is sufficient to retain and motivate him.

We endeavor to maintain strong governance standards in the oversight of our executive compensation policies and practices, including the following policies and practices that were in effect during 2011:

- The Compensation Committee's independent compensation consultant, Pay Governance LLC, is retained directly by the Compensation Committee and performs no other consulting or other services for the Company.
- Stock ownership guidelines for our executive officers, each of whom satisfied the applicable ownership guidelines as of December 31, 2011.
- A stock retention policy that requires executive officers to hold, for at least one year, 1/3 of the net shares acquired upon vesting or exercise (as applicable) of any equity award granted after October 2009.
- No ongoing pension obligations (supplemental or otherwise) for any of our named executive officers.
- No excise tax gross-ups or executive-only perks such as company cars, security systems, financial planning or vacation homes are provided to our executive officers.
- A compensation clawback policy that applies to a number of senior executives, including all of our named executive officers.
- Performance-based compensation arrangements that use a variety of performance measures, including performance-based equity awards.
- Change-in-control benefits, including time-vested equity awards granted after 2010, are subject to double-trigger arrangements that require both a change in control and a qualifying employment termination.
- Our 2011 Stock Incentive Plan prohibits the repricing of stock options or stock appreciation rights without shareholder approval.
- Annual advisory shareholder vote to approve the Company's executive compensation.

***Compensation Discussion and Analysis***

**Philosophy and Objectives of our Compensation Program**

We seek to attract and retain highly qualified executives and establish a strong pay-for-performance alignment by linking senior management compensation to enterprise goals. The primary objectives of our executive compensation program are to:

- Attract, motivate and retain highly qualified executive officers.
- Align the economic interests of our executive officers with those of our shareholders.
- Reward performance that emphasizes teamwork and close collaboration among executive officers.
- Reward performance that supports the Company's values.
- Reward performance that advances our mission of helping people live healthier lives.
- Foster an entrepreneurial spirit that reflects innovative thinking and action and effective and accountable management and leverages the ingenuity of our employees.

**Compensation Program Principles**

Our Compensation Committee uses the following principles to implement our compensation philosophy and achieve our executive compensation program objectives:

- *Pay-for-performance.* A substantial portion of the total compensation of our executive officers is earned based on achievement of enterprise-wide goals that impact shareholder value.
- *Enhance the value of the business.* Incentive compensation design and performance measures encourage executive officers to favor the longer-term value of the Company and avoid excessive risk-taking in the short-term.
- *Reward long-term growth and focus management on sustained success and shareholder value creation.* Compensation of our executive officers is heavily weighted toward equity and long-term cash awards. These awards encourage sustained performance and positive shareholder returns.
- *Modest benefits and limited perquisites.* We provide standard employee benefits and limited perquisites to our named executive officers. We believe the absence of executive-only benefits or perquisites is appropriate in our culture and does not impact our ability to attract and retain such executives.

**Determination of Total Compensation**

*Role of the Compensation Committee*

The Compensation Committee oversees the Company's policies and philosophy related to total compensation for executive officers. The Compensation Committee approves the compensation for the named executive officers based on its own evaluation, input from our CEO (for all executive officers except for himself), internal pay equity considerations, the tenure and performance of each named executive officer, input from its independent consultant and market data.

In addition, in making 2011 compensation decisions, the Compensation Committee considered the results of the Company's first annual advisory vote to approve the Company's executive compensation, which was conducted at our 2011 Annual Meeting. At this meeting, more than 97% of the votes were cast in favor of the proposal. The Compensation Committee believes that this shareholder vote indicates strong support for our executive compensation program.

*The Compensation Committee's Use of an Independent Compensation Consultant*

The Compensation Committee retains a separate independent compensation consultant, Jon Weinstein at Pay Governance LLC, to advise the Compensation Committee on executive and director compensation matters, assess total compensation program levels and program elements for executive officers and evaluate competitive compensation trends. Pay Governance does not provide any other services to the Company and does not perform any work for management.

*Competitive Positioning*

The Compensation Committee believes that total compensation for named executive officers should be heavily weighted toward long-term performance-based compensation, but it does not target a specific mix of compensation between annual and long-term compensation or between equity and cash compensation.

In general, the Compensation Committee's goal is to achieve total compensation for the named executive officers as a group that falls within a range of the fiftieth to the seventy-fifth percentiles of the market if paid at target. Target total compensation of our named executive officers as a group in 2011, consisting of base salary, target annual cash incentive award, target long-term cash incentive award and the grant date fair value of equity awards (including performance shares at target), resulted in a target compensation opportunity for our executive officers as a group between the median and the seventy-fifth percentile of the market data for our primary peer group.

In 2011, the Compensation Committee requested that its independent compensation consultant review the peer group data used by the committee. The Compensation Committee chartered this review to ensure that competitive compensation data were:

- an accurate reflection of the external labor market for senior talent;
- sourced from companies whose scope of operations were generally consistent with the Company's size and complexity; and
- based on a sufficient number of companies to stand up over time to predictable changes in the external market.

The Compensation Committee determined to use market data developed from a broad industry group of premier companies. This group is developed by the independent compensation consultant based on the following selection criteria:

- top 100 publicly traded companies in terms of revenue or market cap;
- eliminate companies in industries that have unique structures that are not relevant to UnitedHealth Group, such as oil and gas, heavy manufacturing, aerospace and defense, auto manufacturing or similar industries, because the Company is unlikely to recruit from these companies;
- eliminate companies with a single line of business, so that only multi-segment companies are included; and
- add major companies located near UnitedHealth Group's significant executive locations, to consider local competitive dynamics.

The Company does not participate in the selection of the companies for inclusion in the general industry group and the Compensation Committee is not made aware of the companies in this group until the independent compensation consultant presents its benchmarking results to the committee.

The Compensation Committee also considered market data from the five largest publicly traded managed care companies with which we compete for business. However, the Compensation Committee does not utilize this group of managed care companies as a primary reference point for benchmarking compensation practices because the Company is substantially larger, more complex and more diverse than the group's component companies, and because we believe that the Company competes primarily for talent and capital with other successful large companies across a broader group of industries. The companies that were included in the 2011 peer groups are listed at the end of this Compensation Discussion and Analysis.

*Role of Management and CEO in Determining Executive Compensation*

The Compensation Committee has the responsibility to approve and monitor all compensation for our executive officers. Management recommends appropriate enterprise-wide financial and non-financial performance goals for use in incentive compensation. Our CEO assists the Compensation Committee by providing his evaluation of the performance of the executive officers that report directly to him and recommends compensation levels for these executive officers. Our CEO does not, however, make recommendations regarding his own compensation.

*Use of Tally Sheets and Wealth Accumulation Analysis*

When approving compensation decisions, the Compensation Committee reviews robust tally sheet information for each of our executive officers. These tally sheets are prepared by management and quantify the elements of each executive officer's total compensation. The tally sheets include a summary of all equity awards previously granted to each executive officer, the gain realized from past vesting or exercise of equity awards and the projected value of accumulated equity awards based upon various stock price scenarios. This is done to effectively analyze the compensation each executive officer has accumulated to date and to fully understand the amount the executive officer could accumulate in the future.

**Change in Named Executive Officer Responsibilities in 2011**

In January 2011, UnitedHealth Group announced the next phase in the continuing alignment of its UnitedHealthcare and Optum business platforms and related changes in roles for a number of the Company's senior executives, including:

- Gail K. Boudreaux assumed overall responsibility for all UnitedHealthcare health benefits businesses;
- David S. Wichmann became Chief Financial Officer while retaining his existing corporate responsibilities for leading enterprise-wide information technology and operations;
- George L. Mikan III ceased being Chief Financial Officer and assumed responsibility for the Company's Optum business platform, including OptumHealth and OptumInsight, and working with another executive officer to oversee OptumRx; and
- Larry C. Renfro and Anthony Welters joined Mr. Hemsley in the office of the Chief Executive, focused on enterprise-wide initiatives, including emerging growth and expansion opportunities, public, regulatory and governmental affairs, reputation and market image efforts, and external relationships for the Company.

These changes were designed to further position the Company as it continues to grow in the evolving health care landscape. On July 6, 2011, we announced that Mr. Renfro was named Chief Executive Officer of Optum, and that Mr. Mikan would be leaving the Company in February 2012. Additional details about the terms of Mr. Mikan's departure can be found in "Departure of George L. Mikan III" below.

## Elements of our Compensation Program

*Overview*

The compensation program for our named executive officers consists of the following elements:

| Compensation Element | Objective | Type of Compensation |
|---|---|---|
| Base salary | To provide a base level of cash compensation for executive officers | Annual cash compensation, not variable |
| Annual cash incentive awards | To encourage and reward executive officers for achieving annual corporate performance goals | Annual performance compensation, variable |
| Long-term cash incentive awards | To encourage and reward executive officers for achieving three-year corporate performance goals | Long-term performance compensation, variable |
| Equity awards | To motivate and retain executive officers and align their interests with shareholders through the use of:<br>• Performance shares to motivate sustained performance and growth and potentially assist executives in building ownership in the Company; and<br>• RSUs to retain executive officers and build stock ownership positions. | Long-term performance compensation, variable |
| Employee benefits | The smallest part of total remuneration promotes health, well-being and financial security of employees, including executive officers | Annual indirect compensation, not variable |

*Annual Compensation*

Base Salary

The Compensation Committee generally determines base salary levels for our named executive officers early in the fiscal year, with changes becoming effective during the first quarter of the fiscal year. For 2011, the Compensation Committee made no change to our CEO's base salary and increased the other named executive officers' base salaries as set forth below due to the increased scope of their responsibilities, as discussed above:

| Name | 2011 Base Salary ($) | 2010 Base Salary ($) | 2011 to 2010 Increase (%) |
|---|---|---|---|
| S. Hemsley | 1,300,000 | 1,300,000 | NA |
| D. Wichmann | 850,000 | 700,000 | 21% |
| G. Boudreaux | 850,000 | 700,000 | 21% |
| L. Renfro | 850,000 | 700,000 | 21% |
| A. Welters | 750,000 | 700,000 | 7% |
| M. Mikan | 850,000 | 700,000 | 21% |

Annual Cash Incentive Awards

*2011 Annual Incentive Plan Performance Goals*

Annual cash incentive awards may be paid if our Company meets or exceeds annual performance goals as determined by the Compensation Committee for that year. In February 2011, the Compensation Committee approved performance criteria and target performance goals for the 2011 annual cash incentive award. These performance goals are based on enterprise-wide measures because the Compensation Committee believes that the named executive officers share the responsibility to support the goals and performance of the Company as key members of the Company's leadership team. The following table sets forth these performance measures, as well as actual 2011 performance results in each of those categories:

| 2011 Performance Measure | Weight | Threshold Performance | Target Performance | Maximum Performance | Actual 2011 Performance |
|---|---|---|---|---|---|
| Revenue | 1/3 | $95.19 billion | $100.2 billion | $105.21 billion | $101.505 billion |
| Operating Income | 1/3 | $5.997 billion | $7.055 billion | $8.113 billion | $8.449 billion |
| Cash Flow | | $4.675 billion | $5.5 billion | $6.325 billion | $6.968 billion |
| Stewardship:<br>• Customer and Physician Satisfaction<br>• Employee Engagement<br>• Employee Teamwork | 1/3 | 2010 results | 2 points above threshold, except customer and physician satisfaction is 5 points above 2010 results | 2 points above 2011 target | Between 2011 target and maximum |

*Context for the 2011 Annual Cash Incentive Plan Performance Goals*

In establishing the performance measures for the 2011 annual cash incentive awards, the Compensation Committee sought to align broadly the compensation of our executive officers to key elements of the Company's 2011 business plan. Development of the Company's 2011 business plan was a robust process that involved input from all of the Company's business units and was reviewed with the Company's Board of Directors in the fourth quarter of 2010 and the first quarter of 2011. At the target level, these financial performance measures were consistent with or higher than the 2010 financial outlook presented publicly in November 2010 at the Company's annual Investor Conference.

The 2011 financial performance measures at target level represented year-over-year growth in revenues of $6.0 billion but also included an expected year-over-year decline in operating income of $809 million and an expected decline in operating cash flow of $773 million. This reflected the Company's view that there would be a continued difficult business environment in 2011, including expectations that:

- the general unemployment rate would remain in a range of 9% to 10%;
- operating earnings would be reduced by the new minimum loss ratio regulations of the Patient Protection and Affordable Care Act ("Health Care Reform Legislation") that became effective in 2011;
- there would not be development in prior year medical costs;
- there would be continued downward rate pressure in both Medicare Advantage and Medicaid payment rates received from the federal and state governments; and

- operating cash flows would be negatively impacted year-over-year as certain state premium payments were advanced from 2011 into 2010 on a one-time basis.

The 2011 non-financial target levels represented an increase over 2010 performance in all categories. These measures were viewed to be important to obtaining longer-term financial successes that might not be immediately reflected in annual financial results. The Compensation Committee was of the view that the breadth of financial and non-financial performance measures for the 2011 annual cash incentive award would motivate the executive officers to achieve results that should contribute to value creation for our shareholders on a long-term basis and avoid excessive risks. At the beginning of 2011, the Company believed that achievement of these 2011 goals required substantial performance on a broad range of initiatives contained in the 2011 business plan. These initiatives included the following:

- grow enrollment across all product categories for a total increase in UnitedHealthcare medical enrollment of approximately one million individuals;
- continue to execute our major multi-track Medicare Advantage remediation plan to compensate for ongoing reductions in funding rates from the federal government that are projected to be less than the rate of medical cost inflation;
- continue our innovation in commercial products;
- deliver ever more effective and comprehensive clinical management;
- execute on integration and alignment of the Optum companies acquired in 2010;
- execute on Optum growth initiatives; and
- further improve our consolidated operating cost ratio.

The Company made substantial progress with regard to these initiatives and, in addition, enrollment in the Company's commercial business significantly exceeded the Company's expectations. As a result, 2011 revenues, operating income, cash flows and non-financial measures were all above target levels, with several measures above maximum levels. In addition, 2011 results represented increases over 2010 results in every measure. The Company's total shareholder return was 42.0% in 2011, reflecting successful performance in an uncertain environment.

The Compensation Committee retains discretion to pay an annual incentive award that is higher or lower than the performance level achieved based on these considerations once threshold performance is achieved on any metric. The Company's 2008 Executive Incentive Plan allows for adjustments to the Company's reported earnings for the impact of changes in accounting principles, extraordinary items and unusual or non-recurring gains or losses, including significant differences from the assumptions contained in the financial plan upon which the incentive targets were established. Adjustments to reported earnings are intended to better reflect executives' line of sight/ability to affect payouts, align award payments with growth of the Company's business, avoid artificial inflation or deflation of awards due to unusual or non-recurring items in the applicable period and emphasize the Company's preference for long-term and sustainable growth. The only discretion exercised by the Compensation Committee with respect to the annual incentive awards had the effect of decreasing 2011 revenue and operating income from the results reported in accordance with GAAP.

*Determination of 2011 Annual Cash Incentive Award Opportunities*

At the beginning of each year, the Compensation Committee approves an "annual incentive target percentage" for each executive officer as a percentage of the executive officer's base salary. In 2011, the maximum cash incentive award that each executive officer could earn, as set by the Compensation Committee, was equal to two times the applicable annual incentive target percentage.

The Compensation Committee believes that it was important to provide the same relative target opportunity to all of the named executive officers, other than Mr. Hemsley, to increase collaboration, teamwork and accountability across the enterprise, to recognize the skills and versatility of each executive officer and to reflect internal parity of contributions. The target percentages for annual cash incentive awards to our named executive officers and the actual 2011 annual cash incentive awards paid are set forth in the table below:

| 2011 Annual Cash Incentive Awards | | | | |
|---|---|---|---|---|
| Name | Target Percentage (% of Salary) | Target Award Value ($) | Actual Award Paid ($) | Paid Award (% of Target) |
| S. Hemsley | 175% | 2,275,000 | 3,640,000 | 160% |
| D. Wichmann | 150% | 1,275,000 | 2,050,000 | 160% |
| G. Boudreaux | 150% | 1,275,000 | 2,050,000 | 160% |
| L. Renfro | 150% | 1,275,000 | 2,050,000 | 160% |
| A. Welters | 150% | 1,125,000 | 1,800,000 | 160% |
| M. Mikan | 150% | 1,275,000 | 1,275,000 | 100% |

The primary factor considered by the Compensation Committee in determining the 2011 annual cash incentive award amounts for each executive officer was achievement of 2011 annual incentive plan performance measures, as discussed below.

*Long-Term Incentive Compensation*

Long-term incentive compensation, consisting of the long-term cash incentive program and equity awards, represents the largest portion of executive officer compensation. This combination of long-term incentives provides a compelling performance-based compensation opportunity, aids in aligning and retaining the senior management team and accelerates the optimization of business unit capabilities across the enterprise.

Long-Term Awards

*2009 – 2011 Long-Term Cash Incentive and Performance Shares Goals and Context*

The long-term cash incentive award and performance share programs create a financial incentive for achieving or exceeding three-year financial goals for the enterprise. The earned long-term cash incentive award and performance shares for the 2009 – 2011 performance period were based on achieving the following performance versus the pre-set targets:

| 2009-2011 Performance Measure | Weight | Threshold Performance | Target Performance | Maximum Performance | Actual 2009-2011 Performance |
|---|---|---|---|---|---|
| Cumulative EPS | 50% | $9.08 | $10.02 | $10.99 | $12.07 |
| Return on Equity | 50% | 14% | 16% | 18% | 18.3% |

The performance measures for the 2009 – 2011 performance period were established during the first quarter of 2009 based on the Company's Long-Term Plan. The first year of the Long-Term Plan was based on the Company's 2009 business plan. Subsequent years were based on assumptions and growth initiatives developed in conjunction with the Company's business units and reviewed by the Board of Directors. Some key elements of the Long-Term Plan were:

- expectation of increasing unemployment levels following the 2008 financial crisis, resulting in commercial enrollment declines in 2009;

- enrollment growth across all Medicare and Medicaid product categories in all years, and commercial enrollment growth in 2010 and 2011;
- delivering ever more effective and comprehensive clinical management; and
- ongoing improvements to our consolidated operating cost ratio.

To achieve maximum performance for both the Long-Term Cash Incentive Plan and the Performance Share Plan, cumulative three-year earnings per share (EPS) performance of $10.99 and an average return on equity (ROE) of 18.0% were required. This maximum performance level corresponded to a compound annual growth rate in EPS of 19.9% over the three-year period on a GAAP basis (12.0% when adjusting 2008 for the settlement of class-action lawsuits and other items). The Company had year-over-year GAAP EPS growth of 35.0% in 2009, 26.5% in 2010 and 15.4% in 2011, resulting in a compound annual growth rate of 25.4%. The resulting cumulative EPS of $12.07 was $1.08 above the maximum performance level.

The 18.0% average ROE maximum performance level represented an increase from the actual ROE at the time the goal was established. The ROE for 2009 was 17.3%, increasing to 18.7% in 2010 and 18.9% in 2011. The resulting three-year average ROE was 18.3%, 30 basis points above the maximum performance level.

Environmental factors influencing these results, both positively and negatively, included:

- a continued movement to managed care in state-based Medicaid programs;
- a lower rate of overall inflation and slower total health care cost growth;
- an unemployment rate that remained near 10% for much of 2009 through 2011;
- adoption of the Health Care Reform Legislation, including new coverage requirements and minimum loss ratio regulations;
- increased costs associated with the H1N1 influenza outbreak during 2009 and 2010 that were not contemplated in our Long-Term Plan; and
- downward rate pressure in both Medicare Advantage and Medicaid payment rates received from the federal and state governments.

Similar to the Annual Incentive Plan, the Company's 2008 Executive Incentive Plan allows for adjustments to the Company's reported results in determining long-term incentive plan awards, namely the impact of changes in accounting principles, extraordinary items and unusual or non-recurring gains or losses. The performance share award allows for more limited adjustments. No adjustments were made to the Company's financial results in determining long-term incentive award and performance share payout levels for the 2009 — 2011 performance period.

*2009 – 2011 Long-Term Cash Incentive Awards*

At the beginning of each three year performance period, the Compensation Committee approves a "long-term cash incentive target percentage" for each executive officer as a percentage of the executive officer's average base salary over the performance period. For the 2009 – 2011 performance period, the maximum cash incentive award that an executive officer could earn, was set by the Compensation Committee to be equal to two times the applicable long-term cash incentive target percentage.

The Compensation Committee believes that it was important to provide the same relative target opportunity to all of the named executive officers to increase collaboration, teamwork and accountability across the enterprise and to recognize the skills and versatility of each executive officer. The long-term incentive target percentages for long-term cash incentive awards to our executive officers and the actual long-term cash incentive awards paid for the 2009 – 2011 long-term performance period are set forth in the table below:

| Long-Term Cash Incentive Award | | | | | |
|---|---|---|---|---|---|
| Name | Target Percentage (% of 3-Yr. Avg. Base Salary) | Target Award Value ($) | Maximum Award Value ($) | Actual Award Paid ($) | Paid Award (% Target) |
| S. Hemsley | 50% | 650,000 | 1,300,000 | 1,300,000 | 200% |
| G. Boudreaux | 50% | 372,100 | 744,200 | 744,200 | 200% |
| L. Renfro | 50% | 342,300 | 684,600 | 684,600 | 200% |
| D. Wichmann | 50% | 372,100 | 744,200 | 744,200 | 200% |
| A. Welters | 50% | 357,300 | 714,600 | 714,600 | 200% |
| M. Mikan | 50% | 372,100 | 744,200 | 0 | 0% |

Mr. Renfro became a participant in the long-term cash incentive program on January 30, 2009 and, as a result, the target value of his long-term cash incentive award was prorated. The primary factor considered by the Compensation Committee in the determination of the long-term cash incentive award amounts was achievement of 2009 — 2011 long-term incentive plan measures above the maximum goal.

*2009 – 2011 Performance Share Awards*

The Compensation Committee granted performance shares for the first time for the 2009 – 2011 performance period. The introduction of performance shares as a component of the overall equity awards granted was based upon the Compensation Committee's consideration of competitive market data, the desirability of utilizing a balanced system to mitigate risk, encourage superior performance and build ownership and was also informed by conversations with shareholders about the desirability of this type of equity award as a component of a pay-for-performance program. The actual shares that were earned for the 2009 – 2011 performance period are set forth in the table below as well as reflected in the "2011 Options Exercises and Stock Vested" table below:

| Long-Term Performance Shares | | | | |
|---|---|---|---|---|
| Name | Target Shares (#) | Maximum Shares (#) | Actual Shares Paid (#) | Paid Award (% of Target) |
| S. Hemsley | 115,385 | 230,770 | 230,770 | 200% |
| G. Boudreaux | 76,923 | 153,846 | 153,846 | 200% |
| D. Wichmann | 76,923 | 153,846 | 153,846 | 200% |
| A. Welters | 76,923 | 153,846 | 153,846 | 200% |
| M. Mikan | 76,923 | 153,846 | 153,846 | 200% |

Equity Awards

*Equity Award Practices*

Awards of equity-based compensation to our executive officers serve the purposes described above under "Long-Term Incentive Compensation." The Compensation Committee determined that equity-based compensation for 2011 should include grants of RSUs and performance shares to achieve better balance and effectiveness in our equity-based compensation and to align better the interests of our executive officers and our shareholders. RSU grants were selected because they are full value shares with time vesting and, as such, provide added retention value. Performance share grants were selected to strengthen the pay-for-performance alignment of the Company's compensation program. The Compensation Committee's decision to grant performance shares was informed, in part, by discussions held between the Company and certain of its shareholders regarding the merits of performance shares in a pay-for-performance executive compensation program.

The Compensation Committee's equity award policy requires that all grants of equity be made at set times, and the Compensation Committee does not delegate authority to management to grant equity awards. We do not have a specific program, plan or practice to time equity compensation awards to named executive officers in coordination with our release of material information.

The Company does not pay dividend equivalents on unvested performance shares granted to employees. After considering general market practices, the Compensation Committee amended the RSU award agreements to permit the payment of dividend equivalents on RSUs awarded in 2011 and after. The dividend equivalents are subject to the same terms as the RSUs and will be forfeited if the underlying RSUs do not vest.

The aggregate number of shares subject to equity awards made in 2011 was less than 1% of the Company's shares outstanding at the end of 2011.

*Equity Awards — 2011*

In February 2011, the Compensation Committee granted the following target number of performance shares and RSUs to Messrs. Hemsley, Renfro, Wichmann, Welters and Mikan and Ms. Boudreaux:

| Name | Target Number of Performance Shares | Annual RSU Award | Special RSU Grant |
|---|---|---|---|
| S. Hemsley | 83,195 | 83,195 | — |
| G. Boudreaux | 53,483 | 53,483 | 59,425 |
| L. Renfro | 53,483 | 53,483 | 59,425 |
| D. Wichmann | 53,483 | 53,483 | 59,425 |
| A. Welters | 53,483 | 53,483 | — |
| G. Mikan | 53,483 | 53,483 | 59,425 |

The special RSU grants to Ms. Boudreaux and Messrs. Renfro, Wichmann and Mikan were in recognition of additional responsibilities assumed in connection with the Company's business realignment, as discussed above, and have a four-year "cliff" vesting provision to provide for additional retention. The number, mix and value of the remaining equity awards was determined by the Compensation Committee at its February 2011 meeting, at which time determinations were also made regarding the 2010 annual cash bonus and the 2008-2010 long-term cash incentive payments. The value and mix of equity awards for all named executive officers were determined by the Compensation

Committee after considering competitive market data; the desirability of utilizing a balanced system to mitigate risk, encourage superior performance, and build ownership; and the need to retain and motivate the executives to deliver sustained performance that enhances the longer-term prosperity of the business. The mix of equity awards was intended to enhance long-term performance and strengthen the Company's long-term pay-for-performance alignment. See "Departure of George L. Mikan III" below for a further discussion of the impact of Mr. Mikan's departure on the equity awards granted to him.

The grant date fair values and terms of these equity awards are discussed further in the "Grants of Plan Based Awards" table and related footnotes below.

*Other Compensation*

Benefits

In addition to generally available benefits, our executive officers are eligible to receive supplemental long-term disability coverage equal to 60% of base salary (up to $420,000) and all of our named executive officers, other than Mr. Hemsley, receive supplemental group term life insurance coverage of $2 million. Executive officers are also eligible to participate in our non-qualified Executive Savings Plan. See the "2011 Non-Qualified Deferred Compensation" table below for additional information regarding contributions, earnings and distributions for each named executive officer under the Executive Savings Plan. Our Executive Savings Plan does not provide for guaranteed or above-market interest.

As part of our continued focus on the community, the Company implemented an Executive Board Service Matching Program. This program is available to approximately 200 senior leaders of the Company, including the named executive officers. This program provides for Company matching contributions on a 1:1 or 2:1 basis to certain charitable and nonprofit organizations up to a maximum amount of $10,000 per organization and a maximum annual Company match amount of $40,000 per senior leader. In order to receive the matching contribution, the employee must serve on the board of the charitable or nonprofit institution and make an equivalent personal financial contribution.

Perquisites

We do not believe that providing generous executive perquisites is either necessary to attract and retain executive talent or consistent with our pay-for-performance philosophy. Therefore, other than the benefits described above, we do not provide perquisites such as excise tax gross-ups, company automobiles, security services, private jet services, financial planning services, club memberships, apartments or vacation homes to our executive officers. Our corporate aircraft use policy prohibits personal use of corporate aircraft by any executive officer. Because there is essentially no incremental cost to the Company, however, the policy does permit an executive officer's family member to accompany the executive officer on a business flight on Company aircraft provided a seat is available.

Employment Agreements and Post-Employment Payments and Benefits

The Company has a policy of entering into employment agreements with each of our named executive officers. These employment agreements are described in greater detail in "Executive Employment Agreements."

None of the employment agreements provides for ongoing fixed minimum annual equity awards or fixed cash incentive awards except for certain limited duration commitments made to Gail Boudreaux and Larry Renfro in connection with the commencement of employment with the Company. The Company's policies related to post-employment payments and benefits do not provide for enhanced cash severance payments upon termination in connection with a change in control or for excise tax gross up payments payable in connection with a change in control. The Company also does not have any ongoing supplemental executive retirement plan obligations for its named executive officers.

The employment agreements with our executive officers provide for certain severance payments in connection with their termination of employment under various circumstances, typically termination by the Company without "cause" or by the executive officer for a "good reason." See "Executive Employment Agreements" and "Potential Payments Upon Termination or Change-in-Control" for additional information regarding potential severance payments that may be made to named executive officers. We have provided these post-employment payments and benefits and severance payment triggers because they have enabled us to obtain specific post-employment non-competition, non-solicitation and non-disclosure agreements with our executive officers that we believe are of value to the Company and our shareholders.

Prior to 2011, our equity award agreements typically provided that the awards become fully vested and exercisable if the executive officer's employment ends due to death or disability, or if a change in control of the Company occurs. Beginning in 2011, equity award agreements that contain time-based vesting features no longer provide for "single-trigger" accelerated vesting upon a change in control. These agreements now include a "double-trigger" provision, which provides for accelerated vesting only if there is a change in control and within two years of the change in control the executive officer's employment is terminated without "cause" or the executive officer terminates his or her employment for "good reason." For performance shares, the target number of performance shares will immediately vest upon a change in control of the Company. The Compensation Committee determined that "double-trigger" acceleration of vesting for time-based equity better preserved the retentive value of the equity award and was more consistent with the interests of our shareholders. Our equity award agreements also generally provide for continued vesting and exercisability during any period in which an executive officer receives severance and for continued exercisability of vested awards for a limited period of time after termination of employment for other reasons. In addition, stock option awards granted in 2009 and going forward provide for continued vesting and exercisability for up to five years after retirement, subject to certain conditions. The Compensation Committee elected to provide such continued vesting and exercisability because such provisions are a common market practice and our other retirement benefits are limited to the Company's 401(k) Plan and non-qualified deferred compensation plans.

Departure of George L. Mikan III

On July 1, 2011, we announced that George L. Mikan III would terminate his employment with the Company effective February 29, 2012 (the "Termination Date"). From July 1, 2011 through February 29, 2012, Mr. Mikan agreed to provide transitional assistance to Optum and to perform other executive level responsibilities assigned to him from time-to-time.

In connection with Mr. Mikan's contemplated departure, the Company and Mr. Mikan entered into a Separation and Release Agreement effective July 5, 2011 (the "Separation Agreement"). The Separation Agreement provides that Mr. Mikan would be eligible to participate in the Company's annual incentive compensation plan for 2011, but would not receive a payout under the long-term cash incentive award for the 2009 – 2011 performance period under the Company's Executive Incentive Plan. Based on Mr. Mikan's performance and the financial performance of the Company in 2011, the Company determined it would be appropriate to award Mr. Mikan an annual cash incentive award at the target level of performance.

The Separation Agreement also provides that upon his termination, Mr. Mikan will receive cash severance compensation pursuant to the terms of his employment agreement dated November 7, 2006, which will be payable over the two-year period following the Termination Date. Under the terms of the equity award agreements that govern Mr. Mikan's previously granted equity awards, such awards would continue to vest and remain exercisable during the period of payment of the severance compensation as long as Mr. Mikan complies with the terms of the Separation Agreement, including non-compete and non-solicit agreements. The RSU that was awarded to Mr. Mikan in February 2011 with four-year cliff vesting will be forfeited in its entirety.

*Other Compensation Practices*

Executive Stock Ownership Guidelines

The Compensation Committee believes that executive stock ownership aligns management's interests with those of shareholders and fosters a long-term outlook, while also assisting in the mitigation of compensation risk. Under our stock ownership guidelines, each executive officer must beneficially own at least the following amounts of the Company's common stock within three years of the executive officer's election or appointment as an executive officer:

- for the CEO, five times base salary; and
- for other executive officers, two times base salary.

Stock options and SARs do not count towards satisfying the ownership requirements under the guidelines, regardless of their vesting status. Time-based RSUs and restricted stock awards are counted toward the satisfaction of the ownership requirements. The Compensation Committee periodically reviews compliance with this requirement. As of the record date of this proxy statement, all of our named executive officers meet the ownership requirements, including Mr. Hemsley, who, as of March 1, 2012, holds shares with a value equal to 118 times his base salary.

Additionally, in 2009, the Board established a stock retention policy for executive officers that are subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which includes our named executive officers. For equity awards received after October 23, 2009, Section 16 officers are required to retain one-third of the net shares acquired upon the vesting or exercise of any equity awards for at least one year.

Transactions in Company Securities

In general, SEC rules prohibit uncovered short sales of shares of our common stock by our executive officers, including the named executive officers. Accordingly, our insider trading policy prohibits short sales of shares of our common stock by all employees and directors, including the executive officers, and discourages all employees from engaging in any hedging transactions relating to our common stock. The policy also requires all restricted employees to consult with our Office of the General Counsel if they intend to engage in any hedging transactions. In 2011, no executive officer consulted with the Office of the General Counsel regarding hedging transactions.

Potential Impact on Compensation from Executive Misconduct/Compensation Clawbacks

If the Board of Directors determines that an executive officer has engaged in fraud or misconduct, the Board of Directors may take a range of actions to remedy the misconduct, prevent its recurrence and impose such discipline as would be appropriate, including, without limit: (1) a termination of employment and (2) initiating legal action against the executive officer. In addition, with respect to our senior executives, including our named executive officers, if the fraud or misconduct causes, in whole or in part, a material restatement of the Company's financial statements, action may include (a) seeking reimbursement of the entire amount of cash incentive compensation awarded to the executive officer, if the executive officer would have received a lower (or no) cash incentive awards if calculated based on the restated financial results and (b) canceling all outstanding vested and unvested equity awards subject to the clawback policy and requiring the executive officer to return to the Company all gains from equity awards realized during the twelve-month period following the filing of the incorrect financial statements.

The Compensation Committee plans to review our clawback policy and revise it as necessary to comply with any forthcoming SEC rules implementing the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Consideration of Risk in Named Executive Officer Compensation

Our compensation programs are balanced, focused on long-term pay-for-performance and allow for discretion. The Compensation Committee believes that the design of the compensation program for our executive officers does not encourage excessive or unnecessary risk-taking, as illustrated by the following list of features:

- Our annual cash bonus program includes a variety of financial and non-financial metrics that require substantial performance on a broad range of initiatives;
- The Compensation Committee has capped the maximum amount of annual cash bonus and long-term cash bonus that can be earned;
- Our equity awards include a mix of RSUs and performance shares to encourage sustained performance over time;
- We have stock ownership guidelines for our executive officers;
- We require executive officers to retain one-third of net equity awards granted after October 2009 for a period of at least twelve months; and
- We have a clawback policy that deters misconduct or fraudulent behavior by recouping the entire bonus paid, not just the amount that would not have been earned.

In addition, our Compensation Committee retains discretion to adjust compensation for quality of performance, adherence to Company values and other factors.

Accounting and Tax Considerations

Internal Revenue Code Section 162(m) imposes a $1 million corporate deduction limit for compensation to the Company's CEO and its three other highest-paid executive officers employed at the end of the year, unless the compensation is "performance-based," as defined in Section 162(m), and provided under a plan that has been approved by the shareholders. The Compensation Committee seeks to structure most elements of our executive compensation program to meet this exception. However, to maintain flexibility, we have not adopted a policy requiring all compensation to be deductible. For example, time-based RSUs do not qualify as performance-based compensation. Stock options granted under the Company's 1998 Broad-Based Stock Incentive Plan (the "1998 Plan") and exercised by named executive officers also do not qualify as performance-based compensation; however no equity awards have been granted under the 1998 Plan since April 2002.

As part of the Health Care Reform Legislation enacted in 2010, Section 162(m) was revised as it pertains to compensation paid by health insurers, including the Company. Starting in 2013, an annual tax deduction limit of $500,000 per person will apply to compensation that we pay to any of our employees and certain service providers, regardless of whether such compensation is deemed performance-based under Section 162(m) or not. This tax deduction limitation also applies to compensation earned in 2010 through 2012, to the extent that the receipt of the compensation is deferred until after 2012. This tax deduction limitation has already begun to impact the Company. As described in the Company's Annual Report on Form 10-K for the year ending December 31, 2011, the Company lost some tax benefits that would otherwise have been available in 2011 for deferred compensation that will be paid after 2012 that the Company believes will be in excess of the $500,000 deduction limit.

## Compensation and Human Resources Committee Report

The Compensation and Human Resources Committee has reviewed and discussed the above Compensation Discussion and Analysis with management. Based on the review and discussions, the Compensation and Human Resources Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the proxy statement and incorporated by reference into the Company's Annual Report on Form 10-K for the year ended December 31, 2011. This report was provided by the following independent directors who comprise the Compensation and Human Resources Committee:

**Douglas W. Leatherdale (Chair)**
**Robert J. Darretta**
**Rodger A. Lawson**

## UnitedHealth Group Executive Compensation Peer Groups

### Managed Care Competitors

Aetna Inc.
CIGNA Corp.
Coventry Health Care Inc.
Humana Inc.
WellPoint Inc.

### Large Company Peer Group

3M Company
Abbott Laboratories
Amazon.com Inc.
American Express Co.
American International Group, Inc.
Ameriprise Financial Inc.
AmerisourceBergen Corporation
Amgen Inc.
Apple Inc.
Archer Daniels Midland Company
AT&T, Inc.
Bank of America Corp.
Berkshire Hathaway Inc.
Best Buy Co. Inc.
Bristol-Myers Squibb Co.
Bunge Limited
CVS Caremark Corp.
Cardinal Health Inc.
Cargill, Incorporated
Cisco Systems Inc.
Citigroup, Inc.
Coca-Cola Company (The)
Comcast Corporation
Costco Wholesale Corporation
Dell Inc.
Dow Chemical Company (The)
eBay Inc.
El DuPont de Nemours & Co.
Eli Lily and Co.
EMC Corporation
Emerson Electric Co.
Express Scripts Inc.
General Electric Co.
General Mills, Inc.
Goldman Sachs Group, Inc. (The)
Google Inc.
Hewlett-Packard Company
Home Depot, Inc. (The)
Intel Corporation
International Business Machines Corp.
Johnson & Johnson
JPMorgan Chase & Co.
Kraft Foods Inc.
Kroger Co. (The)
Lowe's Companies Inc.
McDonald's Corp.
McKesson Corporation
MedcoHealth Solutions Inc.
Medtronic, Inc.
Merck & Co. Inc.
MetLife, Inc.
Microsoft Corporation
Morgan Stanley
News Corp.
Oracle Corp.
PepsiCo, Inc.
Pfizer Inc.
Procter & Gamble Co.
Prudential Financial Inc.
QUALCOMM Incorporated
Safeway Inc.
Sears Holdings Corporation
SUPERVALU Inc.
Sysco Corp.
Target Corp.
Travelers Companies, Inc. (The)
U.S. Bancorp
United Parcel Service, Inc.
Verizon Communications Inc.
Visa, Inc.
Walgreen Co.
Wal-Mart Stores Inc.
WellPoint Inc.
Wells Fargo & Company

### *2011 Summary Compensation Table**

The following table provides certain summary information for the years ended December 31, 2011, 2010 and 2009 relating to compensation paid to, or accrued by us on behalf of, our named executive officers.

| Name and Principal Position | Year | Salary ($) (1) | Bonus ($) | Stock Awards ($) (2) | SAR Awards ($) (3) | Non-Equity Incentive Plan Compensation ($) (4) | Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($) (5) | All Other Compensation ($) (6) | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| Stephen J. Hemsley ........ | 2011 | 1,300,000 | — | 7,000,028 | — | 4,940,000 | — (7) | 154,804 | 13,394,832 |
| President and Chief | 2010 | 1,300,000 | — | 4,500,045 | 1,500,007 | 3,400,000 | — | 110,079 | 10,810,131 |
| Executive Officer | 2009 | 1,300,000 | — | 4,122,694 | 1,442,306 | 1,950,000 | — | 86,916 | 8,901,916 |
| David S. Wichmann ....... | 2011 | 832,692 | — | 7,000,070 | — | 2,794,200 | — | 84,212 | 10,711,174 |
| Executive Vice President | | | | | | | | | |
| and Chief Financial Officer | | | | | | | | | |
| Gail K. Boudreaux ........ | 2011 | 832,692 | 205,000(8) | 7,000,070 | — | 2,794,200 | — | 93,353 | 10,925,315 |
| Executive Vice | 2010 | 700,000 | 205,000 | 3,000,063 | 1,000,004 | 1,400,000 | — | 68,679 | 6,373,746 |
| President and Chief | | | | | | | | | |
| Executive Officer, | | | | | | | | | |
| UnitedHealthcare | | | | | | | | | |
| Larry C. Renfro ........... | 2011 | 832,692 | — | 7,000,070 | — | 2,734,600 | — | 35,825 | 10,603,187 |
| Executive Vice | 2010 | 692,308 | — | 3,000,063 | 1,000,004 | 1,400,000 | — | 240,300 | 6,332,675 |
| President and Chief | 2009 | 535,385 | 600,000 | 3,170,284 | 944,704 | 1,000,000 | — | 520,298 | 6,770,671 |
| Executive Officer, Optum | | | | | | | | | |
| Anthony Welters .......... | 2011 | 744,231 | — | 4,500,060 | — | 2,514,600 | — | 112,118 | 7,871,009 |
| Executive Vice President | 2010 | 700,000 | — | 3,000,063 | 1,000,004 | 1,400,000 | — | 119,687 | 6,219,754 |
| | 2009 | 700,000 | — | 2,748,471 | 978,505 | 1,240,000 | — | 372,885 | 6,039,861 |
| George L. Mikan III ........ | 2011 | 832,692 | — | 7,000,070 | — | 1,275,000 | — | 83,012 | 9,190,774 |
| Former Executive Vice | 2010 | 700,000 | — | 3,000,063 | 1,000,004 | 1,400,000 | — | 87,264 | 6,187,331 |
| President and | 2009 | 700,000 | — | 2,748,471 | 746,605 | 1,240,000 | — | 321,314 | 5,756,390 |
| Chief Financial Officer | | | | | | | | | |

* Please see "Compensation Discussion and Analysis" above for a description of our executive compensation program necessary to an understanding of the information disclosed in this table. Please see "Executive Employment Agreements" below for a description of the material terms of each named executive officer's employment agreement.

(1) Amounts reported reflect the base salary earned by named executive officers in the years ended December 31, 2011, 2010 and 2009. Amounts reported include the following salary amounts deferred by the named executive officers under our Executive Savings Plan:

| Name | Year | Amount Deferred |
|---|---|---|
| Stephen J. Hemsley | 2011 | $78,000 |
| David S. Wichmann | 2011 | $49,615 |
| Gail K. Boudreaux | 2011 | $49,615 |
| Larry C. Renfro | 2011 | $49,615 |
| Anthony Welters | 2011 | $44,538 |
| George L. Mikan III | 2011 | $49,615 |

(2) The amounts reported in this column reflect the aggregate grant date fair value of the RSUs and performance shares (at target) granted in 2011, 2010 and 2009 and computed in accordance with FASB ASC Topic 718, based on the closing stock price on the grant date. The grant date fair value of RSUs granted in 2011 and the grant date value of performance shares if target performance and maximum performance is achieved are as follows:

| Name | Year | Restricted Stock Units | Performance-Based Restricted Stock Units | |
|---|---|---|---|---|
| | | | Target | Maximum |
| Stephen J. Hemsley | 2011 | $3,500,014 | $3,500,014 | $7,000,028 |
| David S. Wichmann | 2011 | $4,750,040 | $2,250,030 | $4,500,060 |
| Gail K. Boudreaux | 2011 | $4,750,040 | $2,250,030 | $4,500,060 |
| Larry C. Renfro | 2011 | $4,750,040 | $2,250,030 | $4,500,060 |
| Anthony Welters | 2011 | $2,250,030 | $2,250,030 | $4,500,060 |
| George L. Mikan III | 2011 | $4,750,040 | $2,250,030 | $4,500,060 |

See the "2011 Grants of Plan-Based Awards" table for more information on stock awards granted in 2011.

(3) The actual value to be realized by a named executive officer related to SARs depends upon the appreciation in value of the Company's stock and the length of time the SARs are held. No value will be realized with respect to any SAR if the Company's stock price does not increase following the award's grant date.

The amounts reported in this column reflect the aggregate grant date fair value of SARs granted in 2010 and 2009 computed in accordance with FASB ASC Topic 718. For a description of the assumptions used in computing the aggregate grant date fair value, see "Note 11 to Consolidated Financial Statements" included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011. These assumptions also have been used in computing the aggregate grant date fair value since fiscal 2003.

(4) Amounts reported include both annual and long-term cash incentive awards to our named executive officers under our 2008 Executive Incentive Plan. The annual incentive awards earned in 2011 and paid in 2012, including amounts deferred by the named executive officers, were the following:

| Name | Year | Total Amount of Annual Cash Incentive Award | Amount of Annual Cash Incentive Award Deferred |
|---|---|---|---|
| Stephen J. Hemsley | 2011 | $3,640,000 | $218,400 |
| David S. Wichmann | 2011 | $2,050,000 | $123,000 |
| Gail K. Boudreaux | 2011 | $2,050,000 | $205,000 |
| Larry C. Renfro | 2011 | $2,050,000 | — |
| Anthony Welters | 2011 | $1,800,000 | $108,000 |
| George L. Mikan III | 2011 | $1,275,000 | $ 76,500 |

The long-term cash incentives earned for the 2009 – 2011 incentive period under our 2008 Executive Incentive Plan and paid in 2012 were the following:

| Name | Period | Total Amount of Long-term Cash Incentive Award |
|---|---|---|
| Stephen J. Hemsley | 2009-2011 | $1,300,000 |
| David S. Wichmann | 2009-2011 | $ 744,200 |
| Gail K. Boudreaux | 2009-2011 | $ 744,200 |
| Larry C. Renfro | 2009-2011 | $ 684,600 |
| Anthony Welters | 2009-2011 | $ 714,600 |
| George L. Mikan III | 2009-2011 | — |

(5) Named executive officers participate in our Executive Savings Plan, which is a non-qualified deferred compensation plan. The Executive Savings Plan does not credit above-market earnings or preferential earnings to the amounts deferred, and accordingly, no non-qualified deferred compensation earnings have been reported. Under the Executive Savings Plan, there are no measuring investments tied to Company stock performance. The measuring investments are a collection of unaffiliated mutual funds identified by the Company.

(6) All other compensation includes the following:

| Name | Year | Company Matching Contributions Under 401(k) Savings Plan | Company Matching Contributions Under Executive Savings Plan | Company Matching Contributions Under Executive Board Service Matching Program (a) | Insurance Premiums (b) |
|---|---|---|---|---|---|
| Stephen J. Hemsley | 2011 | $11,025 | $141,000 | — | — |
| David S. Wichmann | 2011 | $11,025 | $ 66,808 | — | — |
| Gail K. Boudreaux | 2011 | $11,025 | $ 66,808 | $10,000 | — |
| Larry C. Renfro | 2011 | $ 9,429 | $ 24,808 | — | — |
| Anthony Welters | 2011 | $ 7,529 | $ 64,269 | $30,000 | $10,320 |
| George L. Mikan III | 2011 | $11,025 | $ 66,808 | — | — |

As permitted by SEC rules, we have omitted perquisites and other personal benefits that we provided to certain named executive officers in 2011 if the aggregate amount of such compensation to each of such named executive officers was less than $10,000. As noted above, we generally do not provide perquisites. In addition, consistent with SEC rules, we have not separately quantified and identified those items of other compensation that have a value of less than $10,000.

a) As part of its commitment to serve local communities, the Company encourages its executive officers to serve on the boards of charitable organizations and to financially contribute to those organizations. The Company has adopted a policy pursuant to which it will match certain charitable contributions made by an executive officer if the executive officer also serves on the board of the charitable organization. The amounts included for Ms. Boudreaux and Mr. Welters represent donations to charitable organizations made by the Company in 2011 to match the donations they made to charitable organizations on whose boards they serve.

b) The Company provides each of Messrs. Wichmann, Renfro, Welters and Mikan and Ms. Boudreaux a $2 million face value term life insurance policy. The 2011 annual premiums paid by the Company on behalf of Messrs. Wichmann, Renfro, and Mikan and Ms. Boudreaux were less than $10,000.

(7) The amount of Mr. Hemsley's supplemental retirement benefit was frozen in 2006 based on his current age and average base salary and converted into a lump sum of $10,703,229. As such, there was no increase in the benefit payable to Mr. Hemsley under his supplemental retirement benefit in fiscal 2011.

(8) Reflects a bonus paid to Ms. Boudreaux on the thirty-sixth month anniversary of the effective date of her employment agreement.

### *2011 Grants of Plan-Based Awards**

The following table presents information regarding each grant of an award under our compensation plans made during 2011 to our named executive officers for fiscal 2011.

| | | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares of Stock or Units | All Other Option/ SAR Awards: Number of Securities Underlying Options/ SARs | Exercise or Grant Price of Option/ SAR Awards | Grant Date Fair Value of Stock or Option/ SAR Awards |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Name | Grant Date | Threshold ($) | Target ($) | Maximum ($) | Threshold (#) | Target (#) | Maximum (#) | (#) | (#) | ($/Sh) | ($) (1) |
| Stephen J. Hemsley<br>President and Chief Executive Officer | | | | | | | | | | | |
| Annual Cash Incentive Award (2) ........ | — | 2,047,500 | 2,275,000 | 4,550,000 | — | — | — | — | — | — | — |
| Long-Term Cash Incentive Award (3) ........ | — | 4,276 | 650,000 | 1,300,000 | — | — | — | — | — | — | — |
| RSU Award (4) ..... | 2/9/2011 | — | — | — | — | — | — | 83,195 | — | — | 3,500,014 |
| Performance Share Award (5) ........ | 2/9/2011 | — | — | — | 547 | 83,195 | 166,390 | — | — | — | 3,500,014 |
| David S. Wichmann<br>Executive Vice President and Chief Financial Officer | | | | | | | | | | | |
| Annual Cash Incentive Award (2) ........ | — | 1,147,500 | 1,275,000 | 2,550,000 | — | — | — | — | — | — | — |
| Long-Term Cash Incentive Award (3) ........ | — | 2,777 | 422,115 | 844,230 | — | — | — | — | — | — | — |
| RSU Award (6) ..... | 2/9/2011 | — | — | — | — | — | — | 112,908 | — | — | 4,750,040 |
| Performance Share Award (5) ........ | 2/9/2011 | — | — | — | 352 | 53,483 | 106,966 | — | — | — | 2,250,030 |
| Gail K. Boudreaux<br>Executive Vice President and Chief Executive Officer, UnitedHealthcare | | | | | | | | | | | |
| Annual Cash Incentive Award (2) ........ | — | 1,147,500 | 1,275,000 | 2,550,000 | — | — | — | — | — | — | — |
| Long-Term Cash Incentive Award (3) ........ | — | 2,777 | 422,115 | 844,230 | — | — | — | — | — | — | — |
| RSU Award (6) ..... | 2/9/2011 | — | — | — | — | — | — | 112,908 | — | — | 4,750,040 |
| Performance Share Award (5) ........ | 2/9/2011 | — | — | — | 352 | 53,483 | 106,966 | — | — | — | 2,250,030 |

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($) | Target ($) | Maximum ($) | Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#) | Target (#) | Maximum (#) | All Other Stock Awards: Number of Shares of Stock or Units (#) | All Other Option/ SAR Awards: Number of Securities Underlying Options/ SARs (#) | Exercise or Grant Price of Option/ SAR Awards ($/Sh) | Grant Date Fair Value of Stock or Option/ SAR Awards ($) (1) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Larry C. Renfro Executive Vice President and Chief Executive Officer, Optum | | | | | | | | | | | |
| Annual Cash Incentive Award (2) ........ | — | 1,147,500 | 1,275,000 | 2,550,000 | — | — | — | — | — | — | — |
| Long-Term Cash Incentive Award (3) ........ | — | 2,777 | 422,115 | 844,230 | — | — | — | — | — | — | — |
| RSU Award (6) ...... | 2/9/2011 | — | — | — | — | — | — | 112,908 | — | — | 4,750,040 |
| Performance Share Award (5) ........ | 2/9/2011 | — | — | — | 352 | 53,483 | 106,966 | — | — | — | 2,250,030 |
| Anthony Welters Executive Vice President | | | | | | | | | | | |
| Annual Cash Incentive Award (2) ........ | — | 1,012,500 | 1,125,000 | 2,250,000 | — | — | — | — | — | — | — |
| Long-Term Cash Incentive Award (3) ........ | — | 2,461 | 374,038 | 748,076 | — | — | — | — | — | — | — |
| RSU Award (4) ...... | 2/9/2011 | — | — | — | — | — | — | 53,483 | — | — | 2,250,030 |
| Performance Share Award (5) ........ | 2/9/2011 | — | — | — | 352 | 53,483 | 106,966 | — | — | — | 2,250,030 |
| George L. Mikan III Former Executive Vice President and Chief Financial Officer | | | | | | | | | | | |
| Annual Cash Incentive Award (2) ........ | — | 1,147,500 | 1,275,000 | 2,550,000 | — | — | — | — | — | — | — |
| Long-Term Cash Incentive Award (3) ........ | — | 2,777 | 422,115 | 844,230 | — | — | — | — | — | — | — |
| RSU Award (6) ...... | 2/9/2011 | — | — | — | — | — | — | 112,908 | — | — | 4,750,040 |
| Performance Share Award (5) ........ | 2/9/2011 | — | — | — | 352 | 53,483 | 106,966 | — | — | — | 2,250,030 |

* Please see "Compensation Discussion and Analysis" above for a description of our executive compensation program necessary for an understanding of the information disclosed in this table.

(1) The actual value to be realized by a named executive officer depends upon the appreciation in value of the Company's stock and the length of time the award is held. The grant date fair value of each restricted stock unit award and targeted grant date value of the performance share award was computed in accordance with FASB ASC Topic 718 based on the closing stock price on the grant date.

(2) Amounts represent estimated payouts of annual cash incentive awards granted under our Executive Incentive Plan in 2011. The Executive Incentive Plan permits a maximum annual bonus pool for executive officers equal to 2% of the Company's net income (as defined in the plan) and no executive officer may receive more than 25% of such annual bonus pool. The Compensation Committee has limited annual cash incentive payouts to not more than two times the target amount, which is reflected in the maximum payout column. In order for any amount to be paid, the Company must achieve approved performance metrics of (i) revenue, (ii) operating income, (iii) cash flow, (iv) consumer, customer and physician satisfaction, (v) employee engagement and (vi) employee teamwork. The estimated threshold award represents the amount that may be paid if threshold performance is achieved on each of the performance metrics. Once threshold performance is achieved, the Compensation Committee has the discretion to pay an award ranging from 0% up to a maximum of 200% of target. The actual annual cash

incentive amounts earned in connection with the 2011 awards were paid in 2012, and are reported in the "2011 Summary Compensation Table."

(3) Amounts represent estimated future payouts of long-term cash incentive awards granted under our Executive Incentive Plan in 2011 for the 2011-2013 incentive period, to be paid in 2014. The Executive Incentive Plan permits a maximum long-term bonus pool for executive officers equal to 2% of the Company's average net income (as defined in the plan) during the performance period and no executive officer may receive more than 25% of such long-term bonus pool. The Compensation Committee has limited the long-term cash incentive payout maximum amount to not more than two times each named executive officer's target amount, which is reflected in the maximum payout column. In 2011, upon recommendation by management, the Compensation Committee approved a cumulative EPS metric and an average return on equity metric for the 2011-2013 incentive period, either one of which must be achieved before the threshold amount shown above becomes earned and payable. Each measure is weighted equally. The Compensation Committee will determine whether the goals have been achieved at the end of the performance period. The estimated threshold award represents the amount that may be paid if threshold performance on one of the performance metrics is exceeded. Once threshold performance is achieved, the Compensation Committee has the discretion to pay an award ranging from 0% up to a maximum of 200% of target. The estimated threshold, target and maximum awards listed in the table were computed based on participants' estimated average salary over the 2011 to 2013 performance period. This three year average salary was determined using their actual 2011 salary earned with their current salary used to estimate their 2012 and 2013 salaries.

(4) Amounts represent the number of RSUs granted under our 2002 Stock Incentive Plan. These RSUs proportionately vest on February 9, 2012, December 28, 2012 and February 9, 2014, other than for Messrs. Hemsley and Welters as described in footnote 4 to the "Outstanding Equity Awards at 2011 Fiscal Year End" table. These RSUs are subject to earlier termination upon certain events related to termination of employment. Unvested RSUs will vest in full upon death or disability. Unvested RSUs will also vest in full if, within two years of a change in control, an executive terminates employment for good reason or is terminated without cause (i.e., "double-trigger" vesting), as these terms are defined in each executive's equity-award agreement. RSUs may also continue to vest following retirement if the executive officer is retirement eligible or over any severance period following termination of employment.

(5) Amounts represent the estimated future number of the performance shares that may be earned under our 2002 Stock Incentive Plan at each of the threshold, target and maximum levels. The performance share award will be paid out in shares of Company common stock. The number of performance shares that the executive officer will receive will be determined at the conclusion of the 2011 — 2013 performance period and will be dependent upon the Company's achievement of a cumulative EPS metric and an average return on equity metric approved by the Compensation Committee. The Compensation Committee has the discretion to reduce the number of performance shares an executive officer is entitled to receive. The estimated threshold award represents the number of performance shares that may be awarded if threshold performance is achieved on one of the performance metrics. The full target number of performance shares will immediately vest upon a change in control of the Company, as this term is defined in each executive's equity-award agreement. Upon retirement, if the executive officer is retirement eligible, the executive officer will vest in the full number of performance shares that are earned at the end of the performance period as if the executive officer had been continuously employed throughout the entire performance period, provided the executive officer had served for at least one year of the performance period. Upon death, disability or termination of employment for "Good Reason" or other than for "Cause" (as these terms are defined in the performance share award agreement), the executive officer will receive at the end of the applicable performance period, a pro-rata

number of performance shares that are earned based on the number of full months employed plus, if applicable, the number of months for any severance period.

(6) Amounts represent the number of RSUs granted under our 2002 Stock Incentive Plan. Of the total number of RSUs granted, 53,483 RSUs proportionately vest on February 9, 2012, December 28, 2012 and February 9, 2014 and 59,425 RSUs vest on the fourth anniversary of the grant date, February 9, 2015. These RSUs are subject to earlier termination upon certain events related to termination of employment. Unvested RSUs will vest in full upon death or disability Unvested RSUs will also vest in full if, within two years of a change in control, an executive terminates employment for good reason or is terminated without cause (i.e., "double-trigger" vesting), as these terms are defined in each executive's equity-award agreement. RSUs may also continue to vest following retirement if the executive officer is retirement eligible or over any severance period following termination of employment.

## *Outstanding Equity Awards at 2011 Fiscal Year-End*

The following table presents information regarding outstanding equity awards held at the end of 2011 by our named executive officers for fiscal 2011.

| | Option/SAR Awards | | | | | Stock Awards | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Name** | **Date of Option/ SAR Grant** | **Number of Securities Underlying Unexercised Options/ SARs (#) Exercisable** | **Number of Securities Underlying Unexercised Options/ SARs (#) Unexercisable** | **Option/ SAR Exercise/ Grant Price ($)** | **Option/ SAR Expiration Date (1)** | **Stock Award Grant Date** | **Number of Shares or Units of Stock That Have Not Vested (#)** | **Market Value of Shares or Units of Stock That Have Not Vested ($) (2)** | **Equity Incentive Plan Awards: Number of Unearned Shares or Units That Have Not Vested (#)** | **Equity Incentive Plan Awards: Market Value of Unearned Shares or Units That Have Not Vested ($) (2)** |
| Stephen J. Hemsley | 2/9/2010 | 28,509 | 85,527(3) | 33.0000 | 2/9/2020 | 2/9/2011 | 82,173(4) | 4,164,528 | — | — |
| President and Chief | 2/23/2009 | 84,842 | 84,841(5) | 29.7400 | 2/23/2019 | 2/9/2011 | — | — | 124,793(6) | 6,324,509 |
| Executive Officer | 1/31/2006 | 200,000 | — | 59.4200 | 1/31/2016 | 2/9/2010 | 34,091(7) | 1,727,732 | — | — |
| | 5/2/2005 | 62,500 | — | 57.4183 | 5/2/2015 | 2/9/2010 | — | — | 181,820(6) | 9,214,638 |
| | 5/2/2005 | 187,500 | — | 48.3550 | 5/2/2015 | 2/23/2009 | 28,846(8) | 1,461,915 | — | — |
| | 2/3/2005 | 450,000 | — | 45.2800 | 2/3/2015 | | | | | |
| | 2/3/2005 | 150,000 | — | 55.3583 | 2/3/2015 | | | | | |
| | 2/11/2004 | 300,000 | — | 29.7000 | 2/11/2014 | | | | | |
| | 2/11/2004 | 300,000 | — | 36.2382 | 2/11/2014 | | | | | |
| | 2/11/2004 | 600,000 | — | 58.3600 | 2/11/2014 | | | | | |
| | 2/12/2003 | 300,000 | — | 58.3600 | 2/12/2013 | | | | | |
| | 2/12/2003 | 900,000 | — | 58.3600 | 2/12/2013 | | | | | |
| David S. Wichmann | 2/9/2010 | 19,006 | 57,018(3) | 33.0000 | 2/9/2020 | 2/9/2011 | 54,162(4) | 2,744,930 | — | — |
| Executive Vice | 2/23/2009 | 56,562 | 56,560(5) | 29.7400 | 2/23/2019 | 2/9/2011 | 60,180(9) | 3,049,922 | — | — |
| President and Chief | 6/5/2008 | 152,732 | 50,910(3) | 33.9400 | 6/5/2018 | 2/9/2011 | — | — | 80,225(6) | 4,065,803 |
| Financial Officer | 5/28/2007 | — | 25,000(10) | 54.4100 | 5/28/2017 | 2/9/2010 | 22,728(7) | 1,151,855 | — | — |
| | 5/28/2007 | 150,000 | — | 54.4100 | 5/28/2017 | 2/9/2010 | — | — | 121,214(6) | 6,143,126 |
| | 5/2/2006 | 150,000 | — | 48.5800 | 5/2/2016 | 2/23/2009 | 19,230(8) | 974,576 | — | — |
| | 10/31/2005 | 65,000 | — | 59.0000 | 10/31/2015 | 6/5/2008 | 9,113(3) | 461,847 | — | — |
| | 5/2/2005 | 25,000 | — | 49.7886 | 5/2/2015 | | | | | |
| | 5/2/2005 | 75,000 | — | 48.3550 | 5/2/2015 | | | | | |
| | 12/7/2004 | 154,000 | — | 39.8500 | 12/7/2014 | | | | | |
| | 12/7/2004 | 154,000 | — | 42.2986 | 12/7/2014 | | | | | |
| | 8/6/2004 | 75,000 | — | 33.1236 | 8/6/2014 | | | | | |
| | 8/6/2004 | 75,000 | — | 31.5350 | 8/6/2014 | | | | | |
| | 11/28/2003 | 37,500 | — | 26.9500 | 11/28/2013 | | | | | |
| | 11/28/2003 | 112,500 | — | 29.3986 | 11/28/2013 | | | | | |
| | 2/12/2003 | 200,000 | — | 22.5086 | 2/12/2013 | | | | | |
| | 8/5/2002 | 200,000 | — | 22.1100 | 8/5/2012 | | | | | |
| Gail K. Boudreaux | 2/9/2010 | 19,006 | 57,018(3) | 33.0000 | 2/9/2020 | 2/9/2011 | 54,162(4) | 2,744,930 | — | — |
| Executive Vice | 2/23/2009 | 56,562 | 56,560(5) | 29.7400 | 2/23/2019 | 2/9/2011 | 60,180(9) | 3,049,922 | — | — |
| President and Chief | 6/5/2008 | 96,825 | 32,275(3) | 33.9400 | 6/5/2018 | 2/9/2011 | — | — | 80,225(6) | 4,065,803 |
| Executive Officer, | | | | | | 2/9/2010 | 22,728(7) | 1,151,855 | — | — |
| UnitedHealthcare | | | | | | 2/9/2010 | — | — | 121,214(6)(7) | 6,143,126 |
| | | | | | | 2/23/2009 | 19,230(8) | 974,576 | — | — |
| | | | | | | 6/5/2008 | 29,225(3) | 1,481,123 | — | — |
| Larry C. Renfro | 2/9/2010 | 19,006 | 57,018(3) | 33.0000 | 2/9/2020 | 2/9/2011 | 54,163(4) | 2,744,930 | — | — |
| Executive Vice | 2/3/2009 | 46,400 | 46,400(5) | 29.7400 | 2/3/2019 | 2/9/2011 | 60,180(9) | 3,049,922 | — | — |
| President and Chief | | | | | | 2/9/2011 | — | — | 80,225(6) | 4,065,803 |
| Executive Officer, | | | | | | 2/9/2010 | 22,728(7) | 1,151,855 | — | — |
| Optum | | | | | | 2/9/2010 | — | — | 121,214(6)(7) | 6,143,126 |
| | | | | | | 2/3/2009 | 53,300(7) | 2,701,244 | — | — |

| | Option/SAR Awards | | | | | Stock Awards | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Name | Date of Option/ SAR Grant | Number of Securities Underlying Unexercised Options/ SARs (#) Exercisable | Number of Securities Underlying Unexercised Options/ SARs (#) Unexercisable | Option/ SAR Exercise/ Grant Price ($) | Option/ SAR Expiration Date (1) | Stock Award Grant Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($) (2) | Equity Incentive Plan Awards: Number of Unearned Shares or Units That Have Not Vested (#) | Equity Incentive Plan Awards: Market Value of Unearned Shares or Units That Have Not Vested ($) (2) |
| Anthony Welters | 2/9/2010 | 19,006 | 57,018(3) | 33.0000 | 2/9/2020 | 2/9/2011 | 52,837(4) | 2,677,779 | — | — |
| Executive Vice | 2/23/2009 | — | 56,560(5) | 29.7400 | 2/23/2019 | 2/9/2011 | — | — | 80,225(6) | 4,065,803 |
| President | 6/5/2008 | 23,639 | 21,212(3) | 33.9400 | 6/5/2018 | 2/9/2010 | 22,728(7) | 1,151,855 | — | — |
| | 5/28/2007 | — | 25,000(10) | 54.4100 | 5/28/2017 | 2/9/2010 | — | — | 121,214(6)(7) | 6,143,126 |
| | 5/28/2007 | 150,000 | — | 54.4100 | 5/28/2017 | 2/23/2009 | 19,230(8) | 974,576 | — | — |
| | 5/2/2006 | 100,000 | — | 48.5800 | 5/2/2016 | 6/5/2008 | 17,087(3) | 865,969 | — | — |
| | 10/31/2005 | 40,000 | — | 60.0700 | 10/31/2015 | | | | | |
| | 5/2/2005 | 100,000 | — | 48.5700 | 5/2/2015 | | | | | |
| | 11/4/2004 | 270,000 | — | 42.8650 | 11/4/2014 | | | | | |
| George L. Mikan III | 2/9/2010 | 19,006 | 57,018(3) | 33.0000 | 2/9/2020 | 2/9/2011 | 54,163(4) | 2,744,930 | — | — |
| Former Executive | 2/23/2009 | 56,562 | 56,560(5) | 29.7400 | 2/23/2019 | 2/9/2011 | 60,180(9) | 3,049,922 | — | — |
| Vice President and | 6/5/2008 | 152,732 | 50,910(3) | 33.9400 | 6/5/2018 | 2/9/2011 | — | — | 80,225(6) | 4,065,803 |
| Chief Financial | 5/28/2007 | — | 75,000 (10) | 54.4100 | 5/28/2017 | 2/9/2010 | 22,728(7) | 1,151,855 | — | — |
| Officer | 5/28/2007 | 175,000 | — | 54.4100 | 5/28/2017 | 2/9/2010 | — | — | 121,214(6) | 6,143,126 |
| | 5/2/2006 | 125,000 | — | 48.5800 | 5/2/2016 | 2/23/2009 | 19,230(8) | 974,576 | — | — |
| | 10/31/2005 | 45,000 | — | 60.0700 | 10/31/2015 | 6/5/2008 | 9,113(3) | 461,847 | — | — |
| | 5/2/2005 | 100,000 | — | 48.5700 | 5/2/2015 | | | | | |
| | 11/4/2004 | 190,000 | — | 42.8650 | 11/4/2014 | | | | | |
| | 5/10/2004 | 150,000 | — | 30.7050 | 5/10/2014 | | | | | |

(1) The expiration date shown is the latest date that options/SARs may be exercised. Options/SARs may terminate earlier in certain circumstances, such as in connection with the named executive officer's termination of employment.

(2) Based on the per share closing market price of our common stock on December 31, 2011 of $50.68.

(3) Vest 25% annually over a four-year period beginning on the first anniversary of the grant date.

(4) Vest 33-1/3% on February 9, 2012, December 28, 2012 and February 9, 2014, other than for retirement eligible executive officers. A portion of a retirement eligible executive officer's award that otherwise would have vested on the next anniversary of the grant date is cancelled to pay applicable FICA taxes owed by the executive. The cancellation occurs in the year of grant if the executive officer is retirement eligible during that year or in the first year the executive officer becomes retirement eligible. The remainder of the award vests proportionally over the remaining vesting period. Messrs. Hemsley and Welters are retirement eligible. These RSUs are eligible to and did receive dividend equivalents converted into additional shares; accordingly, the number of shares shown has been rounded to the nearest whole share. For more information on RSUs cancelled in 2011, please see "2011 Option Exercises and Stock Vested" table.

(5) Vest 25% annually over a four-year period beginning on February 3, 2010.

(6) Vest 100% at the end of the three-year performance period. The number of performance shares that the executive officer will receive is dependent upon the achievement of a cumulative EPS metric and an average return on equity metric approved by the Compensation Committee. The number of performance shares reported above for 2011 is at 150% of the target number established by the Compensation Committee because we currently believe that is the probable outcome of the performance conditions based on the Company's performance through December 31, 2011. The number of performance shares reported above for 2010 is the maximum number established by the Compensation Committee because we believe that payout at maximum is the probable outcome of the performance conditions based on the Company's performance through December 31, 2011.

(7) Vest 25% annually over a four-year period beginning on the first anniversary of the grant date, other than for retirement eligible executive officers. A portion of a retirement eligible executive officer's award that otherwise would have vested on the next anniversary of the grant date is cancelled to pay applicable FICA taxes owed by the executive. The cancellation occurs in the year of grant if the executive officer is retirement eligible during that year or in the first year the executive officer becomes retirement eligible. The remainder of the award vests proportionally over the remaining vesting period. Mr. Hemsley was retirement eligible on the grant date and Mr. Welters became retirement eligible in 2010.

(8) Vest 25% annually over a four-year period beginning on February 3, 2010, other than for retirement eligible executive officers. A portion of a retirement eligible executive officer's award that otherwise would have vested on the next anniversary of the grant date is cancelled to pay applicable FICA taxes owed by the executive. The cancellation occurs in the year of grant if the executive officer is retirement eligible during that year or in the first year the executive officer becomes retirement eligible. The remainder of the award vests proportionally over the remaining vesting period. Mr. Hemsley was retirement eligible on the grant date and Mr. Welters became retirement eligible in 2010.

(9) Vest 100% on the fourth anniversary of the grant date. These RSUs are eligible to and did receive dividend equivalents converted into additional shares; accordingly, the number of shares shown has been rounded to the nearest whole share.

(10) Vest 100% on the sixth anniversary of the grant date.

***2011 Option Exercises and Stock Vested***

The following table presents information regarding the exercise of stock options during 2011 by our named executive officers and vesting of restricted stock awards held by our named executive officers for fiscal 2011.

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| **Name** | **Number of Shares Acquired on Exercise (#)** | **Value Realized on Exercise ($) (1)** | **Number of Shares Acquired on Vesting (#)** | **Value Realized on Vesting ($)** |
| Stephen J. Hemsley . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .<br>President and Chief Executive Officer | 1,200,000 | 28,829,810(2) | 257,514 | 12,851,000 (3) |
| David S. Wichmann . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .<br>Executive Vice President and Chief Financial Officer | 300,000 | 9,912,270(4) | 180,151 | 8,974,680 (5) |
| Gail K. Boudreaux . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .<br>Executive Vice President and Chief Executive Officer, UnitedHealthcare | — | — | 200,263 | 9,957,151 (6) |
| Larry C. Renfro . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .<br>Executive Vice President and Chief Executive Officer, Optum | — | — | 34,226 | 1,465,738 (7) |
| Anthony Welters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .<br>Executive Vice President . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 96,562 | 1,631,685(8) | 187,990 | 9,368,334 (9) |
| George L. Mikan III . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .<br>Former Executive Vice President and Chief Financial Officer | 145,000 | 3,673,217(10) | 180,151 | 8,974,680 (11) |

(1) Computed by determining the market value per share of the shares acquired based on the difference between: (a) the per share market value of our common stock at exercise, defined as the closing price on the date of exercise, or the weighted average selling price if same-day sales occurred, and (b) the exercise price of the options.

(2) Mr. Hemsley's value was computed as described in note (1) above and was based on the following:

| Date of Award | Exercise Date | Number of Options Exercised | Stock Splits Since Date of Award | Market Price at Exercise | Exercise Price |
|---|---|---|---|---|---|
| 1/7/2002 | 10/26/2011 | 550,000 | 4:1 | $49.0037 | $25.0925 |
| 1/7/2002 | 10/27/2011 | 650,000 | 4:1 | $49.2135 | $25.0925 |

(3) Reflects the vesting of a portion of the RSUs granted to Mr. Hemsley. The value realized on vesting was computed based on the following:

| Date of Award | Vesting Date | Number of Shares Acquired on Vesting | Market Price at Vesting | Value Realized on Vesting |
|---|---|---|---|---|
| 2/23/2009 | 2/3/2011 | 14,423 | $43.04 | $620,766 |
| 2/9/2010 | 2/9/2011 | 10,242 | $42.07 | $430,881 |

Also reflects the performance shares earned for the 2009 – 2011 performance period that ended on December 31, 2011 because performance targets were met. The value shown as realized on 12/31/2011 is based on the number of shares earned for the 2009 – 2011 performance period using the per share closing market price of our common stock on December 31, 2011, although shares were not issued until Committee certification of results on February 7, 2012:

| Date of Award | Performance Period Completion Date | Number of Shares Acquired on Vesting | Market Price at end of Performance Period | Value Realized on Vesting |
|---|---|---|---|---|
| 2/23/2009 | 12/31/2011 | 230,770 | $50.68 | $11,695,424 |

Also reflects the cancellation on December 21, 2011 of 2,079 RSUs granted on February 9, 2011 with a value of $103,929 for the payment of FICA tax liability. The value realized was computed based on a closing stock price of $49.99 on December 21, 2011.

(4) Mr. Wichmann's value was computed as described in note (1) above and was based on the following:

| Date of Award | Exercise Date | Number of Options Exercised | Stock Splits Since Date of Award | Market Price at Exercise | Exercise Price |
|---|---|---|---|---|---|
| 1/7/2002 | 10/28/2011 | 300,000 | 4:1 | $48.8784 | $18.2375 |

(5) Reflects the vesting of a portion of the RSUs granted to Mr. Wichmann. The value realized on vesting was computed based on the following:

| Date of Award | Vesting Date | Number of Shares Acquired on Vesting | Market Price at Vesting | Value Realized on Vesting |
|---|---|---|---|---|
| 2/23/2009 | 2/3/2011 | 9,616 | $43.04 | $413,873 |
| 2/9/2010 | 2/9/2011 | 7,576 | $42.07 | $318,722 |
| 6/5/2008 | 6/5/2011 | 9,113 | $48.85 | $445,170 |

Also reflects the performance shares earned for the 2009 – 2011 performance period that ended on December 31, 2011 because performance targets were met. The value shown as realized on 12/31/2011 is based on the number of shares earned for the 2009 – 2011 performance period using the per share closing market price of our common stock on December 31, 2011, although shares were not issued until Committee certification of results on February 7, 2012:

| Date of Award | Performance Period Completion Date | Number of Shares Acquired on Vesting | Market Price at end of Performance Period | Value Realized on Vesting |
|---|---|---|---|---|
| 2/23/2009 | 12/31/2011 | 153,846 | $50.68 | $7,796,915 |

(6) Reflects the vesting of a portion of the RSUs granted to Ms. Boudreaux. The value realized on vesting was computed based on the following:

| Date of Award | Vesting Date | Number of Shares Acquired on Vesting | Market Price at Vesting | Value Realized on Vesting |
|---|---|---|---|---|
| 2/23/2009 | 2/3/2011 | 9,616 | $43.04 | $ 413,873 |
| 2/9/2010 | 2/9/2011 | 7,576 | $42.07 | $ 318,722 |
| 6/5/2008 | 6/5/2011 | 29,225 | $48.85 | $1,427,641 |

Also reflects the performance shares earned for the 2009 – 2011 performance period that ended on December 31, 2011 because performance targets were met. The value shown as realized on 12/31/2011 is based on the number of shares earned for the 2009 – 2011 performance period using the per share closing market price of our common stock on December 31, 2011, although shares were not issued until Committee certification of results on February 7, 2012:

| Date of Award | Performance Period Completion Date | Number of Shares Acquired on Vesting | Market Price at end of Performance Period | Value Realized on Vesting |
|---|---|---|---|---|
| 2/23/2009 | 12/31/2011 | 153,846 | $50.68 | $7,796,915 |

(7) Reflects the vesting of a portion of the RSUs granted to Mr. Renfro. The value realized on vesting was computed based on the following:

| Date of Award | Vesting Date | Number of Shares Acquired on Vesting | Market Price at Vesting | Value Realized on Vesting |
|---|---|---|---|---|
| 2/3/2009 | 2/3/2011 | 26,650 | $43.04 | $1,147,016 |
| 2/9/2010 | 2/9/2011 | 7,576 | $42.07 | $ 318,722 |

(8) Mr. Welter's value was computed as described in note (1) above and was based on the following:

| Date of Award | Exercise Date | Number of Options Exercised | Market Price at Exercise | Exercise Price |
|---|---|---|---|---|
| 2/23/2009 | 7/25/2011 | 5,000 | $51.63 | $29.74 |
| 6/5/2008 | 12/13/2011 | 40,000 | $48.20 | $33.94 |
| 2/23/2009 | 12/13/2011 | 51,562 | $48.20 | $29.74 |

(9) Reflects the vesting of a portion of the RSUs granted to Mr. Welters. The value realized on vesting was computed based the following:

| Date of Award | Vesting Date | Number of Shares Acquired on Vesting | Market Price at Vesting | Value Realized on Vesting |
|---|---|---|---|---|
| 2/23/2009 | 2/3/2011 | 8,904 | $43.04 | $383,228 |
| 2/9/2010 | 2/9/2011 | 6,828 | $42.07 | $287,254 |
| 6/5/2008 | 6/5/2011 | 17,087 | $48.85 | $834,700 |

Also reflects the performance shares earned for the 2009 – 2011 performance period that ended on December 31, 2011 because performance targets were met. The value shown as realized on 12/31/2011 is based on the number of shares earned for the 2009 – 2011 performance period using the per share closing market price of our common stock on December 31, 2011, although shares were not issued until Committee certification of results on February 7, 2012:

| Date of Award | Performance Period Completion Date | Number of Shares Acquired on Vesting | Market Price at end of Performance Period | Value Realized on Vesting |
|---|---|---|---|---|
| 2/23/2009 | 12/31/2011 | 153,846 | $50.68 | $7,796,915 |

Also reflects the cancellation on December 21, 2011 of 1,325 RSUs granted on February 9, 2011 with a value of $66,237 for the payment of FICA tax liability. The value realized was computed based on a closing stock price of $49.99 on December 21, 2010.

(10) Mr. Mikan's value was computed as described in note (1) above and was based on the following:

| Date of Award | Exercise Date | Number of Options Exercised | Stock Splits Since Date of Award | Market Price at Exercise | Exercise Price |
|---|---|---|---|---|---|
| 10/28/2003 | 5/2/2011 | 17,500 | 2:1 | $49.3693 | $26.175 |
| 10/28/2003 | 5/2/2011 | 52,500 | 2:1 | $49.4856 | $ 28.10 |
| 2/12/2003 | 5/2/2011 | 75,000 | 4:1 | $49.3193 | $20.725 |

(11) Reflects the vesting of a portion of the RSUs granted to Mr. Mikan. The value realized on vesting was computed based on the following:

| Date of Award | Vesting Date | Number of Shares Acquired on Vesting | Market Price at Vesting | Value Realized on Vesting |
|---|---|---|---|---|
| 2/23/2009 | 2/3/2011 | 9,616 | $43.04 | $413,873 |
| 2/9/2010 | 2/9/2011 | 7,576 | $42.07 | $318,722 |
| 6/5/2008 | 6/5/2011 | 9,113 | $48.85 | $445,170 |

Also reflects the performance shares earned for the 2009 – 2011 performance period that ended on December 31, 2011 because performance targets were met. The value shown as realized on 12/31/2011 is based on the number of shares earned for the 2009 – 2011 performance period using the per share closing market price of our common stock on December 31, 2011, although shares were not issued until Committee certification of results on February 7, 2012:

| Date of Award | Performance Period Completion Date | Number of Shares Acquired on Vesting | Market Price at end of Performance Period | Value Realized on Vesting |
|---|---|---|---|---|
| 2/23/2009 | 12/31/2011 | 153,846 | $50.68 | $7,796,915 |

### *2011 Pension Benefits*

The following table presents information regarding the present value of accumulated benefits payable under our non-qualified defined-benefit pension plans covering our named executive officers for fiscal 2011.

| Name | Plan Name | Number of Years Credited Service (#) | Present Value of Accumulated Benefit ($) | Payments During Last Fiscal Year ($) |
|---|---|---|---|---|
| Stephen J. Hemsley . . . . . . . . . . . President and Chief Executive Officer | Individual Agreement for Supplemental Executive Retirement Pay | — (1) | 10,703,229(1) | — |
| David S. Wichmann . . . . . . . . . . . Executive Vice President and Chief Financial Officer | N/A | — | — | — |
| Gail K. Boudreaux . . . . . . . . . . . . Executive Vice President and Chief Executive Officer, UnitedHealthcare | N/A | — | — | — |
| Larry C. Renfro . . . . . . . . . . . . . . Executive Vice President and Chief Executive Officer, Optum | N/A | — | — | — |
| Anthony Welters . . . . . . . . . . . . . . Executive Vice President | N/A | — | — | — |
| George L. Mikan III . . . . . . . . . . . Former Executive Vice President and Chief Financial Officer | N/A | — | — | — |

(1) Upon termination of Mr. Hemsley's employment for any reason, a lump-sum benefit of $10,703,229 will be paid six months and one day after his termination. In the event of Mr. Hemsley's death prior to payment of his entire supplemental retirement benefit, his surviving spouse will receive any unpaid benefit. The dollar amount of this lump sum benefit was frozen in 2006 and will not vary, regardless of Mr. Hemsley's age, years of service or average compensation at the time of his actual termination.

### *2011 Non-Qualified Deferred Compensation*

The following table presents information as of the end of 2011 regarding the non-qualified deferred compensation arrangements for our named executive officers for fiscal 2011.

| Name (a) | Executive Contributions in Last FY ($) (1) (2) (b) | Registrant Contributions in Last FY ($) (1) (3) (c) | Aggregate Earnings in Last FY ($) (4) (d) | Aggregate Withdrawals/ Distributions ($) (5) (e) | Aggregate Balance at Last FYE ($) (1) (f) |
|---|---|---|---|---|---|
| Stephen J. Hemsley ............... President and Chief Executive Officer | 282,000 | 141,000 | 127,511 | — | 7,766,319 |
| David S. Wichmann ................ Executive Vice President and Chief Financial Officer | 133,615 | 66,808 | 29,431 | — | 1,847,201 |
| Gail K. Boudreaux ................. Executive Vice President and Chief Executive, UnitedHealthcare | 189,615 | 66,808 | (7,979) | — | 721,159 |
| Larry C. Renfro ................... Executive Vice President and Chief Executive Officer, Optum | 49,615 | 24,808 | 1,021 | — | 141,122 |
| Anthony Welters .................. Executive Vice President | 128,538 | 64,269 | 13,813 | — | 1,100,740 |
| George L. Mikan .................. Former Executive Vice President and Chief Financial Officer | 133,615 | 66,808 | (35,086) | — | 1,058,970 |

(1) All amounts in columns (b) and (c) have been reported as compensation. In addition to the amounts shown in columns (b) and (c), column (f) includes the following amounts reported in the summary compensation table for prior years:

| Name | Amount Previously Reported |
|---|---|
| Stephen J. Hemsley ................................................ | $5,740,876 |
| David S. Wichmann ................................................ | $ 756,079 |
| Gail K. Boudreaux ................................................ | $ 234,500 |
| Larry C. Renfro ................................................ | $ 61,754 |
| Anthony Welters ................................................ | $ 555,750 |
| George L. Mikan III ................................................ | $ 669,316 |

(2) Named executive officers are eligible to participate in our Executive Savings Plan, which is a non-qualified deferred compensation plan. Under the plan, employees may generally defer up to 80% of their eligible annual base salary (100% prior to January 1, 2007) and up to 100% of their annual and long-term cash incentive awards. Amounts deferred, including Company credits, are credited to a bookkeeping account maintained for each participant, and are distributable pursuant to an election made by the participant as to time and form of payment that is made prior to the time of deferral. The Company maintains a Rabbi Trust for the plan. The Company's practice is to set aside amounts in the Rabbi Trust to be used to pay for all benefits under the plan, but the Company is under no obligation to do so except in the event of a change in control.

(3) For the first 6% of the employee's base salary and annual incentive award deferrals under our Executive Savings Plan, the Company provides a matching credit of up to 50% of amounts deferred at the time of each deferral. This matching credit does not apply to deferrals of long-term cash incentive awards, or other special incentive awards.

(4) Amounts deferred are credited with earnings from measuring investments selected by the employee from a collection of unaffiliated mutual funds identified by the Company. The Executive Savings Plan does not credit above-market earnings or preferential earnings to amounts deferred.

(5) Under our Executive Savings Plan, unless an employee in the plan elects to receive distributions during the term of his or her employment with the Company, benefits will be paid no earlier than at the beginning of the year following the employee's termination. However, upon a showing of severe financial hardship, an employee may be allowed to access funds in his or her deferred compensation account earlier. Benefits can be received either as a lump sum payment, in five or ten annual installments, in pre-selected amounts and on pre-selected dates, or a combination thereof. An employee may change his or her election with respect to the timing and form of distribution for such deferrals under certain conditions. However, for deferrals relating to services performed on or after January 1, 2004, employees may not accelerate the timing of the distributions.

***Executive Employment Agreements***

We have entered into an employment agreement with each of the named executive officers.

**Stephen J. Hemsley**

On November 7, 2006, the Board of Directors entered into an employment agreement with Mr. Hemsley to serve as President and CEO. On December 14, 2010, the employment agreement was amended to extend the employment period to December 1, 2014. The employment agreement will extend automatically for additional one-year periods after December 1, 2014 unless sooner terminated in accordance with the terms of the employment agreement. During the period of his employment, the Board of Directors will nominate Mr. Hemsley for election to the Board of Directors by the shareholders of the Company.

Under the employment agreement, Mr. Hemsley receives a base salary of $1,300,000, with any increases at the sole discretion of the Compensation Committee and ultimately the independent members of the Board of Directors. The employment agreement does not set any minimum or target level for any bonus or other incentive compensation. All bonus and incentive compensation awards are solely at the discretion of the Compensation Committee. Mr. Hemsley is eligible to participate in the Company's generally available employee benefit programs.

Upon termination of Mr. Hemsley's employment for any reason, he is entitled to a previously accrued and vested lump sum supplemental retirement benefit of $10,703,229 to be paid six months and one day after his termination.

If Mr. Hemsley's employment is terminated by the Company without Cause, other than upon expiration of the term of the employment agreement, or by Mr. Hemsley for Good Reason, the Company will pay Mr. Hemsley a lump sum in an amount equal to his annual base salary for the longer of the remainder of the term under the employment agreement or twelve months.

If Mr. Hemsley's employment is terminated because of his death or permanent disability, the Company will pay him or his beneficiaries a lump sum in an amount equal to two years' total compensation of base salary plus the average bonus for the last two calendar years, excluding any special or one-time bonus or incentive compensation payments.

If Mr. Hemsley is terminated by the Company for Cause, by Mr. Hemsley without Good Reason or because of his retirement or upon expiration of the term of the employment agreement, he will not be entitled to any further compensation from the Company other than earned but unpaid salary and benefits.

As defined in the employment agreement, "Cause" generally means willful and continued failure to perform his duties after written notice and a failure to remedy the deficiency, a violation of the Company's Code of Conduct that is materially detrimental to the Company and is not remedied after written notice, engaging in fraud, material dishonesty or gross misconduct in connection with the Company's business, conviction of a felony or willful and material breach of the employment agreement that is not remedied after written notice. As defined in the employment agreement, "Good Reason" generally means an assignment of duties inconsistent with his position or duties or other diminution of duties, a relocation of primary work location by more than 25 miles, failure by the Board of Directors to elect Mr. Hemsley as CEO, failure by the Board of Directors to nominate Mr. Hemsley to serve on the Board of Directors, the Company's failure to pay or provide Mr. Hemsley's base salary, incentive compensation or other benefits, or any other material breach of Mr. Hemsley's employment agreement that is not remedied.

Pursuant to the employment agreement, Mr. Hemsley is subject to provisions prohibiting his solicitation of the Company's employees and customers or competing with the Company during the term of the employment agreement and the longer of two years following termination or the period that severance payments are made to him under the employment agreement. In addition, he is prohibited at all times from disclosing confidential information related to the Company.

**Gail K. Boudreaux, David S. Wichmann, Larry C. Renfro and Anthony Welters**

Ms. Boudreaux entered into an employment agreement with the Company on April 8, 2008, which agreement was amended and restated most recently on August 8, 2011. Mr. Wichmann entered into an employment agreement with the Company that was effective December 1, 2006 and was amended and restated most recently effective as of December 31, 2008. Mr. Renfro entered into an employment agreement with the Company that was effective January 29, 2009 and was amended and restated most recently October 25, 2011. Mr. Welters entered into an employment agreement with the Company on April 17, 2007, which agreement was amended and restated most recently effective as of December 31, 2008. The titles of these executive officers are specified in the "2011 Summary Compensation Table" above.

Under their respective employment agreements, Ms. Boudreaux and Messrs. Wichmann, Renfro and Welters report to the President and CEO of the Company and receive base salaries with any adjustments at the discretion of the Compensation Committee. These executive officers are eligible to participate in the Company's incentive compensation plans. The target and maximum amount of any actual bonus payable to each executive officer is in the discretion of the Compensation Committee. These executive officers also are eligible to receive stock-based awards in the discretion of the Compensation Committee and to participate in the Company's generally available employee benefit programs. During the term of their respective employment, in addition to the Company's generally available benefits, the Company will provide each executive officer, at the Company's expense, a $2 million face value term life insurance policy. Ms. Boudreaux and Messrs. Renfro and Welters also participate in a long-term disability policy, at the Company's expense, which provides an annual benefit that covers 60% of eligible base salary in the event of a qualifying long-term disability, subject to the terms of the policy.

The employment agreements for Ms. Boudreaux and Mr. Renfro also contain provisions for equity awards and bonuses in connection with commencement of employment.

Each employment agreement and each executive officer's employment may be terminated (a) at any time by mutual agreement or, with prior written notice, by the Company with or without Cause, (b) at any time by the executive officer with or without Good Reason and (c) upon the executive officer's death or disability that renders him or her incapable of performing the essential functions of his job, with or without reasonable accommodation. If an executive officer's employment is terminated by the Company without Cause or by the executive officer for Good Reason, the Company will provide the executive officer with outplacement services consistent with those provided to similarly situated executives and pay the executive officer severance compensation equal to the sum of (a) 200% of his annualized base salary as of his or her termination date, (b) 200% of the average of his or her last two calendar years' bonus, excluding any equity awards and any special or one-time bonus or incentive compensation payments (except that if termination occurs within two years following the effective date of Mr. Renfro's employment agreement, the amount payable to Mr. Renfro will be 200% of his target incentive), and (c) $12,000 to offset the costs of benefit continuation coverage. The severance compensation will be payable over a 24-month period for Ms. Boudreaux and Mr. Welters and over a 12-month period for Mr. Renfro.

For purposes of each applicable employment agreement, "Cause" generally means (a) material failure to follow the Company's reasonable direction or to perform any duties reasonably required on material matters, (b) a material violation of, or failure to act upon or report known or suspected violations of, the Company's Principles of Integrity and Compliance, (c) conviction of a felony, commission of any criminal, fraudulent or dishonest act or any conduct that is materially detrimental to the interests of the Company, or (d) material breach of the employment agreement. The employment agreement provides that the Company will, within 120 days of the discovery of the conduct constituting Cause, give the executive officer written notice specifying the conduct constituting Cause in reasonable detail and the executive officer will have 60 days to remedy the conduct, if the conduct is reasonably capable of being remedied. In any instance where the Company may have grounds for Cause, failure by the Company to provide written notice of the grounds for Cause within 120 days of discovery will be a waiver of its right to assert the subject conduct as a basis for termination for Cause.

For purposes of each applicable employment agreement, "Good Reason" will generally exist if the Company (a) reduces the executive officer's base salary or long- or short-term target bonus percentage other than in connection with a general reduction affecting a group of similarly situated employees, (b) moves the executive officer's primary work location more than 50 miles, (c) makes changes that substantially diminish the executive officer's duties or responsibilities, or (d) changes the executive officer's reporting relationship away from the President and CEO of the Company. The employment agreement provides that the executive officer must give the Company written notice specifying in reasonable detail the circumstances constituting Good Reason within 120 days of becoming aware of the circumstances, or those circumstances will not constitute Good Reason. If the circumstances constituting Good Reason are reasonably capable of being remedied, the Company will have 60 days to remedy the circumstances.

Pursuant to their respective employment agreements, each executive officer is subject to provisions prohibiting his or her solicitation of the Company's employees or competing with the Company during the term of the employment agreement and two years following termination for any reason. In addition, each executive officer is prohibited at all times from disclosing confidential information related to the Company.

### *Potential Payments Upon Termination or Change-in-Control*

The following table describes the potential payments to named executive officers upon termination of employment or a change-in-control of the Company as of December 31, 2011. Amounts are calculated based on the benefits available to the named executive officers under existing plans and arrangements, including each of their employment agreements described under "Executive Employment Agreements."

| | For Good Reason or Not For Cause ($) | Death ($) | Disability ($) | Voluntary Termination or Retirement ($) | Change-in-Control ($) |
|---|---|---|---|---|---|
| **Stephen J. Hemsley** | | | | | |
| Cash Payments | 3,791,667 | 7,950,000 | 7,950,000 | — | — |
| Annual Cash Incentive (1) | — | 4,550,000 | 4,550,000 | 4,550,000 | — |
| Long-Term Cash Incentive (2) | — | 2,600,000 | 2,600,000 | 2,600,000 | 2,600,000 |
| SERP | 10,703,229 | 10,703,229 | 10,703,229 | 10,703,229 | 10,703,229 |
| Insurance Benefits | — | — | 420,000 | — | — |
| Acceleration of Equity (3) | 19,466,504 | 15,119,883 | 15,119,883 | 19,466,504 | 19,466,504 |
| **Total** (4) | 33,961,400 | 40,923,112 | 41,343,112 | 37,319,733 | 32,769,733 |
| **David S. Wichmann** | | | | | |
| Cash Payments | 4,012,000 | — | — | — | — |
| Annual Cash Incentive (1) | — | 2,550,000 | 2,550,000 | 2,550,000 | — |
| Long-Term Cash Incentive (2) | — | 1,555,128 | 1,555,128 | 1,555,128 | 1,555,128 |
| Insurance Benefits | — | 2,000,000 | 420,000 | — | — |
| Acceleration of Equity (3) | 12,525,013 | 14,379,057 | 14,379,057 | — | 17,209,890 |
| **Total** (4) | 16,537,013 | 20,484,185 | 18,904,185 | 4,105,128 | 18,765,018 |
| **Gail K. Boudreaux** | | | | | |
| Cash Payments | 4,162,000 | — | — | — | — |
| Annual Cash Incentive (1) | — | 2,550,000 | 2,550,000 | 2,550,000 | — |
| Long-Term Cash Incentive (2) | — | 1,555,128 | 1,555,128 | 1,555,128 | 1,555,128 |
| Insurance Benefits | — | 2,000,000 | 420,000 | — | — |
| Acceleration of Equity (3) | 13,232,339 | 15,086,384 | 15,086,384 | — | 17,917,216 |
| **Total** (4) | 17,394,339 | 21,191,512 | 19,611,512 | 4,105,128 | 19,472,344 |
| **Larry C. Renfro** | | | | | |
| Cash Payments | 4,012,000 | — | — | — | — |
| Annual Cash Incentive (1) | — | 2,550,000 | 2,550,000 | 2,550,000 | — |
| Long-Term Cash Incentive (2) | — | 1,492,564 | 1,492,564 | 1,492,564 | 1,492,564 |
| Insurance Benefits | — | 2,000,000 | 420,000 | — | — |
| Acceleration of Equity (3) | 9,264,970 | 14,578,894 | 14,578,894 | — | 17,409,727 |
| **Total** (4) | 13,276,970 | 20,621,458 | 19,041,458 | 4,042,564 | 18,902,291 |
| **Anthony Welters** | | | | | |
| Cash Payments | 3,812,000 | — | — | — | — |
| Annual Cash Incentive (1) | — | 2,250,000 | 2,250,000 | 2,250,000 | — |
| Long-Term Cash Incentive (2) | — | 1,451,710 | 1,451,710 | 1,451,710 | 1,451,710 |
| Insurance Benefits | — | 2,000,000 | 420,000 | — | — |
| Acceleration of Equity (3) | 13,999,186 | 11,168,354 | 11,168,354 | 12,778,128 | 13,999,186 |
| **Total** (4) | 17,811,186 | 16,870,064 | 15,290,064 | 16,479,838 | 15,450,896 |
| **George L. Mikan III** | | | | | |
| Cash Payments | 4,024,000 | — | — | — | — |
| Annual Cash Incentive (1) | — | 2,550,000 | 2,550,000 | 2,550,000 | — |
| Long-Term Cash Incentive (2) | — | 1,555,128 | 1,555,128 | 1,555,128 | 1,555,128 |
| Insurance Benefits | — | 2,000,000 | 420,000 | — | — |
| Acceleration of Equity (3) | 12,525,013 | 14,379,057 | 14,379,057 | — | 17,209,890 |
| **Total** (4) | 16,549,013 | 20,484,185 | 18,904,185 | 4,105,128 | 18,765,018 |

(1) Represents the maximum amount the Compensation Committee may in its discretion determine, but is not required, to pay the executive officer (or the executive officer's estate, if applicable) based upon

a pro-rated portion of the award that the executive officer would have received but for the death, disability or retirement, calculated at the achievement of the maximum performance target, as more fully described in note (2) to the "2011 Grants of Plan-Based Awards" table.

(2) With respect to "For Good Reason or Not for Cause," "Death," "Disability" and "Retirement," represents the maximum amount the Compensation Committee may in its discretion determine, but is not required, to pay the executive officer (or the executive officer's estate, if applicable) based upon the portion of the incentive periods the executive officer served prior to death, disability or retirement and measurement of Company and executive performance based on performance through the end of the fiscal year of the Company which ends closest to the executive officer's date of death, disability or retirement, calculated at the achievement of the maximum performance target, as more fully described in note (3) to the "2011 Grants of Plan-Based Awards" table. With respect to "Change-in-Control," represents the amount payable by the Company or its successor to each executive officer (or credit to the named executive officer's account in the Company's Executive Savings Plan if a timely deferral election is in effect), which is a pro-rated portion of the maximum long-term cash incentive award for which the executive officer is eligible for, for each incentive period within 90 days of the occurrence.

(3) Represents the (i) unvested RSUs multiplied by the closing stock price on December 31, 2011 ($50.68), (ii) intrinsic value of the unvested stock options and SARs which is calculated based on the difference between the closing price of our stock on December 31, 2011 ($50.68), and the exercise or grant price of the unvested stock options and SARs as of that date, and (iii) the number of performance shares earned if target performance is achieved multiplied by the closing stock price on December 31, 2011 ($50.68). If maximum performance is achieved for the performance shares, the amounts for Acceleration of Equity would be (a) for "For Good Reason or Not for Cause," $28,290,146 for Mr. Hemsley; $18,307,094 for Mr. Wichmann; $19,014,421 for Ms. Boudreaux; $14,143,579 for Mr. Renfro; $19,781,268 for Mr. Welters; and $18,307,094 for Mr. Mikan; (b) for "Death" and "Disability," $19,596,904 for Mr. Hemsley; $17,330,306 for Mr. Wichmann; $18,037,632 for Ms. Boudreaux; $17,530,143 for Mr. Renfro; $14,119,602 for Mr. Welters; and $17,330,306 for Mr. Mikan; (c) for "Retirement," $28,290,146 for Mr. Hemsley; and $18,560,209 for Mr. Welters and (d) for "Change-in-Control," $28,290,146 for Mr. Hemsley; $22,991,971 for Mr. Wichmann; $23,699,298 for Ms. Boudreaux; $23,191,808 for Mr. Renfro; $19,781,268 for Mr. Welters; and $22,991,971 for Mr. Mikan.

For "For Good Reason or Not for Cause," the amount includes the value of unvested equity awards held by the named executive officer that will not immediately vest upon termination but will continue to vest through any applicable severance. For "Retirement," the amount includes the value of certain unvested equity awards granted in 2009 and 2010 that will continue to vest and be exercisable for a period of five years (but not after the award's expiration date). The value of the awards that will not immediately vest is based on their intrinsic values on December 31, 2011. However, because these awards would continue to vest after termination of employment or retirement, the actual value the named executive officer would receive is not determinable. At December 31, 2011, Mr. Hemsley and Mr. Welters had met the retirement eligibility provisions.

(4) Does not include value of benefits, plans or arrangements that would be paid or available following termination of employment that do not discriminate in scope, terms or operation in favor of our executive officers and that are generally available to all salaried employees or accrued balances under any non-qualified deferred compensation plan that is described above.

## PROPOSAL 2 – ADVISORY APPROVAL OF THE COMPANY'S EXECUTIVE COMPENSATION

The Board of Directors recognizes the significant interest of shareholders in executive compensation matters. We are seeking shareholders' views on our executive compensation philosophy and practices through an advisory vote on the following resolution at the Annual Meeting:

*Resolved, that the shareholders approve, on an advisory basis, the compensation of the named executive officers as disclosed in this proxy statement pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the compensation tables and the related narrative disclosures.*

The Compensation Discussion and Analysis, the compensation tables and the related narrative disclosures appear on pages 17-52 of this proxy statement.

As discussed in the Compensation Discussion and Analysis, the Board of Directors believes that our executive compensation program attracts and retains highly qualified executives while linking executive compensation directly to Company-wide performance. In deciding how to vote on this proposal, the Board of Directors asks you to consider the following key points with regard to our executive compensation program:

- ***We achieved strong performance in 2011 despite challenging business conditions.***
  - Revenues increased 8% to $101.9 billion from $94.2 billion in 2010;
  - Net earnings increased 11% to $5.1 billion from $4.6 billion in 2010;
  - Cash flow increased 11% to $7.0 billion as compared to $6.3 billion in 2010;
  - Earnings per share increased 15% to $4.73 per share from $4.10 per share in 2010; and
  - Total shareholder return was 42% compared to 2.1% for the S&P 500 generally.
- ***We pay for performance.*** A substantial portion of the total compensation of our executive officers is composed of annual and long-term incentive payments that require achievement of financial and non-financial outcomes that impact shareholder value.
- ***We reward long-term growth and sustained profitability.*** Compensation of our named executive officers is weighted heavily toward equity and long-term cash awards. In 2011, long-term (cash and equity) compensation represented between 65% and 80% of the total mix of compensation granted to named executive officers.
- ***We do not provide excise tax gross-ups.*** We do not provide excise tax gross-ups or executive-only perks such as company cars, security systems, financial planning or vacation homes to our named executive officers.
- ***We use tally sheets when approving compensation.*** The Compensation Committee reviews tally sheet information for each of our named executive officers to more effectively analyze the amount of compensation each executive officer has accumulated to date and to fully understand the amount the executive officer could accumulate in the future.
- ***Our pay practices align with sound risk management.***
  - Our annual cash bonus program includes a variety of financial and non-financial metrics that require substantial performance on a broad range of initiatives;
  - The Compensation Committee has capped the maximum amount of annual cash bonus and long-term cash bonus that can be earned under the respective plans;

- Our equity awards in 2011 included a mix of RSUs and performance shares to encourage sustained performance over time;
- We have stock ownership guidelines for our executive officers that require our CEO to own stock with a value of five times base salary and our other named executive officers to own stock with a value of two times base salary. Our CEO, Mr. Hemsley, owns stock with a value of 118 times his base salary as of March 1, 2012;
- We require our executive officers to retain one-third of net equity awards granted after October 2009 for a period of at least twelve months;
- We prohibit short sales of shares of our common stock by all directors and employees, including executive officers; and
- We have a clawback policy that deters misconduct or fraudulent behavior by recouping the entire bonus paid, not just the amount that would not have been earned.

- ***We use an independent compensation consultant.*** Our compensation consultant reports directly to the Compensation Committee and does not perform any work for management.

In addition, the Compensation Committee considered the results of the Company's first annual advisory vote to approve the Company's executive compensation, which was conducted at our 2011 Annual Meeting. At this meeting, more than 97% of the votes were cast in favor of the proposal. The Compensation Committee believes that this shareholder vote indicates strong support for our executive compensation program, and the committee therefore did not make any changes to the Company's compensation policies.

In addition to our annual advisory vote to approve the Company's executive compensation, we are committed to ongoing engagement with our shareholders on executive compensation and corporate governance issues. These engagement efforts take place throughout the year through meetings, telephone calls and correspondence involving our senior management, directors and representatives of our shareholders.

***For these reasons, the Board of Directors recommends that shareholders vote FOR the advisory vote to approve named executive officer compensation as disclosed in this proxy statement pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the compensation tables and the related narrative disclosures. Proxies will be voted FOR this proposal unless you specify otherwise.***

## DIRECTOR COMPENSATION

Our compensation and benefit program is designed to compensate our non-employee directors fairly for work required for a company of our size and scope and to align their interests with the long-term interests of our shareholders. Director compensation reflects our desire to attract, retain and use the expertise of highly qualified people serving on the Company's Board of Directors. The Compensation Committee reviews the compensation level of our non-employee directors on an annual basis and makes recommendations to the Board of Directors. Employee directors do not receive additional compensation for serving as a director.

The following table highlights the material elements of our director compensation program:

| Compensation Element | Compensation Value |
|---|---|
| Annual Cash Retainer | $125,000 |
| Annual Audit Committee Chair Cash Retainer | $15,000 |
| Annual Compensation Committee Chair Cash Retainer | $15,000 |
| Annual Nominating Committee Chair Cash Retainer | $10,000 |
| Annual Public Policy Committee Chair Cash Retainer | $10,000 |
| Annual Board Chair Cash Retainer | $300,000 |
| Annual Equity Award | $150,000 aggregate fair value of deferred stock units |
| Initial Equity Award to New Directors | 6,250 deferred stock units |
| Equity Conversion Program | Cash compensation converted into deferred stock units at the director's election |

### *Cash Compensation*

Director cash compensation is payable on a quarterly basis in arrears and prorated if the director did not serve the entire quarter. Directors may elect to convert cash compensation into equity or defer receipt of the cash compensation to a later date.

### *Equity-Based Compensation*

Non-employee directors receive grants of deferred stock under the 2011 Stock Incentive Plan (and received grants in 2011 under the 2002 Stock Incentive Plan prior to adoption of the 2011 Stock Incentive Plan). To continue to align the interests of directors with the long-term interests of our shareholders, each director is required to retain all deferred stock units granted until completion of his or her service on the Board of Directors. Upon completion of service, the deferred stock units convert to an equal number of shares of the Company's common stock. A director may defer receipt of the shares for up to ten years after completion of service.

### *Initial Equity Award*

A new director receives an initial one-time grant of 6,250 deferred stock units on the date of the director's appointment to the Board of Directors. The new director award vests at a rate of 25% per year for four years, subject to continued service on the Board of Directors on the vesting date. Each director is required to retain the deferred stock units until completion of his or her service on the Board of Directors.

### *Annual Equity Award*

Non-employee directors also receive an annual grant of deferred stock units having an annual aggregate fair value of $150,000. This grant is in consideration of general service and responsibilities and required meeting preparation. The grants are issued quarterly in arrears on the first business day following the end of each fiscal quarter and prorated if the director did not serve the entire quarter. The number of deferred stock units granted is determined by dividing $37,500 (the quarterly value of the annual equity award) by the closing stock price on the grant date, rounded up to the nearest share. These awards are vested immediately upon grant and must be held until the director's completion of his or her service on the Board of Directors.

***Deferred Stock Unit Dividends***

The Company pays dividend equivalents in the form of additional deferred stock units on all outstanding deferred stock units. Dividend equivalents are paid at the same rate and at the same time that dividends are paid to Company shareholders. The dividend equivalents are subject to the same vesting conditions as the underlying grant and must be held until the director's completion of his or her service on the Board of Directors.

***Stock Ownership Guidelines***

In 2010, we revised our director stock ownership guidelines. Under our stock ownership guidelines, we require non-employee directors to achieve ownership of shares of the Company's common stock (excluding stock options, but including vested deferred stock units and vested restricted stock units) having a fair market value equal to five times the directors' annual base cash retainer. Non-employee directors must comply with the stock ownership guidelines within five years of their appointment to the Board of Directors, other than directors serving in August 2010 who must comply with the new stock ownership guidelines by August 2015. Messrs. Ballard, Burke, Darretta, Leatherdale and Renwick, Ms. Hooper, and Drs. Shine and Wilensky have met the stock ownership requirement. Mr. Lawson is on track to achieve compliance with the stock ownership guidelines prior to February 2016, the fifth anniversary of his appointment to the Board of Directors.

***Other Compensation***

We reimburse directors for any out-of-pocket expenses incurred in connection with service as a director. We also provide health care coverage to incumbent directors but only if the director is not eligible for coverage under another group health care benefit program. Health care coverage is provided generally on the same terms and conditions as current employees. Upon retirement from the Board of Directors, current directors may continue to obtain health care coverage under benefit continuation coverage, and after the lapse of such coverage, under the Company's post-employment medical plan for up to a total of ninety-six months if they are otherwise eligible.

The Company maintains a program through which it will match up to $15,000 of charitable donations made by each director for each calendar year. The directors do not receive any financial benefit from this program because the charitable income tax deductions accrue solely to the Company. Donations under the program may not be made to family trusts, partnerships or similar organizations.

***Equity Conversion Program***

Directors may elect to convert any or all director cash compensation earned into deferred stock units, which must be held until completion of his or her service on the Board. The conversion grants are made on the day the eligible cash compensation becomes payable to the director and immediately vest upon grant. If a director elects to convert his or her cash compensation into deferred stock units, he or she receives the number of deferred stock units equal to the cash compensation foregone, divided by the fair market value of one share of our common stock on the date of grant, rounded up to the nearest share.

***Cash Deferral Plan***

Under our Directors' Compensation Deferral Plan ("Director Deferral Plan"), non-employee directors may elect annually to defer receipt of all or a percentage of their cash compensation.

Amounts deferred are credited to a bookkeeping account maintained for each director participant that uses a collection of unaffiliated mutual funds as measuring investments. Subject to certain additional rules set forth in the Director Deferral Plan, a participating director may elect to receive the distribution in one of the following ways:

- an immediate lump sum upon the completion of his or her service on the Board of Directors;
- a series of five or ten annual installments following the completion of his or her service on the Board of Directors;
- a delayed lump sum following either the fifth or tenth anniversary of the completion of his or her service on the Board of Directors; or
- pre-selected amounts to be distributed on pre-selected dates while the director remains a member of our Board of Directors.

***2011 Director Compensation Table***

The following table provides summary information for the year ended December 31, 2011 relating to compensation paid to or accrued by us on behalf of our non-employee directors who served in this capacity during 2011:

| Name | Fees Earned or Paid in Cash ($) (1) | Stock Awards ($) (2) | Option Awards ($) (3) | Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($) (4) | All Other Compensation ($) (5) | Total ($) |
|---|---|---|---|---|---|---|
| William C. Ballard, Jr. | 140,000 | 150,060 | — | — | 17,500 | 307,560 |
| Richard T. Burke | 425,000 | 150,060 | — | — | 25,892 | 600,952 |
| Robert J. Darretta | 125,000 | 150,053 | — | — | 2,500 | 277,553 |
| Michele J. Hooper | 135,000 | 150,060 | — | — | 16,380 | 301,440 |
| Rodger A. Lawson (6) | 80,625 | 359,091 | — | — | 23,178 | 462,894 |
| Douglas W. Leatherdale | 140,000 | 150,060 | — | — | 17,500 | 307,560 |
| Glenn M. Renwick | 125,000 | 150,053 | — | — | 17,500 | 292,553 |
| Kenneth I. Shine, M.D. | 125,000 | 150,067 | — | — | 17,500 | 292,567 |
| Gail R. Wilensky, Ph.D. | 135,000 | 150,060 | — | — | 17,500 | 302,560 |

(1) The amounts reported include the annual cash retainer earned in 2011 by the directors but elected by the directors to be converted into deferred stock units as follows: Mr. Darretta – $125,000 (2,843 deferred stock units); Mr. Renwick – $125,000 (2,843 deferred stock units); and Dr. Shine – $15,625 (421 deferred stock units). Mr. Leatherdale elected to defer all 2011 cash compensation under the Director Deferral Plan.

(2) The amounts reported reflect the aggregate grant date fair value of the stock awards granted in 2011 computed in accordance with FASB ASC Topic 718, based on the closing stock price on the grant date. The amounts reported include for each director the incremental aggregate grant date fair value of the annual equity award of deferred stock units granted quarterly and, for Messrs. Darretta and Renwick and Dr. Shine, the incremental aggregate grant date fair value of deferred stock units issued in lieu of cash compensation, because we round grants of deferred stock units up to the nearest whole share. For Mr. Lawson, the amount reported includes the aggregate grant date fair value of his initial equity award upon joining the Board of Directors in February 2011 of 6,250 deferred stock units, which vest over a period of four years.

The aggregate grant date fair values of the stock awards granted in 2011 (including, for Messrs. Darretta and Renwick and Dr. Shine, the deferred stock units issued in lieu of cash compensation) computed in accordance with FASB ASC Topic 718, based on the closing stock price on the grant date, are as follows:

| | 1/3/11 ($) | 2/8/11 ($) | 4/1/11 ($) | 7/1/11 ($) | 10/3/11 ($) |
|---|---|---|---|---|---|
| William C. Ballard, Jr. | 37,501 | — | 37,537 | 37,510 | 37,512 |
| Richard T. Burke | 37,501 | — | 37,537 | 37,510 | 37,512 |
| Robert J. Darretta* | 68,765 | — | 68,780 | 68,750 | 68,758 |
| Michele J. Hooper | 37,501 | — | 37,537 | 37,510 | 37,512 |
| Rodger A. Lawson | — | 262,313 | 21,756 | 37,510 | 37,512 |
| Douglas W. Leatherdale | 37,501 | — | 37,537 | 37,510 | 37,512 |
| Glenn M. Renwick* | 68,765 | — | 68,780 | 68,750 | 68,758 |
| Kenneth I. Shine, M.D*. | 53,133 | — | 37,537 | 37,510 | 37,512 |
| Gail R. Wilensky, Ph.D. | 37,501 | — | 37,537 | 37,510 | 37,512 |

* Includes the value of deferred stock units issued upon conversion of annual cash retainer as described in note (1) above.

As of December 31, 2011, our non-employee directors held outstanding restricted stock unit awards and deferred stock unit awards as follows:

| | Restricted Stock Units | Deferred Stock Units |
|---|---|---|
| William C. Ballard, Jr. | — | 9,832 |
| Richard T. Burke | — | 9,832 |
| Robert J. Darretta | 3,125 | 15,709 |
| Michele J. Hooper | 6,250 | 9,832 |
| Rodger A. Lawson | — | 8,401 |
| Douglas W. Leatherdale | — | 9,832 |
| Glenn M. Renwick | 3,125 | 15,709 |
| Kenneth I. Shine, M.D. | 6,250 | 11,765 |
| Gail R. Wilensky, Ph.D. | — | 9,832 |

(3) The Company did not grant stock option awards to directors in 2011. As of December 31, 2011, our non-employee directors held outstanding (and unexercised) option awards as follows: Mr. Ballard – 233,000 options; Mr. Burke – 271,140 options; Mr. Darretta – 56,621 options; Ms. Hooper – 35,000 options; Mr. Leatherdale – 264,310 options; Mr. Renwick – 33,929 options; Dr. Shine – 5,000 options; and Dr. Wilensky – 240,740 options.

(4) The Director Deferral Plan does not credit above-market earnings or preferential earnings to the amounts deferred. There are no measuring investments tied to Company stock performance. The measuring investments are a collection of unaffiliated mutual funds identified by the Company.

(5) In 2011, the Company matched charitable contributions made by directors to charitable organizations selected by directors pursuant to the Company's Board Matching Program as follows: Mr. Ballard – $15,000; Mr. Burke – $15,000; Ms. Hooper – $13,426; Mr. Lawson – $15,000; Mr. Leatherdale – $15,000; Mr. Renwick – $15,000; Dr. Shine – $15,000; and Dr. Wilensky – $15,000. In 2011, the Company also made a $2,500 contribution to a charitable organization selected by each director in lieu of 2010 holiday gifts. Mr. Lawson was not a director of the Company in 2010, so no holiday charitable contribution was made on his behalf. We also paid $8,392, $454 and $8,178 in health care premiums on behalf of Mr. Burke, Ms. Hooper and Mr. Lawson, respectively.

(6) Mr. Lawson was appointed to the Board of Directors on February 8, 2011.

## CERTAIN RELATIONSHIPS AND TRANSACTIONS

### *Approval or Ratification of Related-Person Transactions*

The Board of Directors has adopted a written Related-Person Transactions Approval Policy, which is administered by the Audit Committee. A copy of the policy is available on our website at *www.unitedhealthgroup.com*. Under the policy, "related-person" transactions are prohibited unless approved or ratified by the Audit Committee. In general, a related-person transaction is any transaction or series of transactions (or amendments thereto) directly or indirectly involving a director, executive officer or five-percent shareholder of the Company, or any of their respective immediate family members, in which the Company or its subsidiaries is directly or indirectly a participant and the amount involved exceeds $1.00 (or, in the case of a director, that is not deemed to be immaterial under the Company's Standards for Director Independence).

Related-person transactions under the policy do not include:

- Indemnification and advancement of expenses made pursuant to the Company's Articles of Incorporation or Bylaws or pursuant to any agreement or instrument.
- Interests arising solely from the ownership of a class of the Company's equity securities if all holders of that class of equity securities receive the same benefit on a pro rata basis.
- Any transaction that involves the providing of compensation to a director or executive officer in connection with his or her duties to the Company or any of its subsidiaries, including the reimbursement of business expenses incurred in the ordinary course.

Under the policy, the Company determines whether a transaction falls under the definition of a related-person transaction, requiring review by the Audit Committee. In determining whether to approve or ratify a related-person transaction, the Audit Committee will consider, among others, whether the terms of the related-person transaction are fair to the Company and on terms at least as favorable as would apply if the other party was not an affiliate; the business reasons for the transaction; whether the transaction could impair the independence of a director under the Company's Standards for Director Independence; and whether the transaction would present an improper conflict of interest for any director or executive officer of the Company.

Any member of the Audit Committee who has an interest in the transaction under discussion will abstain from voting on the approval of the related-person transaction, but may, if so requested by the Chair of the Audit Committee, participate in some or all of the Audit Committee's discussions of the related-person transaction. Any related-person transaction that is not approved or ratified, as the case may be, will be voided, terminated or amended, or other actions will be taken in each case as determined by the Audit Committee so as to avoid or otherwise address any resulting conflict of interest.

As required under SEC rules, transactions in which the Company was or is to be a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest, will be disclosed in the Company's proxy statement.

## COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal 2011, Messrs. Darretta and Leatherdale served on the Compensation Committee. Dr. Wilensky served on the Compensation Committee until May 23, 2011, at which time Mr. Lawson was appointed to the Compensation Committee following his initial election to the Board of Directors by the shareholders at the 2011 Annual Meeting. None of these persons has ever been an officer or employee of the Company or any of our subsidiaries and has no interlocking relationships requiring disclosure under applicable SEC rules.

## AUDIT COMMITTEE REPORT

The Audit Committee of our Board of Directors is comprised of three non-employee directors, all of whom are audit committee financial experts, as defined by the SEC. The Board of Directors has determined that all of the members of the Audit Committee are independent within the meaning of the listing standards of the NYSE, the rules of the SEC and the Company's Standards for Director Independence. The Audit Committee operates under a written charter adopted by the Board of Directors.

Management is responsible for the Company's internal controls and the financial reporting process. The Company's independent registered public accounting firm, Deloitte & Touche LLP, is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), expressing an opinion as to the conformity of the financial statements with generally accepted accounting principles, and auditing management's assessment of the effectiveness of internal control over financial reporting. The Audit Committee's responsibility is to monitor and oversee these processes. The Audit Committee has discussed and reviewed, with both management and Deloitte & Touche LLP, management's annual report on the Company's internal control over financial reporting and Deloitte & Touche LLP's attestation. The Audit Committee also discussed with management and Deloitte & Touche LLP the process used to support certifications by the Company's Chief Executive Officer and Chief Financial Officer that are required by the SEC and the Sarbanes-Oxley Act of 2002 to accompany the Company's periodic filings with the SEC and the process used to support management's annual report on the Company's internal controls over financial reporting.

Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and the Audit Committee has reviewed and discussed with management and the independent registered public accounting firm in separate sessions the Company's consolidated financial statements for the years ended December 31, 2011, December 31, 2010 and December 31, 2009.

The Audit Committee discussed with Deloitte & Touche LLP matters required to be discussed by Statement on Auditing Standards No. 61 (Communications with Audit Committees), Statement on Auditing Standards No. 90 (Audit Committee Communications) and Rule 2-07 of Regulation S-X. The Company's independent registered public accounting firm also provided to the Audit Committee the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and the Audit Committee discussed with the independent registered public accounting firm the accounting firm's independence. In considering the independence of the independent registered public accounting firm, the Audit Committee took into consideration whether the provision of non-audit services is compatible with maintaining the independence of the independent registered public accounting firm.

Based upon the Audit Committee's review of the financial statements, independent discussions with management and Deloitte & Touche LLP, and the Audit Committee's review of the representation of management and the report of the independent registered public accounting firm to the Audit Committee, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements for the years ended December 31, 2011, December 31, 2010 and December 31, 2009 be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the SEC.

**Members of the Audit Committee**

William C. Ballard, Jr., Chair
Robert J. Darretta
Glenn M. Renwick

## INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

### *Disclosure of Fees Paid to Independent Registered Public Accounting Firm*

Aggregate fees billed to the Company for the fiscal years ended December 31, 2011 and 2010 represent fees billed by the Company's principal independent registered public accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, which includes Deloitte Consulting (collectively, "Deloitte & Touche"). The Audit Committee pre-approved the audit and non-audit services provided in the years ended December 31, 2011 and December 31, 2010 by Deloitte & Touche, as reflected in the table below.

| Fee Category | Year Ended 2011 | Year Ended 2010 |
|---|---|---|
| Audit Fees | $16,918,000 | $16,421,000 |
| Audit-Related Fees (a) | 2,803,000 | 3,253,000 |
| Total Audit and Audit-Related Fees | $19,721,000 | $19,674,000 |
| Tax Fees (b) | 504,000 | 625,000 |
| All Other Fees | 673,000 | 434,000 |
| Total | $20,898,000 | $20,733,000 |

(a) Audit-Related Fees include benefit plan and other required audits, certain AICPA agreed-upon procedures, internal control assessments and due diligence services. Deloitte & Touche and the Company agreed to retroactively increase 2010 Audit-Related Fees due to work performed in connection with the Company's disposition of certain businesses.

(b) Tax Fees include tax compliance, planning and support services. In 2011 and 2010 approximately 73% ($367,000) and 81% ($505,000), respectively, of Tax Fees were related to tax compliance (review and preparation of corporate and expatriate tax returns, review of the tax treatment for certain expenses and claims for refunds).

### *Audit Committee's Consideration of Independence of Independent Registered Public Accounting Firm*

The Audit Committee has reviewed the nature of non-audit services provided by Deloitte & Touche and has concluded that these services are compatible with maintaining the firm's ability to serve as our independent registered public accounting firm.

### *Audit and Non-Audit Services Approval Policy*

The Audit Committee has adopted a Policy for Approval of Independent Auditor Services (the "Policy") outlining the scope of services that Deloitte & Touche may provide to the Company. The Policy sets forth guidelines and procedures the Company must follow when retaining Deloitte & Touche to perform audit, audit-related, tax and other services. The Policy also specifies certain non-audit services that may not be performed by Deloitte & Touche under any circumstances. Pursuant to these guidelines, the Audit Committee approves fee thresholds annually for each of these categories, and services within these thresholds are deemed pre-approved. All fees reported above were approved pursuant to the Policy. The services provided by our independent registered public accounting firm and related fees are discussed with the Audit Committee and the Policy is evaluated and updated periodically by the Audit Committee.

## PROPOSAL 3 – RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2012. The Board of Directors has proposed that shareholders ratify this appointment at the Annual Meeting. If shareholders do not ratify the appointment of Deloitte & Touche LLP, the Audit Committee will reconsider the appointment but is not obligated to appoint another independent registered public accounting firm. The Audit Committee evaluates, at least every three years, whether to rotate our independent registered public accounting firm.

Representatives of Deloitte & Touche LLP are expected to be present at the meeting, will have an opportunity to make a statement and will be available to respond to questions from shareholders.

***The Board of Directors recommends a vote FOR ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2012. Proxies will be voted FOR ratifying this selection unless you specify otherwise.***

## PROPOSAL 4 – SHAREHOLDER PROPOSAL

The following shareholder proposal will be voted on at the Annual Meeting only if properly presented by or on behalf of the shareholder proponent. The Board of Directors has recommended a vote against this proposal for the reasons set forth following the proposal.

### *Shareholder Proposal — Disclosure of Lobbying Expenditures*

We have been informed that Trillium Asset Management Corp., along with co-sponsors Benedictine Sisters of Mt. Angel, Benedictine Sisters of Mount St. Scholastica, Benedictine Sisters of Monasterio Pan de Vita, Connecticut Retirement Plans and Trust Funds, Missionary Oblates of Mary Immaculate, Sisters of St. Francis of Philadelphia, AFL-CIO Reserve Fund and New York State Common Retirement Fund, intend to introduce the resolution set forth below at the Annual Meeting. The Company will provide to shareholders the addresses and reported holdings of the Company's common stock for all sponsors promptly upon receiving an oral or written request.

**Resolved**: Shareholders of UnitedHealth Group ("UNH" or the "Company") request that the Board of Directors (the "Board") authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on the Company's behalf by trade organizations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.
2. A listing of payments (both direct and indirect, including payments to trade organizations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.
3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision making process and oversight by the management and the Board for (a) direct and indirect lobbying contribution or expenditure; and (b) payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that: (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation. Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels. The report shall be presented to the Audit Committee or other relevant oversight committee of the Board and posted on the Company's website.

**Supporting Statement**

Under the U.S. Supreme Court's decision in *Citizens United v. Federal Election Commission*, corporations are considered persons having the right to express opinions on public policy issues. However, corporations can exert significantly greater influence than single individuals or groups and may promote interests unknown and contrary to the interests of their own shareholders.

For example, many companies in the health care industry have told their shareholders they are in basic support of the federal health reform law known as the Affordable Care Act, albeit with a desire for necessary changes. However, many of these corporations are members of groups such as the U.S. Chamber of Commerce, the American Legislative Exchange Council ("ALEC") and other organizations which are actively working to eliminate the Affordable Care Act.

It is important that our Company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy. Questionable lobbying activity may pose risks to our Company's reputation when controversial positions are embraced. Hence, we believe full disclosure of UNH's policies, procedures and oversight mechanisms is warranted.

UNH has spent nearly $23 million from 2008 through Q1 2011 on direct federal lobbying activities, according to public records. These figures may not include its grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures to influence legislation or regulation and UNH does not disclose contributions to tax-exempt organizations that write and endorse model legislation, such as a $50,000 contribution to ALEC's 2011 annual meeting (http://thinkprogress.org/politics/2011/08/05/288823/alec-exposed-corporations-funding/).

**The Board of Directors unanimously recommends a vote AGAINST the foregoing proposal for the following reasons:**

The Board of Directors has carefully considered this shareholder proposal and has concluded that the proposal is unnecessary, not in the best interests of the Company and its shareholders, and is redundant to existing comprehensive state and federal public disclosure requirements.

As a participant in the regulated health care industry, we have an obligation in the interests of our company and shareholders to engage with policymakers on an ongoing basis. We have engaged in and will continue to engage in efforts to help inform public policy decisions at both the state and federal levels that have the potential to improve the quality and delivery of health care and that affect our customers, employees, consumers, and the communities in which we operate. Our activities include advocacy efforts at the federal and state levels, thought leadership regarding health care modernization and other important issues impacting the company and our customers, educational outreach and promotion, and other related activities.

We disclose extensive information about our advocacy efforts and the expenditures associated therewith, and we subject our activities to comprehensive Board oversight. We comply fully with all state and federal laws concerning the disclosure of our lobbying expenses. These reports are publicly available and provide extensive detail regarding the Company's lobbying expenses and the nature of its lobbying activities. In addition, the Public Policy Committee of our Board of Directors, which is composed entirely of independent directors, monitors our advocacy efforts, government affairs activities and political spending, receives regular reports from senior management on these matters, supervises the policies and reviews the purposes and benefits of these activities. The Center for Political Accountability ranks our current level of political disclosure in their second highest category.

We believe that it is in the best interest of our company and our shareholders to belong to trade associations and industry groups, where we benefit from the general business, technical and industry standard-setting expertise these organizations provide. The Company does not agree with all positions taken by these and other trade associations and industry groups on many issues. We have publicly acknowledged contrary positions from time to time. We make a Political Contributions report available on our website, and on an annual basis, we report the aggregate amount of dues paid to certain trade associations that are not deductible under Section 162(e) of the Internal Revenue Code.

Additionally, our expenses related to political and lobbying activities are simply not near to being financially material. In 2011, our entire budget relating to political and lobbying activities, using a broad definition of such, was significantly less than one tenth of one percent of our overall operating costs. Therefore, we do not believe that additional line item disclosure of these immaterial amounts would be beneficial to our investors and would impose unnecessary costs and administrative burdens on the Company.

**For all of these reasons, the Board recommends a vote AGAINST this proposal. Proxies will be voted AGAINST the proposal unless you specify otherwise.**

## QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

### 1. What is the purpose of the Annual Meeting?

At the Annual Meeting, shareholders will act upon the matters outlined in the Notice of Annual Meeting of Shareholders. These include the election of directors, an advisory vote to approve our executive compensation, ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm and, if properly presented at the meeting, a shareholder proposal. Also, once the business of the Annual Meeting is concluded, management of the Company will give a business update. Management, Chairs of each standing Board committee and representatives of Deloitte & Touche LLP will be available to respond to questions from shareholders.

### 2. What is a proxy?

It is your legal designation of another person to vote the stock you own in the manner you direct. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card. We have designated Richard N. Baer and Dannette L. Smith to serve as proxies for the Annual Meeting. The Board of Directors will use the proxies at the 2012 Annual Meeting of Shareholders. The proxies also may be voted at any adjournments or postponements of the meeting.

### 3. What is a proxy statement?

It is a document we give you when we are soliciting your vote pursuant to SEC regulations.

### 4. What is the difference between a shareholder of record and a shareholder who holds stock in street name?

*Shareholders of Record.* If your shares are registered in your name with our transfer agent, Wells Fargo Shareowner Services, you are a shareholder of record with respect to those shares and the Notice or the proxy materials were sent directly to you by Broadridge Financial Solutions.

*Street Name Holders.* If you hold your shares in an account at a bank or broker, then you are the beneficial owner of shares held in "street name." The Notice or proxy materials were forwarded to you by your bank or broker, who is considered the shareholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your bank or broker on how to vote the shares held in your account.

### 5. How many shares must be present to hold the Annual Meeting?

In order to conduct the Annual Meeting, holders of a majority of the shares entitled to vote as of the close of business on the record date must be present in person or by proxy. This constitutes a quorum. Your shares are counted as present if you attend the Annual Meeting and vote in person, if you vote your proxy over the Internet or by telephone, or by mail. Abstentions and broker non-votes will be counted as present for purposes of establishing a quorum. If a quorum is not present, we will adjourn the Annual Meeting until a quorum is obtained.

**6. How can I access the proxy materials for the Annual Meeting?**

Shareholders may access the proxy materials, which include the Notice of Annual Meeting of Shareholders, Proxy Statement (including a form of proxy card) and Annual Report for the year ended December 31, 2011 on the Internet at *www.unitedhealthgroup.com/proxymaterials*. We will also provide a hard copy of any of these documents free of charge upon request to: UnitedHealth Group Incorporated, 9900 Bren Road East, Minnetonka, Minnesota 55343, Attention: Secretary to the Board of Directors.

Instead of receiving future copies of our proxy materials by mail, you can elect to receive an e-mail that will provide electronic links to these documents. Opting to receive your proxy materials online will save the cost of producing and mailing documents to your home or business, will give you an electronic link to the proxy voting site and will also help preserve environmental resources.

*Shareholders of Record.* If you vote on the Internet at *www.proxyvote.com*, simply follow the prompts for enrolling in the electronic proxy delivery service. You also may enroll in the electronic proxy delivery service at any time by going directly to *www.unitedhealthgroup.com* and following the enrollment instructions.

*Street Name Holders.* If you hold your shares in a bank or brokerage account, you may also have the opportunity to receive the proxy materials electronically. Please check the information provided in the proxy materials you receive from your bank or broker regarding the availability of this service.

**7. How do I attend the Annual Meeting? What do I need to bring?**

**To attend the Annual Meeting, you will need to bring an admission ticket and valid photo identification.**

*Shareholders of Record.* If you are a shareholder of record and received a Notice, the Notice is your admission ticket. If you are a shareholder of record and received proxy materials by mail, your admission ticket is attached to your proxy card. You will need to bring the Notice or the admission ticket and valid photo identification with you to the Annual Meeting in order to be admitted to the meeting.

*Street Name Holders.* If you hold your shares in street name, bring your most recent brokerage statement or a letter from your broker or other nominee and valid photo identification with you to the Annual Meeting. We will use that statement or letter to verify your ownership of common stock and admit you to the Annual Meeting; *however, you will not be able to vote your shares at the Annual Meeting without a legal proxy, as described in Question 8.*

Please note that use of cameras, phones or other similar electronic devices and the bringing of large bags, packages or sound or video recording equipment will not be permitted in the meeting room. Attendees will also be required to comply with rules of order and procedure that will be available at the meeting.

**8. How can I vote at the Annual Meeting if I own shares in street name?**

If you are a street name holder, you may not vote your shares at the Annual Meeting unless you obtain a legal proxy from your bank or broker. A legal proxy is a bank's or broker's authorization for you to vote the shares it holds in its name on your behalf. To obtain a legal proxy, please contact your bank or broker for further information.

**9. What shares are included on the Notice, proxy card or voting instruction form?**

If you are a shareholder of record, you will receive only one Notice or proxy card for all the shares of common stock you hold:

- in certificate form;

- in book-entry form; and
- in any Company benefit plan.

If you hold your shares in street name, you will receive one Notice or voting instruction form for each account you have with a bank or broker. If you hold shares in multiple accounts, you may need to provide voting instructions for each account.

If you hold shares in our 401(k) savings plan and do not vote your shares or specify your voting instructions on your proxy card, the administrators of the 401(k) savings plan will vote your 401(k) plan shares in the same proportion as the shares for which they have received voting instructions. **To allow sufficient time for voting by the 401(k) administrators, your voting instructions must be received by 11:59 p.m. Eastern Time on May 30, 2012.**

**10. How can I listen to the live webcast of the Annual Meeting?**

You can listen to the live webcast of the Annual Meeting by logging on to our website at *www.unitedhealthgroup.com* and clicking on "Investors" and then on the link to the webcast. An archived copy of the webcast will also be available on our website for fourteen days following the Annual Meeting.

**11. What different methods can I use to vote?**

*By Written Proxy.* All shareholders of record who received proxy materials by mail can vote by written proxy card. If you received a Notice or the proxy materials electronically, you may request a proxy card at any time by following the instructions on the Notice or on the voting website. If you are a street name holder, you will receive instructions on how you may vote from your bank or broker, unless you previously enrolled in electronic delivery.

*By Telephone or Internet.* All shareholders of record can vote by telephone from the U.S. and Canada, using the toll-free telephone number on the proxy card, or through the Internet using the procedures and instructions described on the Notice or proxy card. Street name holders may vote by Internet or telephone if their bank or broker makes those methods available, in which case the bank or broker will enclose the instructions with the proxy materials. The Internet and telephone voting procedures are designed to authenticate shareholders' identities, allow shareholders to vote their shares and to confirm that their instructions have been properly recorded.

*In Person.* All shareholders of record may vote in person at the Annual Meeting. Street name holders may vote in person at the Annual Meeting if they have a legal proxy, as described in Question 8.

**The Notice is not a proxy card and it cannot be used to vote your shares.**

**12. What is the record date and what does it mean?**

The record date for the Annual Meeting is April 5, 2012. Only owners of record of shares of common stock of the Company at the close of business on the record date are entitled to notice of and to vote at the Annual Meeting, or at any adjournments or postponements of the Annual Meeting. On April 5, 2012, there were 1,042,727,555 shares of common stock issued, outstanding and entitled to vote. Each owner of record on the record date is entitled to one vote for each share of common stock held.

The record date was established by our Board of Directors as required by the Minnesota Business Corporation Act. Owners of record of common stock at the close of business on the record date are entitled to:

- receive notice of the Annual Meeting; and
- vote at the Annual Meeting and any adjournments or postponements of the Annual Meeting.

**13. If I submit a proxy, may I later revoke it and/or change my vote?**

Shareholders may revoke a proxy and/or change their vote prior to the completion of voting at the Annual Meeting by:

- signing another proxy card or voting instruction form with a later date and delivering it to an officer of the Company before the Annual Meeting;
- voting again over the Internet or by telephone prior to 11:59 p.m., Eastern Time, on June 3, 2012 (or, if you are a street name holder, such earlier time as your bank or broker may direct);
- voting at the Annual Meeting if you are a shareholder of record or are a street name holder that has obtained a legal proxy from your bank or broker; or
- notifying the Secretary to the Board of Directors in writing before the Annual Meeting.

**14. Are votes confidential? Who counts the votes?**

We hold the votes of all shareholders in confidence from directors, officers and employees except:

- as necessary to meet applicable legal requirements and to assert or defend claims for or against the Company;
- in case of a contested proxy solicitation;
- if a shareholder makes a written comment on the proxy card or otherwise communicates his or her vote to management; or
- to allow the independent inspectors of the election to certify the results of the vote.

We have retained Broadridge Financial Solutions to tabulate the votes. We have retained Carl T. Hagberg & Associates to act as independent inspector of the election.

**15. How may I confirm my vote was counted?**

We are offering our shareholders the opportunity to confirm their vote was cast in accordance with their instructions. Vote confirmation is consistent with our commitment to sound corporate governance standards and an important means to increase transparency. Beginning May 21, 2012 and for up to two months after the Annual Meeting, you may confirm your vote beginning twenty-four hours after your vote is received, whether it was cast by proxy card, electronically or telephonically. To obtain vote confirmation, log onto *www.proxyvote.com* using your control number (located on your Notice or proxy card) and receive confirmation on how your vote was cast. If you hold your shares through a bank or brokerage account, the ability to confirm your vote may be affected by the rules of your bank or broker and the confirmation will not confirm whether your bank or broker allocated the correct number of shares to you.

**16. What are my choices when voting for director nominees and what vote is needed to elect directors?**

In the vote on the election of director nominees, shareholders may:

- vote in favor of a nominee;
- vote against a nominee; or
- abstain from voting with respect to a nominee.

Directors will be elected by a majority of the votes cast by the holders of the shares of common stock present and entitled to vote in person or by proxy at the Annual Meeting. To address a holdover provision in Minnesota law that allows a director who has not been re-elected to remain in office until a successor is elected and qualified, our policy requires any director who does not receive a greater number of votes "for" than "against" his or her election in an uncontested election to tender his or her resignation from the Board of Directors following certification of the shareholder vote. Under this policy, the Board of Directors will determine whether to accept or reject the offer to resign within 90 days of certification of the shareholder vote. The text of this policy appears in our Principles of Governance, which are available on our website at *www.unitedhealthgroup.com.*

The Board of Directors recommends a vote FOR each of the nominees.

**17. What are my choices when voting on each of the other proposals considered at the Annual Meeting?**

For each of the other proposals shareholders may:

- vote for the proposal;
- vote against the proposal; or
- abstain from voting on the proposal.

**18. What is the Board's recommendation with regard to each proposal?**

The Board of Directors makes the following recommendation with regard to each proposal:

- The Board of Directors recommends a vote FOR each of the director nominees.
- The Board of Directors recommends a vote FOR advisory approval of the Company's executive compensation.
- The Board of Directors recommends a vote FOR ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm.
- The Board of Directors recommends a vote AGAINST the shareholder proposal.

**19. What vote is needed to approve each proposal?**

Each proposal, other than the advisory vote to approve our executive compensation, must be approved by the holders of a majority of the shares of common stock present and entitled to vote in person or by proxy at the Annual Meeting in order to pass. For the advisory vote to approve our executive compensation, the Board of Directors will consider the results of that advisory vote when considering future executive compensation decisions.

**20. What if I do not specify a choice for a matter when returning a proxy?**

Shareholders should specify their choice for each matter in the manner described in the Notice or on their proxy card. If no specific instructions are given, proxies which are signed and returned will be voted:

- FOR the election of all director nominees;
- FOR the advisory approval of our executive compensation;
- FOR the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm; and
- AGAINST the shareholder proposal.

**21. Are my shares voted if I do not provide a proxy?**

If you are a shareholder of record and do not provide a proxy, you must attend the Annual Meeting in order to vote. If you hold shares through an account with a bank or broker, your shares may be voted by the bank or broker on some matters if you do not provide voting instructions. Banks and brokers have the authority under NYSE rules to vote shares for which their customers do not provide voting instructions on routine matters. The ratification of Deloitte & Touche LLP as our independent registered public accounting firm is considered a routine matter. The election of directors, the advisory vote to approve our executive compensation and the shareholder proposal are not considered routine and banks and brokers cannot vote shares without instruction on those matters. Shares that banks and brokers are not authorized to vote are counted as "broker non-votes."

**22. How are abstentions and broker non-votes counted?**

Abstentions have no effect on the election of directors under Minnesota law.

Under Minnesota law, abstentions have the effect of an "AGAINST" vote on the proposal seeking advisory approval of our executive compensation, the ratification of the appointment of the Company's independent registered public accounting firm and the shareholder proposal.

Under Minnesota law, broker non-votes have no effect on the election of directors, proposal seeking advisory approval or our executive compensation, or the shareholder proposal.

**23. Does the Company have a policy about directors' attendance at the Annual Meeting of Shareholders?**

The Company expects directors to attend the Annual Meeting, absent a compelling reason. All of our directors attended the 2011 Annual Meeting.

**24. What are the deadlines for submitting shareholder proposals for the 2013 Annual Meeting?**

*Shareholder Proposals to Be Considered for Inclusion in the Company's Proxy Materials.* To be considered for inclusion in our proxy statement for our 2013 Annual Meeting, shareholder proposals submitted in accordance with the SEC's Rule 14a-8 must be received not later than December 26, 2012 and be submitted in accordance with the SEC's Rule 14a-8. Shareholder proposals received after the close of business on December 26, 2012 would be untimely. These shareholder proposals must be in writing and received by the deadline described above at our principal executive offices at UnitedHealth Group Center, 9900 Bren Road East, Minnetonka, Minnesota 55343, Attention: Secretary to the Board of Directors. If we do not receive a shareholder proposal by the deadline described above, the proposal may be excluded from our proxy statement for our 2013 Annual Meeting.

*Other Shareholder Proposals for Presentation at the 2013 Annual Meeting.* A shareholder proposal that is not submitted for inclusion in our proxy statement for our 2013 Annual Meeting, but is instead sought to presented at the 2013 Annual Meeting, must comply with the "advance notice" deadlines in our Bylaws. As such, these shareholder proposals must be received not earlier than February 4, 2013, and no later than the close of business on March 6, 2013. These shareholder proposals must be in writing and received within the "advance notice" deadlines described above at our principal executive offices at UnitedHealth Group Center, 9900 Bren Road East, Minnetonka, Minnesota 55343, Attention: Secretary to the Board of Directors. These shareholder proposals must be in the form provided in our Bylaws and must include the information set forth in the Bylaws about the shareholder proposing the business and any associated person, including information about the direct and indirect ownership of or derivative positions in the Company's common stock and arrangements and understandings related to the proposed business or the voting of the Company's common stock. If we do not receive a shareholder proposal and the required information regarding the shareholder and any associated person by the "advance notice" deadlines described above, the proposal may be excluded from the proxy statement and from consideration at the 2013 Annual Meeting. The "advance notice" requirement described above supersedes the notice period in SEC Rule 14a-4(c)(1) of the federal proxy rules regarding the discretionary proxy voting authority with respect to such shareholder business.

**25. How are proxies solicited and what is the cost?**

We bear all expenses incurred in connection with the solicitation of proxies. We have engaged D.F. King & Co., Inc. to assist with the solicitation of proxies for a base fee of $19,000 plus expenses. We will reimburse brokers, fiduciaries and custodians for their costs in forwarding proxy materials to beneficial owners of common stock.

Our directors, officers and employees may also solicit proxies by mail, telephone and personal contact. They will not receive any additional compensation for these activities.

**26. Where can I find more information about my voting rights as a shareholder?**

The SEC has an informational website that provides shareholders with general information about how to cast their vote and why voting should be an important consideration for shareholders. You may access that information at *www.sec.gov/spotlight/proxymatters.shtml* or at *www.investor.gov.*

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information about each shareholder known to us to beneficially own more than five percent of the outstanding shares of our common stock, based solely on the information filed by each such shareholder in 2012 for the year ended December 31, 2011 on Schedule 13G under the Exchange Act.

| Name and Address of Beneficial Owner | Amount and Nature of Beneficial Ownership | Percent of Class |
|---|---|---|
| FMR LLC (1)<br>82 Devonshire Street<br>Boston, Massachusetts 02109 | 62,082,778 | 5.82% |
| Wellington Management Company, LLP (2)<br>280 Congress Street<br>Boston, Massachusetts 02210 | 60,982,518 | 5.72% |
| BlackRock, Inc. (3)<br>40 East 52nd Street<br>New York, New York 10022 | 57,238,988 | 5.37% |

(1) This information, including percent of class, is based on the Schedule 13G filed with the SEC by FMR LLC on February 14, 2012. FMR LLC reported sole voting power 3,328,824 shares of common stock and sole investment power for 62,082,778 shares of common stock. FMR LLC reported having neither shared voting power nor shared investment power over any of the shares.

(2) This information, including percent of class, is based on the Schedule 13G/A filed with the SEC by Wellington Management Company, LLP on February 14, 2012. Wellington Management Company, LLP reported shared voting power for 23,702,731 shares of common stock and shared investment power for 60,982,518 shares of common stock. Wellington Management Company, LLP reported having neither sole voting power nor sole investment power over any of the shares.

(3) This information, including percent of class, is based on the Schedule 13G/A filed with the SEC by BlackRock, Inc. on February 8, 2012. BlackRock, Inc. reported sole voting power and sole investment power over all of the shares. BlackRock, Inc. reported having neither shared voting power nor shared investment power over any of the shares.

The following table provides information about the beneficial ownership of our common stock as of April 5, 2012 by each director and nominee for director, each executive officer named in the 2011 Summary Compensation Table in this proxy statement, and by all of our current directors, executive officers and director nominees as a group. As of April 5, 2012, there were 1,042,727,555 shares of our common stock issued, outstanding and entitled to vote.

| Name of Beneficial Owner or Identity of Group | Ownership of Common Stock | Number of Shares Deemed Beneficially Owned as a Result of Equity Awards Exercisable or Vesting Within 60 Days of April 5, 2012 | Total (1) | Percent of Common Stock Outstanding |
|---|---|---|---|---|
| William C. Ballard, Jr. | 60,427 (2) | 213,000 | 273,427 | * |
| Richard T. Burke | 2,605,325 (2)(3) | 259,020 | 2,864,345 | * |
| Robert J. Darretta | 24,723 (2)(5) | 56,621 | 81,344 | * |
| Michele J. Hooper | 20,847 (2) | 35,000 | 55,847 | * |
| Rodger A. Lawson | 8,090 (2) | 0 | 8,090 | * |
| Douglas W. Leatherdale | 956,902 (2)(4)(5) | 240,150 | 1,197,052 | * |
| Glenn M. Renwick | 22,641 (2) | 30,804 | 53,445 | * |
| Kenneth I. Shine, M.D. | 17,853 (2) | 5,000 | 22,853 | * |
| Gail R. Wilensky, Ph.D. | 45,317 (2) | 229,780 | 275,097 | * |
| Stephen J. Hemsley | 2,574,292 (6)(7) | 3,634,281 | 6,208,573 | * |
| David S. Wichmann | 164,911 (7) | 1,548,586 | 1,713,497 | * |
| Gail K. Boudreaux | 54,000 (8) | 47,286 | 101,286 | * |
| Larry C. Renfro | 4,848 | 107,612 | 112,460 | * |
| Anthony Welters | 6,586 | 749,931 | 756,517 | * |
| George L. Mikan III | 1,621 (7) | 220,000 | 221,621 | * |
| All current directors, executive officers and director nominees as a group (19 individuals) | 6,848,074 (9) | 8,944,559 | 15,792,633 | 1.50% |

* Less than 1%.

(1) Unless otherwise noted, each person and group identified possesses sole voting and investment power with respect to the shares shown opposite such person's or group's name. Shares not outstanding but deemed beneficially owned by virtue of the right of an individual to acquire them within 60 days of April 5, 2012 are treated as outstanding only when determining the amount and percent owned by such individual or group.

(2) Includes the following number of vested restricted stock units and vested deferred stock units which are considered owned under the Company's stock ownership guidelines for directors: Mr. Ballard — 11,227 deferred stock units; Mr. Burke — 11,227 deferred stock units; Mr. Darretta — 3,125 restricted stock units and 18,258 deferred stock units; Ms. Hooper — 6,250 restricted stock units and 11,227 deferred stock units; Mr. Lawson — 5,090 deferred stock units; Mr. Leatherdale — 11,227 deferred stock units; Mr. Renwick — 2,343 restricted stock units and 18,258 deferred stock units; Dr. Shine — 4,687 restricted stock units and 13,166 deferred stock units; and Dr. Wilensky — 11,227 deferred stock units.

(3) Includes 85,808 shares held directly by Mr. Burke's spouse. Mr. Burke does not have voting or investment power over these shares, and disclaims beneficial ownership of these shares.

(4) Includes 28,800 shares held in irrevocable trusts for the benefit of Mr. Leatherdale's children and 6,600 shares held in irrevocable trusts for the benefit of Mr. Leatherdale's grandchildren. Mr. Leatherdale disclaims beneficial ownership of these shares.

(5) Includes the following number of shares known to be pledged as security, including shares held by brokers in a margin account whether or not there are loans outstanding: Mr. Darretta — 3,340 shares, and Mr. Leatherdale — 910,275 shares.

(6) Include 310,144 shares held by foundations which Mr. Hemsley controls.

(7) Includes the following number of shares held in trust for the individuals pursuant to our 401(k) plan: Mr. Hemsley — 291 shares; Mr. Wichmann — 218 shares; and Mr. Mikan — 144 shares.

(8) Includes 29,225 shares of restricted stock.

(9) Includes the indirect holdings included in footnotes (3), (4) and (6), the shares held in our executive officers' 401(k) accounts and 29,225 shares of restricted stock held by certain of our executive officers. Pursuant to the terms of the Company's 401(k) plan, a participant has sole voting power over his or her shares; however, the plan trustee votes all unvoted shares in the same proportions as the actual proxy votes submitted by plan participants.

## SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than 10% of our common stock, to file initial reports of ownership and reports of changes in ownership with the SEC and the NYSE. Executive officers, directors and greater-than-10% beneficial owners are required by SEC rules to furnish us with copies of all Section 16(a) reports they file. There was an untimely Form 4 by each of our executive officers related to dividend equivalents granted in June 2011. In addition, Steve Hemsley had a late Form 5 relating to a charitable donation made at the end of 2011, and Gail Boudreaux had an untimely Form 4 in 2011 resulting from a change in form of beneficial ownership. Except for the foregoing, based solely on our review of these reports and written representations from our executive officers and directors, we believe that all of our executive officers and directors complied with all Section 16(a) filing requirements during 2011.

## HOUSEHOLDING NOTICE

We have adopted "householding" procedures that allow us to deliver one Notice or a single copy of proxy materials to any household at which two or more shareholders reside who share the same last name or whom we believe to be members of the same family. Each registered shareholder living in that household will receive a separate proxy card if the householded proxy materials are received by mail.

If you participate in householding but wish to receive a separate copy of this proxy statement or our annual report, please notify us at: Secretary to the Board of Directors, UnitedHealth Group Center, 9900 Bren Road East, Minnetonka, Minnesota 55343, telephone (800) 328-5979. You may opt-in or opt-out of householding at any time by contacting our transfer agent, Wells Fargo Shareowner Services at (877) 602-7615. Your householding election will apply to all materials mailed more than 30 days after your request is received.

Your participation in the householding program is encouraged. As an alternative to householding, you may choose to receive documents electronically. Instructions for electing electronic delivery are described in Question 6 of the "Questions and Answers about the Annual Meeting and Voting" section of this proxy statement.

We have been notified that some banks and brokers will household proxy materials. If your shares are held in "street name" by a bank or broker, you may request information about householding from your bank or broker.

## OTHER MATTERS AT MEETING

In accordance with the requirements of advance notice described in our Bylaws, no shareholder nominations or shareholder proposals other than those included in this proxy statement will be presented at the 2012 Annual Meeting. We know of no other matters that may come before the Annual Meeting. However, if any matters calling for a vote of the shareholders, other than those referred to in this proxy statement, should properly come before the meeting, the persons named in the enclosed proxy will vote such proxy according to their individual judgment.

BY ORDER OF THE BOARD OF DIRECTORS,

Dannette L. Smith

Dannette L. Smith
Secretary to the Board of Directors

Dated: April 25, 2012